   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1997

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       AFFILIATED COMPUTER SERVICES, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                              7374                             51-0310342
   (State or other jurisdiction        (Primary Standard Industrial              (I.R.S. Employer
of incorporation or organization)      Classification Code Number)            Identification Number)

                           2828 NORTH HASKELL AVENUE
                              DALLAS, TEXAS 75204
                                 (214) 841-6111
               (Address, including zip code and telephone number,
       including area code, of registrant's principal executive offices)

                            DAVID W. BLACK, ESQUIRE
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                           2828 NORTH HASKELL AVENUE
                              DALLAS, TEXAS 75204
                                 (214) 841-6111
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

              DAVID G. LUTHER, ESQUIRE                             GLENN C. CAMPBELL, ESQUIRE
               HUGHES & LUCE, L.L.P.                                  MILES & STOCKBRIDGE,
            1717 MAIN STREET, SUITE 2800                           A PROFESSIONAL CORPORATION
                DALLAS, TEXAS 75201                                     10 LIGHT STREET
                   (214) 939-5500                                  BALTIMORE, MARYLAND 21202
                                                                         (410) 727-6464

Approximate Date of Commencement of Proposed Sale of the Securities to the
Public: As soon as practicable following the effectiveness of this Registration Statement.

    If the Securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

                                                                   PROPOSED MAXIMUM      PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF                AMOUNT TO BE         OFFERING PRICE          AGGREGATE             AMOUNT OF
       SECURITIES TO BE REGISTERED            REGISTERED (1)        PER SHARE (1)       OFFERING PRICE (2)   REGISTRATION FEE (3)
Class A Common Stock $0.01 par value            12,250,000              $24.75             $303,187,500           $91,875.00

(1) Based upon the maximum number of shares of Class A Common Stock expected to be issued in connection with the transactions described herein.

(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(f)(1). Based upon the product of (i) $24.75 (the average of the high and low prices of Affiliated Computer Services, Inc. Class A Common Stock on November 10 on the New York Stock Exchange) times
    (ii) 12,250,000 (the aggregate number of shares of Affiliated Computer Services, Inc. Class A Common Stock outstanding and reserved for issuance upon the exercise of options to purchase Affiliated Computer Services, Inc. Common Stock).

(3) Pursuant to Rule 457(b), includes a fee of $60,637.50 paid in connection with the filing with the Commission of the preliminary proxy materials relating to the transactions described herein on October 3, 1997.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      AFFILIATED COMPUTER SERVICES, INC .
                CROSS-REFERENCE SHEET BETWEEN ITEMS IN FORM S-4
                   AND PROSPECTUS PURSUANT TO ITEM 501(B) OF
                                 REGULATION S-K

ITEM NO.                    FORM S-4 CAPTION                                   HEADING IN PROSPECTUS
---------  ---------------------------------------------------  ---------------------------------------------------
           PART I

           A. Information About the Transaction

  Item 1.  Forepart of Registration Statement and Outside
             Front Cover Page of Prospectus...................  Forepart of Registration Statement and Outside
                                                                  Front Cover Page

  Item 2.  Inside Front and Outside Back Cover Pages of
             Prospectus.......................................  Inside Front Cover Page and Outside Back Cover Page
                                                                  of Prospectus; Available Information;
                                                                  Incorporation of Certain Documents by Reference;
                                                                  Table of Contents

  Item 3.  Risk Factors, Ratio of Earnings to Fixed Charges
             and Other Information............................  Summary; Risk Factors, The Proposed Merger and
                                                                  Related Transactions; Selected Financial
                                                                  Information; Market Price Data and Dividend
                                                                  Information; Selected Financial Information

  Item 4.  Terms of the Transaction...........................  Summary; The Proposed Merger and Related
                                                                  Transactions; Management and Operations After the
                                                                  Merger; Comparative Rights of Stockholders of ACS
                                                                  and CDSI; Affiliates' Restriction on Sale of ACS
                                                                  Class A Common Stock

  Item 5.  Pro Forma Financial Information....................  Summary; The Proposed Merger and Related
                                                                  Transactions--Unaudited Pro Forma Combined
                                                                  Condensed Financial Information

  Item 6.  Material Contracts with the Company Being
             Acquired.........................................  Not Applicable

  Item 7.  Additional Information Required for Reoffering by
             Persons or Parties Deemed to be Underwriters.....  Not Applicable

  Item 8.  Interests of Names Experts and Counsel.............  Legal Matters; Experts

  Item 9.  Disclosure of Commission Position on
             Indemnification for Securities Act Liability.....  Comparative Rights of Stockholders of ACS and
                                                                  CDSI--Indemnification and Limitation of Liability

           B. Information About the Registrant

 Item 10.  Information with Respect to S-3 Registrants........  Summary; Selected Financial Information;
                                                                  Information Concerning ACS; ACS Management;
                                                                  Market Price Data and Dividend Information; The
                                                                  Proposed Merger and Related Transactions; Risk
                                                                  Factors; Financial Statements

ITEM NO.                    FORM S-4 CAPTION                                   HEADING IN PROSPECTUS
---------  ---------------------------------------------------  ---------------------------------------------------
 Item 11.  Incorporation of Certain Information by
             Reference........................................  Incorporation of Certain Information By Reference

 Item 12.  Information with Respect to S-2 or S-3
             Registrants......................................  Documents Delivered Herewith; Incorporation of
                                                                  Certain Information By Reference

 Item 13.  Incorporation of Certain Information by
             Reference........................................  Incorporation of Certain Information By Reference

 Item 14.  Information with Respect to Registrant Other than
             S-3 or S-2 Registrants...........................  Not Applicable

           C. Information About the Company Being
              Acquired

 Item 15.  Information with Respect to S-3 Companies..........  Summary; Selected Financial Information;
                                                                  Information Concerning CDSI; CDSI Management;
                                                                  Market Price Data and Dividend Information;
                                                                  Financial Statements; Incorporation of Certain
                                                                  Information by Reference

 Item 16.  Information with Respect to S-2 or S-3 Companies...  Not Applicable

 Item 17.  Information with Respect to Companies Other than
             S-3 or S-2 Companies.............................  Not Applicable

           D. Voting and Management Information

 Item 18.  Information if Proxies, Consents or Authorizations
             are to be Solicited..............................  The ACS Annual Meeting of Stockholders; The CDSI
                                                                  Special Meeting of Stockholders; The Proposed
                                                                  Merger and Related Transactions; Comparative
                                                                  Rights of Stockholders of ACS and CDSI;
                                                                  Management and Operations After the Merger; ACS
                                                                  Management; CDSI Management.

 Item 19.  Information if Proxies, Consents or Authorizations
             are not to be Solicited or in an Exchange
             Offer............................................  Not Applicable

                                  [LETTERHEAD]

                               November 14, 1997

Dear Fellow Stockholders:

    You are cordially invited to attend the annual meeting of stockholders of Affiliated Computer Services, Inc., ("ACS") on Tuesday, December 16, 1997, at 10:00 a.m., local time, at CityPlace, 2711 North Haskell Avenue, Dallas, Texas 75204. At this meeting, you will be asked to approve, among other things, the issuance of ACS Class A Common Stock (the "Stock Issuance") pursuant to the Agreement and Plan of Merger dated September 20, 1997 between ACS, ACS Acquisition Corp., a wholly owned subsidiary of ACS, and Computer Data Systems, Inc. ("CDSI"). Subject to the receipt of the requisite stockholder approvals of CDSI and ACS and the satisfaction of the other conditions to closing agreed to by CDSI and ACS, at the closing of the proposed merger, CDSI will become a subsidiary of ACS and each outstanding share of CDSI Common Stock will be converted into the right to receive 1.759 shares (the "Exchange Ratio") of ACS Class A Common Stock.

    The accompanying Joint Proxy Statement/Prospectus provides you with detailed information concerning the annual meeting, the proposed merger, and other proposals to be considered and voted on at the annual meeting. Please give all of this information your careful attention.

    The Board of Directors has thoroughly reviewed the terms and conditions of the proposed merger. The Board believes that the combined ACS and CDSI entity will be well positioned strategically in the market and that this transaction will broaden ACS's core businesses and provide enhanced and more competitive services to our customers.

    Smith Barney Inc. has rendered to the ACS Board of Directors a written opinion dated September 20, 1997 to the effect that, as of the date of such opinion and based on and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to ACS. A copy of such opinion is attached to the enclosed Joint Proxy Statement/Prospectus and should be read carefully in its entirety.

    THE BOARD, BY UNANIMOUS VOTE, HAS DETERMINED THAT THE TERMS OF THE MERGER AND THE STOCK ISSUANCE ARE IN THE BEST INTERESTS OF THE STOCKHOLDERS OF ACS AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE STOCK ISSUANCE.

    Your vote is important, and we respectfully urge all stockholders to complete, sign, and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action does not limit your right to revoke your proxy by attending the annual meeting and voting in person.

Sincerely yours,

Darwin Deason                                   Jeffrey A. Rich
Chairman of the Board and                       President and
Chief Executive Officer                         Chief Operating Officer

                                  [LETTERHEAD]

                               November 14, 1997

Dear Fellow Stockholders:

    You are cordially invited to attend a special meeting of stockholders of Computer Data Systems, Inc., ("CDSI") on Tuesday, December 16, 1997, at 10:00 a.m., local time, at CDSI's headquarters located at One Curie Court, Rockville, Maryland. At this meeting, you will be asked to approve the merger of CDSI and Affiliated Computer Services, Inc. ("ACS"). Subject to the receipt of the requisite stockholder approvals of CDSI and ACS and the satisfaction of the other conditions to closing agreed to by CDSI and ACS, at the closing of the transaction CDSI will become a subsidiary of ACS and each outstanding share of CDSI Common Stock will be converted into the right to receive 1.759 shares of ACS Class A Common Stock.

    The accompanying Joint Proxy Statement/Prospectus provides you with detailed information concerning the special meeting, the proposed merger and the ACS Class A Common Stock to be issued in connection with this transaction. Please give all of this information your careful attention.

    The Board of Directors has thoroughly reviewed the terms and conditions of the proposed merger. The Board believes that the combined CDSI and ACS will be well positioned strategically in the data processing outsourcing business and that this transaction will broaden CDSI's core businesses and provide enhanced and more competitive services to our government and commercial customers.

    Legg Mason Wood Walker, Incorporated, the Board's financial adviser in connection with this transaction, has rendered its written opinion that the proposed merger is fair, from a financial point of view, to the stockholders of CDSI. A copy of Legg Mason's opinion is attached to the enclosed Joint Proxy Statement/Prospectus.

    THE BOARD, BY UNANIMOUS VOTE, HAS DETERMINED THAT THE TERMS OF THE MERGER ARE IN THE BEST INTERESTS OF THE STOCKHOLDERS OF CDSI AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER.

    Your vote is important, and we respectfully urge all stockholders to complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action does not limit your right to revoke your proxy by attending the special meeting and voting in person.

Sincerely yours,

Clifford M. Kendall                            Peter A. Bracken
Chairman of the Board                          Chief Executive Officer and President

                       AFFILIATED COMPUTER SERVICES, INC.
                           2828 NORTH HASKELL AVENUE
                              DALLAS, TEXAS 75204

                            ------------------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD DECEMBER 16, 1997

                            ------------------------

To the Stockholders of Affiliated Computer Services, Inc.:

    The Annual Meeting of Stockholders (together with any adjournments, the "ACS ANNUAL MEETING") of Affiliated Computer Services, Inc. ("ACS") will be held at CityPlace, 2711 North Haskell Avenue, Dallas, Texas 75204 on December 16, 1997, at 10:00 a.m., local time, for the following purposes:

    1. To approve the issuance of shares of ACS Class A Common Stock, $.01 par value per share ("ACS CLASS A COMMON STOCK"), to the stockholders of Computer Data Systems, Inc., a Maryland corporation ("CDSI"), pursuant to the Agreement and Plan of Merger dated as of September 20, 1997 (the "MERGER AGREEMENT"), by and among ACS, ACS Acquisition Corp., a Maryland corporation and wholly-owned subsidiary of ACS ("MERGER SUB"), and CDSI, providing for the merger of Merger Sub with and into CDSI (the "MERGER") and the conversion of each outstanding share of CDSI common stock, $.10 par value per share ("CDSI COMMON STOCK"), into the right to receive
       1.759 shares of ACS Class A Common Stock;

    2. To approve an amendment to the ACS Restated Certificate of Incorporation, as amended (the "ACS CHARTER") classifying the board of directors into three classes;

    3. To elect a board of directors to serve until each of their respective successors shall have been duly elected and qualified;

    4. To approve an amendment to the bylaws of ACS (the "ACS BYLAWS") requiring advance notice by stockholders for proposals and nominations for director to be included for consideration at a meeting of stockholders;

    5. To approve an amendment to the ACS Charter to increase the number of authorized shares of ACS Class A Common Stock from 75,000,000 to 500,000,000 and of ACS Class B Common Stock, $.01 par value per share ("ACS CLASS B COMMON STOCK"), from 6,405,686 to 14,000,000;

    6. To consider and vote upon performance-based incentive compensation to ACS's executive officers;

    7. To consider and vote upon the ACS 1997 Stock Incentive Plan (the "1997 PLAN"); and

    8. To transact such other business as may properly come before the ACS Annual Meeting.

    The terms of the Merger Agreement and the Merger are described in detail in the accompanying Joint Proxy Statement/Prospectus.

    The Board of Directors has fixed the close of business on October 22, 1997 as the record date (the "ACS RECORD DATE") for the determination of stockholders of ACS entitled to notice of, and to vote at, the ACS Annual Meeting. Only stockholders of record at the close of business on the ACS Record Date are entitled to notice of, and to vote at, the ACS Annual Meeting. A holder of shares of the ACS Class A Common Stock is entitled to one vote, in person or by proxy, for each share of ACS Class A Common Stock on all matters properly brought before the ACS Annual Meeting, and a holder of shares of ACS Class B Common Stock is entitled to 10 votes, in person or by proxy, for each share of ACS Class B Common Stock on all matters properly brought before the ACS Annual Meeting.

    YOU ARE CORDIALLY INVITED TO BE PRESENT AT THE ACS ANNUAL MEETING. ALL HOLDERS OF ACS CLASS A COMMON STOCK AND ACS CLASS B COMMON STOCK (WHETHER THEY EXPECT TO ATTEND THE ACS ANNUAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE, AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE.

                                          By Order of the Board of Directors

                                          David W. Black
                                          SECRETARY

November 14, 1997

                          COMPUTER DATA SYSTEMS, INC.
                                ONE CURIE COURT
                           ROCKVILLE, MARYLAND 20850

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD DECEMBER 16, 1997

                            ------------------------

To the Stockholders of Computer Data Systems, Inc.:

    A Special Meeting of Stockholders (together with any adjournments, the "CDSI SPECIAL MEETING") of Computer Data Systems, Inc. ("CDSI") will be held at CDSI's headquarters located at One Curie Court, Rockville, Maryland 20850, on December 16, 1997, at 10:00 a.m., local time, for the following purposes:

    1. To consider a proposal to approve, in accordance with the Agreement and Plan of Merger dated as of September 20, 1997 (the "MERGER AGREEMENT"), by and among CDSI, Affiliated Computer Services, Inc., a Delaware corporation ("ACS"), and ACS Acquisition Corp., a Maryland corporation and wholly-owned subsidiary of ACS ("MERGER SUB"), the merger of Merger Sub with and into CDSI (the "MERGER") pursuant to which each outstanding share of CDSI common stock, $.10 par value per share ("CDSI COMMON STOCK"), will be converted into the right to receive 1.759 shares of ACS Class A Common Stock, $.01 par value per share ("ACS CLASS A COMMON STOCK"); and

    2. To transact such other business as may properly come before the CDSI Special Meeting.

    The terms of the Merger Agreement and the Merger and the ACS Class A Common Stock to be issued to stockholders of CDSI in connection with the Merger are described in detail in the accompanying Joint Proxy Statement/Prospectus.

    Only holders of record of shares of CDSI Common Stock at the close of business on October 22, 1997 (the "CDSI RECORD DATE"), will be entitled to notice of, and to vote at, the CDSI Special Meeting. A holder of CDSI Common Stock is entitled to one vote, in person or by proxy, for each share of CDSI Common Stock on all matters properly brought before the CDSI Special Meeting.

    YOU ARE CORDIALLY INVITED TO BE PRESENT AT THE CDSI SPECIAL MEETING. ALL HOLDERS OF CDSI COMMON STOCK (WHETHER THEY EXPECT TO ATTEND THE CDSI SPECIAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE, AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE.

                                          By Order of the Board of Directors

                                          John C. Kezer
                                          SECRETARY

November 14, 1997

                        JOINT PROXY STATEMENT/PROSPECTUS

    This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Directors (the "ACS BOARD") of Affiliated Computer Services, Inc. ("ACS") for use at the Annual Meeting of Stockholders of ACS (together with any adjournments, the "ACS ANNUAL MEETING") to be held on December 16, 1997, at CityPlace, 2711 North Haskell Avenue, Dallas, Texas 75204, at 10:00 a.m., local time, or any adjournments or postponements thereof. At the ACS Annual Meeting, ACS stockholders will consider and vote upon the following proposals: (1) to approve the issuance of shares (the "STOCK ISSUANCE") of ACS Class A Common Stock, $.01 par value per share ("ACS CLASS A COMMON STOCK"), to the stockholders of Computer Data Systems, Inc. ("CDSI") in connection with the Agreement and Plan of Merger (the "MERGER AGREEMENT") dated September 20, 1997, relating to the proposed merger (the "MERGER") of ACS Acquisition Corp., a Maryland corporation and wholly-owned subsidiary of ACS ("MERGER SUB"), with and into CDSI; (2) to approve an amendment to the ACS Restated Certificate of Incorporation, as amended (the "ACS CHARTER") classifying the ACS Board into three classes; (3) to elect a board of directors to serve until each of their respective successors shall have been duly elected and qualified; (4) to approve an amendment to the ACS Bylaws requiring advance notice by stockholders for proposals and nominations for director to be included for consideration at a meeting of stockholders; (5) to approve an amendment to the ACS Charter to increase the number of authorized shares of ACS Class A Common Stock from 75,000,000 to 500,000,000 and of ACS Class B Common Stock, $.01 par value per share ("ACS CLASS B COMMON STOCK"), from 6,405,686 to 14,000,000; (6) to approve performance-based incentive compensation to ACS's executive officers; (7) to approve the ACS 1997 Stock Incentive Plan (the "1997 PLAN"); and (8) to transact such other business as may properly come before the ACS Annual Meeting. See "The ACS Annual Meeting of Stockholders."

    This Joint Proxy Statement/Prospectus is also furnished in connection with the solicitation of proxies by the Board of Directors of CDSI (the "CDSI BOARD") for use at a Special Meeting of Stockholders of CDSI (together with any adjournments, the "CDSI SPECIAL MEETING") to be held on December 16, 1997, at CDSI's headquarters located at One Curie Court, Rockville, Maryland 20850, at 10:00 a.m., local time, or any adjournments or postponements thereof. At the CDSI Special Meeting, holders of CDSI Common Stock will: (1) consider and vote upon a proposal to approve the Merger; and (2) transact such other business as may properly come before the CDSI Special Meeting. See "The CDSI Special Meeting of Stockholders."

    As a result of the Merger, CDSI will become a wholly-owned subsidiary of ACS. Each outstanding share of CDSI Common Stock, $.10 par value per share ("CDSI COMMON STOCK"), will be converted into the right to receive 1.759 shares (the "EXCHANGE RATIO") of ACS Class A Common Stock. On November 13, 1997, the closing sale price of ACS Class A Common Stock on the New York Stock Exchange ("NYSE") was $24 3/16 per share. On November 13, 1997, the closing sale price of CDSI Common Stock on The NASDAQ Stock Market, National Market System ("NASDAQ") was $41 1/2 per share. Subject to stockholder approvals, the closing of the Merger will occur promptly after the satisfaction of the conditions precedent contained in the Merger Agreement, but in no event later than February 15, 1998, unless otherwise agreed by ACS and CDSI. See "The Proposed Merger and Related Transactions--The Merger Agreement."

    This Joint Proxy Statement/Prospectus also constitutes the prospectus of ACS that is part of the Registration Statement on Form S-4 (the "REGISTRATION STATEMENT") of ACS filed with the Securities and Exchange Commission (the "COMMISSION") with respect to the issuance of up to approximately 12,250,000 shares of ACS Class A Common Stock to be issued pursuant to the Merger. All information contained herein with respect to ACS has been furnished by ACS, and all information contained herein with respect to CDSI has been furnished by CDSI.

    SEE "RISK FACTORS" BEGINNING ON PAGE 15 FOR A DISCUSSION OF CERTAIN MATTERS WHICH SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF ACS WITH RESPECT TO THE STOCK ISSUANCE AND BY THE STOCKHOLDERS OF CDSI WITH RESPECT TO THE MERGER AND AN INVESTMENT IN ACS UPON CONSUMMATION OF THE MERGER.

    This Joint Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of ACS and CDSI, respectively, on or about November 14, 1997.

 NEITHER THIS TRANSACTION NOR THE SECURITIES OF ACS TO BE ISSUED IN CONNECTION
   WITH THE MERGER HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT
            PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

    The date of this Joint Proxy Statement/Prospectus is November 14, 1997.

                          DOCUMENTS DELIVERED HEREWITH

    This Joint Proxy Statement/Prospectus is delivered to the stockholders of ACS along with a copy of the ACS 1997 Annual Report to Stockholders.

                             AVAILABLE INFORMATION

    ACS and CDSI are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and, in accordance therewith, file reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information filed by ACS and CDSI with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site where reports, proxy statements, and other information filed by publicly traded companies, including ACS and CDSI, may be retrieved, and the address of such site is HTTP://WWW.SEC.GOV. ACS Class A Common Stock is listed on the NYSE, and reports, proxy statements, and other information can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. CDSI Common Stock is listed on The NASDAQ Stock Market ("NASDAQ"), and reports, proxy statements, and other information concerning CDSI can also be inspected at the offices of The NASDAQ Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. Upon consummation of the Merger, CDSI's Common Stock listing on NASDAQ will be terminated.

    ACS has filed the Registration Statement with the Commission under the Securities Act of 1933, as amended (the "SECURITIES ACT"), covering the shares of ACS Class A Common Stock to be issued as a result of the Merger. This Joint Proxy Statement/Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the schedules and exhibits filed as a part thereof or incorporated by reference therein. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit hereto or as otherwise filed with the Commission. The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, and copies thereof may be obtained at prescribed rates, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. After the Merger, registration of CDSI Common Stock under the Exchange Act will be terminated.

    ACS hereby undertakes to supply by means of a post-effective amendment all information concerning the Merger and ACS that was not the subject of and included in the Registration Statement when it became effective.
                            ------------------------

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/ PROSPECTUS, OR A SOLICITATION OF A PROXY FROM ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER, SOLICITATION OF AN OFFER, OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE UNDER THIS JOINT PROXY STATEMENT/ PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ACS OR CDSI AT ANY TIME SUBSEQUENT TO THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS.
                            ------------------------

    ACS was incorporated in Delaware in 1988. The term "ACS" as used herein includes all subsidiaries and predecessors of ACS, except as the context may otherwise require. CDSI was incorporated in Maryland in 1968. The term "CDSI" as used herein includes all subsidiaries and predecessors of CDSI, except as the context may otherwise require.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------

DOCUMENTS DELIVERED HEREWITH...............................................................................          i

AVAILABLE INFORMATION......................................................................................         ii

SUMMARY....................................................................................................          1
  The Companies............................................................................................          1
  ACS Annual Meeting.......................................................................................          1
  CDSI Special Meeting.....................................................................................          2
  The Merger...............................................................................................          3
  Recommendation of the Board of Directors of ACS..........................................................          6
  Recommendation of the Board of Directors of CDSI.........................................................          7
  Comparative Market Price Data............................................................................          8
  Summary ACS Historical Consolidated Financial Data.......................................................          9
  Summary CDSI Historical Consolidated Financial Data......................................................         10
  Summary Unaudited Pro Forma Combined Financial Information...............................................         11
  Comparative Per Share Data of ACS and CDSI...............................................................         12
  Other Proposals to be Presented at the ACS Annual Meeting................................................         13
  Dividend Policy..........................................................................................         14

RISK FACTORS...............................................................................................         15
  Reliance on Significant Customers........................................................................         15
  Competition and Technological Change.....................................................................         16
  Investments Related to Significant Customer Contracts....................................................         16
  Impact of Acquisitions...................................................................................         17
  Risks Associated with ATM Fee Legislation................................................................         17
  Dependence on Key Personnel..............................................................................         17
  Voting Control by Chairman of the Board of ACS...........................................................         17
  Possible Price Volatility................................................................................         18
  Anti-Takeover Effect of Certificate of Incorporation and Bylaws and other Stockholder Protection
    Mechanisms.............................................................................................         18
  Expected Benefits of Combined Business May Not Be Achieved...............................................         19
  Fixed Exchange Ratio.....................................................................................         19
  Interests of Certain Persons in the Merger...............................................................         19
  Contracts and Contracting................................................................................         19
  Shares Available for Future Sale.........................................................................         20

THE ACS ANNUAL MEETING OF STOCKHOLDERS.....................................................................         20
  Place, Date, and Time....................................................................................         20
  Matters to be Considered.................................................................................         20
  Record Date and Voting...................................................................................         30
  Vote Required............................................................................................         30
  Proxy Solicitation, Revocation, and Expenses.............................................................         31
  Dissenters' Appraisal Rights.............................................................................         31

THE CDSI SPECIAL MEETING OF STOCKHOLDERS...................................................................         32
  Place, Date, and Time....................................................................................         32
  Matters to be Considered.................................................................................         32
  Record Date and Voting...................................................................................         32
  Vote Required............................................................................................         32
  Proxy Solicitation, Revocation, and Expenses.............................................................         33
  Dissenters' Appraisal Rights.............................................................................         33

                                                                                                               PAGE
                                                                                                             ---------
THE PROPOSED MERGER AND RELATED TRANSACTIONS...............................................................         33
  Description of the Merger................................................................................         33
  Background of the Merger.................................................................................         34
  ACS's Reasons for the Merger.............................................................................         35
  ACS Board Recommendation of the Stock Issuance...........................................................         36
  Opinion of Smith Barney Inc..............................................................................         36
  CDSI's Reasons for the Merger............................................................................         41
  CDSI Board Recommendation of the Merger..................................................................         43
  Opinion of Legg Mason Wood Walker, Incorporated..........................................................         43
  The Merger Agreement.....................................................................................         46
  Interests of Certain Persons in the Merger...............................................................         54
  Governmental and Regulatory Approvals....................................................................         56
  Accounting Treatment.....................................................................................         56
  Dissenters' Appraisal Rights.............................................................................         56
  Certain Federal Income Tax Consequences..................................................................         56
  Unaudited Pro Forma Combined Condensed Financial Information.............................................         58

MANAGEMENT AND OPERATIONS AFTER THE MERGER.................................................................         67

SELECTED FINANCIAL INFORMATION.............................................................................         68
  Selected ACS Historical Financial Information............................................................         68
  ACS Management's Discussion and Analysis of Financial Condition and Results of Operations................         69
  Selected CDSI Historical Financial Information...........................................................         73
  CDSI Management's Discussion and Analysis of Financial Condition and Results of Operations...............         74

MARKET PRICE DATA AND DIVIDEND INFORMATION.................................................................         76
  Market And Price Data....................................................................................         76
  Dividend Policy..........................................................................................         77

INFORMATION CONCERNING ACS.................................................................................         77
  Overview.................................................................................................         77
  Legal Proceedings........................................................................................         78
  Description of ACS Capital Stock.........................................................................         79

ACS MANAGEMENT.............................................................................................         81
  Directors and Executive Officers of ACS..................................................................         81
  Committees and Meetings of the ACS Board.................................................................         83
  Section 16(a) Beneficial Ownership Reporting Compliance..................................................         84
  Security Ownership of Certain Beneficial Owners and Management of ACS....................................         85
  Executive Compensation and Other Information.............................................................         87
  Director Compensation....................................................................................         88
  Compensation Committee Report on Executive Compensation..................................................         89
  Performance Graph........................................................................................         90
  Certain Relationships and Related Transactions...........................................................         91
  Stockholder Proposals for the 1998 ACS Annual Meeting....................................................         91

INFORMATION CONCERNING CDSI................................................................................         92
  Overview.................................................................................................         92
  Legal Proceedings........................................................................................         92

CDSI MANAGEMENT............................................................................................         93
  Security Ownership of Certain Beneficial Owners and Management of CDSI...................................         93

                                                                                                               PAGE
                                                                                                             ---------
COMPARATIVE RIGHTS OF STOCKHOLDERS OF ACS AND CDSI.........................................................         95
  Authorized Capital.......................................................................................         95
  Directors................................................................................................         95
  Removal of Directors.....................................................................................         95
  Filling Vacancies on the Board of Directors..............................................................         95
  Amendment to Charter or Certificate of Incorporation.....................................................         96
  Amendment of Bylaws......................................................................................         96
  Advance Notice of Director Nominations and New Business..................................................         96
  Stockholder Meetings and Provisions for Notices; Proxies.................................................         96
  Voting by Stockholders...................................................................................         97
  Stockholder Action Without a Meeting.....................................................................         97
  Business Combinations....................................................................................         97
  Control Share Acquisition................................................................................         98
  Indemnification and Limitation of Liability..............................................................         99
  Dissenters' or Appraisal Rights..........................................................................        100
  Dissolution..............................................................................................        101
  Dividends................................................................................................        101
  Right to Examine Stockholder List........................................................................        102
  Interested Director Transactions.........................................................................        102
  Preemptive Rights........................................................................................        102

AFFILIATES' RESTRICTION ON SALE OF ACS CLASS A COMMON STOCK................................................        103

LEGAL MATTERS..............................................................................................        103

EXPERTS....................................................................................................        104

INDEPENDENT ACCOUNTANTS....................................................................................        104

FINANCIAL STATEMENTS.......................................................................................        104
  Consolidated Financial Statements of ACS.................................................................        104
  Consolidated Financial Statements of CDSI................................................................        104

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................................................        104

APPENDICES
  Appendix A--Agreement and Plan of Merger.................................................................        A-1
  Appendix B--Opinion of Smith Barney Inc..................................................................        B-1
  Appendix C--Opinion of Legg Mason Wood Walker, Incorporated..............................................        C-1
  Appendix D--1997 Stock Incentive Plan....................................................................        D-1

                                    SUMMARY

    THE FOLLOWING SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT/ PROSPECTUS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS, THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, AND THE APPENDICES ATTACHED HERETO. THE INFORMATION CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO ACS AND ITS AFFILIATES HAS BEEN SUPPLIED BY ACS, AND THE INFORMATION WITH RESPECT TO CDSI AND ITS AFFILIATES HAS BEEN SUPPLIED BY CDSI. CERTAIN CAPITALIZED TERMS WHICH ARE USED BUT NOT DEFINED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

                                       THE COMPANIES

ACS...............................  Affiliated Computer Services, Inc., a Delaware
                                    corporation based in Dallas, Texas with offices
                                    throughout the United States of America and in Europe
                                    and Canada, is a nationwide provider of information
                                    technology services and electronic funds transfer
                                    transaction processing. ACS's information technology
                                    services include data processing outsourcing, image
                                    management solutions, and professional services. ACS's
                                    data processing outsourcing services are provided to a
                                    variety of customers nationwide, including retailers,
                                    healthcare providers, telecommunications companies,
                                    wholesale distributors, manufacturers, utilities,
                                    financial institutions, and insurance companies. The
                                    principal executive offices of ACS are located at 2828
                                    North Haskell Avenue, Dallas, Texas 75204, and its
                                    telephone number is (214) 841-6111. See "Information
                                    Concerning ACS."

Merger Sub........................  ACS Acquisition Corp. is a newly formed Maryland corporation and a wholly-owned subsidiary of ACS. The
                                    principal executive offices of Merger Sub are located at
                                    2828 North Haskell Avenue, Dallas, Texas 75204, and its
                                    telephone number is (214) 841-6111.

CDSI..............................  Computer Data Systems, Inc., a Maryland corporation, provides information technology services and products,
                                    including applications development and maintenance
                                    services, network engineering and telecommunications
                                    integration, desktop integration, database support, data
                                    center management and processing services, and systems
                                    engineering. The principal executive offices of CDSI are
                                    located at One Curie Court, Rockville, Maryland 20850,
                                    and its telephone number is (301) 921-7000. See
                                    "Information Concerning CDSI."

                                     ACS ANNUAL MEETING

Time and Location.................  The ACS Annual Meeting will be held on Tuesday, December
                                    16, 1997, at CityPlace, 2711 North Haskell Avenue,
                                    Dallas, Texas 75204, at 10:00 a.m., local time, for the
                                    purpose of considering and voting on proposals to (i)
                                    approve the Stock Issuance, (ii) amend the ACS Charter
                                    classifying the ACS Board into three classes, (iii)
                                    elect a board of directors to serve until each of their
                                    respective successors shall have been duly elected

                                    and qualified, (iv) amend the ACS Bylaws to require
                                    advance notice by stockholders for proposals and
                                    nominations for director to be included for
                                    consideration at a meeting of stockholders, (v) amend
                                    the ACS Charter to increase the number of authorized
                                    shares of ACS Class A Common Stock and ACS Class B
                                    Common Stock, (vi) approve performance-based incentive
                                    compensation to ACS's executive officers, (vii) approve
                                    the 1997 Plan, and (viii) transact such other business
                                    as may properly come before the ACS Annual Meeting. Only
                                    holders of record of shares of ACS Class A Common Stock
                                    and ACS Class B Common Stock at the close of business on
                                    October 22, 1997 will be entitled to notice of and to
                                    vote at the ACS Annual Meeting. See "The ACS Annual
                                    Meeting of Stockholders--Place, Date, and Time;" "The
                                    ACS Annual Meeting of Stockholders--Matters to be
                                    Considered at the ACS Annual Meeting;" "The ACS Annual
                                    Meeting of Stockholders--Record Date and Voting."

Voting............................  The affirmative vote of the holders of shares of ACS
                                    Class A Common Stock and ACS Class B Common Stock,
                                    voting together as a class, having a plurality of the
                                    voting power of ACS, in person or by proxy, is required
                                    to elect directors. The affirmative vote of the holders
                                    of shares of ACS Class A Common Stock and ACS Class B
                                    Common Stock, voting together as a class, having a
                                    majority of the voting power of the total issued and
                                    outstanding common stock of ACS (regardless of the
                                    number of shares actually voting at the ACS Annual
                                    Meeting) in person or by proxy, is required to approve
                                    the Stock Issuance, to approve the proposed amendments
                                    to the ACS Charter, and to approve the proposed
                                    amendments to the ACS Bylaws. The affirmative vote of
                                    the holders of shares of the ACS Class A Common Stock
                                    and ACS Class B Common Stock, voting together as a
                                    class, having a majority of the voting power of the
                                    shares actually voted at the ACS Annual Meeting, either
                                    in person or by proxy, is required to approve the
                                    performance-based incentive compensation to ACS's
                                    executive officers and to approve the 1997 Plan. The
                                    directors and certain executive officers of ACS have
                                    agreed to vote their shares of ACS Class A Common Stock
                                    and ACS Class B Common Stock, as the case may be, in
                                    favor of the Stock Issuance, which vote will be
                                    sufficient under the Delaware General Corporation Law
                                    ("DGCL") and the ACS Bylaws to approve the Stock
                                    Issuance. See "The ACS Annual Meeting of
                                    Stockholders--Vote Required."

                                    CDSI SPECIAL MEETING

Time and Location.................  The CDSI Special Meeting will be held on Tuesday,
                                    December 16, 1997, at its headquarters located at One
                                    Curie Court, Rockville, Maryland 20850, at 10:00 a.m.,
                                    local time, for the purpose of considering and voting on
                                    a proposal to approve

                                    the Merger and to transact such other business as may
                                    properly come before the CDSI Special Meeting. Only
                                    holders of record of shares of CDSI Common Stock at the
                                    close of business on October 22, 1997 will be entitled
                                    to notice of and to vote at the CDSI Special Meeting.
                                    See "The CDSI Special Meeting of Stockholders--Place,
                                    Date, and Time;" "The CDSI Special Meeting of
                                    Stockholders--Matters to be Considered;" "The CDSI
                                    Special Meeting of Stockholders--Record Date and
                                    Voting."

Voting............................  The affirmative vote of at least two-thirds of all the votes entitled to be cast by holders of CDSI Common
                                    Stock is required to approve the Merger. The directors
                                    and certain executive officers of CDSI have agreed to
                                    vote their shares of CDSI Common Stock in favor of the
                                    Merger. See "The CDSI Special Meeting of
                                    Stockholders--Vote Required."

                                         THE MERGER

General Terms.....................  On September 20, 1997, ACS, Merger Sub, and CDSI,
                                    entered into the Merger Agreement, in which the parties
                                    set forth the terms and conditions of the merger of
                                    Merger Sub with and into CDSI. A copy of the Merger
                                    Agreement is included in this Joint Proxy
                                    Statement/Prospectus as Appendix A. See "The Proposed
                                    Merger and Related Transactions--The Merger Agreement."

                                    By virtue of the Merger, each share of CDSI Common Stock
                                    issued and outstanding immediately prior to the
                                    Effective Time of the Merger will automatically be
                                    converted into the right to receive 1.759 shares of ACS
                                    Class A Common Stock (the "EXCHANGE RATIO"). See "The
                                    Proposed Merger and Related Transactions--Description of
                                    the Merger;" "The Proposed Merger and Related
                                    Transactions--The Merger Agreement."

Fractional Shares.................  No fractional shares of ACS Class A Common Stock will be issued in connection with the Merger. Fractional shares
                                    otherwise issuable will be settled for cash, without
                                    interest, based on the closing price per share of ACS
                                    Class A Common Stock as reported on the NYSE on the date
                                    of the Effective Time of the Merger (or, if there is no
                                    trading on such date, on the first trading day
                                    immediately after the Effective Time). See "The Proposed
                                    Merger and Related Transactions--The Merger Agreement."

CDSI Options......................  At the Effective Time, ACS will assume each unexercised option to purchase CDSI Common Stock and substitute
                                    shares of ACS Class A Common Stock for the shares of
                                    CDSI Common Stock purchasable under each assumed option
                                    at the Exchange Ratio. The exercise price for each
                                    assumed option will be equal to the existing exercise
                                    price set forth in the option divided by the Exchange
                                    Ratio. ACS has agreed to file a registration statement
                                    on Form S-8 with respect to the shares of ACS Class A
                                    Common

                                    Stock subject to the assumed options. See "The Proposed
                                    Merger and Related Transactions--The Merger Agreement."

Issuance and Exchange of Share
  Certificates....................  At the Effective Time of the Merger, each holder of a certificate that represented CDSI Common Stock prior to
                                    consummation of the Merger will be entitled, upon
                                    surrender of the certificate, to receive a certificate
                                    or certificates representing the number of whole shares
                                    of ACS Class A Common Stock to which such holder is
                                    entitled pursuant to the Merger Agreement. Certificates
                                    representing shares of ACS Class A Common Stock (along
                                    with cash for fractional shares, if any) will not be
                                    delivered until a CDSI stockholder's certificates
                                    evidencing CDSI Common Stock have been surrendered by
                                    the stockholder or his or her nominee. Promptly after
                                    the Effective Time, CDSI stockholders will be furnished
                                    separately a letter of transmittal to facilitate the
                                    delivery of CDSI Common Stock certificates to ACS or the
                                    transfer agent designated by ACS and the delivery of
                                    certificates of ACS Class A Common Stock to such
                                    stockholders. PLEASE DO NOT DELIVER YOUR STOCK
                                    CERTIFICATES EVIDENCING CDSI COMMON STOCK TO ACS OR THE
                                    TRANSFER AGENT UNTIL YOU RECEIVE THE LETTER OF
                                    TRANSMITTAL AND INSTRUCTIONS FROM ACS OR THE TRANSFER
                                    AGENT. See "The Proposed Merger and Related
                                    Transactions--The Merger Agreement."

Comparison of Rights of
  Stockholders of CDSI and ACS....  The rights of CDSI's stockholders are currently governed by Maryland law and by CDSI's Charter and bylaws. Upon
                                    the effectiveness of the Merger, CDSI's stockholders
                                    will become stockholders of ACS, a Delaware corporation,
                                    and their rights as ACS stockholders will be governed by
                                    Delaware law and by the ACS Charter and the ACS Bylaws.
                                    See "Comparative Rights of Stockholders of CDSI and
                                    ACS."

Conditions to Merger..............  The obligations of CDSI and ACS to consummate the Merger are subject to the satisfaction of certain customary and
                                    other conditions set forth in the Merger Agreement,
                                    including, among other things, (i) the registration
                                    statement filed by ACS under the Securities Act
                                    registering the ACS Class A Common Stock to be issued
                                    when the Merger has become effective, (ii) the Merger
                                    has been approved by the requisite vote of holders of
                                    CDSI Common Stock, (iii) the Stock Issuance has been
                                    approved by the requisite vote of ACS stockholders (the
                                    directors and certain executive officers of ACS have
                                    agreed to vote their shares of ACS Class A Common Stock
                                    and ACS Class B Common Stock, as the case may be, in
                                    favor of the Stock Issuance, which vote will be
                                    sufficient under the DGCL and the ACS Bylaws to approve
                                    the Stock Issuance), (iv) that there has been no
                                    material adverse change affecting ACS or CDSI since June
                                    30, 1997, (v) that there is no litigation challenging
                                    the Merger, and (vi) ACS and CDSI shall be advised by
                                    their

                                    respective independent accountants that the Merger
                                    should be treated for financial accounting purposes as a
                                    "pooling of interests" transaction. The waiting period
                                    under the Hart-Scott-Rodino Antitrust Improvement Act of
                                    1976 ("HSR ACT") was terminated on October 29, 1997. See
                                    "The Proposed Merger and Related Transactions--The
                                    Merger Agreement."

Termination, Waiver, and
  Amendment.......................  The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of
                                    CDSI and ACS or by either party if (i) the requisite
                                    CDSI or ACS stockholder approval is not obtained, (ii) a
                                    condition precedent to the terminating party's
                                    obligation to consummate the Merger is not fulfilled,
                                    (iii) a party breaches a representation, warranty,
                                    covenant, or other agreement contained in the Merger
                                    Agreement and such breach, individually or in the
                                    aggregate, could reasonably be expected to have a
                                    material adverse effect on the non-breaching party, (iv)
                                    there shall be a final, nonappealable order preventing
                                    the consummation of the Merger, (v) the CDSI Board
                                    modifies or withdraws its recommendation to approve the
                                    Merger or recommends the acceptance of a Competing
                                    Transaction (but CDSI may only terminate the Merger
                                    Agreement if the CDSI Board, after consultation with and
                                    based upon the advice of independent legal counsel,
                                    determines in good faith that such action is necessary
                                    for the board to comply with its fiduciary duties to its
                                    stockholders), or (vi) the Merger is not consummated by
                                    February 15, 1998. See "The Proposed Merger and Related
                                    Transactions--The Merger Agreement."

                                    Except as otherwise required by law or the rules of
                                    NYSE, the Merger Agreement may be amended or modified
                                    and any condition specified therein may be waived
                                    without re-submission to the stockholders of ACS or CDSI
                                    by the mutual consent of ACS or CDSI. See "The Proposed
                                    Merger and Related Transactions--The Merger Agreement."

Termination Fees; Expenses........  Fees and expenses will be borne by the party incurring such fees and expenses, except that certain expenses
                                    will be shared equally by ACS and CDSI, including
                                    expenses incurred in connection with this Joint Proxy
                                    Statement / Prospectus and filing fees for notification
                                    reports under the HSR Act. If the Merger is not
                                    consummated because of a breach of the covenants or
                                    agreements, or a willful breach of the representations
                                    and warranties by a party to the Merger Agreement, then
                                    the breaching party shall be fully liable for the costs
                                    and expenses of the non-breaching party. Under certain
                                    circumstances, CDSI may be required to pay ACS upon
                                    termination of the Merger Agreement all of ACS's
                                    expenses in connection with the Merger up to $1,000,000,
                                    and, under certain other circumstances, a fee of
                                    $15,000,000, which fee is to be inclusive of all of
                                    ACS's expenses. See "The Proposed Merger and Related
                                    Transactions--The Merger Agreement."

Accounting Treatment..............  As a condition to the consummation of the Merger, ACS and CDSI will be advised by their respective independent
                                    accountants that the Merger should be treated for
                                    financial accounting purposes as a "pooling of
                                    interests" transaction, and each party shall use
                                    reasonable efforts to cause the Merger to be treated as
                                    a "pooling of interests" transaction. See "The Proposed
                                    Merger and Related Transactions--Accounting Treatment."

Tax Consequences of The Merger....  ACS will receive the opinion of its counsel to the effect that (i) the Merger will constitute a
                                    reorganization within the meaning of Section 368(a) of
                                    the United States Internal Revenue Code of 1986, as
                                    amended (the "CODE"), and each party to the Merger will
                                    be a party to the reorganization within the meaning of
                                    Section 368(b) of the Code; and (ii) no gain or loss
                                    will be recognized for federal income tax purposes by
                                    ACS, Merger Sub, or CDSI as a result of the consummation
                                    of the Merger. CDSI will receive the opinion of its
                                    counsel to the effect that (i) the Merger will
                                    constitute a reorganization within the meaning of
                                    Section 368(a) of the Code and each party to the Merger
                                    will be a party to the reorganization within the meaning
                                    of Section 368(b) of the Code; and (ii) no gain or loss
                                    will be recognized for federal income tax purposes by
                                    holders of CDSI Common Stock as a result of the
                                    consummation of the Merger, except for gain or loss
                                    attributable to cash received in lieu of fractional
                                    shares. Receipt of these opinions is a condition
                                    precedent to the consummation of the Merger. See "The
                                    Proposed Merger and Related Transactions--Certain
                                    Federal Income Tax Consequences."

Dissenters' Rights................  Under Maryland General Corporation Law ("MGCL"), the
                                    holders of CDSI Common Stock do not have any rights to
                                    dissent to the Merger and seek a judicial appraisal of
                                    the value of the shares of CDSI Common Stock. See "The
                                    Proposed Merger and Related Transactions--Dissenters'
                                    Appraisal Rights."

Management of CDSI Following the
  Merger..........................  The directors of Merger Sub immediately prior to the
                                    Effective Time will be the directors of the surviving
                                    corporation following the Merger (the "SURVIVING
                                    CORPORATION"); the officers of CDSI immediately prior to
                                    the Effective Time will be the officers of the Surviving
                                    Corporation following the Merger; and certain of the
                                    directors of CDSI immediately prior to the Effective
                                    Time will become advisory directors of the Surviving
                                    Corporation following the Merger.

                      RECOMMENDATION OF THE BOARD OF DIRECTORS OF ACS

Approval by the ACS Board.........  The ACS Board has unanimously approved the Merger
                                    Agreement and determined that the Merger Agreement and
                                    the Stock Issuance pursuant to the Merger are fair to
                                    and in the best interests of ACS and its stockholders.
                                    THE ACS BOARD

                                    RECOMMENDS THAT ACS STOCKHOLDERS VOTE FOR THE STOCK
                                    ISSUANCE. For a discussion of factors considered by the
                                    ACS Board in reaching its decision, see "The Proposed
                                    Merger and Related Transactions--ACS's Reasons for the
                                    Merger;" "The Proposed Merger and Related
                                    Transactions--ACS Board Recommendation of the Stock
                                    Issuance."

Opinion of Smith Barney Inc.......  Smith Barney Inc. ("Smith Barney") has delivered to the
                                    ACS Board a written opinion dated September 20, 1997 to
                                    the effect that, as of the date of such opinion and
                                    based upon and subject to certain matters stated
                                    therein, the Exchange Ratio was fair, from a financial
                                    point of view, to ACS. The full text of the written
                                    opinion of Smith Barney dated September 20, 1997, which
                                    sets forth the assumptions made, matters considered, and
                                    limitations on the review undertaken, is attached hereto
                                    as Appendix B to this Joint Proxy Statement/Prospectus
                                    and should be read carefully in its entirety. THE
                                    OPINION OF SMITH BARNEY IS DIRECTED TO THE ACS BOARD AND
                                    RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM
                                    A FINANCIAL POINT OF VIEW TO ACS, DOES NOT ADDRESS ANY
                                    OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS AND
                                    DOES NOT CONSTITUTE A RECOMMENDATION TO ANY ACS
                                    STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT
                                    THE ACS ANNUAL MEETING. See "The Proposed Merger and
                                    Related Transactions--Opinion of Financial Advisor to
                                    ACS." See "The Proposed Merger and Related
                                    Transactions--Opinion of Smith Barney Inc." and Appendix
                                    B--Opinion of Smith Barney Inc.

                      RECOMMENDATION OF THE BOARD OF DIRECTORS OF CDSI

Approval by the CDSI Board........  The CDSI Board has unanimously approved the Merger
                                    Agreement and the Merger and determined that the Merger
                                    is in the best interests of CDSI and its stockholders.
                                    THE CDSI BOARD RECOMMENDS THAT CDSI STOCKHOLDERS VOTE
                                    FOR APPROVAL OF THE MERGER. For a discussion of the
                                    factors considered by the CDSI Board in reaching its
                                    decision, see "The Proposed Merger and Related
                                    Transactions-- CDSI's Reasons for the Merger;" "The
                                    Proposed Merger and Related Transactions--CDSI Board
                                    Recommendation of the Merger."

Fairness Opinion..................  Among the factors considered by the CDSI Board in approving the Merger was the opinion of Legg Mason Wood
                                    Walker, Incorporated ("LEGG MASON") that the
                                    consideration to be received by the stockholders of CDSI
                                    in connection with the Merger is fair from a financial
                                    point of view. See "The Proposed Merger and Related
                                    Transactions--Opinion of Financial Advisor to CDSI" and
                                    Appendix C--Fairness Opinion of Legg Mason Wood Walker,
                                    Incorporated.

                         COMPARATIVE MARKET PRICE DATA

    Since February 5, 1997, ACS Class A Common Stock has been traded on the NYSE under the symbol "AFA"; prior to that date, it was traded on NASDAQ. CDSI Common Stock is traded on NASDAQ under the symbol "CDSI". The following table sets forth the range of high and low sales prices for ACS Class A Common Stock for the periods from September 26, 1994 through November 10, 1997, as reported on NASDAQ through February 5, 1997 and thereafter on the NYSE. ACS per share data set forth in the table below and elsewhere in this Joint Proxy Statement/Prospectus reflects a 2-for-1 stock split paid on November 22, 1996. The table also sets forth the range of high and low sales prices for CDSI Common Stock for the periods from July 1, 1994 through November 13, 1997, as reported on NASDAQ. The price quotations on NASDAQ reflect inter-dealer prices, without adjustment for retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions.

                                                                                        ACS                       CDSI
                                                                               ----------------------    ----------------------
                                                                                 HIGH          LOW         HIGH          LOW
                                                                               ---------    ---------    ---------    ---------
FISCAL YEAR ENDED JUNE 30, 1998
  First Quarter................................................................ 29 15/16    24 5/16      50 1/4        27
  Second Quarter (through November 13, 1997)................................... 26 1/2       22          45 3/4        39
FISCAL YEAR ENDED JUNE 30, 1997
  First Quarter................................................................  32         21 1/8       25 1/8        20
  Second Quarter...............................................................  32         24 3/4       32 1/2       22 3/8
  Third Quarter................................................................ 30 1/4      19 1/2        38          29 3/8
  Fourth Quarter............................................................... 28 5/8      20 3/4       33 3/8       20 1/2
FISCAL YEAR ENDED JUNE 30, 1996
  First Quarter................................................................ 16 1/8      13 7/8       11 3/4       9 5/8
  Second Quarter............................................................... 19 1/4      14 3/8        16           10
  Third Quarter................................................................ 21 1/2      16 7/8       19 1/4       11 3/4
  Fourth Quarter............................................................... 26 7/8      20 3/4       24 1/4       15 1/2
FISCAL YEAR ENDED JUNE 30, 1995
  First Quarter................................................................  10         8 1/2        14 1/4       10 3/4
  Second Quarter............................................................... 11 3/4      9 5/8        12 1/2       8 3/4
  Third Quarter................................................................ 15 1/4      9 7/8        10 1/2       8 1/2
  Fourth Quarter............................................................... 15 3/4      12 3/8       11 1/4       9 1/2

    On September 19, 1997, the last trading day prior to the public announcement of the Merger, the closing sale price per share of ACS Class A Common Stock as reported by the NYSE was $29 3/8. On September 19, 1997, there were 52 holders of record of ACS Class A Common Stock, and there were 29,495,859 shares of ACS Class A Common Stock issued and outstanding.

    On September 19, 1997, the last trading day prior to the public announcement of the Merger, the closing sale price per share of CDSI Common Stock as reported by NASDAQ was $36 1/4. The market price per share of ACS Class A Common Stock issuable in exchange for one share of CDSI Common Stock, based upon the Exchange Ratio, would have been approximately $51 5/8 on September 19, 1997. On September 19, 1997, there were 625 holders of record of CDSI Common Stock, and there were 6,286,799 shares of CDSI Common Stock issued and outstanding.

    ACS Class A Common Stock was listed on NASDAQ on September 26, 1994, at the time of ACS's initial public offering. As of February 5, 1997, ACS Class A Common Stock was delisted on NASDAQ and listed on the NYSE.

    Following the Merger, ACS Class A Common Stock will continue to be traded on the NYSE. Following the Merger, CDSI Common Stock will cease to be traded, and there will be no further market for the shares of CDSI Common Stock. Because the market price of ACS Class A Common Stock is subject to fluctuation, the market value of the shares of ACS Class A Common Stock that holders of CDSI Common Stock will receive in the Merger may vary from the prices shown above prior to and after the Effective Time. See "Risk Factors--Fixed Exchange Ratio;" "Risk Factors--Shares Available for Future Sale."

             SUMMARY ACS HISTORICAL CONSOLIDATED FINANCIAL DATA(1)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following table sets forth certain consolidated historical financial data of ACS and subsidiaries, and is based on the consolidated financial statements and selected financial data of ACS, including the notes thereto, which are incorporated by reference in this Joint Proxy Statement/Prospectus, and should be read in conjunction therewith. See "Incorporation of Certain Information by Reference". Interim unaudited data for the three months ended September 30, 1997 and 1996 reflect, in the opinion of management of ACS, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of such data. Results of the three months ended September 30, 1997 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

STATEMENT OF INCOME DATA
  (from continuing operations):

                                            THREE MONTHS ENDED
                                              SEPTEMBER 30,                       YEAR ENDED JUNE 30,
                                           --------------------  -----------------------------------------------------
                                             1997       1996       1997       1996       1995       1994       1993
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Revenues(2)..............................  $ 172,475  $ 144,332  $ 624,533  $ 396,509  $ 313,181  $ 271,055  $ 189,064
Income from continuing operations........     11,009      8,533     38,510     23,756     17,604     11,925      9,318
Earnings per share.......................  $     .30  $     .23  $    1.05  $     .82  $     .69  $     .52  $     .41
Weighted average shares outstanding......     36,930     36,462     36,567     28,880     25,616     22,826     22,768

BALANCE SHEET DATA

                                                                                      JUNE 30,
                                                 SEPTEMBER 30,  -----------------------------------------------------
                                                     1997         1997       1996       1995       1994       1993
                                                 -------------  ---------  ---------  ---------  ---------  ---------
Working capital................................    $  61,225    $  65,787  $  49,961  $  51,602  $  50,653  $  28,958
Total assets...................................      575,149      577,427    533,605    225,731    190,055    187,301
Total long-term debt (less current portion)....       74,532       89,534     57,208     37,940     80,001     61,731
Cumulative redeemable preferred stock..........       --           --          1,100      1,100      1,100      7,081
Total stockholders' equity.....................      359,503      348,548    302,954    106,624     48,166     55,437

------------------------

(1) At the end of fiscal 1994, the Company completed a reorganization and spin-off of certain businesses unrelated to information processing, which were accounted for as discontinued operations. The results reflected herein are from continuing operations. These results also reflect revenues and expenses related to the Bank of America Texas, N.A. ("B OF A TEXAS") contract, which expired August 31, 1995. See Note 12 of the Notes to the Company's Consolidated Financial Statements. Revenues from this contract were $4.6 million, $35.1 million, $37.2 million, and $28.3 million for fiscal years 1996, 1995, 1994, and 1993, respectively, while direct expenses for the same periods were $0.8 million, $7.4 million, $9.5 million, and $7.0 million, respectively. There were no revenues or expenses from this contract after fiscal year 1996.

(2) The Company has acquired 24 companies during the periods presented, and therefore revenues between periods are not comparable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

              SUMMARY CDSI HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following table sets forth certain consolidated historical financial data of CDSI and subsidiaries, and is based on the consolidated financial statements and selected financial data of CDSI, including the notes thereto, which are incorporated by reference in this Joint Proxy Statement/Prospectus, and should be read in conjunction therewith. See "Incorporation of Certain Information by Reference". Interim unaudited data for the three months ended September 30, 1997 and 1996 reflect, in the opinion of management of CDSI, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of such data. Results of the three months ended September 30, 1997 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

STATEMENT OF INCOME DATA

                                              THREE MONTHS ENDED
                                                SEPTEMBER 30,                       YEAR ENDED JUNE 30,
                                             --------------------  -----------------------------------------------------
                                               1997       1996       1997       1996       1995       1994       1993
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Revenues...................................  $  92,519  $  70,073  $ 304,392  $ 251,099  $ 220,667  $ 205,923  $ 180,959
Net income.................................      2,441      2,785     11,156      9,769      8,051      7,729      5,507
Earnings per share.........................  $     .38  $     .46  $    1.80  $    1.65  $    1.36  $    1.31  $     .97
Weighted average shares outstanding........      6,434      6,118      6,188      5,936      5,902      5,916      5,683
Dividends declared per common share........  $     .06  $     .06  $     .12  $     .11  $     .10  $     .09  $     .08

BALANCE SHEET DATA

                                                                               JUNE 30,
                                          SEPTEMBER 30,  -----------------------------------------------------
                                              1997         1997       1996       1995       1994       1993
                                          -------------  ---------  ---------  ---------  ---------  ---------
Working capital.........................    $  44,690    $  45,079  $  29,967  $  26,014  $  25,930  $  23,022
Total assets............................      185,886      187,450    103,054     84,923     77,296     68,189
Total long-term debt (less current
  portion)..............................       39,432       41,146     --         --          4,533      6,133
Total stockholders' equity..............       81,400       78,934     60,250     50,062     42,273     34,099

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following summary unaudited pro forma combined financial information is based on the historical consolidated balance sheets and related consolidated statements of income of ACS and CDSI adjusted to give effect to the Merger using the "pooling of interests" method of accounting for business combinations, and based on the Exchange Ratio. The unaudited pro forma combined condensed balance sheet as of September 30, 1997 assumes that the Merger occurred as of that date. The unaudited pro forma combined condensed statements of income for the three months ended September 30, 1997 and 1996 and the three years ended June 30, 1997 assume that the Merger occurred as of July 1, 1994. The unaudited pro forma financial information is not necessarily indicative of the operating results that would have occurred had the Merger occurred on or as of the dates indicated above, nor are they necessarily indicative of future operating results of the combined companies. See "The Proposed Merger and Related Transactions-- Unaudited Pro Forma Combined Condensed Financial Information."

                                             THREE MONTHS ENDED
                                               SEPTEMBER 30,            YEAR ENDED JUNE 30,
                                            --------------------  -------------------------------
                                              1997      1996(1)    1997(1)     1996       1995
                                            ---------  ---------  ---------  ---------  ---------
PRO FORMA COMBINED STATEMENT OF INCOME
  DATA
Revenues..................................  $ 264,994  $ 214,405  $ 928,925  $ 647,608  $ 533,848
Net income................................     13,450     11,318     49,666     33,525     25,655
Earnings per common and common equivalent
  share...................................  $     .28  $     .24  $    1.05  $     .85  $     .71

                                                                            SEPTEMBER 30,
                                                                                1997
                                                                            -------------
PRO FORMA COMBINED BALANCE SHEET DATA
Total assets..............................................................   $   759,465
Total long-term debt (less current portion)...............................       113,964
Total stockholders' equity................................................       433,518

------------------------

(1) This data does not reflect the pro forma impact of CDSI's June 18, 1997 acquisition of Analytical Systems Engineering Corporation ("ASEC"). The effect of this acquisition is indicated on the Pro Forma Combined Condensed Statement of Income for the Year Ended June 30, 1997. See "The Proposed Merger and Related Transactions--Unaudited Pro Forma Combined Condensed Financial Information."

                   COMPARATIVE PER SHARE DATA OF ACS AND CDSI

    Set forth below are the net income, cash dividends, and book value per common share data, of ACS and CDSI on an historical basis, a pro forma basis for ACS, and an equivalent pro forma basis for CDSI.

    The ACS pro forma data was derived by combining historical consolidated financial information of ACS and CDSI, giving effect to the Merger under the pooling of interests method of accounting for business combinations. ACS pro forma dividends per common share assume no dividend payments, which is consistent with ACS's historical dividend level. The equivalent pro forma data for CDSI was calculated by multiplying the ACS pro forma combined per share data by the Exchange Ratio.

    The information set forth below should be read in conjunction with the respective audited consolidated financial statements and related notes of ACS and CDSI and other information incorporated by reference in this Joint Proxy Statement/Prospectus and the Unaudited Pro Forma Combined Condensed Financial Information and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.

                                                  THREE MONTHS ENDED
                                                    SEPTEMBER 30,            YEAR ENDED JUNE 30,
                                                 --------------------  -------------------------------
                                                   1997       1996       1997       1996       1995
                                                 ---------  ---------  ---------  ---------  ---------
ACS

Historical Per Share Data:

  Net income...................................  $     .30  $     .23  $    1.05  $     .82  $     .69
  Dividends....................................     --         --         --         --         --
  Book value at end of period..................      10.01                  9.71

Pro Forma Combined Per Share Data:
  Net income...................................        .28        .24(1)      1.05(1)       .85       .71
  Dividends....................................     --         --         --         --         --
  Book value at end of period..................       9.23                  8.95

CDSI

Historical Per Share Data:
  Net income...................................  $     .38  $     .46  $    1.80  $    1.65  $    1.36
  Dividends....................................        .06        .06        .12        .11        .10
  Book value at end of period..................      12.95                 12.61

Equivalent Pro Forma Per Share Data:
  Net income...................................        .49        .42(1)      1.85(1)      1.50      1.25
  Dividends....................................     --         --         --
  Book value at end of period..................      16.24                 15.74

------------------------

(1) This data does not reflect the pro forma impact of CDSI's June 18, 1997 acquisition of ASEC. The effect of this acquisition is indicated on the Pro Forma Combined Condensed Statement of Income for the Year Ended June 30, 1997. See "The Proposed Merger and Related Transactions--Unaudited Pro Forma Combined Condensed Financial Information."

           OTHER PROPOSALS TO BE PRESENTED AT THE ACS ANNUAL MEETING

    At the ACS Annual Meeting, stockholders of ACS will also be asked to consider and act upon the following proposals:

Proposal No. 2...............  To approve an amendment to the ACS Charter classifying the
                               ACS Board into three classes. THE BOARD OF DIRECTORS OF ACS
                               UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF ACS VOTE FOR
                               THE AMENDMENT TO THE ACS CHARTER. See "The ACS Annual
                               Meeting of Stockholders-- Matters to be Considered."

Proposal No. 3...............  To elect a board of directors to serve until each of their respective successors shall have been duly elected and
                               qualified. THE BOARD OF DIRECTORS OF ACS UNANIMOUSLY
                               RECOMMENDS THAT THE STOCKHOLDERS OF ACS VOTE FOR THE
                               NOMINEES FOR DIRECTOR DESCRIBED HEREIN. See "The ACS Annual
                               Meeting of Stockholders--Matters to be Considered."

Proposal No. 4...............  To approve an amendment to the ACS Bylaws requiring advance notice by stockholders for proposals and nominations for
                               director to be included for consideration at a meeting of
                               stockholders. THE BOARD OF DIRECTORS OF ACS UNANIMOUSLY
                               RECOMMENDS THAT THE STOCKHOLDERS OF ACS VOTE FOR THE
                               AMENDMENT TO THE ACS BYLAWS. See "The ACS Annual Meeting of
                               Stockholders--Matters to be Considered."

Proposal No. 5...............  To approve an amendment to the ACS Charter to increase the number of authorized shares of ACS Class A Common Stock from
                               75,000,000 to 500,000,000 and of ACS Class B Common Stock
                               from 6,405,686 to 14,000,000. THE BOARD OF DIRECTORS OF ACS
                               UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF ACS VOTE FOR
                               THE AMENDMENT TO THE ACS CHARTER. See "The ACS Annual
                               Meeting of Stockholders-- Matters to be Considered."

Proposal No. 6...............  To consider and vote upon performance-based incentive compensation to ACS's executive officers. THE BOARD OF
                               DIRECTORS OF ACS UNANIMOUSLY RECOMMENDS THAT THE
                               STOCKHOLDERS OF ACS VOTE FOR PERFORMANCE-BASED INCENTIVE
                               COMPENSATION TO ACS'S EXECUTIVE OFFICERS. See "The ACS
                               Annual Meeting of Stockholders--Matters to be Considered."

Proposal No. 7...............  To consider and vote upon the ACS 1997 Stock Incentive Plan.
                               THE BOARD OF DIRECTORS OF ACS UNANIMOUSLY RECOMMENDS THAT
                               THE STOCKHOLDERS OF ACS VOTE FOR THE ADOPTION OF THE 1997
                               STOCK INCENTIVE PLAN. See "The ACS Annual Meeting of
                               Stockholders--Matters to be Considered."

                                DIVIDEND POLICY

    To date, ACS has not paid any cash dividends on its common stock. ACS intends to continue to retain earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Under the terms of its unsecured revolving credit agreement with Wells Fargo Bank (Texas), National Association and Bank One, Texas, N.A., as amended (the "CREDIT FACILITY"), ACS is prohibited from paying dividends in any fiscal year in a total amount that would exceed 50% of ACS's net income for the preceding fiscal year. Any future determination to pay dividends will be at the discretion of the ACS Board and will be dependent upon then existing conditions, including ACS's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the ACS Board deems relevant.

    CDSI has paid semi-annual dividends since 1976. In the event the Merger is approved and shares of CDSI Common Stock are converted into shares of ACS Class A Common Stock, the payment and amount of dividends after the Merger, if any, will be determined by the ACS Board. ACS intends to continue to retain earnings from CDSI for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In the event the Merger is not approved, the payment and amount of any future dividends to stockholders who continue to own CDSI Common Stock will be dependent upon then existing conditions, including CDSI's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors.

                                  RISK FACTORS

    This Joint Proxy Statement/Prospectus contains "forward-looking statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although ACS and CDSI believe that the expectations reflected in the forward-looking statements contained herein are reasonable, they can give no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Future financial condition and results, as well as any forward-looking statements, are subject to inherent risks and uncertainties, some of which are summarized in this section.

    In addition to the other information set forth in this Joint Proxy Statement/Prospectus, the following factors should be considered by the ACS stockholders and the CDSI stockholders before voting on the proposals herein.

RELIANCE ON SIGNIFICANT CUSTOMERS

    The success of ACS has been dependent in large part on its retention of contracts with certain significant customers. The five largest customers of ACS for the fiscal years ended June 30, 1997, 1996, and 1995 accounted for approximately 15%, 16%, and 27%, respectively, of its revenues. While ACS believes its relations with such customers are good and has contracts with each with remaining terms of approximately one to seven years, the loss of any of such customers or a material decrease in services provided to any such customers could have an adverse impact on ACS. ACS provides high speed data capture services to its largest customer under a contract that renews annually. Although this customer has renewed this or predecessor agreements for over five years and ACS considers the relationship with the customer to be good, there can be no assurance that the relationship will be maintained on a long-term basis. In addition, ACS recently became aware that this customer has been informed by a group of unionized employees whose collective bargaining agreement with the customer has expired that the customer may be subjected to work stoppages. Such work stoppages could adversely affect ACS's revenues from this customer.

    Outsourcing companies such as ACS incur a high level of fixed costs related to data processing customers. These fixed costs result from significant investments in data processing centers, including computer hardware platforms, computer software, facilities, and customer service infrastructure. The loss of any one significant outsourcing customer can leave an outsourcing company with a higher level of fixed costs than is necessary to serve remaining customers, thereby reducing profitability. ACS also incurs a high level of variable costs related to its image management and professional services customers. Such variable costs are primarily due to the labor intensive nature of providing these services.

    For the fiscal year ended June 30, 1997, no one customer represented more than 5% of ACS's revenues. Generally, customers of ACS may be lost due to merger, business failure, conversion to a competing data processor, or conversion to an in-house data processing system. There can be no assurance that ACS will be able to maintain long-term relationships with its significant customers. ACS could also be vulnerable to reduced processing volumes from its customers, which reductions might occur due to business downturns, product liability issues, work stoppages by organized labor, or other business reasons. Such reduced processing volumes and losses of customers could have an adverse impact on ACS.

    The success of CDSI has been dependent upon contracts with federal government agencies. The five largest federal government customers of CDSI for the fiscal years ended June 30, 1997, 1996, and 1995 accounted for approximately 78%, 79%, and 76%, respectively, of its revenues. For the fiscal year ended June 30, 1997, contracts with the Department of Education accounted for 34% of CDSI's revenues. Generally, CDSI's business with the federal government is subject to various risks, including the reduction or modification of contracts due to changing government needs and requirements. Additionally, the federal government may terminate contracts for convenience. In the event of such a termination of one or more of CDSI's contracts, CDSI would be reimbursed for the costs of terminating the contracts. See "Risk Factors--Contracts and Contracting."

COMPETITION AND TECHNOLOGICAL CHANGE

    The markets for ACS and CDSI's services are intensely competitive and highly fragmented. ACS and CDSI's market share represents a small percentage of the total information processing market. Many of ACS and CDSI's principal competitors have greater financial, technical, and operating resources than ACS and CDSI, respectively, and may be able to use their resources to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their products and services. In addition, ACS and CDSI's competitors are expected to continue their practice of investing in or acquiring assets from large data processing customers in order to obtain outsourcing contracts. There can be no assurance that ACS and CDSI will be able to compete successfully in the future or that competition will not have a material adverse effect on the results of operations of ACS and CDSI, respectively.

    The market for information processing services is subject to rapid technological changes and rapid changes in customer requirements. Technological advances and competition require ACS and CDSI to commit substantial amounts of its resources to the operation of multiple hardware platforms, the customization of third-party software programs, and the training of customer personnel in the use of such hardware and software. A significant portion of ACS and CDSI's outsourcing revenue is derived from data processing services performed on IBM-compatible mainframe systems. Technological advances currently in process may result in the development of hardware and software products that are able to manipulate large amounts of data more cost-effectively than existing mainframe platforms. An acceleration of the shift towards client-server data processing, in which individual computers or groups of personal computers and mid-range systems replace mainframe systems, may adversely affect ACS and CDSI. ACS and CDSI have committed substantial amounts of their resources to the development of outsourcing solutions for these distributed computing environments. There can be no assurance that ACS and CDSI will be successful in customizing products and services that incorporate new technology on a timely basis or will continue to be able to deliver the services and products demanded by the marketplace. The primary competitive factors in the market are technical qualifications, management performance, and price.

INVESTMENTS RELATED TO SIGNIFICANT CUSTOMER CONTRACTS

    Large outsourcing agreements often require a significant capital investment. ACS is sometimes required to purchase certain assets (such as computing equipment and purchased software), assume certain financial obligations (such as computer lease and software maintenance obligations), make investments in certain securities issued by its customers, incur specific capital expenditures, or incur expenses necessary to provide outsourcing services to a new customer. These investments and asset purchases have been recorded by ACS at fair market value, with the remainder of the purchase amount recorded as intangible assets, which are then amortized over the term of each contract. The termination of a customer contract or the deterioration of the financial condition of a customer has in the past and may in the future result in an impairment of the net book value of the assets recorded. Moreover, there can be no assurance that ACS will be successful in its ability to both finance and properly evaluate these assets and investments.

IMPACT OF ACQUISITIONS

    A significant percentage of ACS's revenues since its inception in June 1988 has been attributable to acquisitions. Since inception, ACS's acquisition strategy has resulted in the completion of 34 acquisitions. Approximately two-thirds of the increase in ACS revenues for the five years ended June 30, 1997 is attributable to acquisitions. There can be no assurance that future acquisition opportunities will become available, that future acquisitions can be accomplished on favorable terms, or that such acquisitions will result in profitable operations. Moreover, ACS has incurred substantial debt and non-cash amortization expenses in connection with past acquisitions, and ACS's business strategy to pursue additional acquisitions may require ACS to incur additional debt in the future, may result in potentially dilutive issuance of securities, and may result in increased goodwill, intangible assets, and amortization expense.

RISKS ASSOCIATED WITH ATM FEE LEGISLATION

    Legislation and regulations have been proposed and may be enacted to regulate the fees that may be collected by automated teller machine ("ATM") owners, which could have the effect of reducing the economic viability of many ATMs. If such or similar legislation or regulations are enacted, the number of ATMs operated nationwide (or within the geographic areas affected by the legislation or regulations) could be significantly reduced. This could adversely affect ACS's results of operations as they relate to ACS's electronic funds transfer ("EFT ") business. Approximately 15% of ACS revenues for the fiscal year ended June 30, 1997 were derived from its EFT business.

DEPENDENCE ON KEY PERSONNEL

    The success of ACS is largely dependent on the skills, experience, and performance of certain key members of its management, including Darwin Deason, Chairman of the Board and Chief Executive Officer of ACS. The loss of the services of any of these key employees could have an adverse effect on ACS's business and prospects. ACS has not entered into employment agreements with any of its key employees, although it has entered into severance agreements with each of its executive officers.

    The success of CDSI is largely dependent on the skills, experience, and performance of certain key members of its management, including Peter A. Bracken, Chief Executive Officer and President of CDSI. The loss of the services of any of these key employees could have an adverse effect on CDSI's business and prospects. ACS has no plans to enter into employment agreements with any of CDSI's key employees after the Merger, although ACS may enter into severance agreements with one or more of CDSI's executive officers.

VOTING CONTROL BY CHAIRMAN OF THE BOARD OF ACS

    ACS is controlled by Darwin Deason, its Chairman and Chief Executive Officer, who has voting control over an aggregate of 6,405,686 shares of ACS Class B Common Stock, which have an aggregate of 64,056,860 votes, or approximately 68% of the total voting power of ACS. Accordingly, Mr. Deason controls virtually all decisions made with respect to ACS by its stockholders, including decisions relating to the election of directors. Furthermore, as a result of his control of the voting stock of ACS, Mr. Deason may, except as otherwise provided by Delaware law or certain provisions of the ACS Charter and ACS Bylaws requiring an 80% stockholder vote, without the concurrence of the remaining stockholders, amend the ACS Charter, effect or prevent a merger, sale of assets, or other business acquisition or disposition and otherwise control the outcome of all actions requiring stockholder approval. If the Merger is approved, Mr. Deason will convert approximately 3,143,000 of his shares of ACS Class B Common Stock into the same number of shares of ACS Class A Common Stock immediately prior to the Effective Time. This conversion will create a majority voting class of common stock for the purposes of a "pooling of interests" transaction. Immediately after the Merger, taking into account the effect of the issuance of Class A Common Stock to the stockholders of CDSI pursuant to the Merger and including 10,100 shares of ACS

Class A Common Stock owned by Mr. Deason prior to such conversion, Mr. Deason will have approximately 46% of the total voting power of ACS.

POSSIBLE PRICE VOLATILITY

    The price of ACS Class A Common Stock is determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the ACS Class A Common Stock, investor perception of ACS and the industry within which ACS competes, and general economic and market conditions. Variations in operating results, general trends in the industry, and other factors could cause the market price of the ACS Class A Common Stock to fluctuate significantly. In addition, general trends and developments in the industry, including the announcement of technological innovations by ACS or its competitors, government regulation and other factors, could have a significant impact on the price of ACS Class A Common Stock. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that often have been unrelated or disproportionate to the operating performance of the affected companies, and the price of ACS Class A Common Stock could be affected by such fluctuations.

ANTI-TAKEOVER EFFECT OF CERTIFICATE OF INCORPORATION AND BYLAWS AND OTHER
  STOCKHOLDER PROTECTION MECHANISMS

    Certain provisions of the ACS Charter and ACS Bylaws may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including attempts that might result in a premium over the market price for the securities. In this regard, the current ACS Charter provides that the removal of any director or directors, with or without cause, requires the affirmative vote of at least 80% of the combined voting stock of ACS, giving effect to the number of votes per share attributable to such stock. Such ACS Charter provision would restrict the ability of a party to gain control of the ACS Board by acquiring a majority of the ACS voting stock, removing all of the directors and then replacing them with the directors seeking to benefit such party. Additionally, the ACS Bylaws provide that the number of directors shall be fixed, from time to time, by resolution of the ACS Board, and the ACS Board recently approved an amendment to the ACS Bylaws, which is being submitted to the stockholders for approval herewith, providing that such number of directors of ACS be divided into three classes that are elected for staggered three-year terms. Thus, in any given year, only a portion of the ACS directors would be eligible for election, therefore eliminating the ability of a hostile party to gain control of the ACS Board in a single proxy contest, making any unsolicited takeover attempt (including an attempt that an ACS stockholder might consider in such stockholder's best interest) more expensive and more difficult. The ACS Board has also approved an amendment to the ACS Bylaws, which is being submitted to the stockholders for approval herewith, providing for advance notice procedures with respect to the submission by stockholders of proposals to be acted on at stockholder meetings and of nominations of candidates for election as directors. See "The ACS Annual Meeting of Stockholders--Matters to be Considered." The establishment of such procedures removes any ambiguity with respect to how matters can be so submitted by stockholders. Further, the ACS Charter permits the ACS Board to establish by resolution one or more series of preferred stock ("ACS PREFERRED STOCK") and to establish the powers, designations, preferences and relative, participating, optional, or other special rights of each series of ACS Preferred Stock. The ACS Preferred Stock could be issued on terms that are unfavorable to the holders of ACS Class A Common Stock or that could make a takeover or change in control of ACS more difficult. Further, ACS has instituted a stockholder rights plan and has entered into severance agreements with each of its executive officers, which plan and agreements may have the effect of discouraging an unsolicited takeover proposal. Moreover, ACS is subject to Section 203 of the DGCL, which places restrictions on certain business combinations with certain stockholders that could render more difficult a change in control of ACS. If approved by the ACS stockholders, the proposed ACS Bylaw Amendments, together with the current ACS Charter provision setting forth that the removal of directors requires the affirmative vote of 80% of the combined voting stock of ACS, the stockholder rights plan and severance agreements and other provisions of the ACS Charter and DGCL, may have the effect of discouraging a future take-over attempt by a third party that is not approved by the ACS Board and render the removal of the incumbent management more difficult. Counterbalancing these effects of such provisions is the positive effect that these protections contribute to an environment where the interests of the ACS stockholders and ACS can be addressed in an orderly and well-informed manner. See "Comparative Rights of Stockholders of ACS and CDSI--Business Combinations."

EXPECTED BENEFITS OF COMBINED BUSINESS MAY NOT BE ACHIEVED

    There can be no assurance that the expected benefits of the Merger relative to the combined businesses as described under "The Proposed Merger and Related Transactions--ACS's Reasons for the Merger" will be achieved. The integration of departments, systems, and procedures present significant management challenges, and there can be no assurance that such actions will be successfully accomplished within a specified period of time.

FIXED EXCHANGE RATIO

    The Exchange Ratio is expressed in the Merger Agreement as a fixed ratio of
1.759 shares of ACS Class A Common Stock for each share of CDSI Common Stock. Accordingly, the Exchange Ratio will not be adjusted in the event of any increase or decrease in the price of either ACS Class A Common Stock or CDSI Common Stock. The price of ACS Class A Common Stock at the Effective Time may vary from its price at the date of the ACS Annual Meeting and the CDSI Special Meeting. These variations may be the result of changes in the business, operations, or prospects of ACS or CDSI, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions, and other factors. Because the Effective Time will occur at a date later than the ACS Annual Meeting or the CDSI Special Meeting, there can be no assurance that the price of the ACS Class A Common Stock on the date of the ACS Annual Meeting or the CDSI Special Meeting will be indicative of its price at the Effective Time. The stockholders of CDSI are urged to obtain current market quotations for the ACS Class A Common Stock.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendation of the Merger by the CDSI Board, holders of CDSI Common Stock should be aware that the directors (Messrs. Kendall, Bracken, Henderson, Hoxeng, Ignatius, Paige and Parker) and certain executive officers (including Mr. Green and Ms. Mayhew) of CDSI may have certain interests that are different from or in addition to those interests of the holders of CDSI Common Stock generally. These interests include the acceleration of the vesting of stock options held by the directors and certain executive officers as well as agreements with Mr. Kendall and Mr. Bracken concerning the terms of their continued relationship with CDSI and their relationship with ACS following the closing of the Merger. These interests, together with other relevant factors, were considered by the CDSI Board in recommending the Merger to the holders of CDSI Common Stock and approving the Merger Agreement. See "The Proposed Merger and Related Transactions--Interests of Certain Persons in the Merger"

CONTRACTS AND CONTRACTING

    Approximately 98% of CDSI's revenues in fiscal 1997 was derived from contracts with the United States government or agencies thereof (collectively, the "GOVERNMENT"). CDSI has over 40 active prime contracts and numerous active subcontracts with the Government, the largest of which accounted for approximately 34% of 1997 revenues. Loss or termination of one or more large Government contracts could have a material adverse effect on CDSI.

    Government contracts are generally subject to audits and investigations by Government agencies. These audits and investigations involve a review of the contractor's performance on its contracts, as well as its pricing practices, its cost structure, and its compliance with applicable laws, regulations, and standards. If any costs are improperly charged to a contract, the costs are not reimbursable and, if already reimbursed, will have to be refunded to the Government. Furthermore, if improper or illegal activities are discovered in the course of any audits or investigations, the contractor may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines, and suspensions or debarment from doing business with the Government. In recent years, the Government has substantially increased the personnel and resources it devotes to audits and investigations and has encouraged accountants and investigators to emphasize the detection of fraud or improper activities. CDSI believes that this high level of industry scrutiny will continue for the foreseeable future. There can be no assurance that CDSI will not be subject in the future to penalties and sanctions with respect to CDSI activities, both past and future. If CDSI became subject to penalties or sanctions, the penalties or sanctions could have a material adverse effect on CDSI's business and financial condition.

    Government contracts, by their terms, generally can be terminated for convenience by the Government, which means that the Government may terminate the contract at any time, without cause, and that CDSI would be entitled to receive compensation only for the services provided or costs incurred at the time of termination and a proportionate amount of the total fee or profit on the contract. In addition, many of the Government contracts awarded to CDSI contain base periods of one or more years, as well as one or more option periods that may cover more than half of the potential contract duration. The Government generally has the right not to exercise option periods and its failure to exercise option periods could curtail the contract term of certain contracts held by CDSI.

SHARES AVAILABLE FOR FUTURE SALE

    No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale by former CDSI shareholders, will have on the market price of ACS Class A Common Stock prevailing from time to time. Sales of substantial amounts of ACS Class A Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, may adversely affect prevailing market prices for ACS Class A Common Stock.

                     THE ACS ANNUAL MEETING OF STOCKHOLDERS

PLACE, DATE, AND TIME

    The ACS Annual Meeting will be held at CityPlace, 2711 North Haskell Avenue, Dallas, Texas 75204, on Tuesday, December 16, 1997, at 10:00 a.m., local time.

MATTERS TO BE CONSIDERED

    At the ACS Annual Meeting, the stockholders of ACS will be asked to consider and vote upon proposals to (i) approve and authorize the Stock Issuance; (ii) approve an amendment to the ACS Charter classifying the ACS Board into three classes; (iii) elect a board of directors to serve until each of their respective successors shall have been duly elected and qualified; (iv) approve an amendment to the ACS Bylaws requiring advance notice by stockholders for proposals and nominations for director to be included for consideration at a meeting of stockholders; (v) approve an amendment to the ACS Charter to increase the number of authorized shares of ACS Class A Common Stock and ACS Class B Common Stock; (vi) approve performance-based incentive compensation to ACS's executive officers; (vii) approve the 1997 Plan; and (viii) transact such other business as may come before the ACS Annual Meeting or any adjournments or postponements thereof.

    PROPOSAL ONE--STOCK ISSUANCE

    The Stock Issuance is being submitted to the stockholders of ACS for approval in accordance with ACS's listing agreement with the NYSE. Among other things, the NYSE listing agreement generally requires that ACS's stockholders approve an acquisition transaction or series of related transactions that will result in the issuance of shares of ACS Class A Common Stock if the new shares will have 20% or more of the voting power outstanding before such issuance. Because the issuance of shares of ACS Class A Common Stock pursuant to the Merger Agreement would exceed 20% of the voting power currently outstanding, the proposal is being submitted to ACS stockholders for approval in accordance with the NYSE rules and the listing agreement. See "The Proposed Merger and Related Transactions."

                 THE ACS BOARD RECOMMENDS THAT ACS STOCKHOLDERS
                          VOTE FOR THE STOCK ISSUANCE.

    PROPOSAL TWO--AMENDMENT TO THE ACS CHARTER CLASSIFYING THE BOARD OF
     DIRECTORS INTO THREE CLASSES

    On August 5, 1997, the ACS Board approved a proposed amendment to Article Seventh, Section 1 of the ACS Charter, which will divide the ACS Board into three classes, with one class having an initial term of one year, one class having an initial term of two years, and one class having an initial term of three years. At each annual meeting of ACS stockholders, commencing with the annual meeting of stockholders to be held in 1998, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term. As set forth in the ACS Bylaws, any vacancy occurring in the ACS Board may be filled by the affirmative vote of a majority of the remaining directors. A director so elected to fill a vacancy shall serve for the unexpired term of his predecessor in office. ACS believes that a classified board of directors will help assure the continuity and stability of the ACS Board and ACS's business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of ACS by a third party, incumbent directors will retain their positions. In addition, the classified board provision will help ensure that the ACS Board, if confronted with an unsolicited acquisition proposal from a third party that has acquired a block of the voting stock of ACS, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

    The proposed amendment to Article Seventh, Section 1 of the ACS Charter reads as follows:

        "SEVENTH: Section 1. NUMBER, ELECTION, AND TERMS OF DIRECTORS. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock designation, the number of the Directors of the Company will not be less than three nor more than fifteen and will be fixed from time to time in the manner described in the bylaws of the Company. The directors will be divided into three classes designated as Class I, Class II, and Class III. Each Class of directors will stand for election at the 1997 annual stockholders' meeting for the following terms: Class I directors will be elected for a three-year term; Class II directors will be elected for a two-year term; and Class III directors will be elected for a one-year term. At each following annual stockholders' meeting, commencing with the 1998 annual stockholders' meeting, each of the successors to the directors of the Class whose term will expire at such annual meeting will be elected for a term running until the third annual meeting succeeding his or her election and until his or her successor has been duly elected and qualified."

                 THE ACS BOARD RECOMMENDS THAT ACS STOCKHOLDERS
                   VOTE FOR THE AMENDMENT TO THE ACS CHARTER.

    PROPOSAL THREE--ELECTION OF DIRECTORS

    The ACS Annual Meeting will also include the election of directors. In the event Proposal No. 1 and Proposal No. 2 are approved, the ACS Annual Meeting will also include the election of two Class I directors to serve for an initial three-year term, four Class II directors to serve for an initial two-year term, and three Class III directors to serve for an initial one-year term. Each of the nine nominees for director to the ACS Board have been nominated by the ACS Board, including Clifford M. Kendall and Peter A. Bracken (currently members of the CDSI Board) as required by the Merger Agreement. See "ACS Management--Directors and Executive Officers of ACS;" "CDSI Management--Security Ownership of Certain Beneficial Owners and Management of CDSI."

    In the event Proposal No. 1 is not approved and Proposal No. 2 is approved, the ACS Annual Meeting will also include the election of two Class I directors to serve for an initial three-year term, three Class II directors to serve for an initial two-year term, and two Class I directors to serve for an initial one-year term. The seven nominees for director to the ACS Board have been nominated by the ACS Board. Messrs. Kendall and Bracken are not nominees for the ACS Board in the event Proposal No. 1 is not approved. See "ACS Management--Security Ownership of Certain Beneficial Owners and Management of CDSI."

    In the event Proposal No. 1 is approved and Proposal No. 2 is not approved, the ACS Annual Meeting will also include the election of nine directors to serve until the next annual meeting of ACS stockholders and until their successors have been duly elected and qualified. Each of the nine nominees to the ACS Board have been nominated by the ACS Board, including Clifford M. Kendall and Peter A. Bracken (currently members of the CDSI Board), as required by the Merger Agreement. See "ACS Management-- Directors and Executive Officers of ACS;" "CDSI Management--Security Ownership of Certain Beneficial Owners and Management of CDSI."

    In the event Proposal No. 1 is not approved and Proposal No. 2 is not approved, the ACS Annual Meeting will also include the election of seven directors to serve until the next annual meeting of ACS stockholders and until their successors have been duly elected and qualified. The seven nominees for directors to the ACS Board have been nominated by the ACS Board. Messrs. Kendall and Bracken are not nominees for the ACS Board in the event Proposal No. 1 is not approved. See "ACS Management-- Security Ownership of Certain Beneficial Owners and Management of CDSI."

    The ACS Board's nominees for the ACS Board are Darwin Deason (Class I), Jeffrey A. Rich (Class I), Henry G. Hortenstine (Class II), Joseph P. O'Neill (Class II), Frank A. Rossi (Class II), Clifford M. Kendall (Class II), Mark A. King (Class III), David W. Black (Class III), and Peter A. Bracken (Class III). All of the nominees, except for Messrs. Kendall and Bracken, are currently members of the ACS Board. Messrs. Kendall and Bracken are currently members of the CDSI Board. For more information regarding the nominees for directors to the ACS Board, see "ACS Management--Directors and Executive Officers of ACS;" "CDSI Management--Security Ownership of Certain Beneficial Owners and Management of CDSI."

     THE ACS BOARD RECOMMENDS A VOTE FOR EACH OF THE NOMINEES FOR DIRECTOR.

    PROPOSAL FOUR--AMENDMENT TO THE ACS BYLAWS IMPLEMENTING AN ADVANCE NOTICE
     REQUIREMENT FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

    On August 5, 1997, the ACS Board approved a proposed amendment to ACS Bylaw 8(c) and 13(c), which will establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the ACS Board or a committee thereof, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and director nominations must be in writing and received by the secretary of ACS no later than (a) with respect to an annual meeting of stockholders, not less than 120 days nor more than 150 days before the first anniversary date of the ACS proxy statement in connection with the last annual meeting of stockholders or (b) if no annual meeting has been called after the expiration of more than 30 days from the date for such meeting contemplated at the time of the previous year's proxy statement, not less than a reasonable time, as determined by the ACS Board, prior to the date of the applicable annual meeting. The notice of stockholder nominations for director must set forth certain information with respect to each nominee who is not an incumbent director.

    The proposed amendment to ACS Bylaw 8(c) and 13(c) reads as follows:

    BYLAW 8(C):

        "(c) In order to properly submit any business to an annual meeting of stockholders, a stockholder must give timely notice in writing to the secretary of the Company. To be considered timely, a stockholder's notice must be delivered either in person or by United States certified mail, postage prepaid, and received at the principal executive offices of the Company (a) not less than 120 days nor more than 150 days before the first anniversary date of the Company's proxy statement in connection with the last annual meeting of stockholders or (b) if no annual meeting has been called after the expiration of more than 30 days from the date for such meeting contemplated at the time of the previous year's proxy statement, not less than a reasonable time, as determined by the board of directors, prior to the date of the applicable annual meeting.

        The secretary of the Company will deliver any stockholder proposals and nominations received in a timely manner for review by the board of directors or a committee designated by the board of directors.

        A stockholder's notice to submit business to an annual meeting of stockholders will set forth (i) the name and address of the stockholder,
    (ii) the class and number of shares of stock beneficially owned by such stockholder, (iii) the name in which such shares are registered on the stock transfer books of the Company, (iv) a representation that the stockholder intends to appear at the meeting in person or by proxy to submit the business specified in such notice, (v) any material interest of the stockholder in the business to be submitted, and (vi) a brief description of the business desired to be submitted to the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, and the reasons for conducting such business at the annual meeting. In addition, the stockholder making such proposal will promptly provide any other information reasonably requested by the Company.

        Notwithstanding the foregoing provisions of this Bylaw 8(c), a stockholder who seeks to have any proposal included in the Company's proxy statement will comply with the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended."

    BYLAW 13(C):

        "(c) Nominations by stockholders will be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a stockholder's notice will be delivered to or mailed and received at the principal executive offices of the Company (a) with respect to an election to be held at the annual meeting of the stockholders of the Company, not less than 120 nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company, and (b) with respect to an election to be held at the special meeting of stockholders of the Company for the election of directors not later than the close of business on the tenth day following the date on which notice of the date of the special meeting was mailed to stockholders of the Company or public disclosure of the date of the special meeting was made, whichever first occurs.

        Such stockholder's notice to the Secretary will set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected), and (b) as to the stockholder giving the notice (i) the name and address, as they appear on the Company's books, of such stockholder and (ii) the class and number of shares of voting stock of the Company which are beneficially owned by such stockholder. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director will furnish to the Secretary of the Company that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. In the event that a person is validly designated as a nominee to the Board of Directors in accordance with the procedures set forth in this Bylaw 13(c) and will thereafter become unable or unwilling to stand for election to the Board of Directors, the Board of Directors or the stockholder who proposed such nominee, as the case may be, may designate a substitute nominee.

        The presiding officer of the meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws, and if he should so determine, he will so declare to the meeting and the defective nomination will be disregarded.

        Notwithstanding the foregoing provisions of this Bylaw 13(c), a stockholder will also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Bylaw 13(c)."

                 THE ACS BOARD RECOMMENDS THAT ACS STOCKHOLDERS
                   VOTE FOR THE AMENDMENT TO THE ACS BYLAWS.

    PROPOSAL FIVE--AMENDMENT TO THE ACS CHARTER INCREASING THE NUMBER OF
     AUTHORIZED SHARES OF ACS CLASS A COMMON STOCK AND ACS CLASS B COMMON STOCK

    At the ACS Annual Meeting, the ACS stockholders will be asked to consider and vote upon a proposal to amend the ACS Charter to increase the number of shares of ACS Class A Common Stock authorized for issuance from 75,000,000 to 500,000,000 and the number of shares of ACS Class B Common Stock authorized for issuance from 6,405,686 to 14,000,000. This amendment was adopted by the ACS Board on September 19, 1997, subject to stockholder approval.

    ACS's authorized capital stock currently consists of a total of 84,405,686 shares, including 75,000,000 shares of ACS Class A Common Stock, 6,405,686 shares of ACS Class B Common Stock, and 3,000,000 shares of ACS Preferred Stock. There are no preemptive rights associated with any of ACS's capital stock. As of the ACS Record Date, there were outstanding 29,901,859 shares of the ACS Class A Common Stock and 6,405,686 shares of the ACS Class B Common Stock, options to purchase approximately 2,752,710 shares of the ACS Class A Common Stock, and a warrant to purchase 793,188 shares of Class A Common Stock. No shares of ACS Preferred Stock have been issued.

    The Merger will require the issuance of approximately 12,250,000 shares (including shares issuable upon the exercise of CDSI options) of ACS Class A Common Stock. In addition to the shares of ACS Class A Common Stock issued in connection with the Merger, the ACS Board believes that it is in the best interests of ACS to have additional shares of ACS Class A Common Stock available for issuance at its discretion for possible future acquisitions, stock splits, stock dividends, employee benefit plans, equity financing, issuance of shares upon the exercise of rights by ACS stockholders pursuant to the ACS Rights Agreement, and other corporate purposes.

    The additional ACS Class A Common Stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding ACS Class A Common Stock. Adoption of the proposed amendment and issuance of ACS Class A Common Stock would not affect the rights of the holders of currently outstanding ACS Class A Common Stock, except for effects incidental to increasing the number of shares of ACS Class A Common Stock outstanding, including possible dilution of the equity interests of existing stockholders or reduction of the proportionate voting power of existing stockholders. In addition, the issuance of additional shares could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of ACS, thereby delaying, deferring, or preventing a change in control of ACS, although this is not the intention of this proposal. If the amendment is adopted, it will become effective upon the filing of a Certificate of Amendment to the ACS Charter with the Secretary of the State of Delaware.

    The additional shares of ACS Class A Common Stock may be issued, subject to certain exceptions, by the ACS Board at such times, in such amounts, and upon such terms as the ACS Board may determine without further approval of the stockholders. Stockholders have no preemptive rights to subscribe to additional shares when issued. To accomplish this proposed increase in ACS Class A Common Stock, the first sentence of Article Fourth, Section 2 of the ACS Charter must be amended to be as follows:

       "The total number of shares of all classes of capital stock that the Company shall have the authority to issue is 517,000,000 shares, consisting of (a) 500,000,000 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), (b) 14,000,000 shares of ACS Class B Common Stock, par value $0.01 per share ("ACS Class B Common Stock", and together with Class A Common Stock, "Common Stock"), and (c) 3,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock")."

                 THE ACS BOARD RECOMMENDS THAT ACS STOCKHOLDERS
                   VOTE FOR THE AMENDMENT TO THE ACS CHARTER.

    PROPOSAL SIX--CONSIDER AND VOTE UPON PERFORMANCE-BASED INCENTIVE
     COMPENSATION TO EXECUTIVE OFFICERS

    Recent changes in the Code limit ACS's tax deduction for expense in connection with compensation of its chief executive officer and its four other most highly-compensated executive officers for any fiscal year to the extent that the remuneration of such person exceeds $1 million during such fiscal year, excluding remuneration that qualifies as "performance-based compensation."
Section 162(m) of the Code provides that in order for remuneration to be treated as qualified performance-based compensation, the material terms of the performance goals must be disclosed to and approved by the stockholders of the employer.

    At the ACS Annual Meeting, the stockholders will be asked to approve the terms relating to incentive compensation to be paid to ACS's executive officers. Executive officer compensation for fiscal 1998 will consist of a base salary, stock option plan, and bonus compensation and will be based on criteria similar to criteria previously used for the Company's executive officers. See "ACS Management--Compensation Committee Report on Executive Compensation." Executive officers will be entitled to receive varying ranges of up to 250% of their base salaries upon achievement of bonus performance goals, which include ACS's achievement of four targeted financial measures: consolidated revenues, consolidated earnings before interest, taxes and acquisition amortization, consolidated pre-tax earnings, and consolidated earnings per share. The bonus performance goals have been pre-established by the Compensation Committee for all executive officers other than any executive officer whose compensation may exceed $1 million, which other officer's goals have been previously established by the Special Compensation Committee, which is comprised solely of non-employee directors, and all of such goals have been approved by the Board of Directors. ACS believes that the incentive-related provisions provide performance incentives that are and will be beneficial to ACS and its stockholders.

                 THE ACS BOARD RECOMMENDS THAT ACS STOCKHOLDERS
                  VOTE FOR AUTHORIZATION OF PERFORMANCE-BASED
               INCENTIVE COMPENSATION TO ACS EXECUTIVE OFFICERS.

    PROPOSAL SEVEN--APPROVE THE ACS 1997 STOCK INCENTIVE PLAN

    The ACS Board, in anticipation of the imminent termination of the 1988 Plan in 1998, has determined that it is in the best interests of ACS to provide for a new stock option plan. Accordingly, although there are still currently 1,453,890 shares of ACS Class A Common Stock available for issuance pursuant to new grants of options under the 1988 Plan, in light of, among other things, the expiration of the term of the 1988 Plan in 1998, the ACS Board, on August 5, 1997, adopted the 1997 Plan, subject to stockholder approval at the ACS Annual Meeting, and adopted an amendment to the 1988 Plan providing that as of August 5, 1997, no new option grants would be made under such Plan. The ACS Board believes that the 1997 Plan reflects competitive practices and is necessary to attract and retain the best available personnel and promote the success of ACS's business and recommends its approval by the ACS stockholders. At the ACS Annual Meeting, the ACS stockholders will be asked to consider and vote upon the 1997 Plan.

    The complete text of the 1997 Plan is attached as Appendix D hereto, and the following summary of the 1997 Plan is qualified in its entirety by reference to such text.

    DESCRIPTION OF THE 1997 PLAN

    GENERAL.  The 1997 Plan is designed to comply with the requirements of
Section 16b of the Exchange Act. The maximum aggregate number of shares of ACS Class A Common Stock available for issuance under the 1997 Plan will initially be 3,675,000, which amount is inclusive of shares of Class A Common Stock that would have continued to be available for grant pursuant to options under the 1988 Plan and which amount, when added to the number of shares of ACS Class A Common Stock covered by options outstanding under the 1988 Plan (and held by employees or consultants), equals approximately 12.8% of the total number of shares of ACS Class A Common Stock and ACS Class B Common Stock which will be outstanding after giving effect to the number of shares to be issued in connection with the Merger (such 12.8% being referred to as the "Approved Amount"). The Approved Amount is the same percentage which was approved by the stockholders at ACS's 1996 annual meeting of stockholders and is based in part on the result of a study performed by an independent consulting firm at the request of the ACS Board. The amount of shares of ACS Class A Common Stock available for issuance pursuant to options under the 1997 Plan may, at the discretion of the ACS Board, be increased from time to time as additional shares of ACS Class A Common Stock are issued from time to time in order to maintain the number of shares of ACS Class A Common Stock available for grant, and previously granted and outstanding (and held by Employees and Consultants), equal to 12.8% of the total number of shares of ACS Class A Common Stock and ACS Class B Common Stock outstanding from time to time. No more than 3,675,000 shares of ACS Class A Common Stock will be available for the granting of incentive stock options within the meaning of Section 422 of the Code ("INCENTIVE STOCK OPTIONS").

    ADMINISTRATION. Under its terms, the 1997 Plan may be administered by the ACS Board or one or more committees of the ACS Board, as permitted by Rule 16b-3 ("RULE 16B-3") promulgated under the Exchange Act. Performance-based awards to the ACS's named executive officers are administered by a committee of outside directors, as set forth in Section 162(m) of the Code. The ACS Board or committee administering the 1997 Plan at a particular time (the "ADMINISTRATOR") determines the individuals eligible to receive awards under the 1997 Plan, the types and number of awards to be granted, the terms and conditions of such awards (including, for example, with respect to options, the exercise price, exercise date, any restrictions on exercise), and prescribes the forms of award agreements. The Administrator is also responsible for, among other things, determining the advisability and terms of any buyout of options previously granted and the reductions, if any, in the exercise prices of previously granted options.

    ELIGIBILITY. Employees (including employee directors) ("EMPLOYEES") of and consultants ("CONSULTANTS") to ACS and any parent or subsidiary of ACS as well as outside directors of ACS ("OUTSIDE DIRECTORS") are eligible to receive awards under the 1997 Plan.

    TYPES OF GRANTS. The 1997 Plan permits the grant of nonstatutory stock options ("NONSTATUTORY STOCK OPTIONS"), "stock purchase rights" ("STOCK PURCHASE RIGHTS"), stock appreciation rights ("SARS"), deferred stock ("DEFERRED STOCK"), dividend equivalents ("DIVIDEND EQUIVALENTS") and awards of restricted stock ("RESTRICTED STOCK") to Employees, Consultants and Outside Directors. The 1997 Plan also permits the grant of incentive stock options within the meaning of
Section 422 of the Code ("INCENTIVE STOCK OPTIONS") to Employees. The 1997 Plan further permits the Administrator to designate the grant of Options or SARs to a "covered employee" (as defined in Section 162(m)(3) of the Code) as a "performance based grant" ("PERFORMANCE BASED GRANT"). Nonstatutory Stock Options and Incentive Stock Options (collectively, "OPTIONS") entitle the holders thereof to purchase ACS Class A Common Stock.

    All awards under the 1997 Plan will be evidenced by a written agreement in a form approved by the Administrator. The Administrator may grant awards under the 1997 Plan alone or in addition to, in tandem with or in substitution for any other award under the 1997 Plan. Awards granted in addition to or in tandem with other awards under the 1997 Plan may be granted either at the same time or at different times. Generally, awards under the 1997 Plan will be granted for no consideration other than services.

    OPTIONS. Each Option will be designated in the written option agreement evidencing its grant whether the option is an Incentive Stock Option or a Nonstatutory Stock Option. The exercise price of an Incentive Stock Option shall be no less than 100% of the fair market value of ACS Class A Common Stock at the time of the grant (110% of fair market value if the grant is made to an employee that owns stock representing more than 10% of the voting power of all classes of stock of ACS or any parent or subsidiary of ACS (a "10% HOLDER"). Fair market value is determined by reference to the stock's closing price on the date of the grant. Incentive Stock Options shall have a term of no more than 10 years (5 years if granted to a 10% Holder). The exercise price of a Nonstatutory Stock Option shall be determined by the Administrator.

    In the event that an Employee, Consultant or Outside Director is terminated for cause as set forth in the 1997 Plan, all Options granted to such person under the 1997 Plan, whether or not vested, are forfeited unless previously exercised. If an Employee, Consultant or Outside Director's relationship with ACS terminates other than for cause, a vested Option granted to such person is exercisable to the extent provided in the agreement granting the Option, but, in the case of an Incentive Stock Option, shall be exercised within 90 days of the date of such termination (12 months, if the termination was the result of a disability) and only to the extent exercisable on the date of such termination.

    If there is a change in control of ACS, all Options previously granted, whether or not vested, shall become fully vested and exercisable, effective the day immediately prior to the change in control. If the recipient of an Option dies, the Option may be exercised only to the extent vested at time of death and only by the estate of the recipient or a person who acquired the Option by bequest or inheritance. The 1997 Plan also gives the Administrator the authority to include a similar change of control provision in other grants under the Plan (i.e., SAR's, Restricted or Deferred Stock, etc.).

    STOCK APPRECIATION RIGHTS. The Administrator may award SARs to Employees, Consultants, and Outside Directors entitling any such persons to receive an amount equal to (or if the Administrator shall determine at the time of grant, less than) the excess of the fair market value of a share of ACS Class A Common Stock on the date of exercise over the fair market value of a share of ACS Class A Common Stock on the date of grant of the SAR, or, in the case of a grant other than a Performance Based Grant, such other price as the Administrator determines, multiplied by the number of shares of ACS Class A Common Stock to which the SAR is exercised. An SAR may be exercised in accordance with procedures established by the Administrator, but in no event shall it be exercisable prior to the first anniversary date of the date of grant.

    RESTRICTED AND DEFERRED STOCK. The Administrator may award to Employees, Consultants and Outside Directors Restricted Stock, generally consisting of shares of ACS Class A Common Stock that may not be disposed of by the Employee or Consultant, as the case may be, until certain restrictions established by the Administrator lapse. The individual receiving Restricted Stock will have certain rights of an ACS stockholder, including the right to vote the shares of ACS Class A Common Stock and the right to receive any dividends, except to the extent limited by the Administrator. The Administrator may also award Deferred Stock, generally consisting of a right to receive shares of ACS Class A Common Stock at the end of specified deferral periods. Deferred Stock is subject to such restrictions or limitations as the Administrator may impose, which restrictions or limitations may lapse at the end of the deferral period in installments or otherwise. Deferred Stock carries no voting or dividend rights or other rights associated with stock ownership. Upon termination of employment during the restriction or deferral period, Restricted Stock or Deferred Stock will be forfeited subject to such exceptions, if any, as are authorized by the Administrator in the terms of the grant.

    STOCK PURCHASE RIGHT. The Administrator may award to Employees, Consultants and Outside Directors Stock Purchase Rights. A Stock Purchase Right will be evidenced by a written offer advising the offeree of the terms of the offer, including the number of shares of restricted stock that the offeree is entitled to purchase, the price to be paid (as determined by the Administrator), and the time within which the offeree must accept the offer (which shall not exceed 30 days from the date of the offer).

    DIVIDEND EQUIVALENTS. The Administrator is authorized to grant Dividend Equivalents conferring upon Employees, Consultants and Outside Directors the right to receive, currently or on a deferred basis, cash, ACS Class A Common Stock, other awards under the 1997 Plan or other property equal in value to dividends paid on a specific number of ACS Class A Common Stock. Dividend Equivalents may be paid directly to the grantee, as the case may be, or may be deemed to be reinvested under the 1997 Plan.

    ADJUSTMENTS. The number of shares of ACS Class A Common Stock covered by each outstanding Option, SAR, or other award, the number of shares of ACS Class A Common Stock that have been authorized for issuance under the 1997 Plan but as to which no Options have yet been granted or which have been returned to the Plan upon the cancellation or expiration of an Option, and the price per share of Common Stock covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of ACS Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the ACS Class A Common Stock, or from any other increase or decrease in the number of issued shares of ACS Class A Common Stock effected without receipt of consideration by ACS. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive.

    TRANSFERABILITY. Generally, no Option is transferable by a recipient except by will or the laws of descent and distribution. However, the Administrator shall, with respect to the holder of a Nonstatutory Option who has a severance agreement with ACS and may, in its discretion with respect to any other holder of a Nonstatutory Option, permit the transfer and pledge of such options under limited circumstances.

    AMENDMENT TO AND TERMINATION OF THE 1997 PLAN. The ACS Board may amend, alter, suspend, or discontinue the 1997 Plan at any time. However, no such amendment, alteration, suspension, or discontinuation shall impair the material rights of any holder of an Option without such holder's consent. ACS is required to obtain stockholder approval of any amendment to the Stock Option Plan, if required under Rule 16b-3, Sections 162(m) or 422 of the Code or any other applicable law or regulation, including the rules of any established stock exchange on which ACS securities are traded.

    FEDERAL INCOME TAX CONSEQUENCES

    The grant of an Incentive Stock Option has no immediate federal income tax consequences to the optionee or ACS. The exercise of an Incentive Stock Option while the optionee is an Employee or within three months after termination of employment generally has no immediate tax consequences to ACS or the optionee. If the optionee is subject to the alternative minimum tax, however, the exercise of an Incentive Stock Option would result in an increase in the optionee's alternative minimum taxable income equal to the excess of the fair market value of the shares of ACS Class A Common Stock at the time of exercise over the exercise price. If an optionee holds the shares of ACS Class A Common Stock acquired pursuant to the exercise of an Incentive Stock Option for the required holding period, the optionee generally recognizes capital gain or loss upon a subsequent sale of the shares in the amount of the difference between the amount realized upon the sale and the exercise price of the shares. In such a case, ACS is not entitled to a deduction in connection with the grant or exercise of the Incentive Stock Option or the sale of shares of ACS Class A Common Stock acquired pursuant to such exercise. If, however, an optionee exercises an Incentive Stock Option more than three months after termination of employment or disposes of the shares prior to the expiration of the required holding period, the optionee generally recognizes ordinary income equal to the excess of the fair market value of the shares of ACS Class A Common Stock on the date of exercise over the exercise price. The required holding period is the longer of two years from the date the option was granted and one year after the date of issuance of the shares upon the exercise of the option.

    The grant of a Nonstatutory Stock Option has no immediate federal income tax consequences to the optionee or ACS. Upon the exercise of a Nonstatutory Stock Option, the optionee recognizes ordinary income (subject to wage withholding and employment taxes) in an amount equal to the excess of the fair market value of the shares of ACS Class A Common Stock on the date of exercise over the exercise price, and ACS is entitled to a corresponding deduction if the compensation constitutes an ordinary and necessary business expense. The optionee's tax basis in the shares of ACS Class A Common Stock is the exercise price plus the amount of ordinary income recognized by the optionee, and the optionee's holding period will commence on the date the shares are received. Upon a subsequent sale of the shares of ACS Class A Common Stock, any difference between the optionee's tax basis in the shares and the amount realized on the sale generally is treated as capital gain or loss.

    A SAR should not be taxable income to its holder when it is granted. On exercise of a SAR, its holder will recognize ordinary income equal to the cash payment received. Cancellation of a related stock option on exercise does not affect these tax consequences.

    Restricted Stock should not be currently taxable income to a participant for so long as the stock is subject to a substantial risk of forfeiture and cannot be transferred free of forfeiture. The recipient of Restricted Stock will generally be taxed on compensation income equal to the fair market value of the stock on the date the restrictions on the shares lapse, i.e., the participant becomes vested. For example, the recipient of Restricted Stock is subject to a "substantial risk of forfeiture" and is not currently taxed on his stock award (unless he elects otherwise) if the award provides that the shares will be forfeited if the participant terminates employment before a specified future date.

    However, the holder of Restricted Stock may elect, under Code Section 83(b), to be taxed immediately on the value of the shares of ACS Class A Common Stock awarded as of the date of grant. Such an election must be made within 30 days after the award of Restricted Stock and must be filed with the Internal Revenue Service. A holder of Restricted Stock who wishes to make such an election should consult with his own personal tax advisor. If such holder makes the Section 83(b) election and subsequently forfeits such holder's shares of ACS Class A Common Stock obtained pursuant to the Restricted Stock award, no deduction is permitted with respect to the forfeiture.

    The holder of Restricted Stock's tax basis in shares of ACS Class A Common Stock acquired through a Restricted Stock award equals the amount of compensation income recognized upon vesting (or upon grant, in the case of a Section 83(b) election). Generally, if such holder subsequently sells such shares of ACS Class A Common Stock, any gain or loss will be treated as capital gain or loss, as the case may be.

    The grant of Deferred Stock should not be currently taxable to its holder until the shares of ACS Class A Common Stock to be issued pursuant to such grant are actually received. Receipt of such stock will result in ordinary income to the holder equal to the fair market value of the shares at the time of receipt. FICA tax may be due on the deferred shares credited to the holder's account.

    The grant of a Dividend Equivalent should not be currently taxable to its holder until a payment in cash or other property is actually received by the holder. Until cash or other property is actually received, a grant of a Dividend Equivalent is merely an unsecured and unfunded promise. Upon receipt of the cash or other property, the holder of a Dividend Equivalent will recognize ordinary income equal to the value of the cash or other property received.

    The ACS Board has adopted the 1997 Plan and is submitting it to stockholders for approval in order to comply with the provisions of Sections 162(m) and 422 of the Code. Section 162(m) limits the tax deduction available to a company with respect to compensation paid to certain of its executive officers unless, among other conditions, the compensation is "performance-based" and is paid pursuant to a plan approved by stockholders.

    ADDITIONAL TAX CONSEQUENCES ON CHANGE OF CONTROL

    If the right of a participant under the 1997 Plan to exercise certain grants or with respect to vesting in any benefit under the 1997 Plan is accelerated due to a Change of Control (as defined in the 1997 Plan), a portion of the participant's benefit may be subject to a 20% "golden parachute" excise tax in addition to income tax, and such portion may become nondeductible to the Company. The portion of the benefit (if any) that is subject to the excise tax depends on numerous factors, including (i) the participant's income for a prior base period; (ii) the total amount of "parachute payments" under the 1997 Plan and any other plan, agreement or arrangement; and (iii) the time the benefit would have otherwise vested or become exercisable absent a Change of Control.

    The Plan gives the Administrator broad discretion to structure grants. The structure of a particular grant could affect the tax consequences of the grant and, accordingly, the tax consequences explained above may be different.

              THE ACS BOARD RECOMMENDS THAT ACS STOCKHOLDERS VOTE
             FOR THE ADOPTION OF THE ACS 1997 STOCK INCENTIVE PLAN.

RECORD DATE AND VOTING

    Only holders of record of ACS Class A Common Stock and ACS Class B Common Stock on the ACS Record Date are entitled to notice of, and to vote at, the ACS Annual Meeting. There were issued and outstanding 29,901,859 shares of ACS Class A Common Stock and 6,405,686 shares of ACS Class B Common Stock on the ACS Record Date. Each holder of ACS Class A Common Stock will be entitled to one vote, in person or by proxy, for each share of ACS Class A Common Stock standing in his or her name on the books of ACS on the ACS Record Date on any matter submitted to a vote of the ACS stockholders. A holder of shares of the Company's ACS Class B Common Stock will be entitled to 10 votes, in person or by proxy, for each share of ACS Class B Common Stock standing in his or her name on the ACS Record Date on any matter submitted to a vote of the ACS stockholders The presence, in person or by proxy, of holders of record of a majority of the shares entitled to vote constitutes a quorum for action at the ACS Annual Meeting. Abstentions and broker nonvotes are counted for purposes of determining the presence or absence of a quorum for transaction of business. Abstentions are counted in tabulations of the votes cast on proposals presented to stockholders to determine total number of votes cast. Abstentions are not counted as votes for or against any such proposal. Broker nonvotes are not counted as votes cast for purposes of determining whether a proposal has been approved.

VOTE REQUIRED

    The affirmative vote of the holders of shares of ACS Class A Common Stock and ACS Class B Common Stock, voting together as a class, having a plurality of the voting power of the Company, in person or by proxy, is required to elect directors. The affirmative vote of the holders of shares of ACS Class A Common Stock and ACS Class B Common Stock, voting together as a class, having a majority of the voting power of the total issued and outstanding common stock of ACS (regardless of the number of shares actually voting at the ACS Annual Meeting), in person or by proxy, is required to approve the Stock

Issuance, to approve the proposed amendments to the ACS Charter, and to approve the proposed amendments to the ACS Bylaws. The affirmative vote of the holders of shares of the ACS Class A Common Stock and ACS Class B Common Stock, voting together as a class, having a majority of the voting power of the shares actually voted at the ACS Annual Meeting, either in person or by proxy, is required to approve the 1997 Plan.

    In connection with the execution of the Merger Agreement, the directors and certain executive officers of ACS agreed not to sell their shares of ACS Class A Common Stock and ACS Class B Common Stock, as the case may be, prior to the date of the ACS Annual Meeting and to vote the shares of ACS Class A Common Stock and ACS Class B Common Stock owned by them at the ACS Annual Meeting in favor of the Merger. As of the ACS Record Date, the directors and executive officers who agreed to vote their shares in favor of the Merger owned 130,718 shares of ACS Class A Common Stock and controlled 6,405,686 shares of ACS Class B Common Stock (or 68% of the voting shares).

PROXY SOLICITATION, REVOCATION, AND EXPENSES

    All proxies that are properly completed, signed, and returned prior to the ACS Annual Meeting will be voted as indicated on the proxy. If the enclosed proxy is signed and returned, it may, nevertheless, be revoked at any time prior to the voting thereof at the pleasure of the stockholder signing it, either by
(i) filing a written notice of revocation received by the person or persons named therein, (ii) the stockholder attending the ACS Annual Meeting and voting the shares covered thereby in person, or (iii) delivering another duly executed proxy statement dated subsequent to the date thereof to the addressee named in the enclosed proxy.

    Shares represented by duly executed proxies in the accompanying form will be voted in accordance with the instructions indicated on such proxies, and, if no such instructions are indicated thereon, will be voted "FOR" each of the proposals considered and of each of the nominees for director named herein.

    The expense of preparing, printing, and mailing this Joint Proxy Statement/Prospectus and the material used in this solicitation of proxies from ACS stockholders will be borne equally by ACS and CDSI. It is contemplated that ACS proxies will be solicited through the mail, but officers, directors, and employees of ACS may solicit proxies personally for the ACS Annual Meeting. ACS and CDSI will reimburse banks, brokerage houses, and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding these proxy materials to the principals. ACS and CDSI may pay for and utilize the services of individuals or companies not regularly employed by ACS and CDSI in connection with the solicitation of proxies for the ACS Annual Meeting if the ACS Board or CDSI Board determines that this is advisable.

DISSENTERS' APPRAISAL RIGHTS

    Holders of ACS Class A Common Stock will not have any dissenters' appraisal rights in connection with, or as a result of, the matters to be acted upon at the ACS Annual Meeting. See "The Proposed Merger and Related
Transaction--Dissenters' Appraisal Rights."

                    THE CDSI SPECIAL MEETING OF STOCKHOLDERS

PLACE, DATE, AND TIME

    The CDSI Special Meeting will be held at 10:00 a.m., local time, on Tuesday, December 16, 1997, at CDSI's headquarters located at One Curie Court, Rockville, Maryland 20850.

MATTERS TO BE CONSIDERED

    The purpose of the CDSI Special Meeting is to consider and vote upon a proposal by the CDSI Board to approve the Merger on the terms and conditions set forth in the Merger Agreement and such other matters as may properly come before the CDSI Special Meeting. The Merger will be accomplished in accordance with the Merger Agreement by a statutory merger of Merger Sub with and into CDSI, pursuant to which each outstanding share of CDSI Common Stock will be converted into 1.759 shares of ACS Class A Common Stock. As a result, CDSI will become a wholly-owned subsidiary of ACS and holders of CDSI Common Stock will become stockholders of ACS. See "The Proposed Merger and Related Transactions;" and Appendix A--Agreement and Plan of Merger. Under the MGCL and the CDSI Bylaws, no substantive business other than that referred to in the accompanying Notice of Special Meeting of Stockholders may be transacted at the CDSI Special Meeting.

    THE CDSI BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT CDSI STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER.

RECORD DATE AND VOTING

    The CDSI Board has fixed the close of business on October 22, 1997, the CDSI Record Date, as the record date for the determination of stockholders entitled to notice of and to vote at the CDSI Special Meeting. On the CDSI Record Date there were 6,286,799 shares of CDSI Common Stock outstanding held by approximately 610 stockholders of record.

    The presence in person or by proxy of holders of CDSI Common Stock entitled to cast a majority of all the votes entitled to be cast at the CDSI Special Meeting will constitute a quorum for the transaction of business. In the event that a quorum is not present at the CDSI Special Meeting or that the shares of CDSI Common Stock voting for the proposal to approve the Merger are not sufficient to approve the Merger, it is anticipated that the CDSI Special Meeting will be adjourned to solicit additional proxies, unless the shares of CDSI Common Stock voted against the proposal to approve the Merger are sufficient to defeat the proposal. In the event the CDSI Special Meeting is adjourned to solicit additional proxies, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the CDSI Special Meeting, except for proxies that have effectively been revoked or withdrawn.

VOTE REQUIRED

    The affirmative vote of at least two-thirds of all the votes entitled to be cast by holders of CDSI Common Stock is required to approve the Merger.

    In connection with the execution of the Merger Agreement, the directors and certain executive officers of CDSI agreed not to sell their shares of CDSI Common Stock prior to the date of the CDSI Special Meeting and to vote the shares of CDSI Common Stock owned by them at the CDSI Special Meeting in favor of the Merger. As of the CDSI Record Date, the directors and executive officers who had agreed to vote their shares in favor of the Merger owned 469,532 shares of CDSI Common Stock (or 7.47% of the outstanding shares).

PROXY SOLICITATION, REVOCATION, AND EXPENSES

    Stockholders of record of CDSI Common Stock may vote their shares of CDSI Common Stock in person or by proxy at the CDSI Special Meeting. All shares of CDSI Common Stock represented by properly executed proxies received prior to or at the CDSI Special Meeting and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed and returned proxy, the proxy will be voted "FOR" the Merger. A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum and the number of votes cast, will not be voted. Because the Merger requires the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of CDSI Common Stock, a proxy marked "ABSTAIN" will have the effect of a vote against the Merger. Under applicable exchange rules, brokers and nominees are precluded from exercising discretionary voting on the Merger and, as a result, absent specific instructions from the beneficial owner of shares held in "street" name are not permitted to vote such shares on the Merger (a "BROKER NON-VOTE"). As a result, a broker non-vote will have the same effect as a vote against the Merger. Shares represented by broker non-votes, however, will be counted for purposes of determining whether there is a quorum at the CDSI Special Meeting.

    The expense of preparing, printing, and mailing this Joint Proxy Statement/Prospectus and the material used in this solicitation of proxies from CDSI stockholders will be borne equally by ACS and CDSI. It is contemplated that CDSI proxies will be solicited through the mail, but officers, directors, and employees of CDSI may solicit proxies personally for the CDSI Special Meeting. CDSI will reimburse banks, brokerage houses, and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding these proxy materials to the principals. CDSI has engaged D.F. King in connection with the solicitation of proxies for the CDSI Special Meeting at a cost of approximately $10,000 plus expenses, which cost will be borne by CDSI.

DISSENTERS' APPRAISAL RIGHTS

    Holders of shares of CDSI Common Stock will not have any dissenters' appraisal rights in connection with, or as a result of, the Merger. See "The Proposed Merger and Related Transactions--Dissenters' Appraisal Rights."

                  THE PROPOSED MERGER AND RELATED TRANSACTIONS

    This section of the Joint Proxy Statement/Prospectus contains information furnished by the ACS Board and by the CDSI Board in connection with the ACS Annual Meeting and the CDSI Special Meeting for the purpose of obtaining stockholder approval of the Merger and Stock Issuance.

    A copy of the Merger Agreement is attached as Appendix A and incorporated herein by reference. The Merger Agreement contains certain representations and covenants of ACS, Merger Sub, and CDSI, certain conditions to the consummation of the Merger, and other terms and provisions respecting the Merger and related transactions. Capitalized terms which are used but not defined in this section shall have the meaning assigned to such terms in the Merger Agreement.

    SUMMARIES OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT SET FORTH HEREIN DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PROVISIONS OF THE MERGER AGREEMENT. ALL ACS AND CDSI STOCKHOLDERS ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY.

DESCRIPTION OF THE MERGER

    The Merger Agreement provides that, at the Effective Time, Merger Sub will merge with and into CDSI, and CDSI will become a wholly owned subsidiary of ACS. Each outstanding share of CDSI Common Stock will be converted into the right to receive 1.759 shares of ACS Class A Common Stock.

Based on the number of CDSI shares and stock options outstanding on the CDSI Record Date (as defined herein) and on the assumption that all such stock options are exercised immediately before the Effective Time, ACS would issue approximately 12,250,000 (including shares issuable upon exercise of CDSI options) shares of ACS Class A Common Stock pursuant to the Merger, and holders of CDSI Common Stock would own approximately 29% of the ACS Class A Common Stock immediately outstanding after consummation of the Merger.

BACKGROUND OF MERGER

    In January 1996, ACS and CDSI discussed the possibility of a merger. These discussions terminated in February 1996 as the two parties could not reach an agreement on valuation. No further discussions occurred until June 1997, when Henry G. Hortenstine, Executive Vice President of ACS, met Peter A. Bracken, Chief Executive Officer and President of CDSI, at an industry convention. At this impromptu meeting, Messrs. Hortenstine and Bracken discussed ACS's and CDSI's respective business outlooks and prospects. Mr. Hortenstine suggested to Mr. Bracken that ACS and CDSI explore the possibility of engaging in some form of strategic alliance or of entering into a business combination. Mr. Bracken, who was interested in expanding CDSI's opportunities in the commercial market, agreed to explore these possibilities.

    During July 1997, ACS executives had numerous internal conversations concerning the potential benefits and drawbacks of a merger between ACS and CDSI. On July 20, 1997, Darwin Deason, Chairman and Chief Executive Officer of ACS, telephoned Clifford M. Kendall, Chairman of the Board of CDSI, to inquire if Mr. Kendall would entertain conversations about a potential business combination between ACS and CDSI. No specific terms were discussed during this call, but Mr. Kendall agreed to provide ACS with CDSI's 5-year financial forecast upon ACS's execution of a Non-Disclosure Agreement. Deason executed the Non-Disclosure Agreement on behalf of ACS on July 20, 1997. On July 21, 1997, CDSI provided to ACS its 5-year financial forecast, which included income statements, balance sheets, and statements of cash flow.

    On August 8, 1997, Mr. Deason called Mr. Kendall to express ACS's interest in further exploring the potential benefits of a business combination, and they agreed to meet with other representatives from their respective companies the following week.

    On August 14, 1997, representatives of ACS met with representatives of CDSI at Mr. Kendall's home. No discussions were held that evening regarding a business transaction. The following day, August 15, 1997, the same persons met at the law offices of Miles & Stockbridge, a Professional Corporation ("MILES & STOCKBRIDGE"), counsel to CDSI, to discuss ACS's and CDSI's businesses, to discuss a potential business combination between ACS and CDSI, and to review certain risks and opportunities of the CDSI financial forecasts previously supplied to ACS. Discussions were held concerning the relative merits of a transaction, potential cost savings of a transaction, business synergies, and existing management expertise. No definitive terms or conditions of a potential transaction were discussed at the meeting; however, the ACS representatives suggested that the terms of any transaction would include, among others things, the following: (1) stock for stock consideration; (2) a "pooling of interests" treatment of the transaction; (3) Messrs. Kendall and Bracken joining the ACS Board; and (4) CDSI operating as a subsidiary of ACS. Messrs. Kendall and Bracken suggested to the ACS representatives that 1.85 would be an appropriate exchange ratio.

    On August 27, 1997, representatives of ACS and CDSI met again on behalf of their respective companies at Miles & Stockbridge. At this meeting, the representatives for ACS proposed a transaction whereby ACS would offer 1.67 shares of ACS Class A Common Stock for each share of CDSI Common Stock issued and outstanding in a tax-free "pooling of interests" transaction. In addition, the ACS representatives presented to the CDSI representatives a summary of potential benefits of the proposed transaction, including the potential emergence of new markets, economies of scale, management depth, and cross-selling services. After the presentation, Mr. Kendall agreed to take the ACS proposal to the CDSI Board.

    On August 28, 1997, Mr. Kendall called Mr. Deason with a counter-proposal of
1.759 shares of ACS Class A Common Stock for each share of CDSI Common Stock issued and outstanding, and Mr. Deason presented the counterproposal to the senior managers of ACS and the ACS Board. On August 29, 1997, Mr. Deason called Mr. Kendall and agreed to the 1.759 exchange ratio, subject to ACS due diligence and approval of the ACS Board.

    On September 3, 1997, representatives of ACS began a due diligence investigation of CDSI at the offices of Miles & Stockbridge. During the next few weeks, the parties negotiated and drafted the terms of a proposed Merger Agreement.

    On September 11, 1997, ACS engaged Smith Barney to provide to the ACS Board an opinion as to the fairness of the Exchange Ratio from a financial point of view to ACS, and CDSI engaged Legg Mason to render a fairness opinion to the stockholders of CDSI regarding the fairness of the consideration to be received in the proposed merger. On September 16, 1997, representatives of Smith Barney and Legg Mason, along with representatives of ACS and CDSI, met at CDSI's headquarters to conduct a business and financial due diligence review of ACS and CDSI.

    On September 19, 1997, the ACS Board held a special meeting to discuss the proposed transaction. At the meeting, ACS representatives reviewed the status of the proposed transaction and the results of ACS's due diligence review; representatives of Smith Barney reviewed with the ACS Board the financial analyses performed by Smith Barney in connection with the proposed transaction (see "The Proposed Merger and Related Transactions--Opinion of Smith Barney Inc."); and the proposed terms of the Merger Agreement were reviewed. At the conclusion of the meeting, the ACS Board unanimously approved the Merger Agreement.

    On September 17, 1997, the CDSI Board received drafts of the proposed Merger Agreement. On September 19, 1997, the CDSI Board held a special meeting to discuss the proposed transaction. The meeting was suspended and then reconvened on September 20, 1997. During the course of the meeting the Board reviewed the status of the proposed transaction and results of CDSI's due diligence review; representatives of Legg Mason presented an analysis of the financial terms of the proposed transaction; and the proposed terms of the Merger Agreement were reviewed. At the conclusion of the meeting the CDSI Board unanimously determined that the Merger was in the best interests of CDSI and its stockholders and approved the Merger Agreement. The CDSI Board unanimously recommended that the stockholders of CDSI vote in favor of the Merger.

ACS'S REASONS FOR THE MERGER

    On September 19, 1997, the ACS Board met to consider the advisability of the proposed Merger and the terms of the proposed Merger Agreement. The ACS Board concluded that the Merger was advisable and in the best interests of ACS and its stockholders because the ACS Board believes that the Merger will further ACS's long-term strategic objectives, which include expanding and strengthening business lines. The ACS Board's conclusions are based on (i) the potential for expanding service offerings to new and existing customers, (ii) CDSI's well known capabilities in its market place, (iii) the judgment, advice, and analyses of its management; (iv) the financial presentation and opinion of Smith Barney as to the fairness of the Exchange Ratio from a financial point of view to ACS (see "The Proposed Merger and Related Transactions--Opinion of Smith Barney Inc."); (v) the financial condition, results of operations, and cash flows of ACS and CDSI, both on an historical and a prospective basis; (vi) the synergies, cost reductions, and operating efficiencies that should become available to the combined enterprise as a result of the Merger; (vii) the strategic benefits of the Merger; (viii) the express terms and conditions of the Merger Agreement, which were viewed as providing an equitable basis of the Merger from the standpoint of ACS; (ix) historical market prices and trading information with respect to ACS Class A Common Stock and CDSI Common Stock; (x) the tax effects of the Merger on ACS; (xi) the significant enhancement of the market position of the combined enterprise; and (xii) the ability to consummate the Merger as a "pooling of interests" under generally accepted accounting principles.

    In connection with Smith Barney's role as financial advisor to ACS, Smith Barney was provided with certain scenarios of financial projections with respect to ACS and CDSI which were prepared by the management of the two companies. The financial projections utilized in Smith Barney's analyses reflected, among other things, (i) fiscal 1998 revenues for CDSI of approximately $433.6 million and
(ii) fiscal 1998 net income for CDSI of approximately $14.5 million. ACS further provided Smith Barney with financial projections of each of revenues and net income through fiscal 2002 based on various assumptions. With respect to the projections of revenues, ACS assumed a growth rate that was generally consistent with recent historical growth rates of CDSI. With respect to projections of net income, ACS considered (i) the financial impact of the ASEC acquisition and adjusted existing margins to reflect such acquisition, (ii) the anticipated changes in revenue mix for CDSI, (iii) slight increases in margins that reflect the potential for higher margins in CDSI's product offerings along with the achievement of certain economies of scale resulting from CDSI's anticipated growth, and (iv) the anticipated cost savings and synergies resulting from the combination, primarily related to the combining of certain data centers and overhead functions, which, when completed, are expected to have a pre-tax benefit of approximately $4.1 million. The financial projections also reflect that the earnings per share of the pro forma combined company for fiscal 1998 and for each fiscal year through 2002 would be higher than the earnings per share for ACS on a stand alone basis. The ACS and CDSI financial projections depend on future performance and numerous other factors, including those set forth under the heading "Risk Factors" and elsewhere in ACS's and CDSI's Exchange Act filings and in this Joint Proxy Statement/Prospectus. Achievement of these projections is also dependent on, among other things, the ability of CDSI to continue to achieve growth rates that are consistent with its recent historical growth and the ability of both ACS and CDSI to achieve the cost savings and other potential synergies anticipated to result from the Merger. ACS and CDSI disclaim any duty to update such projections and make no representations as to whether such projections will be achieved or otherwise. These financial projections were provided as a part of ongoing dialogues with Smith Barney for purposes of its analysis and were not prepared with a view toward public disclosure. As such, the projections are necessarily incomplete in that they do not include all of the underlying assumptions and qualifications on which they were based or any limitations on their predictive value which may have been communicated to Smith Barney or may otherwise have been understood by Smith Barney because of Smith Barney's familiarity with the companies in the industry. No assurance can be given as to future performance, and actual results may vary materially from these projections.

    The foregoing discussion of the information and factors considered and given weight by the ACS Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the ACS Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors and information considered in reaching its determination. Further, individual members of the ACS Board may have given different weights to different factors. In addition, there can be no assurance that any of the expectations set forth in the preceding paragraphs will be fulfilled or that any of the expected benefits of the Merger will be realized.

ACS BOARD RECOMMENDATION OF THE STOCK ISSUANCE

    For the reasons stated under "ACS's Reasons for the Merger," the ACS Board believes that the terms of the Merger Agreement and the Merger are fair to, and in the best interests of, ACS and the stockholders of ACS. All members of the ACS Board were present at the meeting held on September 19, 1997, and they unanimously approved the Stock Issuance, the Merger Agreement, and the Merger, and recommended that the holders of ACS Class A Common Stock and ACS Class B Common Stock vote "FOR" the approval of the Stock Issuance.

OPINION OF SMITH BARNEY INC.

    Smith Barney was retained by ACS to render an opinion as to the fairness, from a financial point of view, to ACS of the consideration to be paid by ACS in the Merger. On September 19, 1997, at a meeting of the ACS Board held to evaluate the proposed Merger, Smith Barney delivered an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated September 20, 1997, the date of execution of the Merger Agreement) to the ACS Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to ACS.

    In arriving at its opinion, Smith Barney reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of ACS and certain senior officers and other representatives and advisors of CDSI concerning the businesses, operations and prospects of ACS and CDSI. Smith Barney examined certain publicly available business and financial information relating to ACS and CDSI as well as certain financial forecasts and other information and data for ACS and CDSI which were provided to or otherwise discussed with Smith Barney by the respective managements of ACS and CDSI, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. Smith Barney reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of ACS Common Stock and CDSI Common Stock; the historical and projected earnings and other operating data of ACS and CDSI; and the capitalization and financial condition of ACS and CDSI. Smith Barney also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which Smith Barney considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Smith Barney considered relevant in evaluating those of ACS and CDSI. Smith Barney also evaluated the potential pro forma financial impact of the Merger on ACS. In addition to the foregoing, Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Smith Barney deemed appropriate in arriving at its opinion. Smith Barney noted that its opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Smith Barney as of the date of its opinion.

    In rendering its opinion, Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Smith Barney. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Smith Barney, the managements of ACS and CDSI advised Smith Barney that such forecasts and other information and data were reasonably prepared reflecting the best currently available estimates and judgments of the respective managements of ACS and CDSI as to the future financial performance of ACS and CDSI and the strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger. Smith Barney assumed, with the consent of the ACS Board, that the Merger will be treated as a "pooling of interests" in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. The opinion of Smith Barney, as set forth therein, relates to the relative values of ACS and CDSI. Smith Barney did not express any opinion as to what the value of the ACS Common Stock actually will be when issued to CDSI stockholders pursuant to the Merger or the price at which the ACS Common Stock will trade subsequent to the Merger. Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ACS or CDSI nor did Smith Barney make any physical inspection of the properties or assets of ACS or CDSI. Smith Barney was not requested to consider, and Smith Barney's opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for ACS or the effect of any other transaction in which ACS might engage. Smith Barney was not requested to, and did not, participate in the negotiation or structuring of the proposed Merger. Although Smith Barney evaluated the Exchange Ratio from a financial point of view, Smith Barney was not asked to and did not recommend the specific consideration payable in the Merger, which was determined through negotiation between ACS and CDSI. No other limitations were imposed by ACS on Smith Barney with respect to the investigations made or procedures followed by Smith Barney in rendering its opinion.

    THE FULL TEXT OF THE WRITTEN OPINION OF SMITH BARNEY DATED SEPTEMBER 20, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX B AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. THE OPINION OF SMITH BARNEY IS DIRECTED TO THE ACS BOARD AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO ACS, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE ACS ANNUAL MEETING. THE SUMMARY OF THE OPINION OF SMITH BARNEY SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    In preparing its opinion, Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Smith Barney's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Smith Barney made numerous assumptions with respect to ACS, CDSI, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ACS and CDSI. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Smith Barney's opinion and analyses were only one of many factors considered by the ACS Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Board of Directors or management of ACS with respect to the Exchange Ratio or the proposed Merger.

    SELECTED COMPANY ANALYSIS. Using publicly available information, Smith Barney analyzed, among other things, the market values and trading multiples of CDSI and six selected publicly traded companies in the government/information technology services industry: Analysis & Technology, Inc.; BDM International, Inc.; CACI International Inc.; Computer Sciences Corporation; Nichols Research Corporation; and Tracor, Inc. (the "GOVERNMENT IT COMPANIES"). Smith Barney compared market values as a multiple of, among other things, latest 12 months and estimated calendar 1998 net income, and adjusted market values (market value of common equity, plus net debt and book value of preferred stock) as multiples of, among other things, latest 12 months and estimated calendar 1998 revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT"). EBITDA (which is not a measure of financial performance under generally accepted accounting principles ("GAAP")) is used by investment banking firms as one measure of a company's financial performance. EBITDA should not be construed as an alternative to operating income (as determined in accordance with GAAP), as an indicator of a company's performance or cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity. All multiples were based on closing stock prices as of September 17, 1997. Net income estimates for CDSI and the Government IT Companies were based on estimates of selected investment banking firms. The range of multiples for the Government IT Companies of latest 12 months and estimated calendar 1998 net income, revenues, EBITDA and EBIT were as follows: (i) latest 12 months and estimated calendar 1998 net income: 17.8x to 29.3x (with a mean of 22.5x and a median of 21.8x) and 15.3x to 19.8x (with a mean of 17.8x and a median of 18.3x), respectively; (ii) latest 12 months and estimated calendar 1998 revenue: 0.43x to 1.09x (with a mean of 0.80x and a median of 0.82x) and 0.61x to 0.81x (with a mean of 0.74x and a median of 0.79x), respectively; (iii) latest 12 months and estimated calendar 1998 EBITDA:
6.2x to 12.5x (with a mean of 8.8x and a median of 8.4x) and 6.0x to 7.4x (with a mean of 6.8x and a median of 7.0x), respectively; and (iv) latest 12 months and estimated calendar 1998 EBIT: 9.0x to 16.5x (with a mean of 12.5x and a median of 11.8x) and 9.2x to 11.2x (with a mean of 9.9x and a median of 9.4x), respectively. Multiples of latest 12 months and estimated calendar 1998 net income and latest 12 months revenue, EBITDA and EBIT for CDSI were 21.5x, 16.5x, 0.76x, 10.1x and 12.2x, respectively. Based on the closing stock price of ACS Class A Common Stock on September 18, 1997, the Exchange Ratio equated to implied multiples of latest 12 months and estimated calendar 1998 net income, revenue, EBITDA and EBIT for CDSI of 29.2x, 18.9x, 1.03x, 0.81x, 13.4x, 8.9x, 18.0x, and 10.9x, respectively.

    Using publicly available information, Smith Barney also analyzed, among other things, the market values and trading multiples of ACS and six selected publicly traded companies in the commercial/ information technology industry:
American Management Systems; Analysts International Corporation; Computer Sciences Corporation; Electronic Data Systems Corp.; Fiserv Inc.; and SunGard Data Systems Inc. (the "COMMERCIAL IT COMPANIES" and, together with the Government IT Companies, the "SELECTED COMPANIES"). Smith Barney compared market values as a multiple of, among other things, latest 12 months and estimated calendar 1998 net income, and adjusted market values (market value of common equity, plus net debt and book value of preferred stock) as multiples of, among other things, latest 12 months and estimated calendar 1998 revenues, EBITDA and EBIT. All multiples were based on closing stock prices as of September 17, 1997. Net income estimates for the Commercial IT Companies were based on estimates of selected investment banking firms. The range of multiples for the Commercial IT Companies of latest 12 months and estimated calendar 1998 net income, revenues, EBITDA and EBIT were as follows: (i) latest 12 months and estimated calendar 1998 net income: 19.4x to 40.0x (with a mean of 30.5x and a median of 29.5x) and 15.9x to 25.8x (with a mean of 20.9x and a median of 20.6x), respectively; (ii) latest 12 months and estimated calendar 1998 revenue: 1.02x to 3.38x (with a mean of 1.89x and a median of 1.39x) and 0.78x to 2.56x (with a mean of 1.54x and a median of 1.18x), respectively; (iii) latest 12 months and estimated calendar 1998 EBITDA: 7.2x to 22.1x (with a mean of 12.3x and a median of 10.4x) and 6.0x to 10.1x (with a mean of 7.3x and a median of 6.2x), respectively; and
(iv) latest 12 months and estimated calendar 1998 EBIT: 12.8x to 24.1x (with a mean of 18.4x and a median of 17.5x) and 9.0x to 14.4x (with a mean of 11.7x and a median of 11.2x), respectively. Multiples of latest 12 months and estimated calendar 1998 net income and latest 12 months revenue, EBITDA and EBIT for ACS were 29.2x, 20.3x, 1.91x, 11.9x and 17.1x, respectively.

    SELECTED MERGER AND ACQUISITION TRANSACTIONS ANALYSIS. Using publicly available information, Smith Barney analyzed the purchase price and implied transaction value multiples paid in selected transactions in the government/information technology services industry, consisting of (acquiror/target): Northrop Grumman Corp./Logicon, Inc.; CDSI/Analytical Systems Engineering Corporation; BDM International, Inc./ Largotim Holdings Ltd.; Tracor, Inc./Cordant, Inc.; Wang Laboratories Inc./I-Net, Inc.; Titan Corp./ Eldyne; Unidyne and Diversified Controls; and Computer Sciences Corp./ARC Professional Services Group (Sequa Corp.) (collectively, the "SELECTED TRANSACTIONS"). Smith Barney compared purchase prices in the Selected Transactions as multiples of latest 12 months net income and transaction values as multiples of latest 12 months revenue, EBITDA and EBIT. All multiples for the Selected Transactions were based on information available at the time of announcement of the transaction. The range of multiples for the Selected Transactions of latest 12 months net income, revenue, EBITDA and EBIT were 23.0x to 24.6x (with a mean of 23.8x and a median of 23.9x), 0.40x to 1.19x (with a mean of 0.71x and median of 0.70x), 9.3x to 10.5x (with a mean and median of 9.9x) and 6.0x to 18.0x (with a mean of 12.1x and a median of 12.2x), respectively. Based on the closing stock price of ACS Class A Common Stock on September 18, 1997, the Exchange Ratio equated to implied multiples of latest 12 months and estimated calendar 1998 net income, revenue, EBITDA and EBIT for CDSI of 29.2x, 18.9x, 1.03x, 0.81x, 13.4x, 8.9x, 18.0x, and 10.9x, respectively.

    No company, transaction or business used in the "Selected Company Analysis" or "Selected Merger and Acquisition Transactions Analysis" as a comparison is identical to ACS, CDSI or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies, Selected Transactions or the business segment, company or transaction to which they are being compared.

    DISCOUNTED CASH FLOW ANALYSIS. Smith Barney performed a discounted cash flow analysis of the projected free cash flow of CDSI for fiscal years 1998 through 2002, based on internal estimates of the management of CDSI as adjusted by the management of ACS. The stand-alone discounted cash flow analysis of CDSI was determined by (i) adding (x) the present value of projected free cash flows over the five-year period from 1998 to 2002 and (y) the present value of the estimated terminal value of CDSI in year 2002 and (ii) subtracting the value of any current net debt, preferred stock and minority interests of CDSI. The range of estimated terminal values for CDSI at the end of the five-year period was calculated by applying terminal value multiples ranging from 7.0x to 9.0x to the projected 2003 EBITDA of CDSI, representing the estimated value of CDSI beyond the year 2002. The cash flows and terminal values of CDSI were discounted to present value using discount rates ranging from 13% to 15%. Utilizing such terminal multiples and discount rates, this analysis resulted in an equity reference range for CDSI of approximately $47.01 to $64.66 per share, as compared to the equity value implied by the Exchange Ratio of approximately $51.34 per share based on a closing stock price of ACS Class A Common Stock on September 18, 1997.

    PRO FORMA MERGER ANALYSIS. Smith Barney analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on the projected earnings per share ("EPS") of ACS for the fiscal years ended 1998 through 2002, based on internal estimates of the management of ACS. The results of the pro forma merger analysis suggested that the Merger could be accretive to the EPS of ACS in each of the fiscal years analyzed, assuming approximately $2.0 million of cost savings and other potential synergies anticipated by the management of ACS to result from the Merger in fiscal year ended 1998 were achieved and approximately $4.1 million of such pre-tax cost savings and other potential synergies in each of the fiscal years ended 1999 through 2002 were achieved. The actual results achieved by the combined company may vary from projected results and the variations may be material.

    CONTRIBUTION ANALYSIS. Smith Barney analyzed the respective contributions of ACS and CDSI to the estimated revenue, EBITDA, EBIT and net income of the combined company for the latest 12 months and fiscal years 1998 and 1999, based on internal estimates of the management of ACS and internal estimates of the management of CDSI as adjusted by the management of ACS, after giving effect to approximately $2.0 million of pre-tax cost savings and other potential synergies in fiscal year 1998 and approximately $4.1 million of pre-tax cost savings and other potential synergies in fiscal year 1999 anticipated by the management of ACS to result from the Merger. This analysis indicated that (i) for the latest 12 months, ACS would have contributed approximately 62.9% of revenues, 78.4% of EBITDA, 77.1% of EBIT and 77.0% of net income, and CDSI would have contributed approximately 37.1% of revenues, 21.6% of EBITDA, 22.9% of EBIT and 23.0% of net income, of the combined company, (ii) in fiscal year 1998, ACS would contribute approximately 63.3% of revenues, 77.6% of EBITDA, 75.3% of EBIT and 76.3% of net income, and CDSI would contribute approximately 36.7% of revenues, 22.4% of EBITDA, 24.7% of EBIT and 23.7% of net income, of the combined company, and
(iii) in fiscal year 1999, ACS would contribute approximately 64.0% of revenue, 76.7% of EBITDA, 72.7% of EBIT and 73.0% of net income, and CDSI would contribute approximately 36.0% of revenues, 23.3% of EBITDA, 27.3% of EBIT and 27.0% of net income, of the combined company. Based on the Exchange Ratio, current stockholders of ACS and CDSI would own approximately 76.1% and 23.9%, respectively, of the equity value of the combined company upon consummation of the Merger, and ACS and CDSI would constitute approximately 75.1% and 24.9%, respectively, of the enterprise value of the combined company.

    OTHER FACTORS AND COMPARATIVE ANALYSES. In rendering its opinion, Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of (i) historical projected financial results of ACS and CDSI; (ii) the history of trading prices and volume for ACS Class A Common Stock and CDSI Common Stock and the relationship between movements of such common stock and movements in the common stock of Selected Companies; (iii) the historical ratio of the daily closing prices of ACS Class A Common Stock and CDSI Common Stock over the six-month and 12-month periods ended September 16, 1997; and (iv) selected published analysts' reports on CDSI, including analysts' estimates as to the earnings growth potential of CDSI.

    Pursuant to the terms of Smith Barney's engagement, ACS has agreed to pay Smith Barney an opinion fee of $500,000, which fee was payable upon delivery of Smith Barney's opinion. ACS has also agreed to reimburse Smith Barney for travel and other out-of-pocket expenses incurred by Smith Barney in performing its services, including the reasonable fees and expenses of its legal counsel, and to indemnify Smith Barney and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement.

    Smith Barney has advised ACS that, in the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of ACS and CDSI for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with ACS and CDSI.

    Smith Barney is an internationally recognized banking firm and was selected by ACS based on its experience and expertise. Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

CDSI'S REASONS FOR THE MERGER

    On September 19, 1997, the CDSI Board held a special meeting to discuss the proposed transaction. The meeting was suspended and then reconvened on September 20, 1997. At the conclusion of the meeting the CDSI Board unanimously determined that the Merger was in the best interests of CDSI and its stockholders and approved the Merger Agreement. The CDSI Board unanimously recommended that the stockholders of CDSI vote in favor of the Merger.

    The CDSI Board believes that the Merger represents a unique opportunity to combine the talents of a leading provider of information technology services to the commercial marketplace with the long-standing reputation for quality information technology and systems integration services that CDSI enjoys in the government sector. The CDSI Board believes that the Merger will bring together the CDSI management team's depth and experience in large outsourcing transactions to ACS's first-rate data processing outsourcing business and will allow the combined company to better compete for large commercial outsourcing business. By combining ACS and CDSI through the Merger rather than CDSI expanding its own outsourcing capacity through internal capital expenditures or smaller acquisition transactions, CDSI can significantly accelerate the timetable for growth that the management of CDSI was pursuing on its own prior to the announcement that CDSI and ACS had entered into the Merger Agreement. In addition, the CDSI Board believes that the existing data processing outsourcing capacity of ACS and the lower cost structure that ACS enjoys will provide the combined company with a competitive advantage in bidding for many commercial outsourcing transactions when that capacity and cost structure are combined with the existing CDSI management. Rather than pursuing a strategy of expanding gradually from CDSI's traditional government market to the commercial markets, the Merger will result in the combination of two existing strong competitors in the commercial and government sectors.

    In reaching its determination to recommend the Merger to CDSI's stockholders, the CDSI Board considered, among other things, the following factors and information:

        1. the judgment, advice and analyses of its management with respect to the strategic rationale behind the Merger and the financial and operational benefits and challenges of the Merger, based in part on the business, financial, accounting and legal due diligence performed with respect to ACS;

        2. information concerning the financial condition, results of operations, business, operations, assets and prospects of, and the stock price performance of, each of CDSI and ACS;

        3. the operational opportunities and challenges of operating as a subsidiary of ACS and the management challenges associated with successfully combining the cultures and management approaches taken by the two companies as well as the many companies that have been acquired by ACS over the last several years;

        4. the strategic and competitive benefits of combining the two companies in the respective markets that CDSI and ACS serve and the competitive disadvantage associated with smaller competitors in a data processing outsourcing environment that is highly cost conscious and competitive;

        5.  current industry, economic and market conditions;

        6.  the terms and conditions of the Merger Agreement;

        7. the advice of, and the financial analyses prepared by Legg Mason (see "The Proposed Merger and Related Transactions--Opinion of Financial Advisor to CDSI" and Appendix C);

        8. financial information indicating that the Exchange Ratio represented $51 2/3 in the form of ACS Class A Common Stock for each share of CDSI Common stock based on the last reported sale price of ACS Class A Common Stock on September 19, 1997, the last trading day prior to the execution of the Merger Agreement;

        9. historical market prices and trading information with respect to CDSI and ACS;

        10. the advice of CDSI's independent accountants concerning the ability of CDSI and ACS to account for the Merger as a "pooling of interests" for accounting purposes;

        11. the advice of counsel that the Merger should be treated as a tax-free reorganization for federal income tax purposes; and

        12. the ability to obtain the required regulatory approvals for the Merger.

    In connection with Legg Mason's role as financial advisor to CDSI, Legg Mason was provided with certain projected financial data for fiscal years 1998 through 2002 for CDSI and the projected ACS budget for fiscal year 1998. This data was not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. Neither CDSI nor ACS, or any of their respective financial advisors, assumes any responsibility for the validity, reasonableness, accuracy or completeness of this projected data. This projected data is based upon a variety of assumptions relating to the businesses of CDSI and ACS that may not be realized and is subject to significant uncertainties and contingencies, many of which are beyond the control of CDSI and ACS. This projected data is inherently imprecise and, therefore, there can be no assurance that the projected financial results or any valuation assumed therein will be realized. It is expected that there will be a difference between actual and estimated or projected results and actual results may vary materially from the projected results given to Legg Mason. The CDSI and ACS financial projections depend on future performance and numerous other factors, including those set forth under the heading "Risk Factors" and elsewhere in CDSI's and ACS's Exchange Act filings and in this Joint Proxy Statement/Prospectus. CDSI and ACS disclaim any duty to update or otherwise revise these projections and make no representations as to whether such projections will be achieved or otherwise.

    The projected financial data for CDSI that CDSI provided to Legg Mason assumed revenue growth and margins for fiscal years 1998 through 2002 that generally are consistent with recent historic growth rates and results, as adjusted for the recent acquisition of ASEC. The CDSI financial projections reflected combined CDSI and ASEC fiscal year 1998 revenues of approximately $433.6 million and EBITDA of approximately $36.5 million. The ACS fiscal year 1998 budget provided by CDSI to Legg Mason assumed fiscal year 1998 revenues and earnings consistent with consensus analyst estimates at that time.

    The foregoing discussion of the factors and information considered by the CDSI Board is not intended to be exhaustive. In view of the variety of factors and information considered by the CDSI Board in connection with its evaluation of the Merger, the CDSI Board did not find it practicable to assign and did not qualify or assign relative weights to the specific factors and information considered in reaching its conclusion that the Merger is in the best interests of CDSI and its stockholders and in its recommendation that the CDSI stockholders vote "FOR" the Merger. In addition, individual members of the CDSI Board may have given or assigned different weight to the factors and information listed above as well as any other factors and information considered in reaching their respective decisions.

CDSI BOARD RECOMMENDATION OF THE MERGER

    For the reasons stated under "CDSI's Reasons for the Merger," the CDSI Board believes that the Merger Agreement is fair to, and in the best interests of, CDSI and the holders of CDSI Common Stock. All members of the CDSI Board approved the Merger Agreement and recommended that the holders of CDSI Common Stock vote "FOR" approval of the Merger. In considering the recommendation of the CDSI Board, holders of CDSI Common Stock should be aware that certain officers and directors of CDSI have direct and indirect interests in the consummation of the Merger, apart from their interests as stockholders of CDSI, which are not identical to those of unaffiliated stockholders of CDSI. See "The Proposed Merger and Related Transactions--Interests of Certain Persons in the Merger."

OPINION OF LEGG MASON WOOD WALKER, INCORPORATED

    Legg Mason has delivered its opinion to the Board of Directors on September 20, 1997, and issued a written opinion dated October 1, 1997, that, as of September 20, 1997, and subject to certain assumptions, factors and limitations set forth in such opinion as described below, the Merger consideration is fair to CDSI's stockholders.

    THE FULL TEXT OF THE WRITTEN OPINION OF LEGG MASON DATED OCTOBER 1, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY FOR INFORMATION WITH RESPECT TO THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE AND MATTERS CONSIDERED BY LEGG MASON IN RENDERING SUCH OPINION. LEGG MASON'S OPINION IS DIRECTED ONLY TO THE CONSIDERATION TO BE RECEIVED BY STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF LEGG MASON SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    In connection with its opinion, Legg Mason reviewed, among other things, (a) the Merger Agreement, (b) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of CDSI for the five fiscal years ended June 30, 1996; (c) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of ACS for the five fiscal years ended June 30, 1996; (d) draft copies of the Annual Reports on Form 10-K for CDSI and ACS for the fiscal year ended June 30, 1997;
(e) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of CDSI and ACS; and (f) certain other communications from CDSI and ACS to their respective stockholders. Legg Mason also had discussions with members of the senior management of CDSI and ACS regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, Legg Mason reviewed the reported price and trading activity for the shares of CDSI Common Stock and the shares of ACS Class A Common Stock, compared certain financial and stock market information for CDSI and ACS with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the information technology services industry specifically, and in other industries generally, and performed such other studies and analyses as Legg Mason considered appropriate.

    Legg Mason relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by them for purposes of their opinion. Legg Mason did not make an independent evaluation or appraisal of the assets and liabilities of CDSI or ACS or any of their subsidiaries and they were not furnished with any such evaluation or appraisal.

    The following is a summary of the financial analyses Legg Mason utilized in connection with providing its written opinion to the Board of Directors.

        (a) STOCK TRADING HISTORY. Legg Mason examined the history of the trading prices and volumes for the shares of CDSI Common Stock. This examination showed that during the four month period from May 23, 1997 to September 19, 1997, the trading price of CDSI Common Stock ranged from $24.50 per share to $36.25 per share. This range may be compared to the Merger Consideration. In addition, this examination showed that over the period from January 1, 1996 to May 23, 1997, the trading price of CDSI Common Stock ranged from $12.25 per share to $36.75 per share. Legg Mason also examined the history of the trading prices and volumes for the shares of ACS Class A Common Stock. This examination showed that during the four month period from May 23, 1997 to September 19, 1997, the trading price of ACS Class A Common Stock ranged from $25.125 per share to $29.375 per share. This range may be compared to the closing price of the ACS Class A Common Stock on September 19, 1997 of $29.375 per share, which was used as the price for the (prior to the date of this Joint Proxy Statement/Prospectus) exchange rate in the Merger Agreement. In addition, this examination showed that over the period from January 1, 1996 to May 23, 1997, the trading price of ACS Class A Common Stock ranged from $16.875 per share to $31.75 per share.

        (b) COMPARISON OF SELECTED PEER COMPANIES. Legg Mason compared selected historical stock market and balance sheet data and financial ratios for CDSI and ACS to the corresponding data and ratios of the following groups of selected information technology services companies and selected systems integration/outsourcing companies: (a) Information Technology Services Group: BDM International, CACI International, Computer Sciences Corp., Nichols Research Corp. and Tracor; and (b) Systems Integration/Outsourcing Group: Automatic Data Processing, The BISYS Group, Ceridian, Computer Sciences Corp., Equifax, Electronic Data Systems Corporation, First Data Corp., Fiserv and SunGard Data Systems. The multiples of CDSI and ACS were calculated using a price of $36.25 per share for CDSI Common Stock and a price of $29.375 per share of ACS Common Stock, the closing prices as of September 19, 1997. Such data and ratios included, among other things, levered market capitalization (current stock price multiplied by shares outstanding, plus debt, less cash and cash equivalents), levered market capitalization to latest twelve months ("LTM") sales, LTM earnings before interest, tax, depreciation and amortization ("EBITDA") and LTM earnings before interest and taxes ("EBIT"), as well as Fiscal Year 1998 (year ended June 30, 1998) and Fiscal Year 1999 (year ended June 30, 1999) estimated price-to-earnings ("P/E") ratios estimates provided by First Call Analysts' Research and FactSet Data Systems. EBITDA (which is not a measure of financial performance under GAAP is used by investment banking firms as one measure of a company's financial performance. EBITDA should not be construed as an alternative to operating income (as determined in accordance with GAAP), as an indicator of a company's performance or cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity.

        INFORMATION TECHNOLOGY SERVICES GROUP. An analysis of levered market capitalization to LTM sales yielded a range of 0.73x to 1.11x with a mean and median of 0.86x and 0.80x, respectively, as compared to 0.87x for CDSI. An analysis of levered market capitalization to LTM EBITDA yielded a range of 7.7x to 15.4x with a mean and median of 10.6x and 9.3x, respectively, as compared to 11.6x for CDSI. An analysis of levered market capitalization to LTM EBIT yielded a range of 9.9x to 20.8x with a mean and median of 15.4x and 15.8x, respectively, as compared to 14.2x for CDSI. An analysis of fiscal 1998 estimated P/E ratios yielded a range of 17.2x to 23.3x with a mean and median of 20.1x and 21.0x, respectively, as compared to 19.5x for CDSI. An analysis of fiscal 1999 estimated P/E ratios yielded a range of 15.3x to 17.5x with a mean and median of 16.6x and 16.6x, respectively, as compared to 16.3x for CDSI.

        SYSTEMS INTEGRATION/OUTSOURCING GROUP. An analysis of levered market capitalization to LTM sales yielded a range of 1.11x to 3.84x with a mean and median of 2.62x and 2.97x, respectively, as compared to 1.86x for ACS. An analysis of levered market capitalization to LTM EBITDA yielded a range of 9.0x to 15.3x with a mean and median of 11.9x and 12.0x, respectively, as compared to 11.3x for ACS. An analysis of levered market capitalization to LTM EBIT yielded a range of 12.6x to 19.8 with a mean and median of 16.7x and 16.9x, respectively, as compared to 16.3x for ACS. An analysis of Fiscal Year 1998 estimated P/E ratios yielded a range of 14.8x to 30.0x with a mean and median of 21.8x and 23.0x, respectively, as compared to 23.5x for ACS. An analysis of Fiscal Year 1999 estimated

    P/E ratios yielded a range of 14.4x to 28.1x with a mean and median of 19.1x and 18.0x, respectively, as compared to 19.5x for ACS.

        (c) SELECTED TRANSACTIONS ANALYSIS. Legg Mason analyzed certain information relating to selected transactions in the information technology services industry (the "SELECTED TRANSACTIONS"). Such analysis indicated that for the Selected Transactions, (i) aggregate consideration as a multiple of LTM sales ranged from 0.52x to 1.31x with a median of 0.72x and a mean of 0.61x compared to 1.20x for the contemplated transaction, (ii) aggregate consideration as a multiple of current year EBIT ranged from 8.9x to 17.0x with a mean and median of 12.6x and 12.3x, respectively, as compared to 19.5x for the contemplated transaction (iii) aggregate consideration as a multiple of LTM net income ranged from 16.5x to 26.5x with a mean and median of 21.9x and 22.8x, respectively, as compared to 32.7x for the contemplated transaction.

        No company, transaction, or business used in the "Comparison of Selected Peer Companies" or "Selected Transaction Analysis" as a comparison is identical to CDSI, ACS or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical. Instead, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Peer Companies, Selected Transactions or the business segment, company or transaction to which they are being compared.

        (d) DISCOUNTED CASH FLOW ANALYSIS. Legg Mason performed a discounted cash flow analysis of CDSI. Legg Mason calculated a net present value of estimated free cash flows for the years 1998 through 2002 using discount rates ranging from 10% to 14%. Legg Mason calculated CDSI's terminal values in the year 2002 based on multiples ranging from 6.0x EBIT to 8.0x EBIT. These terminal values were then discounted to present value using discount rates from 10% to 14%. Using the foregoing terminal values and discounted cash flows for CDSI, the equity value per share ranged from $39.93 to $51.39 per share as compared to the equity value implied by the Exchange Ratio of approximately $51.67 per share based on a closing stock price of ACS Class A Common Stock on September 19, 1997.

        (e) PRO FORMA MERGER ANALYSIS. Legg Mason prepared pro forma analyses of the financial impact of the Merger. Legg Mason performed this analysis based on the Exchange Ratio of 1.759 shares of ACS Class A Common Stock for each share of CDSI Common Stock. Based on such analyses, the proposed Merger would be either non-dilutive or accretive to ACS's stockholders on a historical basis, and before giving effect to any synergies that may be achieved. The actual results achieved by the combined company may vary from projected results and such variations may be material.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to practical analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Legg Mason's opinion. In arriving at its fairness determination, Legg Mason considered the results of all such analyses. The analyses were prepared solely for purposes of Legg Mason providing its opinion to the Board of Directors as to the fairness of the Merger Consideration pursuant to the Merger Agreement to the holders of shares of CDSI Common Stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisers, none of CDSI, ACS, Legg Mason or any other person assumes responsibility if future results are materially different from those forecast.

    As described above, Legg Mason's opinion to the Board of Directors was one of the many factors taken into consideration by the Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Legg Mason and is qualified by reference to the written opinion of Legg Mason set forth in Appendix C hereto.

    Legg Mason, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. CDSI selected Legg Mason as its financial adviser because Legg Mason is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.

    Legg Mason provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of CDSI and/or ACS for its own account and for the account of customers.

    Pursuant to a letter agreement dated September 18, 1997 (the "ENGAGEMENT LETTER"), CDSI engaged Legg Mason to act as its financial adviser in connection with the possible merger of CDSI and ACS. Pursuant to the terms of the Engagement Letter, CDSI has agreed to pay Legg Mason upon delivery of a written fairness opinion a fee of $450,000. CDSI has agreed to reimburse Legg Mason for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Legg Mason against certain liabilities, including certain liabilities under federal securities law.

THE MERGER AGREEMENT

    EFFECTIVE TIME OF THE MERGER

    The Merger Agreement provides that the Merger will become effective at such time as the Articles of Merger are filed with the State Department of Assessments and Taxation of the State of Maryland. It is anticipated that if the Merger Agreement is approved at the ACS Annual Meeting and the CDSI Special Meeting and all other conditions to the Merger have been satisfied or waived, the Effective Time will occur within two business days after the date on which the last of the conditions to closing contained in the Merger Agreement is fulfilled or waived or at such other time as ACS and CDSI shall agree. See "The Proposed Merger and Related Transactions--The Merger Agreement."

    MANNER AND BASIS FOR CONVERTING SHARES

    At the Effective Time, each outstanding share of CDSI Common Stock will be converted into the right to receive 1.759 shares of ACS Class A Common Stock.

    Promptly after the Effective Time, ACS will mail or cause ChaseMellon Shareholder Services, LLC, which will act as transfer agent (the "TRANSFER AGENT"), to mail to each record holder of CDSI Common Stock immediately prior to the Effective Time, a letter of transmittal and other information advising such holder of the consummation of the Merger and instructions for use in effecting the surrender of CDSI Common Stock certificates in exchange for ACS Class A Common Stock certificates and cash in lieu of fractional shares. Letters of transmittal will also be available following the Effective Time at the offices of the Transfer Agent. At and after the Effective Time, there will be no further registration of transfers on the stock transfer books of CDSI of shares of CDSI Common Stock that were outstanding immediately prior to the Effective Time. SHARE CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE BY STOCKHOLDERS OF CDSI PRIOR TO APPROVAL OF THE MERGER AND THE RECEIPT OF A LETTER OF TRANSMITTAL.

    No fractional shares of ACS Class A Common Stock will be issued in the Merger. Each holder of CDSI Common Stock otherwise entitled to a fractional share will receive an amount in cash equal to the value of such fractional share based upon the closing sale price of ACS Class A Common Stock as reported by the NYSE on the date of the Effective Time (or, if no trading occurs on such date, the first trading day immediately following the Effective Time). No interest will be paid on such amount, and all shares of CDSI Common Stock held by a record holder will be aggregated for purposes of computing the number of shares of ACS Class A Common Stock to be issued in the Merger.

    Until such time as a holder of CDSI Common Stock surrenders his or her outstanding stock certificate to the Transfer Agent, together with the letter of transmittal, the shares of CDSI Common Stock represented thereby will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the number of full shares of ACS Class A Common Stock into which such shares shall have been converted. Unless and until such outstanding certificates are surrendered, no dividends payable to the holders of ACS Class A Common Stock, as of any time on and after the Effective Time, will be paid to the holders of such outstanding certificates. Upon surrender of the certificates previously representing shares of CDSI Common Stock, the holder thereof will receive certificates representing the whole number of shares of ACS Class A Common Stock to which he or she is entitled, cash in lieu of fractional shares, and the amount of any dividends payable which theretofore became payable to holders of ACS Class A Common Stock on or after the Effective Time with respect to such shares, without interest thereon.

    CDSI OPTIONS

    The Merger Agreement provides that ACS will assume each unexpired and unexercised CDSI option ("ASSUMED OPTION") at the Effective Time. The shares of ACS Class A Common Stock purchasable upon exercise of an Assumed Option shall be equal to the number of shares of CDSI Common Stock that could have been purchased under the Assumed Option multiplied by the Exchange Ratio, at a price per share equal to the Assumed Option exercise price divided by the Exchange Ratio, and subject to the same terms and conditions as the CDSI options. ACS will assume all of CDSI's obligations with respect to the Assumed Options as so amended and shall, from and after the Effective Time, make available for issuance upon exercise of any such Assumed Options, all shares of ACS Class A Common Stock covered thereby. The terms of all outstanding CDSI options provide that such options become vested when the stockholders of CDSI consider or are asked to consider the Merger.

    REGISTRATION RIGHTS AND LISTING

    The ACS Class A Common Stock to be issued in the Merger will be registered under the Securities Act. ACS has agreed to prepare and file with the Commission the Registration Statement and any other documents required by the Securities Act in connection with the Merger. ACS has also agreed to take any action required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of the ACS Class A Common Stock in connection with the Merger.

    ACS has agreed to file a listing application with the NYSE covering the shares of ACS Class A Common Stock which are issuable upon consummation of the Merger. ACS has agreed to use all reasonable efforts to obtain, prior to the Effective Time of the Merger, approval for the listing of such ACS Class A Common Stock, subject to official notice of issuance.

    REPRESENTATIONS AND WARRANTIES

    In the Merger Agreement, ACS and CDSI have made various customary and other representations and warranties relating to, among other things, their respective businesses and financial condition, the accuracy of their various filings with the Commission, the satisfaction of certain legal requirements for the Merger, and the absence of undisclosed liabilities or material litigation matters. The representations and warranties of each of the parties to the Merger Agreement will expire upon consummation of the Merger.

    DIRECTOR AND OFFICER INDEMNIFICATION

    The Merger Agreement provides that for a period of six years after the Effective Time, ACS will not amend or modify the Charter and Bylaws of CDSI in a manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Effective Time were directors or officers of CDSI or any of its subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time, unless such amendment or modification is required by law. For a period of six years after the Effective Time, ACS shall cause the Surviving Corporation in the Merger to maintain officers' and directors' liability insurance for all persons currently covered under CDSI's officers' and directors' liability insurance policies, in their capacities as officers and directors, on terms no less favorable to the covered persons than such existing insurance.

    CONDUCT OF THE BUSINESS OF THE COMBINED COMPANIES FOLLOWING THE MERGER

    At the Effective Time, Merger Sub shall be merged with and into CDSI. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and CDSI shall continue as the Surviving Corporation.

    At the Effective Time, the Charter of CDSI, as in effect immediately prior to the Effective Time, shall be the Charter of the Surviving Corporation and thereafter shall continue to be its Charter until amended as provided therein and pursuant to Maryland Law. The Bylaws of CDSI, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation and thereafter shall continue to be its bylaws until amended as provided therein and pursuant to Maryland Law. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Charter and bylaws of the Surviving Corporation, and the officers of CDSI immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified. Certain of the directors of CDSI immediately prior to the Effective Time will become advisory directors of the Surviving Corporation. It is anticipated that the specific duties and responsibilities of the advisory directors will be determined at or about the time of the closing of the Merger.

    CONDUCT OF CDSI'S BUSINESS PRIOR TO THE MERGER

    Prior to the Effective Time, unless otherwise expressly contemplated by the Merger Agreement or consented to in writing by ACS, CDSI will and will cause its subsidiaries to: (a) operate its business in all material respects in the usual and ordinary course consistent with past practices; (b) use all reasonable efforts to preserve substantially intact its business organization, maintain its material rights and franchises, retain the services of its respective officers and key employees, and maintain its relationships with its material customers and suppliers; (c) maintain and keep its material properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice; and (d) use all reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained. Unless otherwise expressly contemplated by the Merger Agreement, CDSI has also agreed that prior to the Effective Time CDSI will not and will not permit any of its subsidiaries to (a) (i) increase the compensation payable to or to become payable to any director or executive officer, unless such increase results from the operation of compensation arrangements in effect prior to the date of the Merger Agreement; (ii) grant any severance or termination pay (other than pursuant to the normal severance policy of CDSI or its subsidiaries as in effect on the date of the Merger Agreement or as otherwise disclosed in the Merger Agreement) to, or enter into or amend any employment or severance agreement with, any director, officer, or employee;
(iii) establish, adopt, or enter into any employee benefit plan or arrangement; or (iv) except as may be required by applicable law and actions that are not inconsistent with the provisions of SECTION 6.08 of the Merger Agreement, amend in any material respect, or take any other actions with respect to, any of the Benefit Plans or any of the plans, programs, agreements, policies, or other arrangements described in SECTION 3.10(D) of the Merger Agreement; (b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock, except for dividends by a wholly owned subsidiary of CDSI to CDSI or another wholly owned subsidiary of CDSI and except for regular semi-annual dividends with respect to CDSI Common Stock in an amount not to exceed $0.11 per share; (c) (i) except as described in SCHEDULE 3.03(B)(II) of the CDSI Disclosure Schedule to the Merger Agreement, redeem, purchase, or otherwise acquire any shares of its or any of its subsidiaries' capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries' capital stock (other than any such acquisition directly from any wholly owned subsidiary of CDSI in exchange for capital contributions or loans to such subsidiary), or any options, warrants, or conversion or other rights to acquire any shares of its or its subsidiaries' capital stock or any such securities or obligations (except in connection with the exercise of outstanding stock options or warrants in accordance with their terms); (ii) effect any reorganization or recapitalization; or (iii) split, combine, or reclassify any of its or its subsidiaries' capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or its subsidiaries' capital stock; (d) (i) except as described in SCHEDULE 3.03(B)(I) of the CDSI Disclosure Schedule to the Merger Agreement, issue, deliver, award, grant, or sell, or authorize or propose the issuance, delivery, award, grant, or sale (including the grant of any security interests, liens, claims, pledges, limitations in voting rights, charges, or other encumbrances) of, any shares of any class of its or its subsidiaries' capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants, or options to acquire any such shares (except as permitted pursuant to SECTION 6.08 of the Merger Agreement or for the issuance of shares upon the exercise of outstanding stock options or warrants); (ii) amend or otherwise modify the terms of any such rights or options the effect of which shall be to make such terms more favorable to the holders thereof; or (iii) except as contemplated by the terms of existing Stock Options, take any action to accelerate the exercisability of Stock Options; (e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business and consistent with past practice); (f) sell, lease, exchange, mortgage, pledge, transfer, or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer, or otherwise dispose of, any of its material assets or any material assets of any of its subsidiaries, except for dispositions of inventories and of assets in the ordinary course of business and consistent with past practice; (g) initiate, solicit, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Competing Transaction (as defined in the Merger Agreement), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors, or employees of CDSI or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant, or other representative retained by CDSI or any of CDSI's subsidiaries to take any such action, and CDSI shall promptly notify ACS of all relevant terms of any such inquiries and proposals received by CDSI or any of its subsidiaries or by any such officer, director, investment banker, financial advisor, attorney, accountant, or other representative relating to any of such matters and if such inquiry or proposal is in writing, CDSI shall promptly deliver or cause to be delivered to ACS a copy of such inquiry or proposal; PROVIDED, HOWEVER, that nothing contained in such subsection (g) shall prohibit the Board of Directors of CDSI from (i) furnishing information to, or entering into discussions or negotiations with, or following termination of the Merger Agreement in connection with Section 8.01 thereof, entering into an agreement with, any person or entity in connection with an unsolicited bona fide written proposal by such person or entity to acquire CDSI pursuant to a merger, consolidation, share exchange, business combination, or other similar transaction or to acquire a substantial portion of the assets of CDSI or any of its significant subsidiaries, if, and only to the extent that (A) the Board of Directors of CDSI, after consultation with and based upon the advice of independent legal counsel (who may be CDSI's regularly engaged independent legal counsel), determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law and (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity CDSI (x) provides one day's prior written notice to ACS to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) enters into with such person or entity a confidentiality agreement in reasonably customary form on terms not more favorable to such person or entity than the terms contained in that certain Confidentiality Agreement dated as of July 20, 1997 between ACS and CDSI (the "CONFIDENTIALITY AGREEMENT"); (ii) complying with Rule 14e-2 or Rule 14a-9 promulgated under the Exchange Act with regard to a Competing Transaction; or
(iii) failing to make or withdrawing or modifying its recommendation referred to in SECTION 6.02(A) of the Merger Agreement if there exists a Competing Transaction and the Board of Directors of CDSI, after consultation with and based upon the advice of independent legal counsel (who may be CDSI's regularly engaged independent legal counsel), determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law; (h) release any third party from its obligations, or grant any consent, under any existing standstill provision relating to a Competing Transaction or otherwise under any confidentiality or other agreement relating thereto, or fail to fully enforce any such agreement;
(i) adopt or propose to adopt any amendments to its charter or bylaws, which would have an adverse impact on the consummation of the transactions contemplated by the Merger Agreement; (j) (A) change any of its methods of accounting in effect at June 30, 1997, or (B) make or rescind any express or deemed election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit, or controversy relating to taxes or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending June 30, 1997, except, in each case, as may be required by Law or generally accepted accounting principles; (k) incur any obligation for borrowed money or purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument, except in the ordinary course of business consistent with past practice or pursuant to CDSI's existing credit facility and in no event in excess of $250,000 in the aggregate (unless such borrowings are incurred under CDSI's principal existing credit facility and relate to working capital or capital expenditures in the ordinary course of business); (l) enter into any arrangement, agreement or contract material to CDSI and its subsidiaries taken as a whole with any third party (other than customers in the ordinary course of business) which provides for an exclusive arrangement with that third party or is substantially more restrictive on CDSI or substantially less advantageous to CDSI than arrangements, agreements or contracts existing on the date of the Merger Agreement; or (m) agree in writing or otherwise to do any of the foregoing.

    CONDITIONS TO THE MERGER

    The respective obligations of each party to effect the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction of the following conditions: (a) the Registration Statement on Form S-4 shall have been declared effective by the Commission under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission, no proceedings for that purpose shall have been initiated by the Commission, and ACS shall have received all Blue Sky and other authorizations necessary to consummate the transactions contemplated by the Merger Agreement; (b) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of CDSI and the issuance of the ACS Class A Common Stock in connection with the Merger shall have been approved by the requisite vote of the stockholders of ACS; (c) no governmental entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and no such governmental entity shall have initiated or threatened to initiate any proceeding seeking any of the foregoing that reasonably could be expected to prevent the Merger or otherwise result in an ACS Material Adverse Effect or CDSI Material Adverse Effect; (d) the applicable waiting period under the HSR Act with respect to the transactions contemplated by the Merger Agreement shall have expired or been terminated; and (e) the receipt of letters from Price Waterhouse LLP and Ernst & Young LLP, independent accountants for ACS and CDSI, respectively, to the effect that the Merger should be treated for financial accounting purposes as a "pooling of interests transaction."

    The obligations of ACS to effect the Merger and the other transactions contemplated by the Merger Agreement are also subject to the satisfaction, at or prior to the date of consummation of the transactions contemplated by the Merger Agreement (the "CLOSING DATE"), of, among other things, the following conditions: (a) each of the representations and warranties of CDSI contained in the Merger Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) except as, individually or in the aggregate, could not reasonably be expected to have a CDSI Material Adverse Effect (defined as any change or effect that, individually or when taken together with all other such changes or effects (but after giving effect to application of insurance proceeds or other rights of indemnification in respect of such change or effect), could reasonably be expected to be materially adverse to the business, operations, assets, financial condition, results of operations, or prospects of CDSI and its subsidiaries, taken as a whole), and ACS shall have received a certificate of the President and the Chief Financial Officer of CDSI, dated the Closing Date, to such effect;
(b) CDSI shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Closing Date, and ACS shall have received a certificate of the President and the Chief Financial Officer of CDSI, dated the Closing Date, to that effect; (c) since June 30, 1997, there shall have been no change, occurrence or circumstance in the financial condition, results of operations, business, operations, or prospects of CDSI or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a CDSI Material Adverse Effect, and ACS shall have received a certificate of the President and the Chief Financial Officer of CDSI, dated the Closing Date, to such effect; (d) there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any governmental entity in connection with the grant of a regulatory approval necessary, in the reasonable business judgment of ACS, to the continuing operation of the current or future business of CDSI, which imposes any condition or restriction upon ACS or Merger Sub or the business or operations of CDSI which, in the reasonable business judgment of ACS, would be materially burdensome in the context of the transactions contemplated by this Agreement; and (e) Hughes & Luce, L.L.P. shall have delivered to ACS its written opinion as of the date that the Joint Proxy Statement / Prospectus is first mailed to ACS stockholders substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) ACS, Merger Sub, and CDSI will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) ACS, Merger Sub, and CDSI will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger, and such opinion shall not have been withdrawn or modified in any material respect.

    The obligations of CDSI to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing Date of the following conditions: (a) each of the representations and warranties of ACS contained in the Merger Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except as, individually or in the aggregate, could not reasonably be expected to have an ACS Material Adverse Effect (defined as any change or effect that, individually or when taken together with all such changes or effects (but after giving effect to application of insurance proceeds or other rights of indemnification in respect of such change or effect), could reasonably be expected to be materially adverse to the business, operations, assets, financial condition, results of operations, or prospects of ACS and its subsidiaries, taken as a whole), and CDSI shall have received a certificate of the President and the Chief Financial Officer of ACS, dated the Closing Date, to such effect; (b) ACS and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing Date, and CDSI shall have received a certificate of the President and the Chief Financial Officer of the ACS, dated the Closing Date, to that effect; (c) since June 30, 1997, there shall have been no change, occurrence or circumstance in the financial condition, results of operations, business, operations, or prospects of ACS or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, business, operations or prospects of ACS and its subsidiaries, taken as a whole, and CDSI shall have received a certificate of the President and the Chief Financial Officer of each of ACS and Merger Sub, dated the Closing Date, to such effect; (d) there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any governmental entity in connection with the grant of a regulatory approval necessary, in the reasonable business judgment of CDSI, to the continuing operation of the current or future business of ACS, which imposes any condition or restriction upon ACS or the business or operations of ACS which, in the reasonable business judgment of CDSI, would be materially burdensome in the context of the transactions contemplated by the Merger Agreement; (e) the shares of ACS Class A Common Stock to be issued in the Merger shall have been approved for listing (subject to official notice of issuance) on the NYSE; and (f) Miles & Stockbridge shall have delivered to CDSI its written opinion as of the date that the Joint Proxy Statement/Prospectus is first mailed to CDSI stockholders substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) ACS, Merger Sub, and CDSI will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) no gain or loss for U.S. federal income tax purposes will be recognized by the holders of CDSI Common Stock upon receipt of shares of ACS Class A Common Stock in the Merger, except with respect to any cash received in lieu of a fractional share interest in ACS Class A Common Stock, and such opinion shall not have been withdrawn or modified in any material respect.

    TERMINATION OR AMENDMENT OF THE MERGER AGREEMENT

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement and the Merger by the holders of CDSI Common Stock, under certain circumstances, including (a) the mutual consent of ACS and CDSI, (b) either by ACS or CDSI upon a breach of any representation, warranty, covenant, or agreement on the part of either ACS or CDSI, or if any representation or warranty of either ACS or CDSI shall have become untrue, in either case such that the conditions to the Merger could not be satisfied by February 15, 1998, by either ACS or CDSI, if there shall be any Order which is final and nonappealable preventing the consummation of the Merger, except if the party relying on such Order to terminate the Merger Agreement has not complied with its obligations under SECTION 6.03 of the Merger Agreement, by (i) either ACS or CDSI, if the Merger shall not have been consummated before February 15, 1998, except if the terminating party failed to comply with its covenants and agreements under the Merger Agreement and the failure to consummate the Merger is a result of such breach or violation, or
(ii) by either ACS or CDSI, if the Merger Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of CDSI at CDSI's stockholders' meeting or if the issuance of the ACS Class A Common Stock in connection with the Merger shall fail to receive the requisite vote for approval by the stockholders of ACS at the ACS stockholders' meeting; (c) by ACS
(i) if the Board of Directors of the CDSI withdraws, modifies, or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to ACS or shall have resolved to do any of the foregoing, (ii) if the Board of Directors of CDSI shall have recommended to the stockholders of CDSI any Competing Transaction or shall have resolved to do so, (iii) if a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of CDSI is commenced, and the Board of Directors of CDSI recommends that stockholders tender their shares into such tender or exchange offer; or (iv) if any person (other than ACS or an affiliate thereof) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is used in Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of CDSI; or (d) by CDSI if the Board of Directors of CDSI (i) fails to make or withdraws its recommendation to vote in favor of the Merger and the Merger Agreement if there exists at such time a Competing Transaction, or (ii) recommends to CDSI's stockholders approval or acceptance of a Competing Transaction, in each case only if the Board of Directors of CDSI, after consultation with and based upon the advice of independent legal counsel determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law.

    AMENDMENT. The Merger Agreement may be amended by the parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; PROVIDED, HOWEVER, that, after approval of the Merger by the stockholders of CDSI, (i) no amendment, which under applicable law may not be made without the approval of the stockholders of CDSI, may be made without such approval, and (ii) no amendment, which under the applicable rules of the NYSE may not be made without the approval of the stockholders of ACS, may be made without such approval. The Merger Agreement may not be amended except by an instrument in writing signed by the parties thereto.

    TERMINATION FEE. CDSI has agreed to pay to ACS a termination fee of $15,000,000, inclusive of all of ACS's expenses, in the event that the Merger Agreement is terminated under the following circumstances: (a) by ACS, upon a willful breach of a representation, warranty, covenant, or agreement on the part of CDSI, which breach could reasonably be expected to have a CDSI Material Adverse Effect, and CDSI shall have entered into negotiations relating to a Competing Transaction; (b) by either ACS or CDSI, (i) because the Merger and the Merger Agreement fail to receive the requisite vote for approval and adoption by the stockholders of CDSI at the CDSI Stockholders' Meeting, (ii) at the time of such CDSI Stockholders' Meeting a Competing Transaction exists, (iii) the conditions to CDSI's obligations to close have been otherwise satisfied, and
(iv) within nine months of the CDSI Stockholders' Meeting, CDSI or its Board of Directors enters into an agreement with the same party, or an affiliate of that party, as involved in the Competing Transaction, which agreement relates to (x) any merger, consolidation, share exchange, business consolidation or similar transaction, or (y) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 20% or more of the assets of CDSI and its subsidiaries, taken as a whole (PROVIDED, HOWEVER, that (1) certain conditions to the mutual obligations of ACS and CDSI under the Merger Agreement have been satisfied, (2) certain conditions to the obligations of CDSI to be satisfied by ACS have indeed been satisfied, (3) ACS and CDSI have been advised that but for the failure of the CDSI's stockholders to approve the Merger or other actions or inactions by CDSI or an affiliate of CDSI, or within the control of either, the Merger would be treated for financial accounting purposes as a pooling transaction, and (4) but for the failure of the CDSI's stockholders to approve the Merger or other actions or inactions by CDSI or an affiliate of CDSI, or within the control of either, the Merger would constitute a reorganization within the meaning of
Section 368(a) of the Code); (c) by ACS, if the CDSI Board withdraws, modifies, or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to ACS or shall have resolved to do any of the foregoing, and at such time there exists a Competing Transaction; (d) by ACS, if the CDSI Board shall have recommended to the stockholders of CDSI any Competing Transaction or shall have resolved to do so; (e) by ACS, if a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of CDSI is commenced, and the CDSI Board recommends that stockholders tender their shares into such tender or exchange offer; or (f) by CDSI, if the CDSI Board (i) fails to make or withdraws its recommendation of the Merger, if there exists at such time a Competing Transaction, or (ii) recommends to CDSI's stockholders approval or acceptance of a Competing Transaction, in each case only if the CDSI Board, after consultation with and based upon the advice of independent legal counsel (who may be CDSI's regularly engaged independent legal counsel), determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law.

    MERGER EXPENSES

    All expenses incurred by CDSI and ACS, respectively, in connection with the Merger will be borne by the party that has incurred such expenses; PROVIDED, HOWEVER, that ACS and CDSI will each pay one-half of (i) all expenses incurred relating to the printing, filing and mailing the Registration Statement and the

Joint Proxy Statement / Prospectus and (ii) all filing fees under the HSR Act. Further, in the event that the CDSI stockholders fail to adopt and approve by the requisite vote the Merger and the Merger Agreement at the CDSI Stockholders' Meeting, and at the time of such meeting there does not exist a Competing Transaction, then CDSI will pay all of ACS's expenses up to $1,000,000 in connection with the Merger, if, but only if, (i) certain conditions to the mutual obligations of ACS and CDSI under the Merger Agreement have been satisfied, (ii) certain conditions to the obligations of CDSI to be satisfied by ACS have indeed been satisfied, (iii) ACS has been advised that but for the failure of the CDSI's stockholders to approve the Merger or other actions or inactions by CDSI or an affiliate of CDSI, or within the control of either, the Merger would have been treated for financial accounting purposes as a pooling transaction, and (iv) but for the failure of the CDSI's stockholders to approve the Merger or other actions or inactions by CDSI or an affiliate of CDSI, or within the control of either, the Merger would have constituted a reorganization within the meaning of Section 368(a) of the Code.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    STOCK OPTIONS

    The CDSI 1991 Long-Term Incentive Plan, as amended (the "1991 LTIP"), permits grants to selected employees of CDSI of awards consisting of stock options, stock appreciation rights, restricted stock, deferred stock, performance awards, dividend equivalents or other stock-based compensation, and any other right or interest relating to shares of CDSI Common Stock or cash. The CDSI Board has granted stock options to certain officers and key employees of CDSI under the 1991 LTIP. Those stock options entitle the officers and employees to purchase a specified number of shares of CDSI Common Stock for a specified period of time at a price per share not less than the fair market value on the date of grant. The 1991 LTIP also provides for the grant of stock options to non-employee directors of CDSI at the time they are first elected or appointed to serve as a director and at each anniversary of the effective date of the 1991 LTIP.

    Under the terms of the 1991 LTIP, all stock options and other awards become fully exercisable upon the event of a "Change in Control" (as defined in the 1991 LTIP). A "Change in Control" is defined in the 1991 LTIP to include a number of events, including the stockholders of CDSI considering or being asked to consider a transaction such as the Merger. Based on the stock options outstanding as of the date on which the Merger Agreement was approved by the CDSI Board, the vesting of options to purchase 485,625 shares of CDSI Common Stock will be accelerated. The table below sets forth the options held by each of the directors and the five most highly compensated executive officers as well as all executive officers as a group and the aggregate value of those options based on the closing price of CDSI Common Stock on the NASDAQ on September 19, 1997.

                                                     NUMBER OF UNEXERCISED        VALUE OF
                                                        OPTIONS HELD ON          UNEXERCISED
                                                          RECORD DATE           OPTIONS(1) ON
                                                    ------------------------    SEPTEMBER 19,
NAME                                                EXERCISABLE  UNEXERCISABLE       1997
--------------------------------------------------  -----------  -----------  -----------------
Peter A. Bracken..................................           0       70,000      $   635,000
Thomas A. Green...................................      20,250       33,750          886,500
James W. Henderson................................           0       15,000           75,000
Raymond B. Hoxeng.................................           0        2,000           10,625
Paul R. Ignatius..................................       6,500        2,000          161,063
Clifford M. Kendall...............................       9,250       31,750          560,125
Mary Ann Mayhew...................................      14,250       33,750          721,500
Hilliard W. Paige.................................       6,500        2,000          161,063
James A. Parker...................................       6,500        2,000          161,063
Wyatt D. Tinsley(2)...............................      21,500       28,500          883,750
All directors and executive officers as a group
  (13 persons)....................................      99,625      262,375      $ 4,920,002

------------------------

(1) The aggregate value is calculated by subtracting the exercise price of each option from the closing price of CDSI Common Stock on the NASDAQ on September 19, 1997, multiplied by the numbers and shares of CDSI Common Stock underlying the option, and is not reduced for any taxes or other costs or expenses that may be incurred by the directors or executive officers.

(2) In October 1997, Mr. Tinsley resigned as a director and executive officer of CDSI. While the terms of a severance arrangement have not been finalized, it is expected that he will remain as an employee of CDSI through December 1997.

    ARRANGEMENTS WITH MR. KENDALL

    Clifford M. Kendall, the Chairman of the Board of CDSI, is a party to a split-dollar life insurance agreement dated as of July 17, 1990 (the "KENDALL INSURANCE AGREEMENT"). Under the terms of the Kendall Insurance Agreement, upon his retirement from CDSI Mr. Kendall has the option of either (i) purchasing CDSI's interests in the split-dollar life insurance policies taken out by CDSI on the life of Mr. Kendall, or (ii) electing to be paid in the form of a 10-year annuity in return for forfeiting the net death benefit of the policies that would have been paid out to his estate upon his death.

    Upon election of Mr. Kendall to the ACS Board, ACS will grant to Mr. Kendall options to purchase 50,000 shares of ACS Class A Common Stock. The stock options granted to Mr. Kendall will vest 20% each year in accordance with the terms of ACS's stock option plans. Such grant is generally consistent with grants to non-employee directors upon election to the ACS Board. Upon the consummation of the Merger, Mr. Kendall will no longer be employed by CDSI. As a result, he will receive a one-time $800,000 severance payment. Such payment, and the amount thereof, is consistent with payments to people of Mr. Kendall's experience, stature and position in similar transactions.

    AGREEMENT WITH PETER A. BRACKEN

    In connection with the negotiation of the Merger Agreement, ACS indicated that the continued employment of Peter A. Bracken as Chief Executive Officer and President of CDSI was important to ACS's ability to achieve the Exchange Ratio which the CDSI Board believed was appropriate. Although the Merger Agreement does not include as a closing condition a provision requiring ACS and Mr. Bracken to enter into an employment agreement, ACS and Mr. Bracken have reached an agreement in principle with respect to Mr. Bracken's continued employment as the Chief Executive Officer and President of CDSI. Under that agreement in principle, Mr. Bracken's salary will be reduced from $315,000 to $250,000 to more closely reflect the salary structure of ACS's executive officers. The agreement in principle, however, also provides that Mr. Bracken will be entitled to an annual incentive bonus of up to 150% of his salary and ACS has agreed to grant Mr. Bracken options to purchase 200,000 shares of ACS Class A Common Stock at an exercise price equal to the fair market value of the ACS Class A Common Stock on the Closing Date of the Merger, both of which are consistent with bonuses and grants to officers of ACS at a level comparable to that of Mr. Bracken. The stock options granted to Mr. Bracken generally will vest 60% after three years and 20% each year thereafter in accordance with the terms of ACS's stock option plans. The vesting of the 60% portion of the option will be accelerated by one-third for each year to the extent that (a) CDSI achieves revenue and pre-tax income growth over the previous year of at least 20% for any of the first three fiscal years ending after the Closing Date and (b) Mr. Bracken has identified and/ or hired an adequately trained successor to the reasonable satisfaction of ACS. Mr. Bracken's options will be exercisable from the date they become vested until the 10th anniversary of the Closing Date of the Merger. In connection with the agreement in principle, ACS also has agreed to provide Mr. Bracken with a change in control severance agreement, which provides for a lump sum payment in cash to Mr. Bracken upon a change of control (defined to be certain takeover type events that have not been approved and recommended by the ACS Board) equal to (i) three times the sum of Mr. Bracken's
(A) then current base salary and (B) bonus for the immediately preceding fiscal year and (ii) a percentage of Mr. Bracken's target bonus for the current fiscal year based on the period of employment for the year up to the date of the change of control.

    SURVIVING CORPORATION ADVISORY BOARD

    Upon consummation of the Merger, Hilliard Paige, Paul Ignatius, and James Parker, each of whom are current directors of CDSI, will become advisory directors to the board of the Surviving Corporation. Although the precise role and responsibilities of the advisory board have not been established, it is anticipated that the members of the advisory board will be asked to continue to provide guidance and advice to ACS and CDSI with respect to the Surviving Corporation. As advisory directors, each of Messrs. Paige, Ignatius, and Parker will be entitled to receive $3,000 for each board meeting attended. In addition, Messrs. Paige, Ignatius, and Parker, upon appointment as advisory directors, shall receive a grant of options to purchase 2,000 shares of ACS Class A Common Stock.

GOVERNMENTAL AND REGULATORY APPROVALS

    Certain federal or state regulatory approvals are required and must be complied with in order to effect the Merger, including the expiration or termination of the waiting period applicable under the HSR Act, the approval of the Joint Proxy Statement/Prospectus by the Commission, the declaration by the Commission of the effectiveness of the Registration Statement under the Securities Act, Blue Sky authorization from state authorities, and the filing of the Articles of Merger with the State Department of Assessments and Taxation of the State of Maryland.

ACCOUNTING TREATMENT

    It is anticipated that the Merger will be accounted for as a "pooling of interests" transaction in accordance with generally accepted accounting principles. The "pooling of interests" method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for the periods prior to the consummation of the Merger are restated as though the companies have been combined from inception.

    The Merger Agreement provides that a condition to the consummation of the Merger is the receipt of letters from Price Waterhouse LLP and Ernst & Young LLP, independent accountants for ACS and CDSI, respectively, to the effect that the Merger should be treated for financial accounting purposes as a "pooling of interests" transaction.

DISSENTERS' APPRAISAL RIGHTS

    Under the DGCL, holders of ACS Class A Common Stock are not entitled to demand appraisal of, or payment for, their shares as a result of the Merger or the issuance of shares to CDSI stockholders.

    Under the MGCL, holders of CDSI Common Stock are not entitled to demand appraisal of, or payment for, their shares as a result of the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following summary addresses certain material federal income tax consequences of the Merger to ACS, CDSI, and to stockholders of CDSI who are residents or citizens of the United States. The summary is based on current provisions of the Code, Treasury regulations, current administrative pronouncements of the Internal Revenue Service (the "IRS"), and judicial decisions now in effect, all of which are subject to change (possibly retroactively). This summary does not address foreign, state, or local tax consequences, nor does it address estate or gift tax considerations. The discussion does not purport to be a complete analysis or listing of all potential tax effects relevant to ACS, CDSI, or their stockholders nor does it address the tax consequences that may be relevant to particular categories of shareholders subject to special treatment under certain federal income tax laws. Accordingly, each stockholder is urged to contact his or her own tax advisor regarding the tax consequences of the Merger in his or her particular situation.

    Neither ACS nor CDSI has requested, nor will they request, a ruling from the IRS in connection with the Merger or any matters discussed herein. This discussion is not binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not take one or more contrary positions.

    ACS will receive from its counsel, Hughes & Luce, L.L.P., an opinion to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that each party to the Merger will be a party to the reorganization within the meaning of Section 368(b) of the Code and (ii) ACS, Merger Sub, and CDSI will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger. CDSI will receive the opinion of its counsel, Miles & Stockbridge, a Professional Corporation, to the effect that
(i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and each party to the Merger will be a party to the reorganization within the meaning of Section 368(b) of the Code and (ii) no gain or loss will be recognized for federal income tax purposes by holders of CDSI Common Stock as a result of the consummation of the Merger, except for gain or loss attributable to cash received in lieu of fractional sales. The opinions of Hughes & Luce, L.L.P. and Miles & Stockbridge, a Professional Corporation are collectively referred to herein as the "OPINIONS."

    The Opinions are subject to certain qualifications and assumptions as noted therein and are based on certain representations of ACS, Merger Sub, and CDSI. These representations may include, among others, the following: (i) following the Merger, CDSI will hold at least 90% of the fair market value of its net assets, at least 70% of the fair market value of its gross assets, at least 90% of the fair market value of Merger Sub's net assets, and at least 70% of the fair market value of Merger Sub's gross assets held immediately prior to the Merger; (ii) after the Merger CDSI will either continue CDSI's historic business or use a significant portion of CDSI's business assets in a business; and (iii) to the best of the knowledge of the management of CDSI, there is no present plan or intention of CDSI's shareholders to sell or otherwise dispose of the ACS Class A Common Stock to be received by them in the Merger in exchange for their CDSI Common Stock that would reduce the ownership of CDSI's stockholders in ACS to a number of shares having a value of less than 45% of the value of all CDSI Common Stock outstanding immediately prior to the Merger.

    Assuming the Merger qualifies as a reorganization under Section 368(a) of the Code, the following Federal income tax consequences will occur:

        (a) no gain or loss will be recognized by ACS, Merger Sub, or CDSI in connection with the Merger;

        (b) no gain or loss will be recognized by a stockholder of CDSI Common Stock who exchanges all of his shares of CDSI Common Stock solely for shares of ACS Class A Common Stock in the Merger;

        (c) the aggregate tax basis of the shares of ACS Class A Common Stock received by a CDSI stockholder in the Merger (including any fractional share interest to which they may be entitled) will be the same as the aggregate tax basis of the CDSI Common Stock surrendered in exchange therefor;

        (d) the holding period of the shares of ACS Class A Common Stock received by a CDSI stockholder in the Merger (including any fractional share interest to which they may be entitled) will include the holding period of the shares of CDSI Common Stock surrendered in exchange therefor, provided that such shares of CDSI Common Stock are held as capital assets at the Effective Time; and

        (e) a CDSI stockholder receiving cash in lieu of a fractional share will recognize gain or loss upon such payment equal to the difference, if any, between such stockholder's basis in the fractional share (as described in paragraph (c) above) and the amount of cash received. Such gain or loss will be a capital gain or loss if the CDSI Common Stock is held as a capital asset at the Effective Time.

    A successful challenge by the IRS to the tax-free reorganization status of the Merger would result in a CDSI shareholder recognizing taxable gain or loss with respect to the difference between the stockholder's basis in his or her shares and the fair market value, as of the Effective Date, of the ACS Class A Common Stock received in exchange therefor. In such event, a stockholder's basis in the ACS Class A Common Stock so received would equal its fair market value and the holding period for such stock would begin on the Effective Date.

    THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE AND CONSTITUTES ONLY A GENERAL DESCRIPTION OF CERTAIN OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, WITHOUT CONSIDERATION OF THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S SITUATION. ACCORDINGLY, EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISORS AS TO MATTERS DESCRIBED HEREIN AND ALSO AS TO ANY ESTATE, GIFT, STATE OR LOCAL OR FOREIGN TAX CONSEQUENCES ARISING OUT OF THE MERGER.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

    The following unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had ACS and CDSI been a combined company during the specified periods. The unaudited pro forma combined condensed financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of ACS and CDSI, including the notes thereto, incorporated herein by reference.

    The following unaudited pro forma combined condensed financial statements give effect to the proposed Merger of ACS and CDSI on a "pooling of interests" basis. The unaudited pro forma combined condensed financial statements are based on the respective historical consolidated financial statements, including the respective notes thereto, of ACS and CDSI, which are incorporated herein by reference.

    The unaudited pro forma combined condensed balance sheet assumes that the Merger took place on September 30, 1997 and combines ACS's and CDSI's September 30, 1997 consolidated balance sheets. The unaudited pro forma combined condensed statements of income assume that the Merger took place as of the beginning of the periods presented and combine ACS's consolidated statements of income for the three month periods ended September 30, 1997 and 1996, and for the fiscal years ended June 30, 1997, 1996 and 1995 with CDSI's consolidated statements of income for the same periods. The unaudited pro forma combined condensed statement of income for the fiscal year ended June 30, 1997 has also been adjusted to give pro forma effect to CDSI's June 18, 1997 acquisition of Analytical Systems Engineering Corporation ("ASEC") as if it had occurred on July 1, 1996.

                                  ACS AND CDSI
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                      HISTORICAL
                                                                ----------------------    PRO FORMA     PRO FORMA
                                                                   ACS       CDSI(A)     ADJUSTMENTS    COMBINED
                                                                ----------  ----------  -------------  -----------
                                                      ASSETS
Current assets:
  Cash, cash equivalents and ATM cash.........................  $   16,794  $    7,235  $               $  24,029
  Accounts receivable, net....................................     116,071      86,372                    202,443
  Inventory...................................................       9,444      --                          9,444
  Other current assets........................................      24,001       7,009                     31,010
                                                                ----------  ----------  -------------  -----------
    Total current assets......................................     166,310     100,616                    266,926
Property, equipment and purchased software, net...............     107,748      33,396       (880)(c)     140,264
Goodwill and intangibles, net.................................     294,362      45,779       (690)(d)     339,451
Other long-term assets........................................       6,729       6,095                     12,824
                                                                ----------  ----------  -------------  -----------
    Total assets..............................................  $  575,149  $  185,886  $  (1,570)      $ 759,465
                                                                ----------  ----------  -------------  -----------
                                                                ----------  ----------  -------------  -----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities....................  $   68,358  $   28,976  $   3,788(e)    $ 101,122
  Accrued compensation and benefits...........................      12,149      19,601      2,027(f)       33,777
  Notes payable and current portion of long-term debt.........      11,176       6,854                     18,030
  Other current liabilities...................................      13,402         495                     13,897
                                                                ----------  ----------  -------------  -----------
    Total current liabilities.................................     105,085      55,926      5,815         166,826
Long-term debt................................................      74,532      39,432                    113,964
Other long-term liabilities...................................      36,029       9,128                     45,157
                                                                ----------  ----------  -------------  -----------
    Total liabilities.........................................     215,646     104,486      5,815         325,947
                                                                ----------  ----------  -------------  -----------
Stockholders' equity:
  Common stock................................................         359         629       (518)(g)         470
  Additional paid-in capital..................................     258,799      17,469        518(g)      276,786
  Retained earnings...........................................     100,345      63,302     (7,385)(g)     156,262
                                                                ----------  ----------  -------------  -----------
    Total stockholders' equity................................     359,503      81,400     (7,385)        433,518
                                                                ----------  ----------  -------------  -----------
    Total liabilities and stockholders' equity................  $  575,149  $  185,886  $  (1,570)      $ 759,465
                                                                ----------  ----------  -------------  -----------
                                                                ----------  ----------  -------------  -----------

  See accompanying Notes to Pro Forma Combined Condensed Financial Statements.

                                  ACS AND CDSI
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                     THREE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  HISTORICAL
                                                             ---------------------    PRO FORMA       PRO FORMA
                                                                ACS       CDSI(A)   ADJUSTMENTS(B)    COMBINED
                                                             ----------  ---------  --------------  -------------
Revenues...................................................  $  172,475  $  92,519    $             $  264,994
Operating expenses:
  Wages and benefits.......................................      64,247     49,797                     114,044
  Services and supplies....................................      45,127     32,770                      77,897
  Rent, lease and maintenance..............................      38,492      2,473                      40,965
  Depreciation and amortization............................       8,609      1,994                      10,603
  Other operating expenses.................................       2,430        145                       2,575
                                                             ----------  ---------       -------    -------------
    Total operating expenses...............................     158,905     87,179                     246,084
                                                             ----------  ---------       -------    -------------
  Operating income.........................................      13,570      5,340                      18,910
Interest and other expenses (income), net..................      (5,010)       923                      (4,087)
                                                             ----------  ---------       -------    -------------
  Pretax profit............................................      18,580      4,417                      22,997
Income tax expense.........................................       7,571      1,976                       9,547
                                                             ----------  ---------       -------    -------------
  Net income...............................................  $   11,009  $   2,441    $             $   13,450
                                                             ----------  ---------       -------    -------------
                                                             ----------  ---------       -------    -------------
Earnings per common and common equivalent
  share....................................................  $      .30                             $      .28
                                                             ----------                             -------------
                                                             ----------                             -------------
Weighted average shares outstanding........................      36,930                                 48,383(h)
                                                             ----------                             -------------
                                                             ----------                             -------------
Earnings per common share assuming full dilution...........  $      .30                             $      .28
                                                             ----------                             -------------
                                                             ----------                             -------------
Weighted average shares outstanding assuming full
  dilution.................................................      36,930                                 48,247(h)
                                                             ----------                             -------------
                                                             ----------                             -------------

  See accompanying Notes to Pro Forma Combined Condensed Financial Statements.

                                  ACS AND CDSI
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                     THREE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  HISTORICAL
                                                             ---------------------    PRO FORMA       PRO FORMA
                                                                ACS       CDSI(A)   ADJUSTMENTS(B)    COMBINED
                                                             ----------  ---------  --------------  -------------
Revenues...................................................  $  144,332  $  70,073    $             $  214,405
Operating expenses:
  Wages and benefits.......................................      56,361     36,980                      93,341
  Services and supplies....................................      31,829     26,051                      57,880
  Rent, lease and maintenance..............................      31,546      1,296                      32,842
  Depreciation and amortization............................       6,597        935                       7,532
  Other operating expenses.................................       2,243        187                       2,430
                                                             ----------  ---------       -------    -------------
    Total operating expenses...............................     128,576     65,449                     194,025
                                                             ----------  ---------       -------    -------------
  Operating income.........................................      15,756      4,624                      20,380
Interest and other expenses (income), net..................       1,354         (8)                      1,346
                                                             ----------  ---------       -------    -------------
  Pretax profit............................................      14,402      4,632                      19,034
Income tax expense.........................................       5,869      1,847                       7,716
                                                             ----------  ---------       -------    -------------
  Net income...............................................  $    8,533  $   2,785    $             $   11,318
                                                             ----------  ---------       -------    -------------
                                                             ----------  ---------       -------    -------------
Earnings per common and common equivalent
  share....................................................  $      .23                             $      .24
                                                             ----------                             -------------
                                                             ----------                             -------------
Weighted average shares outstanding........................      36,462                                 46,905(h)
                                                             ----------                             -------------
                                                             ----------                             -------------
Earnings per common share assuming full dilution...........  $      .23                             $      .24
                                                             ----------                             -------------
                                                             ----------                             -------------
Weighted average shares outstanding assuming full
  dilution.................................................      36,570                                 47,331(h)
                                                             ----------                             -------------
                                                             ----------                             -------------

  See accompanying Notes to Pro Forma Combined Condensed Financial Statements.

                                  ACS AND CDSI
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                            YEAR ENDED JUNE 30, 1997
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        PRO FORMA FOR THE MERGER
                                             -----------------------------------------------     ACQUISITION PRO FORMA
                                                                                              ---------------------------
                                                  HISTORICAL         PRO FORMA                  PRO FORMA
                                             --------------------      MERGER                      ASEC        COMBINED
                                                ACS      CDSI(A)   ADJUSTMENTS(B)  COMBINED   ADJUSTMENTS(J)   WITH ASEC
                                             ---------  ---------  --------------  ---------  --------------  -----------
Revenues...................................  $ 624,533  $ 304,392    $             $ 928,925    $   66,265     $ 995,190
Operating expenses:
  Wages and benefits.......................    237,538    158,242                    395,780        28,395       424,175
  Services and supplies....................    147,933    116,171                    264,104        28,275       292,379
  Rent, lease and maintenance..............    127,042      5,795                    132,837         1,783       134,620
  Depreciation and amortization............     31,266      4,244                     35,510         2,774        38,284
  Other operating expenses.................      9,345      1,083                     10,428           264        10,692
                                             ---------  ---------  --------------  ---------       -------    -----------
    Total operating expenses...............    553,124    285,535                    838,659        61,491       900,150
                                             ---------  ---------  --------------  ---------       -------    -----------
  Operating income.........................     71,409     18,857                     90,266         4,774        95,040
Interest and other expenses, net...........      6,414        282                      6,696         3,180         9,876
                                             ---------  ---------  --------------  ---------       -------    -----------
  Pretax profit............................     64,995     18,575                     83,570         1,594        85,164
Income tax expense.........................     26,485      7,419                     33,904         1,697        35,601
                                             ---------  ---------  --------------  ---------       -------    -----------
  Net income...............................  $  38,510  $  11,156    $             $  49,666    $     (103)    $  49,563
                                             ---------  ---------  --------------  ---------       -------    -----------
                                             ---------  ---------  --------------  ---------       -------    -----------
Earnings per common and common equivalent
  share....................................  $    1.05                             $    1.05                   $    1.04
                                             ---------                             ---------                  -----------
                                             ---------                             ---------                  -----------
Weighted average shares outstanding........     36,567                                47,452(h)                   47,777(h)
                                             ---------                             ---------                  -----------
                                             ---------                             ---------                  -----------
Earnings per common share assuming full
  dilution.................................  $    1.05                             $    1.04                   $    1.04
                                             ---------                             ---------                  -----------
                                             ---------                             ---------                  -----------
Weighted average shares outstanding
  assuming full dilution...................     36,640                                47,535(h)                   47,860(h)
                                             ---------                             ---------                  -----------
                                             ---------                             ---------                  -----------

  See accompanying Notes to Pro Forma Combined Condensed Financial Statements.

                                  ACS AND CDSI

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                            YEAR ENDED JUNE 30, 1996

                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     HISTORICAL
                                                               ----------------------    PRO FORMA      PRO FORMA
                                                                  ACS       CDSI(A)    ADJUSTMENTS(B)   COMBINED
                                                               ----------  ----------  --------------  -----------
Revenues.....................................................  $  396,509  $  251,099    $              $ 647,608
Operating expenses:
  Wages and benefits.........................................     158,619     140,040                     298,659
  Services and supplies......................................     100,625      84,925                     185,550
  Rent, lease and maintenance................................      76,412       5,902                      82,314
  Depreciation and amortization..............................      15,031       3,419                      18,450
  Other operating expenses...................................       5,070         982                       6,052
                                                               ----------  ----------  --------------  -----------
      Total operating expenses...............................     355,757     235,268                     591,025
                                                               ----------  ----------  --------------  -----------
  Operating income...........................................      40,752      15,831                      56,583
Interest and other expenses (income), net....................         833        (167)                        666
                                                               ----------  ----------  --------------  -----------
  Pretax profit..............................................      39,919      15,998                      55,917
Income tax expense...........................................      16,163       6,229                      22,392
                                                               ----------  ----------  --------------  -----------
  Net income.................................................  $   23,756  $    9,769    $              $  33,525
                                                               ----------  ----------  --------------  -----------
                                                               ----------  ----------  --------------  -----------
Earnings per common and common equivalent share..............  $      .82                               $     .85
                                                               ----------                              -----------
                                                               ----------                              -----------
Weighted average shares outstanding..........................      28,880                                  39,321(h)
                                                               ----------                              -----------
                                                               ----------                              -----------
Earnings per common share assuming full dilution.............  $      .81                               $     .84
                                                               ----------                              -----------
                                                               ----------                              -----------
Weighted average shares outstanding assuming full dilution...      29,150                                  39,809(h)
                                                               ----------                              -----------
                                                               ----------                              -----------

  See accompanying Notes to Pro Forma Combined Condensed Financial Statements.

                                  ACS AND CDSI

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                            YEAR ENDED JUNE 30, 1995

                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     HISTORICAL
                                                               ----------------------    PRO FORMA      PRO FORMA
                                                                  ACS       CDSI(A)    ADJUSTMENTS(B)   COMBINED
                                                               ----------  ----------  --------------  -----------
Revenues.....................................................  $  313,181  $  220,667    $              $ 533,848
Operating expenses:
  Wages and benefits.........................................     106,966     141,714                     248,680
  Services and supplies......................................      77,613      55,124                     132,737
  Rent, lease and maintenance................................      80,250       7,411                      87,661
  Depreciation and amortization..............................      11,847       2,937                      14,784
  Other operating expenses...................................       4,963         645                       5,608
                                                               ----------  ----------  --------------  -----------
      Total operating expenses...............................     281,639     207,831                     489,470
                                                               ----------  ----------  --------------  -----------
  Operating income...........................................      31,542      12,836                      44,378
Interest and other expenses (income), net....................       1,755        (347)                      1,408
                                                               ----------  ----------  --------------  -----------
  Pretax profit..............................................      29,787      13,183                      42,970
Income tax expense...........................................      12,183       5,132                      17,315
                                                               ----------  ----------  --------------  -----------
  Net income.................................................  $   17,604  $    8,051    $              $  25,655
                                                               ----------  ----------  --------------  -----------
                                                               ----------  ----------  --------------  -----------
Earnings per common and common equivalent share..............  $      .69                               $     .71
                                                               ----------                              -----------
                                                               ----------                              -----------
Weighted average shares outstanding..........................      25,616                                  35,998(h)
                                                               ----------                              -----------
                                                               ----------                              -----------
Earnings per common share assuming full dilution.............  $      .68                               $     .71
                                                               ----------                              -----------
                                                               ----------                              -----------
Weighted average shares outstanding assuming full dilution...      25,838                                  36,243(h)
                                                               ----------                              -----------
                                                               ----------                              -----------

  See accompanying Notes to Pro Forma Combined Condensed Financial Statements.

                                  ACS AND CDSI

           NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    On September 20, 1997, ACS and CDSI entered into a definitive agreement that provides for the merger of CDSI into ACS. Under the terms of the agreement, each outstanding share of CDSI will be converted into the right to receive 1.759 shares of ACS Class A Common Stock. The business combination is to be accounted for using the "pooling of interests" method of accounting for business combinations.

    The unaudited pro forma combined condensed balance sheet combines the ACS and CDSI consolidated balance sheets as of September 30, 1997. For the unaudited pro forma combined condensed statements of income, the ACS consolidated statements of income for the three months ended September 30, 1997 and 1996 and the fiscal years ended June 30, 1997, 1996 and 1995 have been combined with the CDSI consolidated statements of income for the same periods. There were no material transactions between ACS and CDSI during any period presented, and there are no material differences in the accounting policies of ACS and CDSI.

2. NON-RECURRING ITEMS ATTRIBUTABLE TO THE TRANSACTION

    ACS and CDSI expect that certain adjustments will be recorded subsequent to the Merger to accrue for specific and identifiable costs related to the Merger. These adjustments are expected to include direct transaction expenses such as investment banking, legal, accounting, financial printing and related fees, integration expenses such as severance and costs associated with consolidating redundant facilities and equipment, and other costs. These pretax costs are estimated to be $11 million. Because the transaction has not been completed, this amount is a preliminary estimate and is subject to revision as more information becomes available.

    Adjustments for these costs have been included, net of the estimated tax benefits, in the accompanying unaudited pro forma combined condensed balance sheet. These adjustments have not been included in the accompanying unaudited pro forma combined condensed statements of income as they are non-recurring and not expected to be replicated in future periods.

    ACS expects to achieve cost savings primarily through the consolidation of certain data processing, marketing and administrative functions. The cost savings are expected to be achieved in varying amounts over varying periods of time. No adjustments have been reflected in the unaudited pro forma combined condensed statements of income for these anticipated cost savings.

3. PRO FORMA ADJUSTMENTS

    There were no intercompany transactions between ACS and CDSI during the periods presented.

    (A) PRO FORMA COMBINED FINANCIAL STATEMENTS - Certain reclassifications have been made to conform CDSI's financial statements to those of ACS.

    (B) PRO FORMA ADJUSTMENTS - Adjustments for costs related to the Merger have not been included in the unaudited pro forma combined condensed statements of income as they result directly from the transaction and are not expected to be included in the combined net income beyond the twelve months succeeding the transaction.

    (C) PROPERTY, EQUIPMENT AND PURCHASED SOFTWARE, NET - Certain equipment, software and building improvements have been written off primarily as a result of consolidating redundant data processing facilities.

    (D) GOODWILL AND INTANGIBLES, NET - Certain start-up costs of a foreign operation capitalized in CDSI's balance sheet have been written off.

    (E) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES - A liability has been established for estimated transaction and integration costs relating to the Merger.

                                  ACS AND CDSI

                                  (UNAUDITED)

3. PRO FORMA ADJUSTMENTS (CONTINUED)
    (F) ACCRUED COMPENSATION AND BENEFITS - A liability has been established for employee severance costs related to the Merger.

    (g) STOCKHOLDERS' EQUITY - Stockholders' equity has been adjusted to reflect the following:

       (I) COMMON STOCK - Common stock has been adjusted to reflect the exchange of 6,286,799 shares of CDSI common stock, for 11,058,479 shares of ACS Class A Common Stock. The transaction also contemplates the conversion of ACS Class B Common Stock into Class A Common Stock in a number sufficient for Class A Common Stock to be the majority voting class. Because the Class A Common Stock and Class B Common Stock each have a par value of $.01, the conversion has no effect on the reported balance of Common Stock.

       (II) ADDITIONAL PAID-IN CAPITAL - Adjustments to additional paid-in capital are limited to those necessary to offset the adjustments to the par value of common stock discussed above.

       (III) RETAINED EARNINGS - Retained earnings has been adjusted for the net effect of the estimated transaction, integration, and other costs related to the Merger.

    (H) EARNINGS PER SHARE - Pro forma weighted average common shares outstanding for all periods presented are based on ACS's and CDSI's combined historical weighted average shares, after adjustment of CDSI's historical number of shares by the Exchange Ratio of 1.759. In addition, pro forma weighted average common shares outstanding for the period ended June 30, 1997, for purposes of the combination including ASEC, are adjusted for CDSI shares issued in connection with the acquisition of ASEC as if these shares were issued July 1, 1996.

    (J) PRO FORMA ASEC ACQUISITION ADJUSTMENTS - Amounts represent ASEC's unaudited consolidated statement of income for the period July 1, 1996 to June 17, 1997 (the day prior to acquisition by CDSI), adjusted for the following:

       (I) REVENUES - Increase of $.5 million reflects recognition of previously reserved contract revenues.

       (II) WAGES AND BENEFITS - Decrease of $.9 million reflects savings expected as a result of certain ASEC officers being paid in accordance with new employee contracts.

       (III) DEPRECIATION AND AMORTIZATION - Increase of $.9 million reflects the additional amortization expense of approximately $2.8 million resulting from the allocation of the excess cost of the acquisition to intangible assets, after recording the fair value of the assets acquired and the liabilities assumed, and the net reduction in depreciation and amortization expense of approximately $1.9 million as a result of recording ASEC's assets at their respective fair values. Of the $2.8 million amortization expense, approximately $1.0 million relates to an intangible asset whose amortization period is principally one year.

       (IV) OTHER OPERATING EXPENSES - Decrease of $.6 million reflects the reduction in outside services paid to consultants for duplicate services.

       (V) INTEREST AND OTHER EXPENSES, NET - Increase of $2.6 million reflects $3.2 million in interest expense for the financing of the transaction based upon the terms of CDSI's term loan funded specifically for this acquisition, and a $.6 million reduction in interest expense on ASEC's debt that was extinguished in connection with the closing of the acquisition.

       (VI) INCOME TAX EXPENSE - Increase of $.5 million reflects the income tax effect for the pro forma adjustments at ASEC's effective tax rate after consideration of the nondeductibility of certain intangible amortization.

                   MANAGEMENT AND OPERATIONS AFTER THE MERGER

    At the Effective Time, the Charter of CDSI, as in effect immediately prior to the Effective Time, shall be the Charter of the Surviving Corporation, and the Bylaws of CDSI, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

    The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Charter and Bylaws of CDSI until their successors are duly elected or appointed and qualified. The officers of CDSI immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Charter and bylaws of CDSI until their successors are duly elected or appointed and qualified. Certain of the directors of CDSI immediately prior to the Effective Time shall be advisory directors of the Surviving Corporation. Although the precise role and responsibilities of the advisory board of CDSI have not been established, it is anticipated that the members of the advisory board will be asked to continue to provide guidance and advice to ACS and CDSI with respect to the business of the Surviving Corporation.

    Management of ACS and CDSI believe that, as a result of the Merger, the combined ACS and CDSI (the "COMBINED COMPANY") will have a strong presence in both the commercial and governmental sectors and will be well positioned to capitalize on the anticipated growth in government outsourcing. Management of ACS and CDSI believe that the Combined Company will have a more diversified service offering and a stronger collection of information technology skills, processes, and resources. ACS's customer base is primarily in the commercial sector, whereas CDSI's customer base is almost exclusively focused on the government market. Management of ACS and CDSI further believe that the Merger will allow both ACS and CDSI to strengthen their competitive positions in their respective markets, as well as to provide a sharing of successful commercial and government processes. As a result of the Merger, management of ACS and CDSI believe the Combined Company will also have a greater critical mass for pursuing larger commercial and government opportunities.

    Management of ACS and CDSI believe that certain costs savings and synergies will result from the combination, primarily related to the combining of certain data centers and overhead functions. These expense reductions, when completed, are expected to have a pre-tax benefit of approximately $4.1 million.

    For a discussion of the background of the Merger and the recommendations of the respective boards of directors of ACS and CDSI relating thereto, see "The Proposed Merger and Related Transactions." For a discussion of the expected dividend policy of ACS after the Merger, see "Market Price Data and Dividend Information--Dividend Policy."

                       SELECTED FINANCIAL INFORMATION(1)

SELECTED ACS HISTORICAL FINANCIAL INFORMATION

    The selected balance sheet data at September 30, 1997 and the selected income statement data for the three months ended September 30, 1997 and 1996 are derived from unaudited financial statements, which, in the opinion of management of ACS, reflect all adjustments, consisting only of normal, recurring adjustments necessary to present fairly the information set forth therein. The results for the three months ended September 30, 1997 are not indicative of the results that may be expected for any other interim period or for the year as a whole. The selected consolidated financial data set forth below for the fiscal years ended June 30, 1997, 1996, 1995, 1994, and 1993, are derived from the Consolidated Financial Statements of ACS, which were audited by Price Waterhouse LLP, independent accountants, and which are, for fiscal years ended June 30, 1997, 1996, and 1995, incorporated herein by reference to the ACS Annual Report on Form 10-K for the fiscal year ended June 30, 1997. The following selected consolidated financial data of ACS are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements of ACS and accompanying Notes thereto incorporated by reference herein and "Selected Financial Information--ACS Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                            THREE MONTHS ENDED
                                              SEPTEMBER 30,                       YEAR ENDED JUNE 30,
                                           --------------------  -----------------------------------------------------
                                             1997       1996       1997       1996       1995       1994       1993
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  (from continuing operations):
Revenues (2).............................  $ 172,475  $ 144,332  $ 624,533  $ 396,509  $ 313,181  $ 271,055  $ 189,064
Operating expenses:
  Wages and benefits.....................     64,247     56,361    237,538    158,619    106,966     91,117     62,902
  Services and supplies..................     45,127     31,829    147,933    100,625     77,613     74,947     48,983
  Rent, lease and maintenance............     38,492     31,546    127,042     76,412     80,250     66,075     45,972
  Depreciation and amortization..........      8,609      6,597     31,266     15,031     11,847      8,524      6,731
  Other operating expenses...............      2,430      2,243      9,345      5,070      4,963      5,582      7,101
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses.................    158,905    128,576    553,124    355,757    281,639    246,245    171,689
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income.........................     13,570     15,756     71,409     40,752     31,542     24,810     17,375
Interest and other expenses (income),
  net....................................     (5,010)     1,354      6,414        833      1,755      4,598      1,620
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes...............     18,580     14,402     64,995     39,919     29,787     20,212     15,755
Income tax expense.......................      7,571      5,869     26,485     16,163     12,183      8,287      6,437
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from continuing operations........     11,009      8,533  $  38,510  $  23,756  $  17,604  $  11,925  $   9,318
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings per share.......................  $     .30  $     .23  $    1.05  $     .82  $     .69  $     .52  $     .41
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding......     36,930     36,462     36,567     28,880     25,616     22,826     22,768

                                        SEPTEMBER                         JUNE 30,
                                           30,      -----------------------------------------------------
                                          1997        1997       1996       1995       1994       1993
                                       -----------  ---------  ---------  ---------  ---------  ---------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................   $  61,225   $  65,787  $  49,961  $  51,602  $  50,653  $  28,958
Total assets.........................     575,149     577,427    533,605    225,731    190,055    187,301
Total long-term debt (less current
  portion)...........................      74,532      89,534     57,208     37,940     80,001     61,731
Cumulative redeemable preferred
  stock..............................      --          --          1,100      1,100      1,100      7,081
Total stockholders' equity...........     359,503     348,548    302,954    106,624     48,166     55,437

------------------------------
(1) At the end of fiscal 1994, ACS completed a reorganization and spin-off of certain businesses unrelated to information processing, which were accounted for as discontinued operations. The results reflected herein are from continuing operations. These results also reflect revenues and expenses related to the B of A Texas contract, which expired August 31, 1995. See
    Note 12 of the Notes to the ACS Consolidated Financial Statements. Revenues from the contract were $4.6 million, $35.1 million, $37.2 million, and $28.3 million for fiscal years 1996, 1995, 1994, and 1993, respectively, while direct expenses for the same periods were $0.8 million, $7.4 million, $9.5 million, and $7.0 million, respectively. There were no revenues or expenses from the contract after fiscal year 1996.

(2) ACS has acquired 24 companies during the periods presented, and therefore revenues between periods are not comparable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ACS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    OVERVIEW

    ACS derives its revenues from information technology services and electronic commerce services primarily in the United States. ACS's information technology services include data processing outsourcing, image management solutions, and professional services. A substantial portion of ACS's revenues is derived from recurring monthly charges to its customers under service contracts with initial terms that vary from one to ten years. For the year ended June 30, 1997, approximately 88% of ACS's revenues were recurring. Recurring revenues are defined by ACS as revenues derived from services that are used by ACS's customers each year in connection with their ongoing businesses, and accordingly exclude conversion and deconversion fees, software license fees, product installation fees, and hardware sales. From inception through September 30, 1997, ACS has purchased 34 information processing companies, which has resulted in geographic expansion, growth, and diversification of ACS's customer base, expansion of services offered, and increased economies of scale. Approximately two-thirds of the increase in revenues since 1988 (the year ACS was formed) has been attributable to these acquisitions.

    RESULTS OF OPERATIONS

    The following table sets forth certain items from ACS's Consolidated Statements of Income expressed as a percentage of revenues:

                                                                       PERCENTAGE OF REVENUES
                                                        -----------------------------------------------------
                                                         THREE MONTHS ENDED
                                                           SEPTEMBER 30,            YEAR ENDED JUNE 30,
                                                        --------------------  -------------------------------
                                                          1997       1996       1997       1996       1995
                                                        ---------  ---------  ---------  ---------  ---------
Revenues..............................................      100.0%     100.0%     100.0%     100.0%     100.0%
                                                        ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Wages and benefits..................................       37.2       39.0       38.0       40.0       34.2
  Services and supplies...............................       26.2       22.0       23.7       25.4       24.8
  Rent, lease and maintenance.........................       22.3       21.9       20.3       19.3       25.6
  Depreciation and amortization.......................        5.0        4.6        5.1        3.8        3.8
  Other operating expenses............................        1.4        1.6        1.5        1.2        1.5
                                                        ---------  ---------  ---------  ---------  ---------
Total operating expenses..............................       92.1       89.1       88.6       89.7       89.9
                                                        ---------  ---------  ---------  ---------  ---------
Operating income......................................        7.9       10.9       11.4       10.3       10.1
Interest and other expenses (income), net.............       (2.9)        .9        1.0        0.2        0.6
                                                        ---------  ---------  ---------  ---------  ---------
Pretax profit.........................................       10.8       10.0       10.4       10.1        9.5
Income tax expense....................................        4.4        4.1        4.2        4.1        3.9
                                                        ---------  ---------  ---------  ---------  ---------
Net income............................................        6.4%       5.9%       6.2%       6.0%       5.6%
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------

    COMPARISON OF THE THREE MONTHS ENDED SEPTEMBER 30, 1997
     TO THE THREE MONTHS ENDED SEPTEMBER 30, 1996

    Revenues increased $28.2 million, or 20%, to $172.5 million in the quarter ended September 30, 1997 (the first quarter of the Company's 1998 fiscal year), from $144.3 million in the first quarter of fiscal 1997, due to the signing of new contracts, growth in the electronic commerce business line, formerly known as EFT, and acquisitions. This growth was achieved despite the fact that the Company's largest customer experienced a two week work stoppage in August as a result of a strike, as discussed in more detail in the following paragraph. Of the 20% increase in revenue, approximately 11% was from internal growth and 9% was from acquisitions. During the first quarter of fiscal 1998, the Company benefited from several large contracts signed during the second and third quarters of fiscal 1997, as well as continued growth in its electronic commerce line of business. The Company acquired one business during the quarter, which had historical annual revenues of approximately $1.6 million. Five business acquisitions have occurred since the first quarter of fiscal 1997. Revenues from these acquisitions were approximately $12.4 million for the quarter ended September 30, 1997.

    As noted above, the Company's largest customer experienced a work stoppage in August as a result of a national strike by a teamsters union. The strike lasted for approximately two weeks, resulting in minimal operations for the customer and, in turn, significantly reduced volumes for ACS, representing a revenue loss of over $2.0 million. Although revenues have returned to pre-strike levels, the Company has been informed that the customer also faces labor negotiations with its pilots, who have threatened work stoppages in early 1998.

    Total operating expenses were $158.9 million in the first quarter of fiscal 1998, an increase of 23.6% from $128.6 million in the first quarter of fiscal 1997. Operating expenses as a percentage of revenues increased from 89.1% in the first quarter of fiscal 1997 to 92.1% in the first quarter of fiscal 1998. This increase is primarily a result of a non-recurring $6.0 million charge to rent, lease and maintenance expense for a binding commitment to a hardware lessor to terminate a computer lease obligation prior to the expiration of its term in December 1999. This computer will be replaced with newer CMOS technology, providing improved client service and positively impacting operating income beginning in the first quarter of fiscal 1999. Exclusive of this charge, operating expenses as a percentage of revenues would have been 88.6%. Wages and benefits decreased from 39.0% of revenues in the first quarter of fiscal 1997 to 37.2% of revenues in the first quarter of fiscal 1998. The decrease is primarily a result of growth in the electronic commerce business line which offset the growth in our more labor intensive professional services businesses. Services and supplies increased to 26.2% of revenues in the first quarter of fiscal 1998, compared to 22.0% of revenues in the first quarter of fiscal 1997. The increase is primarily the result of growth in the Company's professional services and electronic commerce business lines. Rent, lease and maintenance increased to 22.3% of revenues in the first quarter of fiscal 1998, compared to 21.9% of revenues in the first quarter of fiscal 1997 as a result of the non-recurring technology upgrade charge. Depreciation and amortization increased to 5.0% of revenues in the first quarter of fiscal 1998, compared to 4.6% of revenues in the first quarter of fiscal 1997, due to capital expenditures for computer hardware and software and goodwill recorded in connection with the five acquisitions made in the last twelve months.

    Before the non-recurring charge mentioned previously, operating income increased $3.8 million, or 24.1%, to $19.6 million in the first quarter of fiscal 1998, compared to $15.8 million in the first quarter of fiscal 1997. Operating income for the quarter as a percentage of revenues was 11.4% before the charge, compared with 10.9% for the first quarter of fiscal 1997.

    Net interest and other expenses (income) changed from a $1.4 million expense in the first quarter of fiscal 1997 to $5.0 million of income in the first quarter of fiscal 1998. This change is attributable to the recognition of a $6.7 million gain upon the redemption of the Company's investment in a customer's preferred stock.

    The Company's effective tax rate of approximately 41% exceeded the federal statutory rate of 35%, due primarily to the amortization of certain acquisition-related costs that are non-deductible for tax purposes, plus the net effect of state income taxes.

    COMPARISON OF FISCAL 1997 TO FISCAL 1996

    Revenues increased $228.0 million, or 58%, to $624.5 million for fiscal 1997. Revenues from acquisitions contributed $170.9 million, while revenues from internally generated sales contributed $57.1 million to the overall increase. Outsourcing services revenues increased 61% over fiscal 1996, primarily as a result of the effect of a full year's contribution of The Genix Group, Inc. ("GENIX"), which was acquired in June 1996. In addition, a portion of the increase was attributable to new contracts signed in fiscal 1997 and the effect of a full year's contribution from contracts signed in fiscal 1996. Revenues from the image management business line increased 50% to $145.5 million, as a result of the effect of a full year's contribution of Unibase Technologies, Inc. ("UNIBASE"), which was acquired in February 1996 and the subsequent revenue growth in that subsidiary. Revenues from professional services increased 90% to $92.7 million primarily due to four acquisitions completed in fiscal 1997. Revenues generated by EFT services increased 36% to $92.9 million due to an 82% increase in the number of automated teller machines ("ATMS") processed, primarily low volume ATMs located in retail establishments.

    Total operating expenses increased $197.4 million, or 55%, to $553.1 million for fiscal 1997, as a result of ACS's higher revenues. The changes from year to year in the various operating expense categories, as a percentage of revenues, are primarily due to the mix of acquired companies across ACS's four business lines. Acquisitions in the professional services and image management business lines are relatively more labor intensive, such that wages and benefits as a percentage of revenues will generally increase while the other operating expense categories will reflect a corresponding decrease. Acquisitions in the outsourcing business line, such as Genix, will have a larger proportion of expenses related to computer hardware and software and, therefore, rent, lease, and maintenance as a percentage of revenues will increase, while the other operating expense categories will reflect a corresponding decrease. Wages and benefits expense and services and supplies expense, as a percentage of revenues, decreased from fiscal 1996 due primarily to the Genix acquisition. Rent, lease, and maintenance expense, as a percentage of revenues, increased due to the Genix acquisition and increased demand for data processing in the outsourcing services business line. Depreciation and amortization expense, as a percentage of revenues, increased due to the Genix acquisition and six acquisitions completed in fiscal 1997. During fiscal 1997, ACS recorded a charge of $6.0 million ($4.6 million in other operating expenses and $1.4 million in depreciation and amortization) relating to the consolidation of two of its mainframe data centers and the upgrading of certain computer hardware and software to newer technology. Also, during fiscal 1997, the Texas Supreme Court, in a unanimous decision, overturned a lower court's judgment against ACS for which ACS had previously accrued approximately $6 million. During the third quarter of fiscal 1997, ACS reversed this accrual to other operating expenses.

    Operating income for fiscal 1997 increased $30.7 million, or 75%, to $71.4 million. Operating income as a percentage of revenues for fiscal 1997 was 11.4% compared with 10.3% for fiscal 1996. Interest and other expenses increased as a percentage of revenues as a result of debt incurred to finance the Genix acquisition as well as the acquisitions completed in fiscal 1997. The effective tax rates for fiscal 1997 and fiscal 1996 were 41% and 40%, respectively, and exceeded the federal statutory rate of 35% due to certain non-deductible acquisition-related costs and the net effect of state income taxes.

    COMPARISON OF FISCAL 1996 TO FISCAL 1995

    In August 1995, ACS ceased providing services to its largest customer at that time, B of A Texas at the expiration of their contract, due to their migration of data processing and EFT transaction processing from ACS to their parent's systems. For the years ended June 30, 1996 and 1995, revenues from B of A Texas accounted for approximately 1% and 11% of ACS's consolidated revenues, respectively. In connection with the contract expiration, management of ACS successfully completed a cost reduction program and eliminated approximately $24 million of direct and indirect costs of ACS (see Note 12 to ACS's Consolidated Financial Statements).

    Revenues increased $83.3 million, or 27%, to $396.5 million for fiscal 1996, due primarily to internally generated sales growth and acquisitions. Excluding revenues from B of A Texas, fiscal 1996 revenues increased almost 41% over fiscal 1995.

    Outsourcing services revenues, excluding B of A Texas, increased 21% due to an increase in new accounts processed and higher volumes processed for existing significant commercial outsourcing customers. Fiscal 1996 revenues for outsourcing services were $182.4 million, which included $3.8 million in revenues from B of A Texas. Revenues earned from the image management business line increased 47% to $96.7 million due to the acquisition of Unibase in February 1996 and three acquisitions consummated by Dataplex Corporation, a wholly-owned subsidiary of ACS. Professional services, which was created with the January 1995 acquisition of The Systems Group, Inc. ("TSG", later named Technical Directions, Inc.), contributed $48.9 million to consolidated revenues, an increase of 462% over fiscal 1995, due to the full year effect of the TSG acquisition as well as three other acquisitions made during fiscal 1996. Revenues earned from EFT transaction processing, excluding B of A Texas, increased by 22% due primarily to an increase in the number of ATMs processed, primarily low-volume ATMs. Fiscal 1996 revenues for EFT transaction processing were $68.5 million, which included $0.9 million in revenues from B of A Texas.

    Total operating expenses were $355.8 million in fiscal 1996, an increase of 26% over fiscal 1995, which is consistent with the increase in revenues. Wages and benefits as a percentage of revenues increased due to the growth in the professional services line of business and the acquisition of Unibase, all of which are labor intensive businesses. Excluding the effect of these businesses, wages and benefits were unchanged as a percentage of revenues. The net 6% decrease in rent, lease, and maintenance as a percentage of revenues was due primarily to the acquisitions in fiscal 1996 of the labor intensive businesses described above and economies of scale within commercial outsourcing services. In addition, fiscal 1996 rent, lease, and maintenance expense was reduced by $3.0 million of amortization of the B of A Texas accrual compared to $8.5 million of additional expenses accrued in fiscal 1995 (see Note 12 to ACS's Consolidated Financial Statements).

    Operating income increased $9.2 million, or 29%, in fiscal 1996 compared to fiscal 1995 due to internal growth and acquisitions. Interest and other net expenses decreased slightly as a percentage of revenues due to a decrease in average debt outstanding in fiscal 1996 as a result of the stock offerings completed by ACS in fiscal 1996 and 1995, offset by an increase in minority interest expense resulting from certain fiscal 1996 and 1995 acquisitions. The effective tax rates for fiscal 1996 and fiscal 1995 were approximately 40% and 41%, respectively, and exceeded the statutory rate of 35% due to certain non-deductible acquisition-related costs and the net effect of state income taxes.

    LIQUIDITY AND CAPITAL RESOURCES

    At September 30, 1997, the Company's liquid assets, consisting of cash and cash equivalents, totaled $16.8 million compared to $21.3 million at June 30, 1997. These liquid assets included $7.5 million ($6.7 million at June 30, 1997) borrowed under a revolving credit facility (the "ATM CASH FACILITY") for use in the Company's automated teller machines. Working capital was $61.2 million and $65.8 million at September 30, 1997 and June 30, 1997, respectively, a decrease of $4.6 million primarily due to the accrual of the non-recurring charge for upgrading to newer technology.

    Net cash provided by operating activities was $5.5 million for the first three months of fiscal 1998, compared with $9.1 million provided by operating activities during the first three months of fiscal 1997. The decline is primarily due to changes in ATM cash balances during the two periods. The Company generated $4.0 million in cash from investing activities for the quarter ended September 30, 1997, due to the $12.6 million received from the redemption of a preferred stock investment offset by $6.6 million in capital expenditures and other uses of cash during the quarter. During the first quarter of fiscal 1997, the Company used $23.6 million in cash for investing activities, including $15.5 million for acquisitions and $9.1 million for capital expenditures. Cash flow from financing activities decreased $21.3 million in the first quarter of fiscal 1998 as compared to the first fiscal quarter of 1997 due primarily to repayments of long-term debt of $15.8 million in the current period versus net borrowings of $11.0 million in the prior period.

    During the first quarter of fiscal 1998, the Company increased its available line of credit from $125 million to $200 million under an unsecured revolving credit facility (the "CREDIT FACILITY"). Borrowings under the Credit Facility as of September 30, 1997 were $67.7 million. After considering outstanding letters of credit, the Company has approximately $130.2 million available for use under the Credit Facility. The Company has an ATM Cash Facility of $11 million, of which $7.5 million was outstanding as of September 30, 1997. This facility expires December 1997 at which time the Company expects to renew or replace the facility at comparable terms. The Company also has two vault cash custody agreements with financial institutions which provide the use of up to $52.0 million in cash for use in Company-owned ATMs. The amount of cash outstanding under the cash custody agreements at September 30, 1997 was approximately $32.0 million and is not an asset or liability of the Company and therefore not recorded on the Company's consolidated balance sheets. Recently enacted federal regulations governing financial institutions' cash requirements have allowed financial institutions to significantly reduce their vault cash reserves. Accordingly, this may limit ACS's ability to secure similar cash custody agreements when its current arrangements expire in July 1998 and January 1999.

    The Company's management believes that available cash and cash equivalents, together with cash generated from operations and available borrowings under its credit facilities, will provide adequate funds for the Company's anticipated needs, including working capital, capital expenditures and ATM cash requirements. Management also believes that cash provided by operations will be sufficient to satisfy all existing debt obligations as they become due. Additional acquisition opportunities, however, requiring significant commitments of capital may arise. In order to pursue such opportunities, the Company may be required to incur debt or to issue additional potentially dilutive securities in the future. No assurance can be given as to the Company's future acquisition and expansion opportunities and how such opportunities would be financed.

SELECTED CDSI HISTORICAL FINANCIAL INFORMATION

    The selected consolidated financial data set forth below for the three month periods ended September 30, 1997 and September 30, 1996 are derived from unaudited financial statements, which, in the opinion of management of CDSI, reflect all adjustments, consisting only of normal, recurring adjustments necessary to present fairly the information set forth. The results for the three months ended September 30, 1997 are not indicative of the results that may be expected for any other interim period or for the year as a whole. The selected consolidated financial data for the fiscal years ended June 30, 1997, 1996, 1995, 1994, and 1993, respectively, are derived from the Consolidated Financial Statements of CDSI, which were audited by Ernst & Young LLP, independent accountants, and which are, for fiscal years ended June 30, 1997, 1996, and 1995, incorporated herein by reference to the CDSI Annual Report on Form 10-K for the fiscal year ended June 30, 1997. The following selected consolidated financial data of CDSI are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements of CDSI and accompanying Notes thereto incorporated by reference herein and "Selected Financial Information-- CDSI Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                     THREE MONTHS ENDED
                                        SEPTEMBER 30                       YEAR ENDED JUNE 30
                                    --------------------  -----------------------------------------------------
                                      1997       1996       1997       1996       1995       1994       1993
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........................  $  92,519  $  70,073  $ 304,392  $ 251,099  $ 220,667  $ 205,923  $ 180,958
Costs and expenses................     87,184     65,455    285,667    235,369    207,904    193,706    172,246
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations............      5,335      4,618     18,725     15,730     12,763     12,217      8,712
Interest income and expense, net..       (757)        14         51        268        420        290         71
Minority interest.................       (161)    --           (200)    --         --         --         --
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes........      4,417      4,632     18,576     15,998     13,183     12,507      8,783
Income tax expense................      1,976      1,847      7,420      6,229      5,132      4,778      3,276
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Income........................  $   2,441  $   2,785  $  11,156  $   9,769  $   8,051  $   7,729  $   5,507
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Income per Common Share.......  $     .38  $     .46  $    1.80  $    1.65  $    1.36  $    1.31  $     .97
Dividends per Common Share........  $     .06  $     .06  $     .12  $     .11  $     .10  $     .09  $     .08
Total assets......................  $ 185,886  $ 107,966  $ 187,450  $ 103,054  $  84,923  $  77,296  $  68,189
Long-term debt....................  $  39,432     --      $  41,146     --         --      $   4,533  $   6,133

CDSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    COMPARISON OF THE THREE MONTHS ENDED SEPTEMBER 30, 1997 TO THE
     THREE MONTHS ENDED SEPTEMBER 30, 1996

    Revenues for the quarter ended September 30, 1997 were $92,519,100 as compared to $70,073,200 in the comparable quarter last year. Revenues increased 32%, of which 22% derived from the June 1997 acquisition of ASEC.

    Costs and expenses grew by 33%, a slightly higher rate compared to the increase in revenues. This was due primarily to $670,300 of amortization of the intangible assets that were created in the ASEC acquisition. The amortization expense in the first year is higher than it will be in subsequent year because a portion of the intangible assets were attributed to ASEC's existing contracts. This value is being amortized over the contracts' periods of performance.

    Income from operations increased due to the higher revenues noted above. Operating margins decreased due primarily to the amortization referenced above.

    Interest income and expense, net decreased due to the interest expense of $796,600, arising primarily from the debt incurred to finance the ASEC acquisition.

    The provision for income taxes increased as a result of higher federal and state effective tax rates due to the nondeductibility of the amortization of the intangibles arising from the ASEC acquisition.

    Net income declined from last year's comparable quarter primarily due to the impact of the ASEC acquisition, which resulted in higher amortization expense, interest expense, and effective tax rates.

    COMPARISON OF FISCAL 1997 TO FISCAL 1996

    Revenues in fiscal year 1997 increased approximately 21% over fiscal 1996. The increase was primarily due to increased requirements on the CDSI Business Application Solutions' ("CDSI BAS") contract with Department of Education, which accounted for approximately 66% of the revenue increase. The remainder of the revenue increase was principally due to increased requirements on CDSI's two General Services Administration contracts and to a lesser extent added revenues from CDSI's subsidiaries, GuaranTec, LLP ("GUARANTEC") and ASEC. In fiscal year 1997, CDSI Information Technology Solutions ("CDSI ITS") accounted for 55% of consolidated revenues and 33% of income from operations. CDSI BAS accounted for 41% of consolidated revenues and 67% of income from operations. The shift in income from operations on a percent basis from ITS to BAS is principally attributable to reduced margins to date on some of CDSI's recent recompetition wins.

    Costs and expenses increased slightly more than 21% in fiscal year 1997. The major contributor to the increase in costs was the increase in subcontractor costs primarily related to CDSI BAS. CDSI also continued to incur costs related to a CDSI subsidiary's contract with the Banco Social de Cordoba, in Cordoba, Argentina (the "ARGENTINA CONTRACT") without any corresponding increase in revenue. In addition, costs related to the startup of CDSI Solutions, Inc. ("CDSI SOLUTIONS"), the operations of GuaranTec, and the acquisition of ASEC were incurred for the first time.

    Income from operations grew to $18,724,700 as compared to $15,730,100 in fiscal 1996, a 19% increase, primarily due to the increase in revenues. Operating margins decreased slightly from 6.3 to 6.2%. This decrease was due to the lower margins on contract recompetes and the startup investment in CDSI Solutions.

    Interest income and expense, net decreased principally as a result of the interest and amortization charges relating to the ASEC acquisition, and continued periodic line of credit borrowings to fund accounts receivable growth and other working capital needs.

    The provision for income taxes increased due to higher operating income before income taxes.

    Net income increased by $1,387,200 due to the increase in operating revenues resulting from the ability to sustain operating margin levels while achieving revenue growth.

    COMPARISON OF FISCAL 1996 TO FISCAL 1995

    Revenues in fiscal year 1996 increased approximately 14% from 1995. The increase resulted primarily from the CDSI BAS' Department of Education contract. CDSI BAS revenues grew 95% primarily as a result of $42 million growth in the Department of Education contract. The expiration of a large CDSI ITS contract during 1995 and the reduced scope on the Department of Energy contract partially offset the increase in revenues. In fiscal year 1996, CDSI ITS accounted for 65% of consolidated revenues and 60% of income from operations. CDSI BAS accounted for 35% of consolidated revenues and 40% of income from operations for the year.

    Costs and expenses increased approximately 13%. Costs which contributed to the increase in expenses included a significant increase in subcontractor costs primarily related to CDSI BAS' Department of Education contract, investments in software for CDSI's internal systems, and continued emphasis on marketing initiatives.

    Income from operations was $15,730,100 compared to $12,763,200 in the prior period. Operating margins increased to 6.3% from 5.7%. Margins increased principally as a result of higher volume levels on contracts in both segments. Concurrent with the higher revenue volumes, reductions in I.E.FARS-Registered Trademark-proprietary development costs, proposal protest costs, and proposal costs related to the Argentina Contract aided the margin improvement.

    Interest income and expense, net decreased by $152,000 due to higher investment gains more than offset by increased interest expense arising from larger borrowing under CDSI line of credit for equipment commitments on the Argentina Contract and accounts receivable growth.

    The provision for income taxes increased due to higher operating income before income taxes.

    Net income increased by $1,718,300 due to improved operating results.

    LIQUIDITY

    Total assets were $185,885,600 at September 30, 1997, as compared to $187,450,000 at June 30, 1997, a change of less than 1%. Working capital basically remained stable, decreasing by approximately $389,000 since June 30, 1997. The decrease is attributed primarily to the quarterly debt service on the note payable arising from the ASEC acquisition.

    For the three months ended September 30, 1997, the Company expects to cover investing and financing cash needs from cash flow from operations. Working capital of $44.7 million at September 30, 1997 is substantially unchanged from $45.1 million at June 30, 1997. The improvement in cash from operations is primarily attributable to accounts receivable collections.

    In June 1997, CDSI entered into a bank credit facility, including a $50 million term loan for the purchase of ASEC. The term loan is repayable quarterly based on a seven-year straight-line amortization schedule, with a final maturity in June 2002. In the quarter ended September 30, 1997, the primary financing activity was the quarterly debt repayment, which was made in September.

    The primary investing activity is capital expenditures. The Company expects capital expenditures to be in the $4,000,000 range for the 1998 fiscal year. The planned expenditures are for completion of the implementation of a subsidiary's contract with the Banco Social de Cordoba, in Cordoba, Argentina and other internal uses. These expenditures are anticipated to be funded from internally generated working capital and existing credit facilities.

    To provide for short-term fluctuations in cash needs, as well as flexibility for financing future acquisitions, the Company has $25 million available under a three-year revolving line of credit.

                   MARKET PRICE DATA AND DIVIDEND INFORMATION

MARKET AND PRICE DATA

    Since February 5, 1997, ACS Class A Common Stock has been traded on the NYSE under the symbol "AFA"; prior to that date, it was traded on NASDAQ. CDSI Common Stock is traded on NASDAQ under the symbol "CDSI." The following table sets forth the range of high and low sales prices for ACS Class A Common Stock for the periods from July 1, 1994 through November 10, 1997, as reported on NASDAQ through February 5, 1997 and thereafter on the NYSE. The table also sets forth the range of high and low sales prices for CDSI Common Stock for the periods from July 1, 1994 through November 10, 1997, as reported on NASDAQ. The price quotations on NASDAQ reflect inter-dealer prices, without adjustment for retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

                                                            ACS                   CDSI
                                                     ------------------    ------------------
                                                      HIGH        LOW       HIGH        LOW
                                                     -------    -------    -------    -------
FISCAL YEAR ENDED JUNE 30, 1998
  First Quarter....................................  $2915/16   $245/16    $501/4     $27
  Second Quarter (through November 10, 1997)          261/2      22         453/4      39

FISCAL YEAR ENDED JUNE 30, 1997
  First Quarter....................................   32         211/8      251/8      20
  Second Quarter...................................   32         243/4      321/2      223/8
  Third Quarter....................................   301/4      191/2      38         293/8
  Fourth Quarter...................................   285/8      203/4      333/8      201/2

FISCAL YEAR ENDED JUNE 30, 1996
  First Quarter....................................   161/8      137/8      113/4       95/8
  Second Quarter...................................   191/4      143/8      16         10
  Third Quarter....................................   211/2      167/8      191/4      113/4
  Fourth Quarter...................................   267/8      203/4      241/4      151/2

FISCAL YEAR ENDED JUNE 30, 1995
  First Quarter....................................   10          81/2      141/4      103/4
  Second Quarter...................................   113/4       95/8      121/2       83/4
  Third Quarter....................................   151/4       97/8      101/2       81/2
  Fourth Quarter...................................   153/4      123/8      111/4       91/2

    On September 19, 1997, the last trading day prior to the public announcement of the Merger, the closing sale price per share of ACS Class A Common Stock as reported by the NYSE was $29 3/8. On September 19, 1997, there were 52 holders of record of ACS Class A Common Stock, and there were 29,495,859 shares of ACS Class A Common Stock issued and outstanding.

    On September 19, 1997, the last trading day prior to the public announcement of the Merger, the closing sale price per share of CDSI Common Stock as reported by NASDAQ was $36 1/4. The market price per share of ACS Class A Common Stock issuable in exchange for one share of CDSI Common Stock, based upon the Exchange Ratio would have been approximately $51 5/8 on September 19, 1997. On September 19, 1997, there were 625 holders of record of CDSI Common Stock, and there were 6,286,799 shares of CDSI Common Stock issued and outstanding.

    ACS Class A Common Stock was listed on NASDAQ on September 26, 1994, at the time of ACS's initial public offering. As of February 5, 1997, ACS Class A Common Stock was delisted on NASDAQ and listed on the NYSE.

    Following the Merger, ACS Class A Common Stock will continue to be traded on the NYSE. Following the Merger, CDSI Common Stock will cease to be traded, and there will be no further market for such stock. Because the market price of ACS Class A Common Stock is subject to fluctuation, the market value of the shares of ACS Class A Common Stock that holders of CDSI Common Stock will receive in the Merger may increase or decrease prior to the Effective Date. See "Risk Factors--Fixed Exchange Ratio;" "Risk Factors--Shares Available for Future Sale."

DIVIDEND POLICY

    To date, ACS has not paid any cash dividends on its common stock. ACS intends to continue to retain earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Under the terms of its unsecured revolving Credit Facility, ACS is prohibited from paying dividends in any fiscal year in a total amount that would exceed 50% of ACS's net income for the preceding fiscal year. Any future determination to pay dividends will be at the discretion of the ACS Board and will be dependent upon ACS's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the ACS Board deems relevant.

    CDSI has paid semi-annual dividends since 1976. In the event the Merger is approved and shares of CDSI Common Stock are converted into shares of ACS Class A Common Stock, the payment and amount of dividends after the Merger, if any, will be determined by the ACS Board. ACS intends to continue to retain earnings from CDSI for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In the event the Merger is not approved, the payment and amount of any future dividends to stockholders who continue to own CDSI Common Stock will necessarily depend upon then existing conditions, including CDSI's earnings, financial condition, working capital requirements, and other factors.

                           INFORMATION CONCERNING ACS

    The following is a summary of certain information contained in the ACS Annual Report on Form 10-K, which is incorporated by reference herein, and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in the ACS Annual Report on Form 10-K.

OVERVIEW

    ACS is a nationwide provider of information technology services and EFT transaction processing. ACS's information technology services include data processing outsourcing, image management, and professional services. ACS services are provided to customers with time-critical, transaction-intensive information processing needs.

    ACS's data processing outsourcing services are provided to a variety of commercial customers nationwide, including retailers, healthcare providers, telecommunications companies, wholesale distributors, manufacturers, utilities, financial institutions, and insurance companies. ACS utilizes a variety of proprietary and third party industry-standard software packages that can be matched with the appropriate hardware platform to provide flexible and cost-effective solutions to customer requirements. ACS is capitalizing on the trend toward client-server computing by providing consulting and transitional outsourcing services, including network and desktop computer management, to companies that are changing to these distributed platform environments. ACS offers image management services such as electronic imaging, document imaging, record storage and retrieval services, micrographics processing services, and high speed data capture services. ACS's professional services include contract programming and technical support, as well as network design and systems integration. ACS's EFT transaction processing business consists primarily of the operation of a proprietary ATM network consisting of ACS owned ATMs as well as ATMs owned by third parties. According to an industry publication, ACS's MoneyMaker-SM- ATM network ("MONEYMAKER") is the second largest non-bank ATM network in the United States. ACS operates a national network of host and remote data centers that enables ACS to process transactions for its outsourcing and EFT customers in a rapid, cost-effective manner.

    ACS was formed in 1988 as a Delaware corporation and on September 26, 1994 completed an initial public offering ("IPO") of 2.3 million shares of ACS Class A Common Stock (which number is not adjusted to reflect the November 1996 2 for 1 stock split of ACS Class A Common Stock) after having completed a restructuring in connection with the IPO, which included the spin-off of certain subsidiaries to its stockholders effective June 30, 1994. ACS completed two secondary offerings, in March 1996 and June 1996, respectively, for an aggregate of approximately 4.1 million new shares of ACS Class A Common Stock, (which number is not adjusted to reflect the November 1996 2 for 1 stock split of ACS Class A Common Stock) primarily to repay debt incurred with fiscal 1996 acquisitions, including debt incurred in connection with its acquisition of Genix on June 21, 1996.

LEGAL PROCEEDINGS

    On February 21, 1997, the Texas Supreme Court, in a unanimous decision, overturned a lower court judgment against ACS, its Chairman, and a former director. The judgment originated from a matter styled ACS INVESTORS, INC., ET. AL. V. THOMAS MCLAUGHLIN AND JOHN LAZOVICH, where the trial court had rendered a verdict in favor of Messrs. McLaughlin and Lazovich on causes of action for tortious interference with a 1986 agreement related to the acquisition of an electronic benefit transfer business. The total amount of the judgment was approximately $9.5 million, including pre- and post-judgment interest. ACS pursued its appeal of the judgment through the Fifth District Court of Appeals in Dallas, Texas and then with the Texas Supreme Court, culminating in the favorable decision in February 1997. The plaintiffs' motion for reconsideration by the Texas Supreme Court was subsequently denied.

    Eighteen former employees of Gibraltar Savings Association and/or First Texas Savings Association (collectively, "GSA/FTSA") have brought suit in Texas state court alleging entitlement to 336,864 shares of ACS's Class A Common Stock pursuant to options issued to GSA/FTSA employees in 1988 in connection with a former data processing services agreement between GSA/FTSA and ACS. ACS has received demands from two other former GSA/FTSA employees with respect to similarly situated options covering 38,801 shares of ACS's Class A Common Stock, and there are seven other former GSA/FTSA employees who were issued similarly situated options allegedly covering 129,631 shares of ACS's Class A Common Stock. The per share exercise price for each of these options, as adjusted for the Company's 1994 reclassification and its 1996 two-for-one stock split, is alleged to be $.38. ACS believes that it has meritorious defenses to all or substantial portions of these matters and plans to vigorously defend against them. However, should the proceedings not be favorably resolved, ACS may be subject to a material non-cash charge.

    On October 10, 1995, ACS filed a counterclaim against National Convenience Stores, Incorporated ("NCS") alleging that NCS had breached a contract with ACS and seeking unspecified damages. This counterclaim was filed in response to an action filed by NCS against ACS in the 101st Judicial District Court in Dallas, Texas seeking a declaratory judgment that NCS is not contractually obligated to allow ACS to review and match any third party proposal to process automated teller machines in NCS stores upon expiration of the contract with ACS, pursuant to its terms, on December 1, 1995. On March 12, 1997, ACS added NCS's and ACS's former mutual commercial banker as a defendant in the counterclaim. ACS intends to vigorously oppose this action and to pursue the claims asserted in the counterclaim.

    In addition to the foregoing, ACS is subject to certain other legal proceedings, claims, and disputes which arise in the ordinary course of its business. Although ACS cannot predict the outcomes of these legal proceedings, ACS's management does not believe these actions will have a material adverse effect on ACS's financial position, results of operations, or liquidity. However, if unfavorably resolved, these proceedings could have a material adverse effect on ACS's financial position, results of operations, and liquidity.

DESCRIPTION OF ACS CAPITAL STOCK

    ACS is currently authorized to issue up to 75,000,000 shares of ACS Class A Common Stock, up to 6,405,686 shares of ACS Class B Common Stock, and up to 3,000,000 shares of ACS Preferred Stock. As of September 19, 1997, ACS had issued and outstanding 29,495,859 shares of ACS Class A Common Stock held by 52 stockholders of record and 6,405,686 shares of ACS Class B Common Stock held by one holder of record. As of September 19, 1997, there were no shares of Preferred Stock issued and outstanding. At the ACS Annual Meeting, the ACS stockholders will consider an amendment to the ACS Charter to increase the number of authorized shares of ACS Class A Common Stock from 75,000,000 to 500,000,000 and of ACS Class B Common Stock from 6,405,686 to 14,000,000.

    The relative rights and limitations of the ACS Class A Common Stock, the ACS Class B Common Stock, and the ACS Preferred Stock are summarized below. The following summary description of the ACS capital stock is qualified in its entirety by reference to the ACS Charter and the ACS Bylaws, copies of which have been filed as exhibits to ACS's reports or registration statements filed with the Commission.

    ACS PREFERRED STOCK

    The ACS Board has the authority, without further action by the stockholders, to issue up to 3,000,000 shares of ACS Preferred Stock in one or more series and to fix the rights, preferences, privileges, and restrictions granted to or imposed upon any unissued shares of ACS Preferred Stock and to fix the number of shares constituting any series and the designations of such series. The issuance of ACS Preferred Stock could adversely affect the voting power of the holders of common stock and the likelihood that such holders will receive dividend payments, and payments upon liquidation and may have the effect of delaying, deferring, or preventing a change in control of ACS.

    ACS CLASS A COMMON STOCK AND ACS CLASS B COMMON STOCK

    VOTING RIGHTS. Each share of ACS Class A Common Stock is entitled to one vote and each share of ACS Class B Common Stock is entitled to ten votes per share on all matters submitted to a vote of the stockholders. Except as otherwise provided by law, ACS Class A Common Stock and ACS Class B Common Stock vote together as a single class on all matters presented for a vote of the stockholders. Neither class of ACS Class A Common Stock has cumulative voting rights.

    CONVERSION. ACS Class A Common Stock has no conversion rights. Each Share of ACS Class B Common Stock is convertible at any time, at the option of and without cost to the stockholder, into one share of ACS Class A Common Stock upon surrender to ACS's Transfer Agent of the certificate or certificates evidencing the ACS Class B Common Stock to be converted, together with a written notice of the election of such stockholder to convert such shares into ACS Class A Common Stock. Shares of ACS Class B Common Stock will also be automatically converted into shares of ACS Class A Common Stock on the occurrence of certain events described below. Once shares of ACS Class B Common Stock are converted into shares of ACS Class A Common Stock, such shares may not be converted back into ACS Class B Common Stock.

    RESTRICTION ON TRANSFER OF ACS CLASS B COMMON STOCK. No person or entity holding shares of ACS Class B Common Stock (a "CLASS B HOLDER") may transfer such shares, whether by sale, assignment, gift, bequest, appointment, or otherwise, except to a Permitted Transferee (as hereinafter defined). In the case of a Class B Holder who is a natural person and the beneficial owner of shares of ACS Class B Common Stock to be transferred, a Permitted Transferee consists of (i) such Class B Holder's spouse; provided, however, that upon divorce, any ACS Class B Common Stock held by such spouse shall automatically be converted into ACS Class A Common Stock, (ii) any lineal descendant of any great-grandparent of such Class B Holder, including adopted children, and such descendant's spouse (such descendants and their spouses, together with such Class B Holder's spouse, are referred to as "family members"), (iii) the trustee of a trust for the sole benefit of such Class B Holder or any of such Class B Holder's family members,

(iv) any charitable organization established by such Class B Holder or any of such Class B Holder's family members, and (v) any partnership made up exclusively of such Class B Holder and any of such Class B Holder's family members or any corporation wholly-owned by such Class B Holder and any of such Class B Holders' family members; provided that, if there is any change in the partners of such partnership or in the stockholders of such corporation that would cause such partnership or corporation no longer to be a Permitted Transferee, any ACS Class B Common Stock held by such partnership or corporation shall automatically be converted into ACS Class A Common Stock. In the case of a Class B Holder that is a partnership or corporation, a Permitted Transferee consists of (i) such partnership's partners or such corporation's stockholders, as the case may be, (ii) any transferor to such partnership or corporation of shares of ACS Class B Common Stock after the record date of the initial distribution of ACS Class B Common Stock and (iii) successors by merger or consolidation. In the case of a Class B Holder that is an irrevocable trust on the record date of the distribution of ACS Class B Common Stock, a Permitted Transferee consists of (i) certain successor trustees of such trust, (ii) any person to whom or for whose benefit principal or income may be distributed under the terms of such trust or any person to whom such trust may be obligated to make future transfers, provided such obligation exists prior to the date such trust becomes a holder of ACS Class B Common Stock, and (iii) any family member of the creator of such trust. In the case of a Class B Holder that is any trust other than an irrevocable trust on the date of the distribution of ACS Class B Common Stock, a Permitted Transferee consists of (i) certain successor trustees of such trust and (ii) the person who established such trust and such person's Permitted Transferees. Upon the death or permanent incapacity of any Class B Holder, such Holder's ACS Class B Common Stock will automatically convert into shares of Class A Common Stock. Upon the expiration of ninety days after the death or permanent incapacity of Darwin Deason or upon the conversion by Mr. Deason of all the ACS Class B Common Stock beneficially owned by him, any and all shares of ACS Class B Common Stock will automatically convert into shares of ACS Class A Common Stock.

    Subject to compliance with applicable securities laws, shares of ACS Class B Common Stock are freely transferable among Permitted Transferees, but any other transfer of ACS Class B Common Stock will result in its automatic conversion into ACS Class A Common Stock. The restriction on transfers of shares of ACS Class B Common Stock to other than a Permitted Transferee may preclude or delay a change in control of the Company.

    DIVIDENDS AND LIQUIDATION RIGHTS. The holders of ACS Class A Common Stock and ACS Class B Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the ACS Board may from time to time determine. Upon liquidation and dissolution of ACS, the holders of ACS Class A Common Stock and ACS Class B Common Stock are entitled to receive all assets available for distribution to stockholders.

    OTHER RIGHTS. The holders of ACS Class A Common Stock and ACS Class B Common Stock are not entitled to preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable to such common stock.

    WARRANT

    In January 1989, ACS entered into a ten-year data processing contract and issued a warrant to a data processing customer under an agreement (the "WARRANT AGREEMENT"), which became exercisable in part in January 1996. The Warrant Agreement entitles the customer to purchase 793,188 shares of ACS Class A Common Stock for an aggregate purchase price equal to (i) $4,700,000 plus (ii) $230,000 for each full 12-month period that has elapsed from December 31, 1988. In addition, the aggregate purchase price is increased by 10% per annum, accrued daily but not compounded. Shares of ACS Class A Common Stock may be purchased under the Warrant Agreement in increments which commenced on January 1, 1996, as follows: up to 198,298 shares from January 1, 1996 through December 31, 1996; up to 198,298 shares from January 1, 1997 through December 31, 1997, plus any shares not purchased in the prior year; up to 198,296 shares from January 1, 1998 through December 31, 1998, plus any shares not purchased in the prior two years; and up to 198,296 shares on January 2, 1999, plus any shares not purchased in the prior three years. As of September 19, 1997, no shares have been purchased pursuant to the Warrant Agreement. The purchase price for any shares purchased in 1997 would be $16.02 per share, plus accrued daily interest, $17.91 per share for shares purchased in 1998, plus accrued daily interest; and $19.99 per share for shares purchased through January 2, 1999, plus accrued daily interest. The Warrant Agreement expires on the earlier of (i) January 2, 1999 or (ii) any termination of the customer's data processing contract with ACS. In connection with entering into the data processing contract, the customer also acquired 793,188 shares of ACS Class A Common Stock, which shares were subject to certain forfeiture provisions relating to any early termination of the data processing contract.

    RIGHTS AGREEMENT

    On August 5, 1997, ACS entered into a rights agreement (the "RIGHTS AGREEMENT") and authorized and declared a dividend distribution of one right (a "RIGHT") for each share of ACS Class A Common Stock and one Right for each share of ACS Class B Common Stock, each as outstanding at the close of business on August 25, 1997. ACS Class A Common Stock and ACS Class B Common Stock issued after August 25, 1997 will be issued with an associated Right. Each Right entitles the registered holder to purchase from ACS one share of ACS Class A Common Stock at an exercise price of $150.00 per share, subject to adjustment from time to time.

    The description and terms of the Rights are set forth in the Rights Agreement attached as an exhibit to each of the ACS Current Report on Form 8-K dated August 20, 1997 and Registration Statement on Form 8-A dated August 21, 1997, which documents are incorporated by reference herein.

                                 ACS MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF ACS

    The following table sets forth certain information about the current directors, nominees for director, and executive officers of ACS.

    NOMINEES FOR ELECTION AS DIRECTOR

    The following table lists the name and principal occupation of each nominee and the year in which each nominee was first elected as a director of ACS.

                                                                                                          SERVED AS
                                                                                                          DIRECTOR
NAME                                                        PRINCIPAL OCCUPATION                            SINCE
------------------------------------  -----------------------------------------------------------------  -----------
Darwin Deason*......................  Chairman of the Board and Chief Executive Officer                        1988
Jeffrey A. Rich*....................  President and Chief Operating Officer                                    1991
Henry G. Hortenstine**..............  Executive Vice President                                                 1996
Joseph P. O'Neill**.................  President and Chief Executive Officer, Public Strategies,                1994
                                        Washington, Inc.
Frank A. Rossi**....................  Chairman of the Board, FAR Holdings Company, L.L.C.                      1994
Clifford M. Kendall**...............  Chairman of the Board, CDSI                                            --
Mark A. King***.....................  Executive Vice President and Chief Financial Officer                     1996
David W. Black***...................  Executive Vice President, Secretary and General Counsel                  1995
Peter A. Bracken***.................  Chief Executive Officer and President, CDSI                            --

------------------------

  * Nominee for Class I director

 ** Nominee for Class II director

*** Nominee for Class III director

    BUSINESS EXPERIENCE OF NOMINEES

    Set forth below is certain information with respect to each of the nominees for the office of director.

    DARWIN DEASON, age 57, has served as Chairman of the Board and Chief Executive Officer of ACS since its formation in 1988. Prior to the formation of ACS, Mr. Deason spent 20 years with MTech Corp ("MTECH"), a data processing subsidiary of MCorp, a bank holding corporation based in Dallas, Texas ("MCORP"), serving as MTech's Chief Executive Officer and Chairman of the Board from 1978 until April 1988, and served on the board of various subsidiaries of MTech and MCorp. Prior to that, Mr. Deason was employed in the data processing department of Gulf Oil in Tulsa, Oklahoma. Mr. Deason has over 30 years of experience in the information technology services industry.

    JEFFREY A. RICH, age 37, has served as President and Chief Operating Officer of ACS since April 1995 and as a director of ACS since August 1991. Mr. Rich joined ACS in 1989 as Senior Vice President and Chief Financial Officer and was named Executive Vice President in 1991. Prior to joining ACS, Mr. Rich served as a Vice President of Citibank N.A. from March 1986 through June 1989, and also served as an Assistant Vice President of InterFirst Bank Dallas, N.A. from 1982 until March 1986.

    HENRY G. HORTENSTINE, age 53, has served as Executive Vice President of ACS since March 1995 and as a director of ACS since September 1996. Prior to that time, he served as Senior Vice President--Business Development from July 1993 to March 1995. Mr. Hortenstine was engaged by ACS as a consultant providing various business and corporate development services from 1990 to July 1993. Prior to that, he was Senior Executive Vice President of Lomas Mortgage USA, a subsidiary of Lomas Financial Corporation, from 1987 to 1989.

    JOSEPH P. O'NEILL, age 50, has served as a director of ACS since November 1994 and also serves as a consultant to ACS. Mr. O'Neill has served as President and Chief Executive Officer of Public Strategies Washington, Inc., a public affairs and consulting firm, since March 1991, and from 1985 through February 1991, served as President of the National Retail Federation, a national association representing United States retailers. Mr. O'Neill also is a director of Careerstaff, Inc.

    FRANK A. ROSSI, age 59, has served as a director of ACS since November 1994 and also serves as a consultant to ACS. Mr. Rossi has served as Chairman of FAR Holdings Company, L.L.C., a private investment firm, since February 1994, and before that was employed by Arthur Andersen & Co. for over 35 years. Mr. Rossi served in a variety of capacities for Arthur Andersen since 1959, including Managing Partner/Chief Operating Officer and as a member of the firm's Board of Partners and Executive Committee.

    CLIFFORD M. KENDALL, age 66, has been with CDSI since its founding in 1968 and is currently Chairman of the Board of Directors of CDSI. From 1970 to 1991, Mr. Kendall served as Chief Executive Officer of CDSI. Mr. Kendall also currently serves as the Chairman of the Board of Objective Communications, Inc.

    MARK A. KING, age 40, has served as Executive Vice President and Chief Financial Officer of ACS since May 1995 and as a director since May 1996. Mr. King joined ACS in November 1988 as Chief Financial Officer of various ACS subsidiaries. Prior to joining ACS, Mr. King was Vice President and Assistant Controller of MTech. Mr. King has over 18 years of finance and accounting experience, including over 11 years of experience with the information technology services industry.

    DAVID W. BLACK, age 35, has served as Executive Vice President, Secretary, and General Counsel and as a director of ACS since May 1995. Mr. Black joined ACS in February 1995 as Associate General Counsel. Prior to that time, Mr. Black was an attorney engaged in private practice in Dallas from 1986 through January 1995.

    PETER A. BRACKEN, age 56, joined CDSI in May 1996 as Chief Executive Officer and President. From 1986 to 1996, Mr. Bracken was employed by Martin Marietta Corporation (now Lockheed Martin Corporation), most recently as President of the Information Sciences Group. Before joining Martin

Marietta in 1986, Mr. Bracken served as Director of Mission Operation and Data Systems for NASA's Goddard Space Flight Center.

    Except as set forth above, none of the nominees holds a directorship in any company with a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended.

    BUSINESS EXPERIENCE OF OTHER EXECUTIVE OFFICERS

    Set forth below is certain information with respect to other executive officers of ACS:

    THOMAS G. CONNOR, age 55, has served as Executive Vice President of ACS since July 1988 and is also Chairman of the Board and Chief Executive Officer of Dataplex Corporation, ACS's image management subsidiary. Prior to joining ACS, Mr. Connor served as Executive Vice President and General Manager of MTech's Northern Region. Mr. Connor has over 30 years of experience in the information technology services industry.

    PAMELA A. SIMMONS, age 40, has served as Executive Vice President of ACS since July 1997. Ms. Simmons joined ACS in July 1989 as Human Resources Manager. Prior to joining ACS, Ms. Simmons was Human Resources Manager at Southern Union Company.

COMMITTEES AND MEETINGS OF THE ACS BOARD

    The standing committees of the ACS Board are the Audit Committee, the Compensation Committee, the Special Compensation Committee, the Independent Directors Committee, and the Special Transactions Committee. The Audit Committee is composed of Messrs. Rossi (Chairman) and O'Neill. The Audit Committee was formed in 1994 and given general responsibility for meeting periodically with representatives of ACS's independent public accountants and electronic data processing ("EDP") accountants to review the general scope of audit coverage, including consideration of ACS's accounting and EDP practices and procedures and the adequacy of ACS's system of internal controls, and to report to the ACS Board with respect thereto. The Audit Committee also is responsible for recommending to the ACS Board the appointment of the ACS independent public accountants and EDP accountants.

    The ACS Board's Compensation Committee was formed in May 1994. The members of the Compensation Committee during fiscal 1997 were Messrs. Deason, Ford, and O'Neill. Mr. Ford resigned from the ACS Board as of July 7, 1997. The Compensation Committee currently consists of Messrs. Deason, Rossi, and O'Neill. The Compensation Committee is responsible for recommending to the ACS Board policies and plans concerning the salaries, bonuses, and other compensation of the executive officers of ACS, including reviewing the salaries of the executive officers and recommending bonuses and other forms of additional compensation for the executive officers and the administration of and grant of awards under the 1988 Plan, and if adopted, the 1997 Plan. In connection with ACS's establishment of certain procedures to comply with the requirements of Section 162(m) of the Code so that compensation to executive officers whose compensation exceeds $1 million may be deductible by ACS for federal income tax purposes, ACS formed the Special Compensation Committee in August 1996. The members of the Special Compensation Committee for fiscal 1997 were Messrs. Ford and O'Neill. The Special Compensation Committee currently consists of Messrs. Rossi and O'Neill. The Special Compensation Committee will be responsible for reviewing the compensation of the executive officers whose compensation exceeds $1 million, including reviewing salaries, recommending bonuses and other forms of additional compensation, including grants of awards under the 1988 Plan, and if adopted, the 1997 Plan.

    In addition, the ACS Board has an Independent Directors Committee, on which Messrs. O'Neill, and Rossi serve. Mr. Ford previously served on the committee until his resignation. The Independent Directors Committee was formed in May 1994 to review annually the prices and terms of the services, forms, and supplies provided between ACS and Precept Business Products, Inc. ("PRECEPT"), an affiliate of ACS, pursuant to ACS's reciprocal services agreement and other related party transactions.

    In addition, the ACS Board formed a Special Transactions Committee in August 1997 on which Mr. Deason serves. The Special Transactions Committee has the responsibility of considering, evaluating, and approving the negotiation of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash, ACS Class A Common Stock, or other consideration with a dollar value of up to the greater of $50,000,000 or 10% of ACS's consolidated assets.

    During the fiscal year ended June 30, 1997, there were four regular meetings of the ACS Board. No incumbent directors attended fewer than 75% of the aggregate of (i) the ACS Board meetings held during the fiscal year and (ii) the meetings held by all committees of the ACS Board on which he served. There were three meetings held by the ACS Audit Committee during the fiscal year, eight meetings held by the ACS Compensation Committee, two meetings held by the ACS Special Compensation Committee, and one meeting held by the ACS Independent Directors Committees during the fiscal year.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    To ACS's knowledge, all statements of beneficial ownership required to be filed with the Commission for the fiscal year ended June 30, 1997 have been timely filed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ACS

    The following table sets forth, as of the ACS Record Date, certain information with respect to the shares of ACS Class A Common Stock and the ACS Class B Common Stock beneficially owned by stockholders known to ACS to own more than 5% of the outstanding shares of such classes and the shares of ACS Class A Common Stock and ACS Class B Common Stock beneficially owned by each of ACS's directors and executive officers and by all of ACS's executive officers and directors as a group:

                                          AMOUNT AND   PERCENT OF                                 PERCENT OF
                                           NATURE OF      TOTAL      AMOUNT AND    PERCENT OF    TOTAL SHARES
                                          BENEFICIAL    SHARES OF    NATURE OF    TOTAL SHARES    OF CLASS A
                                           OWNERSHIP     CLASS A     BENEFICIAL    OF CLASS B    AND CLASS B   PERCENT OF
                                          OF CLASS A     COMMON     OWNERSHIP OF  COMMON STOCK   COMMON STOCK     TOTAL
                                            COMMON     STOCK OWNED    CLASS B         OWNED         OWNED        VOTING
DIRECTORS AND EXECUTIVE OFFICERS             STOCK     BENEFICIALLY COMMON STOCK  BENEFICIALLY   BENEFICIALLY   POWER (1)
----------------------------------------  -----------  -----------  ------------  -------------  ------------  -----------
Darwin Deason(2)........................      17,410        *         6,405,686          100%         17.51%       67.93%

Jeffrey A. Rich(3)......................      33,186        *            --            --             *             *

Joseph P. O'Neill.......................      23,810        *            --            --             *             *

Frank A. Rossi..........................       5,000        *            --            --             *             *

Henry G. Hortenstine....................      --            *            --            --             *             *

David W. Black(4).......................       5,254        *            --            --             *             *

Mark A. King(5).........................      46,058        *            --            --             *             *

All Executive Officers and Directors as      153,711        *         6,405,686          100%         17.88%       68.07%
  a Group
  (nine persons)(6).....................

BENEFICIAL OWNERS OF MORE THAN 5% OF THE COMPANY'S STOCK

T. Rowe Price Associates, Inc.(7) ......   3,861,000       12.77%        --            --             10.54%        4.09%
  100 E. Pratt Street
  Baltimore, Maryland 21202

Putnam Investments(7) ..................   3,560,000       11.76%        --            --              9.71%        3.77%
  1 Post Office Square
  Boston, Massachusetts 02109

Massachusetts Financial Services           3,223,000       10.65%        --            --              8.79%        3.42%
  Company(7) ...........................
  500 Boylston Street
  Boston, Massachusetts 02116

AIM Management(7) ......................   1,821,000        6.02%        --            --              4.97%        1.93%
  82 Devonshire Street
  Boston, Massachusetts 02109

Fidelity Financial Services(7) .........   1,671,000        5.52%        --            --              4.56%        1.77%
  14651 Dallas Parkway
  Suite 200
  Dallas, Texas 75240

------------------------

*   Less than 1%.

(1) In calculating the percent of total voting power, the voting power of shares of ACS Class A Common Stock (one vote per share) and ACS Class B Common Stock (ten votes per share) is aggregated.

(2) 6,332,958 of the shares of ACS Class B Common Stock listed are owned by The Deason International Trust (the "TRUST"), and 72,728 of the shares of ACS Class B Common Stock are owned by the Deason

    Foundation (the "FOUNDATION"). Mr. Deason holds the sole voting power with respect to such shares through an irrevocable proxy granted by the Trust and the Foundation. The investment power with respect to such shares is held by the Trust and the Foundation. The shares of ACS Class A Common Stock include 7,310 shares owned by Mr. Deason's spouse and spouse's daughter, to which Mr. Deason disclaims beneficial ownership.

(3) Includes 28,186 shares of ACS Class A Common Stock issuable pursuant to options that are currently exercisable.

(4) Includes 254 shares of ACS Class A Common Stock owned by Mr. Black through the ACS 401(k) Plan.

(5) Includes 4,679 shares of ACS Class A Common Stock owned by Mr. King's spouse, to which Mr. King disclaims beneficial ownership; 744 shares of ACS Class A Common Stock contained in the ACS 401(k) Plan, and 1,823 shares of ACS Class A Common Stock granted to Mr. King under the ACS Employee Stock Purchase Plan.

(6) Includes 28,186 shares of ACS Class A Common Stock issuable pursuant to options that are currently exercisable; 1,037 shares of ACS Class A Common Stock owned through the ACS 401(k) Plan; and 3,335 shares of ACS Class A Common Stock granted under the Employee Stock Purchase Plan.

(7) Based on filings by the stockholder with the Commission.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

    SUMMARY OF CASH AND OTHER COMPENSATION

    The following table sets forth certain information regarding compensation paid for all services rendered to ACS in all capacities during fiscal years 1997, 1996, and 1995 by the ACS chief executive officer and the four other most highly compensated executive officers of ACS whose total annual salary and bonus exceeded $100,000, based on salary and bonuses earned during fiscal year 1997 (collectively, the "NAMED EXECUTIVE OFFICERS").

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION                         LONG-TERM COMPENSATION
                                   -----------------------------------------------  -----------------------------------------
                                                                          OTHER                                    PAYOUTS
                                                                         ANNUAL       RESTRICTED                -------------
                                                                        COMPENSA-    STOCK AWARDS    OPTIONS/   LTIP PAYOUTS
NAME AND PRINCIPAL POSITION          YEAR     SALARY ($)   BONUS ($)   TION ($)(1)      ($)(2)       SARS (3)      ($)(2)
---------------------------------  ---------  -----------  ----------  -----------  ---------------  ---------  -------------
Darwin Deason ...................       1997     450,000    1,125,000      --             --            --           --
  Chairman of the Board and             1996     403,918      807,836      --             --            --           --
  Chief Executive Officer               1995     403,918      776,473      --             --            --           --
Jeffrey A. Rich..................       1997     274,995      550,000      --             --            60,000       --
  President and Chief                   1996     222,385      437,500      --             --           200,000       --
  Operating Officer                     1995     155,322      149,291      --             --           222,050       --
Henry G. Hortenstine.............       1997     200,000      250,000                                   40,000
  Executive Vice President              1996     166,000      166,000      --             --           120,000       --
                                        1995     144,600       60,856      92,914(4)       --          103,970       --
Mark A. King.....................       1997     175,000      218,750      --             --            40,000       --
  Executive Vice President              1996     125,000      125,000      --             --            80,000       --
  and Chief Financial Officer           1995     104,735      120,147      --             --            40,014
David W. Black...................       1997     150,000      159,375      --             --            30,000
  Executive Vice President              1996     133,004      133,004      --             --            --           --
  and General Counsel                   1995      54,118       46,905      --             --            44,000       --


                                      ALL OTHER
                                    COMPENSATION
NAME AND PRINCIPAL POSITION              ($)
---------------------------------  ---------------
Darwin Deason ...................        --
  Chairman of the Board and              --
  Chief Executive Officer                --
Jeffrey A. Rich..................        --
  President and Chief                    --
  Operating Officer                      --
Henry G. Hortenstine.............
  Executive Vice President               --
                                         --
Mark A. King.....................        --
  Executive Vice President               --
  and Chief Financial Officer
David W. Black...................
  Executive Vice President               --
  and General Counsel                    --

--------------------------

(1) None of the Named Executive Officers received personal benefits, securities, or property in excess of the lesser of $50,000 or 10% of such individual's reported salary and bonus during fiscal years 1997, 1996, and 1995.

(2) ACS did not grant any restricted stock awards or long-term incentive plan payouts to the Named Executive Officers during fiscal years 1997, 1996, and 1995.

(3) ACS did not grant any stock appreciation rights ("SARS") during fiscal years 1997, 1996, and 1995.

(4) Represents commissions received during the year.

    The following table sets forth the number of options granted during the fiscal year ended June 30, 1997 to the Named Executive Officers to purchase shares of ACS Class A Common Stock and the potential realizable value of these options.

                     OPTION GRANTS DURING FISCAL YEAR 1997

                                                                                                          POTENTIAL REALIZABLE
                                                                INDIVIDUAL GRANTS
                                          --------------------------------------------------------------    VALUE AT ASSUMED
                                            NUMBER OF       % OF TOTAL                                    ANNUAL RATES OF STOCK
                                           SECURITIES      OPTIONS/SARS                                    PRICE APPRECIATION
                                           UNDERLYING       GRANTED TO                                     FOR OPTION TERM (1)
                                          OPTIONS/SARS     EMPLOYEES IN       EXERCISE OR    EXPIRATION   ---------------------
NAME                                       GRANTED (#)    FISCAL YEAR (%)   BASE PRICE ($)      DATE       5% ($)     10% ($)
----------------------------------------  -------------  -----------------  ---------------  -----------  ---------  ----------
Darwin Deason...........................       --                  0.0%           --             --          --          --
Jeffrey A. Rich.........................       60,000             10.5%            21.13         4/7/07     797,124   2,020,069
Henry G. Hortenstine....................       40,000              7.0%            21.13         4/7/07     531,416   1,346,712
Mark A. King............................       40,000              7.0%            21.13         4/7/07     531,416   1,346,712
David W. Black..........................       30,000              5.2%            21.13         4/7/07     398,562   1,010,034

------------------------

(1) The amounts in these columns are the result of calculations at the 5% and 10% rates set by the Commission and are not intended to forecast possible future appreciation, if any, of ACS's stock price.

    The following table provides information related to options exercised by the Named Executive Officers during fiscal year 1997 and the number and value of options held at fiscal year end. ACS does not have any SARS outstanding.

                 AGGREGATE OPTIONS/SAR EXERCISES IN FISCAL 1997
                   AND FISCAL YEAR END 1997 OPTION/SAR VALUES

                                                                       NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                      UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS/
                                                                      OPTIONS/SARS AT FISCAL          SARS AT FISCAL
                                             SHARES       VALUE            YEAR END (#)              YEAR END ($)(2)
                                           ACQUIRED ON   REALIZED   --------------------------  --------------------------
NAME                                        EXERCISE      ($)(1)    EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-----------------------------------------  -----------  ----------  -----------  -------------  -----------  -------------
Darwin Deason............................      --           --          --            --            --            --
Jeffrey A. Rich..........................      25,000      686,625      28,186        482,050      777,652      6,606,644
Henry G. Hortenstine.....................      43,036    1,222,653      --            263,970       --          3,468,464
Mark A. King.............................      --           --          --            160,014       --          1,880,250
David W. Black...........................      --           --          --             74,000       --            988,250

------------------------

(1) Represents the value realized upon exercise calculated as the number of options exercised times the difference between the average of the high and low stock trading price from the trading day immediately prior to the exercise date and the exercise price.

(2) Represents the value of unexercised options calculated as the number of unexercised option times the difference between the closing price at June 30, 1997 and the exercise price.

DIRECTOR COMPENSATION

    Effective November 1994, each member of the ACS Board who is not employed by ACS receives compensation in the amount of $3,000 for attendance at each ACS Board meeting. Directors are reimbursed for their travel expenses incurred in connection with the meetings. On November 30, 1994, ACS and each of Messrs. O'Neill and Rossi entered into consulting agreements in which Messrs. O'Neill and Rossi agreed to provide, among other things, certain corporate development services to ACS. Such agreements are terminable by either party with 30 days notice. Pursuant to such agreements, in exchange for such services, ACS has agreed to compensate Messrs. O'Neill and Rossi a DE MINIMIS amount, respectively, and has agreed to reimburse both Messrs. O'Neill and Rossi for their out-of-pocket expenses. ACS granted Messrs. Rossi and O'Neill options to purchase 50,000 and 20,000 shares of ACS Class A Common Stock, respectively. Such options vest ratably over five years.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee has been responsible for administering the 1988 Plan and approving compensation for the senior executives of ACS, including recommending to the ACS Board policies and plans concerning the salaries, bonuses, and other compensation for all executive officers. The Compensation Committee will administer the 1997 Plan if such plan is adopted by the ACS stockholders at the ACS Annual Meeting. The objective of the ACS executive compensation program is to attract and retain qualified, motivated executives and to closely align their financial interests with both the short and long-term interests of the ACS stockholders. The executive compensation program is intended to provide the executive officers of ACS with overall levels of compensation that are competitive within the information industry, as well as within a broader spectrum of companies of size and complexity.

    The three principal components of the ACS executive compensation program are base salary, annual incentive bonus opportunities, and stock options.

    BASE SALARIES

    Each executive officer's base salary is reviewed annually and is subject to adjustment on the basis of individual, corporate, and business unit performance, as well as competitive and inflationary considerations.

    INCENTIVE BONUS

    Incentive bonus payments for executive officers other than the Chief Executive Officer and Chief Operating Officer are made at the end of each fiscal year based upon the achievement of consolidated financial criteria, business unit financial criteria, and the attainment of individual goals, all of which are established by the Chief Executive Officer and the Chief Operating Officer of ACS subject to approval by the Compensation Committee of the ACS Board at the beginning of each fiscal year. Compensation for the Chief Executive Officer and Chief Operating Officer of ACS consisted of a base salary and bonus compensation. Bonus compensation was substantially dependent on the achievement of four targeted financial measures: consolidated revenues, consolidated earnings before interest, taxes and depreciation, consolidated pre-tax earnings, and consolidated earnings per share. During fiscal year 1997, ACS achieved 100% of such measures. The Chief Executive Officer and Chief Operating Officer did not participate in the Committee's decisions regarding their own compensation. For fiscal year 1997, executive officers were eligible to receive maximum bonuses of between 125% and 250% of salary provided certain financial goals were met.

    STOCK OPTION PLAN

    The 1988 Plan has been administered by the Compensation Committee and the Special Compensation Committee of the ACS Board. Under its terms, the 1988 Plan may be administered by the ACS Board or another body, if permitted by Rule 16b-3. The Compensation Committee and the Special Compensation Committee have determined the individuals eligible to receive grants of options under the 1988 Plan, the type of option granted, the number of shares of ACS Class A Common Stock subject to a grant and the terms of the grant, including exercise price, exercise date, and any restrictions on exercise. The Compensation Committee and the Special Compensation Committee also have been responsible for determining the advisability and terms of any buyout of options previously granted and the reductions, if any, in the exercise prices of previously granted options.

    The 1988 Plan also provides for the issuance of stock purchase rights. When the Compensation Committee determines to grant a stock purchase right, it advises the recipient of the grant of the terms and conditions of the grant, including any restrictions on the grant, the number of shares subject to the grant, the exercise price of the grant, and the time within which the grant must be accepted by the recipient. The maximum amount of time that a recipient may have to accept the grant is 30 days. The purchase price of stock acquired pursuant to a stock purchase right shall not be less than 50% of the fair market value of ACS Class A Common Stock at the time of grant. There have been no stock purchase rights granted through June 30, 1997.

                                          Submitted by the Compensation
                                          Committee
                                          of the Board of Directors:

                                          DARWIN DEASON

                                          FRANK A. ROSSI

                                          JOSEPH P. O'NEILL

PERFORMANCE GRAPH

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                        ACS       NASDAQ MARKET     NASDAQ INDUSTRY     S&P 500   S&P SOFT. & SVCS.
9/26/1994(IPO Date)      100.0              100.0               100.0      100.0              100.0
6/30/95                  190.6              123.1               147.5      119.8              144.8
6/30/96                  293.8              161.0               194.6      150.2              192.2
6/30/97                  350.0              195.7               245.5      199.9              295.5

    The above graph compares cumulative total stockholder return on ACS Class A Common Stock from the IPO date of September 26, 1994 through June 30, 1997 with the Standard & Poor's 500 Stock Index and the Standard & Poor's Computer Software & Services Index. The stock comparison is also included for the NASDAQ Computer & Data Processing Index and NASDAQ Market Index, which were presented in proxies for fiscal years 1995 and 1996. Future stock performance comparisons will utilize only the Standard & Poor's 500 Stock Index and the Standard & Poor's Computer Software & Services Index.

    The graph assumes the investment of $100 and the reinvestment of all dividends. The stock price performance shown on the graph is not necessarily indicative of future stock price performance.

    THE ABOVE REPORT OF THE COMPENSATION COMMITTEE AND THE STOCK PERFORMANCE GRAPH WILL NOT BE DEEMED TO BE SOLICITING MATERIAL OR TO BE FILED WITH OR INCORPORATED BY REFERENCE INTO ANY FILING BY THE COMPANY UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES SUCH REPORT OR GRAPH BY REFERENCE.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In connection with the reorganization of ACS on June 30, 1994, ACS and Precept entered into a reciprocal services agreement pursuant to which Precept would sell business forms and supplies, and provide courier and certain other administrative services to ACS, and ACS would provide office space and certain administrative services to Precept. Mr. Deason is a director and holds voting control of Precept. The prices for all services, forms and supplies provided by Precept to ACS under such agreement must be no less favorable than could be obtained from an independent third party and are subject to review from time to time by the Independent Directors Committee of ACS. The prices for all services provided by ACS to Precept will be at no less than ACS's direct cost. The costs incurred by ACS for services provided by Precept covered by such reciprocal services agreement, which are believed to approximate fair market value, were approximately $5.4 million for fiscal year 1997. Precept's payments to ACS under the reciprocal services agreement were approximately $0.4 million for fiscal year 1997.

    Effective April 1996, ACS sold all of the outstanding capital stock of ACS Merchant Services, Inc. ("MERCHANT SERVICES"), a wholly owned subsidiary formed as a start-up operation of the EFT business line, to Thomas M. Rouse, a former executive officer and director of ACS, for a promissory note in the principal amount of $500,000. The promissory note bears interest at the prime lending rate of Wells Fargo Bank, N.A. Amortization of principal begins in 1999. There was no gain or loss recognized on the sale. Simultaneously with the sale, ACS contributed an additional $1,500,000 and the unpaid balance of an intercompany note due from Merchant Services of approximately $712,000 in exchange for 1,000 shares of 5% cumulative redeemable convertible preferred stock of Merchant Services. This preferred stock is convertible after five years into approximately 55% of the common stock of Merchant Services on a fully diluted basis. ACS provides guarantees to two banks on Merchant Services' debt up to $7,500,000.

STOCKHOLDER PROPOSALS FOR THE 1998 ACS ANNUAL MEETING OF STOCKHOLDERS

    If any stockholder of ACS intends to present a proposal for consideration at the 1998 Annual Meeting of Stockholders and desires to have such proposal in the proxy statement and form of proxy distributed by the ACS Board with respect to such meeting, such proposal must be received at ACS's principal executive offices, 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: David W. Black, Corporate Secretary, not later than August 18, 1998.

    If the proposed amendment to the ACS Bylaw 8(c) is approved by the requisite shareholder vote at the ACS Annual Meeting, any such stockholder proposal must be received by ACS no sooner than July 21, 1998 and no later than August 18, 1998.

                          INFORMATION CONCERNING CDSI

    The following is a summary of certain information contained in the CDSI Annual Report on Form 10-K, which is incorporated by reference herein, and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in the CDSI Annual Report on Form 10-K.

OVERVIEW

    CDSI was incorporated in the State of Maryland in 1968. CDSI provides information technology services and products, including applications development and maintenance services, network engineering and telecommunications integration, desktop integration, data base support, data center management and processing services, and systems engineering. CDSI's products include financial and accounting software, debt management, loan and mortgage processing, and biometric identification systems. CDSI's 3,900 employees serve a wide array of government and private industry customers with information technology expertise, systems, and products. CDSI provides information technology solutions on more than 100 current contracts from 34 office locations.

    CDSI's operations are concentrated in two business segments: professional services and processing services.

    Within the professional services segment, CDSI ITS primarily markets its expertise in software programming and network engineering to those federal government agencies that demand highly technical information technology solutions. CDSI ITS applies proven information technology to design, implement, and operate data center facilities, networks, imaging systems, interactive databases, and information management and reporting systems. CDSI ITS also provides solutions for government and commercial customers in critical areas such as client/server development, network and telecommunications integration and desktop automation. ASEC, which was acquired by CDSI in June 1997, also operates within the professional services segment. ASEC is a federal government-focused engineering and technical services firm headquartered in Burlington, Massachusetts. ASEC specializes in expert systems engineering and integration services, information systems, intelligence systems support and advanced technology applications primarily for government agencies with missions related to national defense or intelligence.

    Within the processing services segment, CDSI BAS provides financial systems and services to include debt collection, pension trust fund support, loan processing, cash management, mortgage servicing, and fulfillment systems and services. In addition, CDSI BAS markets CDSI's proprietary software packages. CDSI Solutions, a wholly-owned subsidiary of CDSI which began operations in July 1997, also operates within the processing services segment. CDSI Solutions operates CDSI's modern data center, which services the information processing requirements, both mainframe and client-server, of numerous federal and commercial clients. Data center services include the full range of associated technical support: LAN administration, system and data security, data integrity, user training, office automation support, hotline support, and courier services.

    Most contracts are awarded on the basis of competitive bidding and are generally structured as time-and-materials, cost-plus-fixed-fee, fixed-price, or unit-price contracts. Such contracts include specific objectives and performance periods ranging upwards of several years.

    Under time-and-materials contracts, CDSI receives a fixed hourly rate intended to cover salary costs attributable to work performed under the contract, including related expenses and a specified profit margin. Under cost-plus-fixed-fee contracts, CDSI is reimbursed for allowable costs and is paid a negotiated fee. Under fixed-priced and unit-priced contracts, CDSI bears the risk of increased or unexpected costs and benefits if its costs are lower than estimated. Key factors in the award of such contracts have been technical expertise, past performance, and pricing.

LEGAL PROCEEDINGS

    CDSI is party to various legal proceedings arising in the normal course of its business. The management of CDSI does not believe that the outcome of any of these proceedings will have a material adverse effect on CDSI.

                                CDSI MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CDSI

    DIRECTORS AND EXECUTIVE OFFICERS OF CDSI

    The following table sets forth certain information regarding beneficial ownership of CDSI Common Stock as of the CDSI Record Date by: (i) each director of CDSI, (ii) each of the five most highly compensated executive officers of CDSI, and (iii) all directors and executive officers of CDSI as a group. This table is based on information provided by CDSI's directors and executive officers. Unless otherwise indicated in the footnotes below, and subject to the community property laws where applicable, each of the named persons exercises sole voting and dispositive power over his or her shares.

                                                                                  PERCENTAGE OF
                                                                AMOUNT OF          OUTSTANDING
                                                               BENEFICIAL            COMMON
NAME OF BENEFICIAL OWNER                                   OWNERSHIP (SHARES)         STOCK
---------------------------------------------------------  -------------------  -----------------
Peter A. Bracken.........................................          11,000(1)            *
Thomas A. Green..........................................          31,753(2)            *
James W. Henderson.......................................         111,011(3)             1.77%
Raymond B. Hoxeng........................................          33,500(4)            *
Paul R. Ignatius.........................................          12,700(5)            *
Clifford M. Kendall......................................         269,536(6)             4.29%
Mary Ann Mayhew..........................................          20,208(7)            *
Hilliard W. Paige........................................          18,500(8)            *
James A. Parker..........................................           9,011(9)            *
All directors and executive officers as a group (12
  persons)...............................................         542,160(10)            8.62%

------------------------

*   Less than one percent

(1) Does not include 70,000 shares subject to acquisition upon the exercise of stock options by virtue of the transaction contemplated by the Merger Agreement.

(2) Includes 20,250 shares subject to acquisition by the exercise of options within 60 days, but does not include 33,750 shares subject to acquisition upon the exercise of other stock options by virtue of the transactions contemplated by the Merger Agreement.

(3) Does not include 15,000 shares subject to acquisition upon the exercise of stock options by virtue of the transaction contemplated by the Merger Agreement.

(4) Shares are held in two revocable trusts, one in Dr. Hoxeng's name (21,500 shares) and one in the name of Dr. Hoxeng's spouse (12,000 shares). Dr. Hoxeng and his spouse are co-trustees of both trusts. Does not include 2,000 shares subject to acquisition upon the exercise of other stock options by virtue of the transactions contemplated by the Merger Agreement.

(5) Includes 6,500 shares subject to acquisition by the exercise of options within 60 days, but does not include 2,000 shares subject to acquisition upon the exercise of other stock options by virtue of the transactions contemplated by the Merger Agreement.

(6) Includes 120,364 shares held by Mr. Kendall's spouse and 9,250 shares subject to acquisition by the exercise of options within 60 days, but does not include 31,750 shares subject to acquisition upon the exercise of other stock options by virtue of the transactions contemplated by the Merger Agreement.

(7) Includes 14,250 shares subject to acquisition by the exercise of options within 60 days, but does not include 33,750 shares subject to acquisition upon the exercise of other stock options by virtue of the transactions contemplated by the Merger Agreement.

(8) Includes 6,500 shares subject to acquisition by the exercise of options within 60 days, but does not include 2,000 shares subject to acquisition upon the exercise of other stock options by virtue of the transactions contemplated by the Merger Agreement.

(9) Includes 6,500 shares subject to acquisition by the exercise of options within 60 days, but does not include 2,000 shares subject to acquisition upon the exercise of other stock options by virtue of the transactions contemplated by the Merger Agreement.

(10) Includes 78,125 shares subject to acquisition by the exercise of options within 60 days, but does not include 233,875 shares subject to acquisition upon the exercise of other stock options by virtue of the transactions contemplated by the Merger Agreement.

    CERTAIN OTHER STOCKHOLDERS

    The stockholders named in the following table are those known to CDSI to be the beneficial owners of 5% or more of CDSI's Common Stock based on filings made by the respective stockholders with the Commission. Unless otherwise indicated, the information is as of July 29, 1997. Except as otherwise indicated, to the knowledge of CDSI, each owner listed below exercises sole voting and dispositive power over their shares.

                                                                                  PERCENTAGE OF
                                                                AMOUNT OF          OUTSTANDING
                                                               BENEFICIAL            COMMON
NAME AND ADDRESS OF BENEFICIAL OWNER                        OWNERSHIP(SHARES)         STOCK
---------------------------------------------------------  -------------------  -----------------
FMR Corporation .........................................         623,600(1)             9.93%
  82 Devonshire Street
  Boston, Massachusetts 02109

Calvin S. Koonce ........................................         445,106(2)             7.09%
  6229 Executive Boulevard
  Rockville, Maryland 20852

Dimensional Fund Advisors, Inc. .........................         371,400(3)             5.92%
  1099 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

Avenir Corporation ......................................         342,800(4)             5.46%
  1725 K Street, N.W., Suite 410
  Washington, D.C. 20006

------------------------

(1) As reported on Schedule 13G, dated June 9, 1997. Includes sole dispositive power over 623,600 shares. FMR Corporation beneficially owns the shares through its wholly-owned subsidiary, Fidelity Management and Research Corporation ("FIDELITY"), an investment adviser to several investment companies registered under the Investment Corporation Act of 1940 that own shares of CDSI (the "FIDELITY FUNDS"). The Board of Trustees of the Fidelity Funds has the authority to vote or direct the voting of the shares under the written guidelines established by the Board of Trustees of the Fidelity Funds. FMR Corporation, through control of Fidelity, and each of the Fidelity Funds has sole power to dispose of shares held by the Fidelity Funds. Mr. Edward C. Johnson, Chairman of FMR Corporation, reported in a statement on Schedule 13G sole dispositive power with respect to the shares owned by FMR Corporation.

(2) As reported on Schedule 13D, dated April 27, 1992. Number of shares adjusted to reflect CDSI's August 1993, 2-for-1 stock split effected in the form of a dividend.

(3) As reported on Form 13F-E, dated April 18, 1997.

(4) As reported on Schedule 13G, dated May 16, 1997.

               COMPARATIVE RIGHTS OF STOCKHOLDERS OF ACS AND CDSI

    CDSI is organized under the laws of the State of Maryland and ACS is organized under the laws of the State of Delaware. The following discussion summarizes certain differences between (a) the CDSI Charter and Bylaws and the ACS Charter and ACS Bylaws and (b) certain provisions of the MGCL and the DGCL affecting stockholders' rights.

AUTHORIZED CAPITAL

    The total number of authorized shares of capital stock of CDSI is 30,000,000 shares of common stock, with a par value of $0.10 per share and an aggregate par value of $3,000,000. The total number of authorized shares of capital stock of ACS is (a) 81,405,686 shares of common stock, with a par value of $0.01 per share and an aggregate par value of $814,056.86, consisting of (i) 75,000,000 shares of ACS Class A Common Stock and (ii) 6,405,686 shares of ACS Class B Common Stock (collectively, the "COMMON STOCK"), and (b) 3,000,000 shares of Preferred Stock. If the ACS stockholders approve Proposal No. 2, the total number of authorized shares of capital stock of ACS will be (a) 514,000,000 shares of common stock, with a par value of $.01 per share and an aggregate par value of $5,140,000, consisting of (i) 500,000,000 shares of ACS Class A Common Stock and (ii) 14,000,000 shares of Class B Common stock and (b) 3,000,000 shares of Preferred Stock.

DIRECTORS

    The CDSI Bylaws provide for a minimum of three and a maximum of 25 directors, with the exact number of directors to be fixed from time to time by the CDSI Board. There are currently eight directors serving on the CDSI Board. The ACS Charter provides for a minimum of three and a maximum of 15 directors, with the exact number to be fixed from time to time by the ACS Board. There are currently 7 directors serving on the ACS Board. Under the Bylaws of both CDSI and ACS, a plurality of stockholder votes cast is sufficient to elect directors. Both Bylaws also provide that a majority of the entire board of directors shall constitute a quorum for the transaction of business.

    If Proposal No. 2 is approved, the ACS Board will be divided into three classes, with one class having an initial term of one year, one class having an initial term of two years, and one class having an initial term of three years. At each annual meeting of ACS stockholders, commencing with the annual meeting of stockholders to be held in 1998, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term.

REMOVAL OF DIRECTORS

    The CDSI Bylaws provide that at any meeting of stockholders at which a quorum is present, the stockholders may, by the affirmative vote of a majority of the votes entitled to be cast, remove any director or directors from office. The ACS Charter provides that at any annual meeting or special meeting of the stockholders, the notice of which states that the removal of a director or directors is among the purposes of the meeting, the affirmative vote of the holders of at least 80% of the combined voting stock of ACS (giving effect to the number of votes per share attributable to such stock), voting together as a single class, may remove such director or directors with or without cause. The amendment to the ACS Bylaws regarding staggered three-year terms being submitted to the ACS stockholders at the ACS Annual Meeting, combined with the foregoing ACS Charter provision, increases the likelihood that, in the event of a takeover of ACS by a third party, the incumbent directors will retain their positions.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

    Under the MGCL, stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. Otherwise, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board of directors which results from any cause except an increase in the number of directors, which requires a majority of the remaining directors. Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office or a sole remaining director (even though less than a quorum) unless otherwise provided in the certificate of incorporation or bylaws. The DGCL also provides that if the directors then in office constitute less than a majority of the corporation's board of directors, upon application by stockholders representing at least 10% of outstanding shares entitled to vote for such directors, the Delaware Court of Chancery may order an election of directors to be held.

AMENDMENT TO CHARTER OR CERTIFICATE OF INCORPORATION

    Under MGCL, the affirmative vote of at least two-thirds of the votes entitled to be cast is required to amend a corporation's charter, provided that the corporation may require in its charter a greater or lesser proportion of the votes cast to approve a charter amendment as long as the vote is not less than a majority of the votes entitled to be cast. The CDSI Charter includes no such provision. Under the DGCL, the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation. Under the DGCL, amendments that make changes relating to a class or series of capital stock by increasing or decreasing the rights of such class, also must be approved by the majority vote of each class or series of stock affected, even if such shares ordinarily would not have such voting rights.

AMENDMENT OF BYLAWS

    Under the MGCL, the power to adopt, amend, or repeal a corporation's bylaws is vested in the corporation's stockholders, except to the extent the corporation's charter or bylaws vest it in the board of directors. The CDSI Bylaws provide that the Bylaws may be amended, altered, or repealed by the board of directors, except that only the stockholders, by the vote of a majority of the votes entitled to be cast, may change the provisions relating to amendments of the Bylaws. Under the DGCL, the bylaws may be amended by the action of the board of directors or by the affirmative vote of a majority of the outstanding shares of stock, voting as a single class.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

    Under the ACS Bylaws, nominations of persons for election as directors of ACS may be made only at an annual meeting of stockholders by or at the direction of the board of directors or by any stockholder who is a stockholder of record at the time of giving of notice. Nominations by stockholders shall be made pursuant to timely notice in writing to the Secretary of ACS. Under the ACS Bylaws, to be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of ACS not less than 60 calendar days prior to the annual meeting of stockholders. If the ACS stockholders approve Proposal No. 4, notice of stockholder proposals and director nominations must be in writing and received by the secretary of ACS no later than (a) with respect to an annual meeting of stockholders, not less than 120 days nor more than 150 days before the first anniversary date of the ACS proxy statement in connection with the last annual meeting of stockholders or (b) if no annual meeting has been called after the expiration of more than 30 days from the date for such meeting contemplated at the time of the previous year's proxy statement, not less than a reasonable time, as determined by the ACS Board, prior to the date of the applicable annual meeting. The notice of stockholder nominations for director must set forth certain information with respect to each nominee who is not an incumbent director.

    The CDSI Bylaws do not include any similar advance notice provisions.

STOCKHOLDER MEETINGS AND PROVISIONS FOR NOTICES; PROXIES

    Under the MGCL and the DGCL, stockholder meetings may be held at any place, as provided in the bylaws. However, the MGCL requires the meetings to be held in the United States. The DGCL has no such requirement. Under both the MGCL and the DGCL, written notice of a stockholders meeting must state the place, date, and time of the meeting, and if a special meeting, the purpose or purposes for which the meeting is to be held. Under the CDSI Bylaws, not less than 10 days nor more than 90 days before the date of every stockholders' meeting, the CDSI Secretary shall give to each stockholder entitled to vote at the meeting, written or printed notice stating the time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, either by mail or by presenting it to him personally or by leaving it at his residence or usual place of business. The ACS Bylaws further provide that written notice of every meeting of the stockholders, stating the place, date, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

    Under the MGCL, proxies are valid for 11 months from their date, unless the proxy otherwise provides. Under the DGCL, however, stockholder proxies are valid for three years from their date unless the proxy provides for a longer period.

VOTING BY STOCKHOLDERS

    The CDSI Bylaws provide that, in all elections for directors, every stockholder shall have the right to vote, in person or by proxy, the shares owed of record by the stockholder. At all meetings of stockholders, the proxies and ballots shall be received by the chairman of the meeting. If demanded by 20% of the stockholders, or if ordered by the Chairman, the voting shall be conducted by two inspectors. The stockholders at any meeting may choose the inspectors, however, no candidate for election as a director at a meeting shall serve as an inspector at any meeting of stockholders.

    Under the ACS Bylaws, each holder of shares of Class A Common Stock is entitled at every meeting of the stockholders to one vote for each share of stock having voting power standing in the name of such stockholder; holders of shares of Class B Common Stock are entitled to 10 votes per share. Votes are counted by inspectors appointed by the ACS Board to act as judges of the voting and to determine those entitled to vote at any meeting of the stockholders. When a quorum is present, the affirmative vote of a majority of the votes cast by stockholders present in person or by proxy generally is the act of the stockholders.

STOCKHOLDER ACTION WITHOUT A MEETING

    Under the DGCL, unless otherwise provided in the certificate of incorporation, actions may be taken by the stockholders of a Delaware corporation by written consent, provided that the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the matter were present and voted. The ACS Charter includes no such provisions limiting the ability of stockholders to act by written consent. Under the MGCL, stockholders may act by written consent only if all stockholders entitled to vote on the matter that is the subject of the written consent sign the consent.

BUSINESS COMBINATIONS

    Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation's shares, (ii) an affiliate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (in either case, an "INTERESTED STOCKHOLDER"), or (iii) any affiliate of an Interested Stockholders, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, and thereafter must be recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of its outstanding voting shares, and (b) two-thirds of the votes entitled to be cast by holders of such outstanding voting shares, other than shares held by the interested stockholder with whom the business combination is to be effected; unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the "interested stockholder" becomes an "interested stockholder."

    Under Section 203 of the DGCL ("SECTION 203"), certain "business combinations" with "interested stockholders" (each as defined in Section 203) of Delaware corporations are subject to a three-year moratorium unless specified conditions are met.

CONTROL SHARE ACQUISITION

    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders in the election of directors, excluding shares of stock as to which the acquiring person, officers of the corporation, and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. "CONTROL SHARES" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more or less than one-third,
(ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "CONTROL SHARE ACQUISITION" means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

    A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.

    If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

    The "control share acquisition" statute does not apply to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or to acquisitions approved or excepted by the charter or the bylaws of the corporation.

    The DGCL has no comparable control share acquisition statute.

INDEMNIFICATION AND LIMITATION OF LIABILITY

    Delaware and Maryland have similar laws respecting the indemnification by a corporation of its officers, directors, employees, and other agents. The laws of both states also permit, with certain exceptions, corporations to adopt a provision in their certificate of incorporation or charter eliminating the liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty of care. There are nonetheless certain differences between the laws of the two states respecting indemnification and limitation of liability.

    The CDSI Charter limits the monetary liability of both officers and directors to the maximum extent permissible under the MGCL. The exceptions to such a liability limitation in the charter of a Maryland corporation generally are to the extent that (a) it is proved that the person received an improper benefit or profit in money, property or services, for the amount of benefit or profit so received, and (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action. Under the MGCL, unless limited by the charter, indemnification is mandatory if a director or an officer has been successful on the merits or otherwise in the defense of any proceeding arising from his or her service as a director unless such indemnification is not otherwise permitted as described in the following sentence. Indemnification is permissive unless it is established that (a) the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director actually received an improper personal benefit in money, property or services, or (c) in the case of a criminal proceeding, the director had reasonable cause to believe his or her act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may under certain circumstances order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

    Under the MGCL, where indemnification is permissible it must be authorized
(a) by a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board which consists solely of two or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board), (b) by special legal counsel selected by the board of directors or by a committee of the board (or if the requisite quorum of the board cannot be obtained and the committee cannot be established, a majority of the full board, including directors who are parties, may select the special counsel), or (c) by a vote of the stockholders other than those stockholders who are directors and a party to the proceedings.

    In Maryland, expenses may be advanced to a director, or to an officer, employee, or agent who is not a director to the same extent that they may be advanced to a director unless limited by the charter. Advances to officers, employees, and agents may be generally authorized in the corporation's charter or bylaws, by action of the board of directors, or by contract. Delaware law permits such general authorization of advances to directors and officers but requires approval by the directors of advances to employees and agents of the corporation.

    The ACS Charter eliminates the liability of directors to the fullest extent permissible under the DGCL, as such law exists currently or as it may be amended in the future. Such provision may not eliminate or limit a director's monetary liability for (a) breaches of the director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (c) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (d) transactions in which the director received an improper personal benefit. The DGCL provides that indemnification is mandatory where a director, officer, employee, or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, or with respect to any criminal action or proceeding, where there was no reason to believe his or her conduct was unlawful, or where he or she has been successful on the merits or otherwise in the defense of any proceeding covered by the indemnification statute.

    The DGCL generally permits and the ACS Charter and ACS Bylaws require indemnification for expenses incurred in the defense or settlement of derivative or third-party actions, provided there is a determination by a quorum of directors who were not parties to the action, or if such quorum is unobtainable or if directed in such quorum by independent legal counsel or by a majority vote of a quorum of the stockholders, that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, or in a criminal proceeding that the person had no reason to believe his or her conduct to be unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable. The DGCL states that the indemnification provided by statute shall not be deemed exclusive of any rights under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

DISSENTERS' OR APPRAISAL RIGHTS

    Under the MGCL, stockholders have the right to demand and to receive payment of the fair value of their stock in the event of (a) a merger or consolidation,
(b) a share exchange, (c) certain sales of all or substantially all of the assets of the corporation, (d) a charter amendment altering contract rights of outstanding stock, as expressly set forth in the charter, and substantially adversely affecting the stockholders' rights (unless, as is the case with the CDSI Charter, the right to do so is reserved in the charter), or (e) certain business combinations with interested stockholders which are subject to or exempted from the MGCL's business combination statute and in connection with the approval of voting rights of certain stockholders under the MGCL's control share acquisition statute. Except with respect to certain business combinations and in connection with appraisal and dissenters' rights existing as a result of the MGCL's control share acquisition statute, the right to demand and receive payment of fair value does not apply to (a) stock listed on a national securities exchange or a national market system security designated on an interdealer quotation system by the National Association of Securities Dealers, Inc., (b) stock of the successor in a merger (unless the merger alters the contract rights of the stock or converts the stock in whole or in part into something other than stock, cash, scrip or other interests) or (c) stock of an open-end investment company registered with the Commission under the Investment Company Act of 1940 and the stock is valued in the transaction at its net asset value. Except in the case of appraisal and dissenters' rights existing as a result of the MGCL's control share acquisition statutes, these rights are available only when the stockholder (a) files with the corporation a timely, written objection to the transaction and (b) does not vote in favor of the transaction. In addition, the stockholder must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the State Department of Assessments and Taxation of the State of Maryland.

    Under the DGCL, stockholders of a corporation who do not consent to certain major corporate transactions may, under varying circumstances, be entitled to dissenters' or appraisal rights pursuant to which such stockholders may receive cash in the amount of the fair market value of their shares in lieu of the consideration which otherwise would have been received in the transaction. Unless the corporation's certificate of incorporation provides otherwise, such appraisal rights are not available in certain circumstances, including without limitation, (a) with respect to the sale, lease, or exchange of all or substantially all of the assets of a corporation, (b) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares, or (c) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met.

DISSOLUTION

    The MGCL provides for the voluntary dissolution of a corporation by a resolution adopted by a majority of the corporation's board of directors. A vote of two-thirds of all votes entitled to be cast on the matter generally is necessary to approve the dissolution, but, in accordance with the MGCL, a corporation's charter may reduce the stockholder vote required to approve a dissolution to a majority of the votes entitled to be cast on the matter. The CDSI Charter includes no such provisions reducing the required stockholder vote.

    The MGCL also provides that stockholders entitled to cast at least 25% of all the votes entitled to be cast in the election of directors may petition a court of equity for an involuntary dissolution of the corporation on the ground that (a) the directors are so divided respecting the management of the corporation's affairs that the votes required for action by the board cannot be obtained, or (b) the stockholders are so divided that directors cannot be elected. Any stockholder entitled to vote in the election of directors of a Maryland corporation, however, may petition a court of equity to dissolve the corporation on the grounds that (a) the stockholders are so divided that they have failed, for a period which includes at least two consecutive annual meeting dates, to elect successors to directors whose terms would have expired on the election and qualification of their successors, or (b) the acts of the directors or those in control of the corporation are illegal, oppressive or fraudulent.

    Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution of the corporation must be approved by all stockholders entitled to vote thereon. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's stockholders.

    Under the DGCL, the Court of Chancery, upon application by any stockholder, may appoint a custodian or receiver (a) if the stockholders are so divided that they have failed to elect successors to directors whose terms have expired, (b) if the business of the corporation is suffering or is threatened with irreparable injury because of a deadlock of directors, or (c) if the corporation has abandoned its business but has not liquidated. Upon the order of the Court of Chancery or in the event of clause (c) above, the corporation may be liquidated and its assets distributed.

DIVIDENDS

    The MGCL permits a corporation to make a distribution, including dividends, redemptions or stock repurchases, unless prohibited by its charter or if following such distribution, the corporation would not be able to pay its debts in the ordinary course as they become due or the corporation's total assets would be less than the sum of its liabilities and, unless the charter provides otherwise, senior liquidation preferences. For purposes of determining whether a distribution is lawful, the corporation's assets may be based upon fair value or any other method of valuation that is reasonable under the circumstances.

    The DGCL permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation or if it repurchases shares having a preference upon the distribution of any of its assets that it retires such shares upon acquisition (and provided, that after any reduction in capital made in connection with such retirement of shares, the corporation's remaining assets are sufficient to pay any debts not otherwise provided for).

RIGHT TO EXAMINE STOCKHOLDER LIST

    Under the MGCL, any one or more persons who for a least six months have been the record holders of at least 5% of any class of stock are entitled to inspect and copy (among other things) the corporation's stock ledger and if the corporation does not maintain its stock ledger at its principal place of business, to request in writing a stockholder list. Following such request, the corporation has 20 days to produce a stockholder list with names, addresses and number of shares owned.

    The DGCL provides that stockholders have a right for a period of 10 days prior to any stockholder meeting and during such meeting, to examine a list of stockholders of the corporation, arranged in alphabetical order and showing the address and the number of shares held by such stockholder, for any purpose germane to such meeting. Further, under the DGCL, any stockholder, following a written request, has the right to inspect the corporation's books and records, including the stockholder list, during usual business hours for a proper purpose.

INTERESTED DIRECTOR TRANSACTIONS

    Under both the DGCL and the MGCL, certain contracts or transactions in which one or more of a corporation's directors has an interest are not invalid or voidable because of such interest provided that certain conditions are met. Under the DGCL and the MGCL, any such contract or transaction may be ratified by the stockholders (as set forth below) or a majority of disinterested members of the board of directors or a committee thereof if (a) the material facts are disclosed or known thereto, or (b) the contract or transaction was fair (and under the MGCL, reasonable) to the corporation at the time it was approved. Under the DGCL, any ratification of such a contract or transaction by the stockholders must be made by a majority of all stockholders in good faith. Under the MGCL, such ratification must be made by a majority of the disinterested stockholders.

PREEMPTIVE RIGHTS

    Under the MGCL as in effect prior to October 1, 1995, subject to several statutory exceptions and the power of the corporation to deny preemptive rights in its charter, stockholders were entitled to preemptive rights. Although the MGCL was amended to deny preemptive rights unless such rights are specifically provided for in the charter as of October 1, 1995, CDSI remains subject to the provisions of the MGCL in respect of preemptive rights that existed prior to that date. The CDSI Charter denies preemptive rights to holders of any class of stock. Under the DGCL, stockholders have no preemptive rights unless such rights are provided for in the certificate of incorporation.

          AFFILIATES' RESTRICTION ON SALE OF ACS CLASS A COMMON STOCK

    The shares of ACS Class A Common Stock to be issued pursuant to the Merger will be registered under the Securities Act by a Registration Statement on Form S-4, thereby allowing such securities to be traded without restriction by any former holder of CDSI securities who is not deemed to be an "affiliate" of CDSI prior to the consummation of the Merger, as "affiliate" is defined for purposes of Rule 145 under the Securities Act, and who does not become an "affiliate" of ACS after the consummation of the Merger.

    Shares of ACS Class A Common Stock received by persons who are deemed to be affiliates of CDSI prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Rule 145, as currently in effect, imposes restrictions in the manner in which such affiliates, and others with whom they might act in concert, may sell ACS Class A Common Stock within any three-month period. Persons who may be deemed to be affiliates of CDSI generally include individuals or entities that control, are controlled by, or are under common control with CDSI and may include certain officers and directors as well as principal stockholders of CDSI. CDSI stockholders who are identified as affiliates will be so advised by CDSI prior to the Effective Time.

    Each of ACS and CDSI will use all reasonable efforts to cause each and any CDSI stockholder who is an affiliate to agree not to make any public sale of any ACS Class A Common Stock received upon consummation of the Merger except in compliance with Rule 145 under the Securities Act or otherwise in compliance with the Securities Act. In general, Rule 145, as currently in effect, imposes restrictions on the manner in which such affiliates may make resales of ACS Class A Common Stock and also on the quantity of resales that such stockholders, and others with whom they may act in concert, may make within any three-month period for a period of two (2) years after consummation of the Merger. In addition, officers and directors of ACS following the Merger will be subject to the resale restrictions of Rule 144 as it applies to affiliates of an issuer.

    Commission guidelines regarding qualifying for the "pooling of interests" method of accounting also limit sales by affiliates of either ACS or CDSI. Commission guidelines indicate that the "pooling of interests" method of accounting generally would not be challenged on the basis of sales by affiliates of ACS or CDSI if the affiliates do not dispose of any of the shares they own or shares they receive in connection with the Merger during the period beginning 30 days before the Effective Time and ending at such time as financial results covering at least 30 days of combined operations of ACS and CDSI have been publicly filed by ACS after the Merger. The Merger Agreement requires ACS and CDSI to use all reasonable efforts to cause each of its affiliates to execute a written agreement prohibiting such affiliates from selling, transferring or otherwise disposing of, or acquiring or selling any options or other securities relating to securities of ACS or CDSI that would be intended to reduce such affiliate's risk relative to, any shares of ACS Class A Common Stock or CDSI Common Stock beneficially owned by such affiliate during such period.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the ACS Class A Common Stock to be issued in connection with the Merger and with respect to certain federal income tax consequences of the Merger are being passed upon for ACS by Hughes & Luce, L.L.P., Dallas, Texas. Certain legal matters with respect to certain federal income tax consequences of the Merger are being passed upon for CDSI by Miles & Stockbridge, a Professional Corporation.

                                    EXPERTS

    The consolidated financial statements of ACS incorporated in this Joint Proxy Statement/Prospectus and Registration Statement by reference to the Annual Report on Form 10-K for the year ended June 30, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of CDSI incorporated in this Joint Proxy Statement/Prospectus and Registration Statement by reference from the Annual Report on Form 10-K for the year ended June 30, 1997, have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            INDEPENDENT ACCOUNTANTS

    Price Waterhouse LLP, independent certified public accountants, has been selected by the ACS Board as ACS's independent accountant for the fiscal year 1998. Price Waterhouse LLP was also ACS's independent accountant for the fiscal year 1997. A representative of Price Waterhouse LLP is expected to be present at the ACS Annual Meeting. That representative will have the opportunity to make a statement, if desired, and will be available to respond to appropriate questions.

                              FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF ACS

    The consolidated audited financial statements of ACS for the three-year period ended June 30, 1997 are set forth in the ACS 1997 Annual Report to Stockholders and are hereby incorporated by reference.

CONSOLIDATED FINANCIAL STATEMENTS OF CDSI

    The consolidated audited financial statements of CDSI for the three-year period ended June 30, 1997 are set forth in the CDSI Annual Report on Form 10-K for the fiscal year ended June 30, 1997 and are hereby incorporated by reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    ACS incorporates herein by reference the following documents filed by it with the Commission pursuant to the Exchange Act: (i) its Annual Report on Form 10-K for the fiscal year ended June 30, 1997, as amended by Amendment No. 1 thereto on Form 10-K/A (ii) the description of ACS Class A Common Stock contained in its Registration Statement on Form 8-A dated September 26, 1994,
(iii) the description of the Rights Agreement on Form 8-K dated August 20, 1997 and Registration Statement on Form 8-A dated August 21, 1997, (iv) its current report on Form 8-K filed with the Commission on September 25, 1997, and (v) its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

    CDSI incorporates herein by reference the following documents filed by it with the Commission pursuant to the Exchange Act (i) its Annual Report on Form 10-K for the fiscal year ended June 30, 1997, (ii) its current Report on Form 8-K filed with the Commission on June 27, 1997, as amended on August 29, 1997;
(iii) its current Report on Form 8-K filed with the Commission on September 25, 1997, (iv) its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and (v) the description of CDSI's Common Stock contained in the Form 10 filed with the Commission June 2, 1969, including any amendment or report updating such description.

    All documents filed by ACS and CDSI pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the ACS Annual Meeting and the CDSI Special Meeting shall be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. All information appearing in this Joint Proxy Statement/Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein.

    Any statement contained in a document incorporated or deemed incorporated by reference herein shall be modified or superseded, for purposes of this Joint Proxy Statement/Prospectus, to the extent that a statement contained herein or in any subsequently filed document that is deemed to be incorporated herein modifies or supersedes any such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

    THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. ACS AND CDSI HEREBY UNDERTAKE TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, ON WRITTEN OR ORAL REQUEST BY ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE THAT HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). DOCUMENTS RELATING TO ACS ARE AVAILABLE UPON REQUEST FROM AFFILIATED COMPUTER SERVICES, INC., 2828 NORTH HASKELL AVENUE, DALLAS, TEXAS 75204, ATTENTION: DAVID W. BLACK, SECRETARY,
(214) 841-6152. DOCUMENTS RELATING TO CDSI ARE AVAILABLE UPON REQUEST FROM COMPUTER DATA SYSTEMS, INC., ONE CURIE COURT, ROCKVILLE, MARYLAND 20850-4389,
ATTENTION: JOHN C. KEZER, SECRETARY, (301) 921-7017.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                      AFFILIATED COMPUTER SERVICES, INC.,
                            A DELAWARE CORPORATION,

                             ACS ACQUISITION CORP.,
                            A MARYLAND CORPORATION,

                                      AND

                          COMPUTER DATA SYSTEMS, INC.,
                             A MARYLAND CORPORATION

                                     TABLE OF CONTENTS

                                               ARTICLE I

                                              THE MERGER

SECTION 1.01.   The Merger.............................................................          2
SECTION 1.02.   Closing; Closing Date; Effective Time..................................          2
SECTION 1.03.   Effect of the Merger...................................................          2
SECTION 1.04.   Articles of Incorporation; Bylaws......................................          2
SECTION 1.05.   Directors and Officers.................................................          2

                                              ARTICLE II

                          CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01.   Merger Consideration; Conversion and Cancellation of Securities........          3
SECTION 2.02.   Exchange and Surrender of Certificates.................................          4

                                              ARTICLE III

                             REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 3.01.   Organization and Qualification; Subsidiaries...........................          6
SECTION 3.02.   Charter and Bylaws.....................................................          6
SECTION 3.03.   Capitalization.........................................................          7
SECTION 3.04.   Authority..............................................................          8
SECTION 3.05.   No Conflict; Required Filings and Consents.............................          8
SECTION 3.06.   Permits; Compliance....................................................          9
SECTION 3.07.   SEC Reports; Financial Statements......................................         10
SECTION 3.08.   Absence of Certain Changes or Events...................................         10
SECTION 3.09.   Absence of Litigation                                                           11
SECTION 3.10.   Employee Benefit Plans; Labor Matters..................................         11
SECTION 3.11.   Taxes..................................................................         14
SECTION 3.12.   Tax Matters; Pooling...................................................         16
SECTION 3.13.   Affiliates.............................................................         17
SECTION 3.14.   Certain Business Practices.............................................         17
SECTION 3.15.   Environmental Matters..................................................         18
SECTION 3.16.   Vote Required..........................................................         19
SECTION 3.17.   Brokers................................................................         19
SECTION 3.18.   Insurance..............................................................         19
SECTION 3.19.   Properties.............................................................         19
SECTION 3.20.   Certain Material Contracts.............................................         20
SECTION 3.21.   Principal Customers; Competing Interests...............................         21
SECTION 3.22.   Intellectual Property Rights...........................................         21
SECTION 3.23.   Information Supplied...................................................         22
SECTION 3.24.   Opinion of Financial Advisor...........................................         22
SECTION 3.25.   [Reserved].............................................................         22
SECTION 3.26.   Federal Government Contracts...........................................         22
SECTION 3.27    Parent Stock Ownership.................................................  23

                                     TABLE OF CONTENTS

                                              ARTICLE IV

                               REPRESENTATIONS AND WARRANTIES OF PARENT

SECTION 4.01.   Organization and Qualification.........................................         23
SECTION 4.02.   Charter and Bylaws.....................................................         23
SECTION 4.03.   Capitalization.........................................................         23
SECTION 4.04.   Authority..............................................................         25
SECTION 4.05.   No Conflict; Required Filings and Consents.............................         25
SECTION 4.06.   Permits; Compliance....................................................         26
SECTION 4.07.   SEC Reports; Financial Statements......................................         26
SECTION 4.08.   Absence of Certain Changes or Events...................................         27
SECTION 4.09.   Absence of Litigation..................................................         27
SECTION 4.10.   Tax Matters; Pooling...................................................         28
SECTION 4.11.   Vote Required..........................................................         28
SECTION 4.12.   Brokers................................................................         28
SECTION 4.13.   Information Supplied...................................................         28
SECTION 4.14.   Opinion of Financial Advisor...........................................         29
SECTION 4.15.   [Reserved].............................................................         29
SECTION 4.16.   Employee Benefit Plans; Labor Matters..................................         29
SECTION 4.17.   Certain Business Practices.............................................         30
SECTION 4.18.   Environmental Matters..................................................         30
SECTION 4.19.   Insurance..............................................................         31
SECTION 4.20.   Intellectual Property Rights...........................................         31
SECTION 4.21.   Credit Facilities......................................................         32
SECTION 4.22.   Company Common Stock...................................................         32

                                               ARTICLE V

                                               COVENANTS

SECTION 5.01.   Affirmative Covenants of the Company...................................         32
SECTION 5.02.   Negative Covenants of the Company......................................         32
SECTION 5.03.   Affirmative and Negative Covenants of Parent...........................         36
SECTION 5.04.   Access and Information.................................................         38

                                              ARTICLE VI

                                         ADDITIONAL AGREEMENTS

SECTION 6.01.   Meetings of Stockholders...............................................         39
SECTION 6.02.   Registration Statement; Proxy Statements...............................         39
SECTION 6.03.   Appropriate Action; Consents; Filings..................................         41
SECTION 6.04.   Affiliates; Pooling; Tax Treatment.....................................         43
SECTION 6.05.   Public Announcements...................................................         43
SECTION 6.06.   NYSE Listing...........................................................         43
SECTION 6.07.   Comfort Letters........................................................         43
SECTION 6.08.   Stock Option Plans.....................................................         44
SECTION 6.09.   Merger Sub.............................................................         44
SECTION 6.10.   Indemnification; Insurance.............................................  45

                                     TABLE OF CONTENTS

                                              ARTICLE VII

                                          CLOSING CONDITIONS

SECTION 7.01.   Conditions to Obligations of Each Party Under This Agreement...........         45
SECTION 7.02.   Additional Conditions to Obligations of the Parent Companies...........         46
SECTION 7.03.   Additional Conditions to Obligations of the Company....................         47

                                             ARTICLE VIII

                                   TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01.   Termination............................................................         49
SECTION 8.02.   Effect of Termination..................................................         50
SECTION 8.03.   Amendment..............................................................         50
SECTION 8.04.   Waiver.................................................................         51
SECTION 8.05.   Fees, Expenses and Other Payments......................................         51

                                              ARTICLE IX

                                          GENERAL PROVISIONS

SECTION 9.01.   Effectiveness of Representations, Warranties and Agreements............         53
SECTION 9.02.   Notices................................................................         53
SECTION 9.03.   Certain Definitions....................................................         54
SECTION 9.04.   Headings...............................................................         56
SECTION 9.05.   Severability...........................................................         56
SECTION 9.06.   Entire Agreement.......................................................         56
SECTION 9.07.   Assignment.............................................................         56
SECTION 9.08.   Parties in Interest....................................................         56
SECTION 9.09.   Specific Performance...................................................         56
SECTION 9.10.   Failure or Indulgence Not Waiver; Remedies Cumulative..................         56
SECTION 9.11.   Governing Law..........................................................         57
SECTION 9.12.   Counterparts...........................................................         57
SECTION 9.13.   Disclosure.............................................................         57
SECTION 9.14.   Voting.................................................................         57

EXHIBITS

Exhibit A.....  Company Affiliate's Agreement

                          AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER, dated as of September 20, 1997 (this "Agreement"), is by and among Affiliated Computer Services, Inc., a Delaware corporation ("Parent"), ACS Acquisition Corp., a Maryland corporation and wholly owned subsidiary of Parent ("Merger Sub"), and Computer Data Systems, Inc., a Maryland corporation (the "Company"). Parent and Merger Sub are sometimes referred to herein as the "Parent Companies."

    WHEREAS, the parties hereto desire that Merger Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the Maryland General Corporation Law ("Maryland Law"), merge with and into the Company (the "Merger"), and pursuant thereto, the issued and outstanding shares of common stock, $0.10 par value, of the Company ("the Company Common Stock") not owned directly or indirectly by the Company or the Parent Companies or their respective subsidiaries be converted into the right to receive shares of Class A common stock, $0.01 par value, of Parent (the "Parent Common Stock"), as set forth herein;

    WHEREAS, the Board of Directors of the Company has determined that the Merger is advisable and in the best interests of the Company and its stockholders and has authorized the execution of this Agreement and the consummation of the transactions contemplated hereby;

    WHEREAS, the Board of Directors of Parent has determined that the Merger is fair to, and in the best interests of, Parent and its stockholders and has approved and adopted this Agreement and the transactions contemplated hereby;

    WHEREAS, the Board of Directors of Merger Sub has approved and adopted this Agreement and Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly after the execution hereof by the parties hereto;

    WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

    WHEREAS, the Merger is intended to be treated as a "pooling of interests" for financial accounting purposes;

    NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I
                                   THE MERGER

    SECTION 1.01. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Maryland Law, at the Effective Time (as defined in SECTION 1.02 of this Agreement), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). Certain terms used in this Agreement are defined in SECTION 9.03 hereof.

    SECTION 1.02. CLOSING; CLOSING DATE; EFFECTIVE TIME. Unless this Agreement shall have been terminated pursuant to SECTION 8.01, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the Merger and the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Hughes & Luce, L.L.P., 1717 Main Street, Dallas, Texas as soon as practicable (but in any event within two business days) after the satisfaction or waiver of the conditions set forth in ARTICLE VII, or at such other date, time and place as Parent and the Company may agree; provided, that the conditions set forth in ARTICLE VII shall have been satisfied or waived at or prior to such time. The date on which the Closing takes place is referred to herein as the "Closing Date." As promptly as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing Articles of Merger with the State Department of Assessments and Taxation of the State of Maryland, in such form as required by, and executed in accordance with the relevant provisions of, Maryland Law (the date and time of such filing, or such later date or time agreed upon by Parent and the Company and set forth therein, being the "Effective Time"). For all Tax purposes, the Closing shall be effective at the end of the day on the Closing Date.

    SECTION 1.03. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Maryland Law.

    SECTION 1.04. ARTICLES OF INCORPORATION; BYLAWS. At the Effective Time, the charter of the Company, as in effect immediately prior to the Effective Time, shall be the charter of the Surviving Corporation and thereafter shall continue to be its charter until amended as provided therein and pursuant to Maryland Law. At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation and thereafter shall continue to be its bylaws until amended as provided therein and pursuant to Maryland Law.

    SECTION 1.05. DIRECTORS AND OFFICERS. In connection with the Merger, the parties hereto shall take such actions as may be necessary or appropriate to cause (i) the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the charter and bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified; (ii) the officers of the Company immediately prior to the Effective Time to be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified; and (iii) the directors of the Company immediately prior to the Effective Time (each such director having resigned from the CDSI board of directors as of the Effective Time) to be advisory directors of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified. In connection with the Merger, at the Effective Time or immediately thereafter, Parent shall take such action as may be necessary or appropriate to cause Clifford Kendall and Peter Bracken to be directors of Parent immediately after the Effective Time (and, in the event a staggered board is approved at the 1997 Annual Meeting of Stockholders, for two-year and one-year terms, respectively), each to hold office in accordance with the charter and bylaws of Parent, in each case until their respective successors are duly elected or appointed and qualified.

                                   ARTICLE II
               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

    SECTION 2.01. MERGER CONSIDERATION; CONVERSION AND CANCELLATION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any further action on the part of the Parent Companies, the Company or their respective stockholders:

        (a) Subject to the other provisions of this ARTICLE II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Company Common Stock described in SECTION 2.01(B) of this Agreement) shall be converted into the right to receive
    1.759 shares of Parent Common Stock (the "Exchange Ratio"). Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

        (b) Notwithstanding any provision of this Agreement to the contrary, each share of Company Common Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

        (c) All shares of the Company Common Stock shall cease to be outstanding and shall automatically be canceled and retired, and each certificate previously evidencing the Company Common Stock outstanding immediately prior to the Effective Time (other than Company Common Stock described in SECTION 2.01(B) of this Agreement) ("Converted Shares") shall thereafter represent the right to receive, subject to SECTION 2.02(E) of this Agreement, that number of shares of Parent Common Stock determined pursuant to the Exchange Ratio and, if applicable, cash pursuant to SECTION 2.02(E) of this Agreement (the "Merger Consideration"). The holders of certificates previously evidencing Converted Shares shall cease to have any rights with respect to such Converted Shares except as otherwise provided herein or by law. Such certificates previously evidencing Converted Shares shall be exchanged for certificates evidencing whole shares of Parent Common Stock upon the surrender of such Certificates in accordance with the provisions of SECTION
    2.02 of this Agreement, without interest. No fractional shares of Parent Common Stock shall be issued in connection with the Merger and, in lieu thereof, a cash payment shall be made pursuant to SECTION 2.02(E) of this Agreement.

        (d) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.10 per share, of the Surviving Corporation.

SECTION 2.02.  EXCHANGE AND SURRENDER OF CERTIFICATES.

    (a) As soon as practicable after the Effective Time, each holder of a certificate previously evidencing Converted Shares shall be entitled, upon surrender thereof to Parent or an exchange agent designated by Parent (as specified in the letter of transmittal described in SECTION 2.02(C)), to receive in exchange therefor a certificate or certificates representing the number of whole shares of Parent Common Stock into which the Converted Shares so surrendered shall have been converted as aforesaid, in such denominations and registered in such names as such holder may request. Each holder of Converted Shares who would otherwise be entitled to a fraction of a share of Parent Common Stock shall, upon surrender of the certificate or certificates representing such shares held by such holder as aforesaid, be paid an amount in cash in accordance with the provisions of SECTION 2.02(E). Until so surrendered and exchanged, each certificate previously evidencing Converted Shares shall represent solely the right to receive Parent Common Stock and cash in lieu of fractional shares that the holder thereof is entitled to receive hereunder. Unless and until any such certificates shall be so surrendered and exchanged, no dividends or other distributions payable to the holders of record of Parent Common Stock as of any time on or after the Effective Time shall be paid to the holders of such certificates previously evidencing Converted Shares; provided, however, that, upon any such surrender and exchange of such certificates, there shall be paid to the record holders of the certificates issued and exchanged therefor (i) the amount, without interest thereon, of dividends and other distributions, if any, with a record date on or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock. Notwithstanding the foregoing, except as otherwise provided by applicable law, no party hereto (or Parent's exchange agent) shall be liable to any former holder of Converted Shares for any cash, Parent Common Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar law.

    (b) All shares of Parent Common Stock issued upon the surrender for exchange of certificates previously representing Converted Shares in accordance with the terms hereof (including any cash paid pursuant to SECTION 2.02(E)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Converted Shares. At and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Stock that was outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates which previously evidenced Converted Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

    (c) As promptly as practicable after the Effective Time, Parent will send or cause to be sent to each record holder of Company Common Stock at the Effective Time a letter of transmittal and other appropriate materials for use in surrendering certificates as contemplated hereby.

    (d) If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed, with signatures guaranteed, and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to Parent or its exchange agent any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or its transfer agent that such tax has been paid or is not payable.

    (e) No certificates or scrip evidencing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of certificates, and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of Parent. In lieu of any such fractional shares, each holder of a certificate previously evidencing Converted Shares, upon surrender of such certificate for exchange pursuant to this ARTICLE II, shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying
(a) the per share closing price as reported on the New York Stock Exchange (the "NYSE") Composite Tape of Parent Common Stock on the date of the Effective Time (or, if shares of Parent Common Stock do not trade on the NYSE on such date, the first date of trading of Parent Common Stock on the NYSE after the Effective
Time) by (b) the fractional interest to which such holder would otherwise be entitled (after taking into account all Converted Shares held of record by such holder at the Effective Time).

    (f) Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Converted Shares such amounts as Parent (or any affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Converted Shares in respect of which such deduction and withholding was made by Parent.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company hereby represents and warrants to the Parent Companies that:

    SECTION 3.01. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure to be so duly qualified and in good standing could not reasonably be expected to have a Company Material Adverse Effect. The term "Company Material Adverse Effect" as used in this Agreement shall mean any change or effect that, individually or when taken together with all other such changes or effects (but after giving effect to application of insurance proceeds or other rights of indemnification in respect of such change or effect), could reasonably be expected to be materially adverse to the business, operations, assets, financial condition results of operations or prospects of the Company and its subsidiaries, taken as a whole. SCHEDULE 3.01 of the disclosure schedule delivered to Parent by the Company on the date hereof (the "Company Disclosure Schedule") sets forth, as of the date of this Agreement, a true and complete list of all the Company's directly or indirectly owned subsidiaries, together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of each subsidiary's outstanding capital stock or other equity interests owned by the Company or another subsidiary of the Company. Except as set forth in SCHEDULE 3.01 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries owns an equity interest in any other partnership or joint venture arrangement or other business entity.

    SECTION 3.02. CHARTER AND BYLAWS. The Company has heretofore furnished or made available to Parent complete and correct copies of the charter and the bylaws or the equivalent organizational documents, in each case as amended or restated, of the Company and each of its subsidiaries. Except as set forth in
SCHEDULE 3.02 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in violation of any of the provisions of its charter or bylaws (or equivalent organizational documents).

SECTION 3.03.  CAPITALIZATION.

    (a) The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock, of which as of July 1, 1997 (i) 6,260,311 shares were issued and outstanding, (ii) 431,617 shares were reserved for future issuance pursuant to outstanding stock options ("Stock Options") granted pursuant to the 1991 Long Term Incentive Plan (the "Option Plan") and (iii) 314,437 shares were reserved for future issuance pursuant to stock options eligible for grant pursuant to the Option Plan. Except as described in this
SECTION 3.03 or in SCHEDULE 3.03(A) of the Company Disclosure Schedule, as of the date of this Agreement, no shares of capital stock of the Company are reserved for any purpose. Except as described in SCHEDULE 3.03(A) of the Company Disclosure Schedule, each of the outstanding shares of capital stock of, or other equity interests in, each of the Company and its subsidiaries is duly authorized, validly issued, and, in the case of shares of capital stock, fully paid and nonassessable, and has not been issued in violation of (nor are any of the authorized shares of capital stock of, or other equity interests in such entities subject to) any preemptive or similar rights created by statute, the charter or bylaws (or the equivalent organizational documents) of the Company or any of its subsidiaries, or any agreement to which the Company or any of its subsidiaries is a party or bound, and such outstanding shares or other equity interests owned by the Company or a subsidiary of the Company are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations on the Company's or such subsidiary's voting rights, charges or other encumbrances of any nature whatsoever.

    (b) Except as set forth in SECTION 3.03(A) above or in SCHEDULE 3.03(B)(I) to the Company Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its subsidiaries is a party relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, issue or sell any shares of the capital stock of the Company or any of its subsidiaries, by sale, lease, license or otherwise. Except as set forth in SCHEDULE 3.03(B)(II) to the Company Disclosure Schedule, there are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to (A) repurchase, redeem or otherwise acquire any shares of the Company Common Stock or other capital stock of the Company, or the capital stock or other equity interests of any subsidiary of the Company; or (B) (other than advances to subsidiaries in the ordinary course of business) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any subsidiary of the Company or any other person. Except as described in SCHEDULE 3.01 or SCHEDULE 3.03(B)(III) to the Company Disclosure Schedule, neither the Company nor any of its subsidiaries (x) directly or indirectly owns, (y) has agreed to purchase or otherwise acquire or

(z) holds any interest convertible into or exchangeable or exercisable for 5% or more of the capital stock of any corporation, partnership, joint venture or other business association or entity (other than the subsidiaries of the Company set forth in SCHEDULE 3.01 of the Company Disclosure Schedule). Except as set forth in SCHEDULE 3.03(B)(IV) of the Company Disclosure Schedule and except for any agreements, arrangements or commitments between the Company and its subsidiaries or between such subsidiaries, there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of the Company or any of its subsidiaries. There are no voting trusts, proxies or other agreements or understandings to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of its subsidiaries.

    (c) The Company has delivered or made available to Parent complete and correct copies of (i) the Option Plan and the forms of Stock Options issued pursuant to the Option Plan, including all amendments thereto and (ii) all Stock Options which are not in the respective forms thereof provided under clause (i) above. SCHEDULE 3.03(C) to the Company Disclosure Schedule sets forth a complete and correct list of all outstanding Stock Options, including any not granted pursuant to the Option Plan, setting forth as of the date hereof (i) the number and type of Stock Options outstanding, (ii) the exercise price of each outstanding Stock Option, (iii) the number of Stock Options exercisable, and
(iv) assuming no amendment or waiver of the terms thereof, the number of Stock Options which will become exercisable on account of the Merger or any other transaction contemplated hereby.

    SECTION 3.04. AUTHORITY. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (subject to, with respect to the Merger, the approval of the Merger by the stockholders of the Company as described in SECTION 3.16 hereof). The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (subject to, with respect to the Merger, the approval of the Merger by the stockholders of the Company as described in SECTION 3.16 hereof). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the Parent Companies, constitutes the legal, valid and binding obligation of the Company.

SECTION 3.05.  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

    (a) Except as set forth in SCHEDULE 3.05 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not (i) conflict with or violate the charter or bylaws, or the equivalent organizational documents, in each case as amended or restated, of the Company or any of its subsidiaries,
(ii) conflict with or violate any federal, state, foreign or local law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, "Laws") applicable to the Company or any of its subsidiaries or by which any of their respective properties is bound or subject or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by or to which the Company or any of its subsidiaries or any of their respective properties is bound or subject, except in the case of clauses (ii) and (iii) where such conflict, violation, breach, default, right, requirement, lien or encumbrance could not reasonably be expected to have a Company Material Adverse Effect. The Board of Directors of the Company has taken all actions necessary under Maryland Law, including approving the transactions contemplated by this Agreement and taking appropriate actions under any stockholder protection laws applicable to the Company or any of its subsidiaries, to ensure that restrictions on business combinations or the owning or voting of the capital stock of the Company or any of its subsidiaries do not, and will not apply with respect or as a result of the transactions contemplated by this Agreement.

    (b) The execution and delivery of this Agreement by the Company does not, and consummation of the transactions contemplated hereby will not, require the Company to obtain any consent, license, permit, approval, waiver, authorization or order of, or to make any filing with or notification to, any governmental or regulatory authority, domestic or foreign (collectively, "Governmental Entities"), except for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities or blue sky laws ("Blue Sky Laws"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and those matters referenced in Schedule 3.05(b) of the Company Disclosure Schedule, and the filing and recordation of appropriate merger documents as required by Maryland Law.

    SECTION 3.06. PERMITS; COMPLIANCE. Except as set forth in SCHEDULE 3.06 of the Company Disclosure Schedule, each of the Company and its subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "Company Permits"), and there is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened regarding suspension or cancellation of any of the Company Permits. Except as set forth in SCHEDULE 3.06 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in material conflict with, or in material default or violation of (a) any Law applicable to the Company or any of its subsidiaries or by or to which any of their respective properties is bound or subject or (b) any of the Company Permits. Except as set forth in SCHEDULE 3.06 of the Company Disclosure Schedule, since June 30, 1995, neither the Company nor any of its subsidiaries has received from any Governmental Entity any written notification with respect to possible material conflicts, defaults or violations of Laws.

SECTION 3.07.  SEC REPORTS; FINANCIAL STATEMENTS.

    (a) Since June 30, 1995, the Company and its subsidiaries have filed all forms, reports, statements and other documents required to be filed with the Securities and Exchange Commission (the "SEC") including, without limitation,
(l) all Annual Reports on Form l0-K, (2) all Quarterly Reports on Form l0-Q, (3) all proxy statements relating to meetings of stockholders (whether annual or special), (4) all Current Reports on Form 8-K and (5) all other reports, schedules, registration statements or other documents (collectively referred to as the "Company SEC Reports"). The Company SEC Reports, including all the Company SEC Reports filed after the date of this Agreement and prior to the Effective Time, (i) were or will be prepared in all material respects in accordance with the requirements of applicable Law and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports filed prior to the Effective Time (i) have been or will be prepared in accordance with the published rules and regulations of the SEC and generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except (A) to the extent required by changes in generally accepted accounting principles, (B) as may be indicated in the notes thereto, or (C) for consolidated financial statements included in Quarterly Reports on Form 10-Q, which are not prepared in accordance with GAAP) and (ii) fairly present or will fairly present the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated (including reasonable estimates of normal and recurring year-end adjustments), except that (x) any unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments and (y) any pro forma financial statements contained in such consolidated financial statements are not necessarily indicative of the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

    SECTION 3.08. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement or as set forth in SCHEDULE 3.08 of the Company Disclosure Schedule, since June 30, 1997, the Company and its subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and there has not been: (i) any material damage, destruction or loss (whether or not covered by insurance) with respect to any material assets of the Company or any of its subsidiaries; (ii) any material change by the Company or its subsidiaries in their accounting methods, principles or practices (other than changes contemplated by GAAP or applicable SEC regulations); (iii) except for dividends by a subsidiary of the Company to the Company or another subsidiary of the Company, dividends paid by a subsidiary prior to the time it became a subsidiary, and except for regular semi-annual dividends with respect to the Company Common Stock in an amount not to exceed $0.07 per share, any declaration, setting aside or payment of any dividends or distributions in respect of shares of the Company Common Stock or the shares of stock of, or other equity interests in, any majority owned subsidiary of the Company, or any redemption, purchase or other acquisition by the Company or any of its subsidiaries of any of the Company's securities or any of the securities of any subsidiary of the Company; (iv) any increase in the benefits under, or the establishment or amendment of, any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to directors, officers or employees of the Company or its subsidiaries, except for (A) increase in salaries or wages payable or to become payable in the ordinary course of business and consistent with past practice or (B) the granting of stock options pursuant to the Option Plans in the ordinary course of business to employees of the Company or its subsidiaries who are not directors or executive officers of the Company; (v) any revaluation by the Company or any of its subsidiaries of any of their assets, including the writing down of the value of inventory or the writing down or off of notes or accounts receivable, other than in the ordinary course of business and consistent with past practices; (vi) any entry by the Company or any of its subsidiaries into any commitment or transaction material to the Company and its subsidiaries, taken as a whole (other than this Agreement and the transactions contemplated hereby or other than in the ordinary course of business); (vii) any material increase in indebtedness for borrowed money; or (viii) any Company Material Adverse Effect.

    SECTION 3.09. ABSENCE OF LITIGATION. Except as set forth in SCHEDULE 3.09 of the Company Disclosure Schedule, there is no claim, action, suit, litigation, proceeding, arbitration or, to the knowledge of the Company, investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any properties or rights of the Company or any of its subsidiaries (except for claims, actions, suits, litigation, proceedings, arbitrations or investigations which could not reasonably be expected to have a Company Material Adverse Effect), and neither the Company nor any of its subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Government Entity or arbitrator, including, without limitation, cease-and-desist or other orders.

SECTION 3.10.  EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

    (a) Set forth in SCHEDULE 3.10 to the Company Disclosure Schedule is a complete and correct list of all "employee benefit plans" (as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), all plans or policies providing for "fringe benefits" (including but not limited to vacation, paid holidays, personal leave, employee discount, educational benefit or similar programs), and each other bonus, incentive compensation, deferred compensation, profit sharing, stock, severance, retirement, health, life, disability, group insurance, employment, stock option, stock purchase, stock appreciation right, supplemental unemployment, layoff, consulting, or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified, currently effective or terminated), and any trust, escrow or other agreement related thereto, which (a) is or has been established, maintained or contributed to by the Company or any ERISA Affiliate and with respect to which the Company or any ERISA Affiliate has any liability, or (b) provides benefits, or describes policies or procedures applicable, to any officer, employee, director, former officer, former employee or former director of the Company or any ERISA Affiliate, or any dependent thereof, regardless of whether funded (each, an "Employee Plan," and collectively, the "Employee Plans").

    (b) Except as set forth in SCHEDULE 3.10 of the Company Disclosure Schedule, no written or oral representations have been made to any employee or officer or former employee or officer of the Company or its subsidiaries promising or guaranteeing any coverage under any employee welfare plan for any period of time beyond the end of the current plan year (except to the extent of coverage required under Code Section 4980B). Except as set forth in SCHEDULE 3.10 of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not accelerate the time of payment or vesting, or increase the amount of compensation (including amounts due under Employee Plans) due to any employee, officer, former employee or former officer of the Company, or its subsidiaries.

    (c) Except as set forth in SCHEDULE 3.10 of the Company Disclosure Schedule, all employees of the Company and its subsidiaries are terminable at the will of the Company, and neither the Company, nor any present or former director, or officer, employee or agent of the Company has made any binding commitments of the Company or any of its subsidiaries, written or verbal, to any present or former director, officer, agent or employee concerning his term, condition, benefits or employment.

    (d) With respect to each Employee Plan, the Company has furnished or made available to Buyer true, correct and complete copies of (i) the plan documents and summary plan description; (ii) the most recent determination letter received from the Internal Revenue Service; (iii) the annual reports required to be filed for the three most recent plan years of each such Employee Plan; (iv) all related trust agreements, insurance contracts or other funding agreements which implement such Employee Plan; and (v) all other documents, records or other materials related thereto reasonably requested by Buyer.

    (e) The Retirement Plan for Employees of Computer Data Systems, Inc., the 401(k) Savings Plan for Employees of Computer Data Systems, Inc., the Supplemental Deferred Compensation Plan and the Supplementary Benefit Plan for Computer Data Systems, Inc. Non-Exempt Employees Assigned to Central Zone Contract No. GS04K96DED0100 are (i) the only employee pension benefit plans maintained by the Company or any ERISA Affiliate that are intended to qualify under Code Section 401; and (ii) meet the qualification requirements of the Code in form and operation; and such plans, and each trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service as to the qualification under the Code of such plan and the tax-exempt status of such related trust, and, except as set forth in SCHEDULE 3.10 to the Company Disclosure Statement, nothing has occurred since the date of such determination letter that may adversely affect the qualification of such plan or the tax-exempt status of such related trust. Except as set forth in SCHEDULE
3.10 of the Company Disclosure Schedule, all Employee Plans purporting to qualify for special tax treatment under any provision of the Code, including, without limitation, Code Sections 79, 105, 106, 125, 127, 129, 132, 421 or 501(c)(9) meet the requirement of such sections in form and in operation. All reports, returns or filings required by any government agency have been timely filed in accordance with all applicable requirements, except as could not reasonably be expected to have a Company Material Adverse Effect.

    (f) Except as set forth in SCHEDULE 3.10 of the Company Disclosure Schedule, no condition exists that would subject the Company, any ERISA Affiliate or Parent to any excise tax, penalty tax or fine related to any Employee Plan, except as could not reasonably be expected to have a Company Material Adverse Effect.

    (g) Except as set forth in SCHEDULE 3.10 of the Company Disclosure Schedule, there are no agreements which will or may provide payments to any officer, employee, stockholder, or highly compensated individual which, in connection with or as a result of the Merger and the transactions contemplated by this Agreement, will be "parachute payments" under Code Section 280G that are nondeductible to the Company or subject to tax under Code Section 4999 for which the Company or any ERISA Affiliate would have withholding liability.

    (h) There is no Employee Plan that is subject to Part 3 of Title I of ERISA or Title IV of ERISA; each Employee Plan has been operated in all material respects in compliance with ERISA, the Code and all other applicable laws; none of the Employee Plans is a "multiple employer plan" or "multiemployer plan" (as described or defined in ERISA or the Code), nor has the Company or any ERISA Affiliate ever contributed or been required to contribute to any such plan; there are no material unfunded liabilities existing under any Employee Plans, and each Employee Plan could be terminated as of the Closing Date without any material liability to the Parent, the Company or any ERISA Affiliate.

    (i) Except as set forth in SCHEDULE 3.10 of the Company Disclosure Schedule, there are no material actions, suits, claims, audits, or investigations pending or, to the knowledge of the Company, threatened against, or with respect to, any of the Employee Plans or their assets, other than benefit claims in the normal course of plan operations; and except as set forth in SCHEDULE 3.10 of the Company Disclosure Schedule and except as could not reasonably be expected to have a Company Material Adverse Effect, all contributions required to be made to the Employee Plans have been made.

    (j) Neither the Company nor any of its subsidiaries is a party to any collective bargaining or other labor union contract. No collective bargaining agreement is being negotiated by the Company or any of its subsidiaries. Except as set forth in SCHEDULE 3.10 of the Company Disclosure Schedule, the Company and its subsidiaries are in compliance in all material respects with all applicable laws respecting employment, employment practices and wages and hours. There is no pending or threatened labor dispute, strike or work stoppage against the Company or any of its subsidiaries which may materially interfere with the respective business activities of the Company or any of its subsidiaries. None of the Company, its subsidiaries or any of their respective representatives or employees has committed any material unfair labor practices in connection with the operation of the respective businesses of the Company or its subsidiaries, and there is no material pending or threatened charge or complaint against the Company or any of its subsidiaries by the National Labor Relations Board or any comparable state agency.

    (k) Except as set forth in SCHEDULE 3.10 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or is bound by any severance agreements, programs, policies, plans or arrangements, whether or not written. SCHEDULE 3.10(D) of the Company Disclosure Schedule sets forth, and the Company has provided or made available to Parent true and correct copies of, (i) all employment agreements with officers or employees of the Company or its subsidiaries; (ii) all agreements with consultants of the Company or its subsidiaries obligating the Company or any subsidiary to make annual cash payments in an amount exceeding $50,000; and (iii) all non-competition agreements with the Company.

    (l) Set forth on SCHEDULE 3.10 of the Company Disclosure Schedule is a complete listing of all employee benefit plans that are currently being reviewed by the Internal Revenue Service or Department of Labor under an Amnesty Program. Amnesty Program includes, but is not limited to any voluntary or involuntary entry into the Voluntary Compliance Resolutions programs (VCR), Closing Agreement Programs (CAP), or any other amnesty-type programs.

SECTION 3.11.  TAXES.

    (a) Except for such matters as would not have a Company Material Adverse Effect, and except as set forth on SCHEDULE 3.11(A) to the Company Disclosure Schedule, (i) all returns and reports ("Tax Returns") of or with respect to any Tax which is required to be filed on or before the Closing Date by or with respect to the Company or any its subsidiaries have been or will be duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return have been or will be so included and all information provided in each such Tax Return is true, correct and complete in all material respects, (iii) all Taxes which have become or will become due with respect to the period covered by each such Tax Return have been or will be timely paid in full, (iv) all withholding Tax requirements imposed on or with respect to the Company or any of its subsidiaries have been or will be satisfied in full in all material respects, and (v) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax, except where such penalty, interest or charge could not reasonably be expected to have a Company Material Adverse Effect.

    (b) All Tax Returns of or with respect to the Company or any of its subsidiaries, with unexpired or extended statutes of limitations, which have not been audited by the applicable governmental authority are set forth in Schedule 3.11(b) to the Company Disclosure Schedule.

    (c) Except as set forth on SCHEDULE 3.11(C) to the Company Disclosure Schedule, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company or any its subsidiaries or any waiver or agreement for any extension of time for the assessment, collection or payment of any Tax of or with respect to the Company or any of its subsidiaries.

    (d) There are no pending audits, actions, proceedings, investigations, disputes or claims with respect to or against the Company or any of its subsidiaries for or with respect to any Taxes, no assessment, deficiency or adjustment has been assessed or, to the Company's knowledge, proposed with respect to any Tax Return of or with respect to the Company or any of its subsidiaries, and there is no reasonable basis on which any claim for material Taxes can be asserted against the Company or any of its subsidiaries, other than those disclosed on SCHEDULE 3.11(D) to the Company Disclosure Schedule (true and correct copies of all such audit or similar reports having been made available to Parent) or which could not reasonably be expected to have a Company Material Adverse Effect.

    (e) Except as set forth in SCHEDULE 3.11(E) to the Company Disclosure Schedule, the total amounts set up as liabilities for current and deferred Taxes in the financial statements referred to in SECTION 3.07 of this Agreement are sufficient, in accordance with GAAP, to cover in all material respects the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to the Company and any of its subsidiaries up to and through the periods covered thereby.

    (f) The Company has previously delivered or made available to Parent true and complete copies of each written Tax allocation or sharing agreement and a true and complete description of each unwritten Tax allocation or sharing arrangement affecting the Company or any of its subsidiaries.

    (g) Except for statutory liens for current Taxes not yet due, no material liens for Taxes exist upon the assets of any of the Company or its subsidiaries.

    (h) Neither the Company nor any of its subsidiaries will be required to include any amount in income for any taxable period beginning after July 1, 1997 as a result of a change in accounting method for any taxable period ending on or before June 30, 1997 or pursuant to any agreement with any Tax authority with respect to any such taxable period.

    (i) Except as set forth on SCHEDULE 3.11(I) to the Company Disclosure Schedule, none of the property of the Company or any of its subsidiaries is held in an arrangement for which partnership Tax Returns are being filed, and neither the Company nor any of its subsidiaries owns any interest in any controlled foreign corporation (as defined in section 957 of the Code), passive foreign investment company (as defined in section 1296 of the Code) or other entity the income of which is required to be included in the income of the Company or such subsidiary.

    (j) Except as set forth on SCHEDULE 3.11(J) to the Company Disclosure Schedule, none of the property of the Company or any of its subsidiaries is subject to a safe-harbor lease (pursuant to Section 168(f) (8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is "tax-exempt use property" (within the meaning of Section 168(h) of the Code) or "tax-exempt bond financed property" (within the meaning of Section 168(g)(5) of the Code).

    (k) Except as set forth on SCHEDULE 3.11(K) to the Company Disclosure Schedule, none of the transactions contemplated by this Agreement will result in any Tax liability or the recognition of any item of income or gain to the Company or any of its subsidiaries.

    (l) Neither the Company nor any of its subsidiaries has made an election under Section 341(f) of the Code.

    (m) Except as set forth in SCHEDULE 3.11 of the Company Disclosure Schedule, neither the Company nor any subsidiary has ever been a member of an affiliated group of corporations (as defined in Section 1504(a) of the Internal Revenue
Code) other than the group of which the Company is currently the common parent.

    (n) Except as set forth in SCHEDULE 3.11 of the Company Disclosure Schedule, neither the Company nor any subsidiary is or has ever been subject to Taxes in any jurisdiction outside the United States.

SECTION 3.12.  TAX MATTERS; POOLING.

    (a) Neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take any action that would prevent the Merger from (a) constituting a reorganization qualifying under the provisions of
Section 368(a) of the Code or (b) being treated for financial accounting purposes as a "pooling of interests" in accordance with GAAP and the rules, regulations and interpretations of the SEC (a "Pooling Transaction").

    (b) To the knowledge of the Company, there is no plan or intention by any stockholder of the Company who owns five percent or more of the Company Common Stock, and there is no plan or intention on the part of any of the remaining stockholders of the Company Common Stock, to sell, exchange or otherwise dispose of a number of shares of Parent Common Stock to be received in the Merger that would reduce the Company stockholders' ownership of Parent Common Stock to a number of shares having a value, as of the Effective Time, of less than 45 percent of the value of all of the Company Common Stock (including shares of the Company Common Stock exchanged for cash in lieu of fractional shares of Parent Common Stock) outstanding immediately prior to the Effective Time.

    (c) Immediately following the Merger, the Company will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets held immediately prior to the Merger. For purposes of this representation, amounts used by the Company to pay Merger expenses and all redemptions and distributions made by the Company will be included as assets of the Company immediately prior to the Merger.

    (d) The Company and the holders of the Company Common Stock will each pay their respective expenses, if any, incurred in connection with the Merger.

    (e) There is no intercorporate indebtedness existing between the Company and Parent or between the Company and Merger Sub that was issued, acquired, or will be settled at a discount.

    (f) The Company is not an investment company as defined in Section 368(a)
(2) (F) (iii) and (iv) of the Code.

    (g) The Company is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

    SECTION 3.13. AFFILIATES. SCHEDULE 3.13 to the Company Disclosure Schedule identifies all persons who the Company considers to be affiliates of the Company under Rule 145 of the Securities Act. Concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent an executed letter agreement, substantially in the form of EXHIBIT A hereto, from certain of such persons identified on SCHEDULE 3.13 to the Company Disclosure Schedule and will deliver to Parent within ten days after the date of this Agreement an executed letter agreement, substantially in the form of EXHIBIT A hereto, from each of the other persons identified on SCHEDULE 3.13 to the Company Disclosure Schedule.

    SECTION 3.14. CERTAIN BUSINESS PRACTICES. None of the Company, any of its subsidiaries or any directors or officers, or to the knowledge of the Company any agents or employees, of the Company or any of its subsidiaries has individually or in the aggregate in any material respect (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

    SECTION 3.15.  ENVIRONMENTAL MATTERS.  Except for matters disclosed in
SCHEDULE 3.15 of the Company Disclosure Schedule and except for matters that could not reasonably be expected to result, individually or in the aggregate with all other such matters, in liability to the Company or any of its subsidiaries in excess of $750,000, (i) the properties, operations and activities of the Company and its subsidiaries are in compliance with all applicable Environmental Laws; (ii) the Company and its subsidiaries and the properties and operations of the Company and its subsidiaries are not subject to any existing, pending or, to the knowledge of the Company, threatened action, suit, claim, investigation, inquiry or proceeding by or before any governmental authority under any Environmental Laws; (iii) all notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed by the Company or any of its subsidiaries under any Environmental Laws in connection with any aspect of the business of the Company or its subsidiaries, including without limitation those relating to the treatment, storage, disposal or release of a hazardous or otherwise regulated substance, have been duly obtained or filed and will remain valid and in effect after the Merger, and the Company and its subsidiaries are in compliance with the terms and conditions of all such notices, permits, licenses and similar authorizations; (iv) the Company and its subsidiaries have satisfied and are currently in compliance with all financial responsibility requirements applicable to their operations and imposed by any governmental authority under any Environmental Laws, and the Company and its subsidiaries have not received any notice of noncompliance with any such financial responsibility requirements; (v) to the Company's knowledge, there are no physical or environmental conditions existing on any property of the Company or its subsidiaries or resulting from the Company's or such subsidiaries' operations or activities, past or present, at any location, that would give rise to any on-site or off-site remedial obligations imposed on the Company or any of its subsidiaries under any Environmental Laws or that would impact the soil, groundwater or surface water or human health (to the extent of exposure to hazardous substances); (vi) to the Company's knowledge, since the effective date of the relevant requirements of applicable Environmental Laws and to the extent required by such applicable Environmental Laws, all hazardous or otherwise regulated substances generated by the Company and its subsidiaries have been transported only by carriers authorized under Environmental Laws to transport such substances and wastes, and disposed of only at treatment, storage, and disposal facilities authorized under Environmental Laws to treat, store or dispose of such substances and wastes; (vii) there has been no exposure of any person or property to hazardous substances or any pollutant or contaminant, nor has there been any release of hazardous substances, or any pollutant or contaminant into the environment by the Company or its subsidiaries or in connection with their properties or operations that could reasonably be expected to give rise to any claim against the Company or any of its subsidiaries for damages or compensation; and (viii) subject to restrictions necessary to preserve any attorney client privilege, the Company and its subsidiaries have made available to Parent all internal and external environmental audits and studies and all correspondence on substantial environmental matters in the possession of the Company or its subsidiaries relating to any of the current or former properties or operations of the Company and its subsidiaries.

    For purposes of this Agreement, the term "Environmental Laws" shall mean any and all laws, statutes, ordinances, rules, regulations, or orders of any Governmental Entity pertaining to health (to the extent of exposure to hazardous substances) the environment currently in effect in any and all jurisdictions in which the Company and its subsidiaries own property or conduct business, including without limitation, the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990 ("OPA"), any state laws implementing the foregoing federal laws, and all other environmental conservation or protection laws. For purposes of this Agreement, the terms "hazardous substance" and "release" have the meanings specified in CERCLA and RCRA and shall include petroleum and petroleum products, radon and PCB's, and the term "disposal" has the meaning specified in RCRA; provided, however, that to the extent the laws of the state in which the property is located establish a meaning for "hazardous substance," "release," or "disposal" that is broader than that specified in either CERCLA or RCRA, such broader meaning shall apply.

    SECTION 3.16. VOTE REQUIRED. The only vote of the holders of any class or series of the Company capital stock necessary to approve the Merger is the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Company Common Stock.

    SECTION 3.17. BROKERS. Except as set forth in SCHEDULE 3.17 to the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

    SECTION 3.18. INSURANCE. Except as set forth in SCHEDULE 3.18 to the Company Disclosure Schedule, the Company and each of its subsidiaries are currently insured, and during each of the past five calendar years have been insured, for reasonable amounts against such risks as companies engaged in a similar business and similarly situated would, in accordance with good business practice, customarily be insured.

    SECTION 3.19. PROPERTIES. Except as set forth on SCHEDULE 3.19 to the Company Disclosure Schedule and except for liens arising in the ordinary course of business after the date hereof and properties and assets disposed of in the ordinary course of business after June 30, 1997, the Company and its subsidiaries have good and marketable title, free and clear of all liens (other than liens that could not reasonably be expected to have a Company Material Adverse Effect), to all their material properties and assets, whether tangible or intangible, real, personal or mixed, reflected in the June 30, 1997 consolidated balance sheet (as previously provided to Parent) as being owned by the Company and its subsidiaries as of the date thereof or purported to be owned on the date hereof. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases by any of the Company or its subsidiaries are held under valid instruments enforceable by the Company or its subsidiaries in accordance with their respective terms. Substantially all of the Company's and its subsidiaries' equipment in regular use has been well maintained and is in good and serviceable condition, except for failures to be in good and serviceable condition that could not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.20.  CERTAIN MATERIAL CONTRACTS.

    (a) SCHEDULE 3.20(A) to the Company Disclosure Schedule lists each of the following agreements and arrangements (whether written or oral and including all amendments thereto) to which the Company or any of its subsidiaries is a party or a beneficiary or by which the Company or any of its subsidiaries is bound that are material, directly or indirectly, to the business of the Company and any of its subsidiaries, taken as a whole (collectively, the "Material Contracts") (i) any supply, distribution or other agreements or arrangements pursuant to which the Company or its subsidiaries sell or distribute any products or services and which is not cancelable within 30 days notice without penalty that reasonably could be expected to result in fiscal year 1997 or 1998 revenues in excess of $5,000,000; (ii) any warranty agreements or arrangements under which the Company or any of its subsidiaries has any liability with a value in excess of $250,000; (iii) any capital or operating leases or conditional sales agreements relating to vehicles or equipment with a value in excess of $250,000; (iv) any agreements or arrangements pursuant to which the Company or any of its subsidiaries is entitled or obligated to acquire any assets from a third party in excess of $250,000; (v) material insurance policies currently in effect; (vi) any agreement evidencing, securing or otherwise relating to any indebtedness for which the Company or any of its subsidiaries has any liability in excess of $250,000, (vii) any agreement with or for the benefit of any stockholder, director, officer or employee of the Company or any of its subsidiaries, or any affiliate or family member thereof (other than employee benefit plans, benefit arrangements and other compensatory arrangements referred to in SECTION 3.10); and (viii) any other agreement or arrangement (other than contracts for the purchase or sale of goods or services in the ordinary course of business in connection with the performance of the Company's contracts) pursuant to which the Company or any of its subsidiaries could be required to make or be entitled to receive aggregate payments in excess of $250,000 and which is not cancelable within 30 days notice without penalty.

    (b) The Company and its subsidiaries have performed all of their obligations under each Material Contract and there exists no breach or default (or event that with notice or lapse of time would constitute a breach or default) under any Material Contract, except as could not reasonably be expected to have a Company Material Adverse Effect.

    (c) Except as set forth in SCHEDULE 3.20 of the Company Disclosure Schedule, on the date hereof and on the Closing Date, each Material Contract is valid, binding and in full force and effect and enforceable in all material respects in accordance with its respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity. Except as set forth in SCHEDULE 3.20 of the Company Disclosure Schedule, there has been no termination or, to the Company's knowledge, threatened termination or notice of default under any Material Contract. The Company has delivered or made available to Parent a copy of each written Material Contract.

    (d) Except as set forth in SCHEDULE 3.20(D) to the Company Disclosure Schedule, no consent of any person is required in connection with the transactions contemplated by this Agreement in order to preserve the rights of the Company or any of its subsidiaries under or to prevent any disadvantage to the Company or any of its subsidiaries in respect of any Material Contract after the Effective Time.

    SECTION 3.21. PRINCIPAL CUSTOMERS; COMPETING INTERESTS. The Company has made available to Parent a list of the ten largest customers by dollar volume of sales for fiscal year 1997 of the Company and its subsidiaries (the "Largest Customers"), with the amount of revenues attributable to each such customer, for the Company's 1996 and 1997 fiscal years. Except as described in such SCHEDULE 3.21, none of the Largest Customers has terminated or materially altered its relationship with the Company since the beginning of the Company's 1996 fiscal year, or, to the Company's knowledge, threatened to do so or otherwise notified the Company of any intention to do so, and there has been no material dispute with any of the Largest Customers since the beginning of the Company's 1996 fiscal year. Except as described in such SCHEDULE 3.21, none of the Company, any of its subsidiaries, any director, officer or stockholder of any of the foregoing owns, directly or indirectly, an interest in any entity that is a competitor, customer or supplier of the Company or any of its subsidiaries or that otherwise has business dealings with the Company or any of its subsidiaries that are material to the Company and its subsidiaries taken as a whole, other than the beneficial ownership of not more than 1% of the voting securities of any such entity that are publicly traded.

    SECTION 3.22. INTELLECTUAL PROPERTY RIGHTS. There are no registered patents, trademarks, service marks, trade names or copyrights, or applications for or licenses (to or from the Company or any of its subsidiaries) with respect to any of the foregoing that are material to the Company and its subsidiaries taken as a whole, that (a) are owned by the Company or any of its subsidiaries, or with respect to which the Company or any of its subsidiaries has any rights, or (b) are used, whether directly or indirectly, by the Company or any of its subsidiaries, other than as set forth on SCHEDULE 3.22 to the Company Disclosure Schedule. Except as set forth in SCHEDULE 3.22 of the Company Disclosure Schedule, the Company and its subsidiaries have the right to use the trademarks and trade names set forth on such SCHEDULE 3.22 and any other computer software and software licenses, intellectual property, proprietary information, trade secrets, trademarks, trade names, copyrights, material and manufacturing specifications, drawings and designs used by the Company or any of its subsidiaries and material to the operation of the business of the Company or any of its subsidiaries (collectively, "Intellectual Property"), without infringing on or otherwise acting adversely to the rights or claimed rights of any person, except to the extent such infringement or actions adverse to another's rights or claimed rights could not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on SCHEDULE 3.22 to the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is obligated to pay any royalty or other consideration material to the Company and its subsidiaries taken as a whole to any person in connection with the use of any Intellectual Property. Except as set forth in SCHEDULE 3.22 of the Company Disclosure Schedule and as could not reasonably be expected to have a Company Material Adverse Effect, to the Company's knowledge, no other person is infringing on the rights of the Company and its subsidiaries in any of their Intellectual Property.

    SECTION 3.23. INFORMATION SUPPLIED. Without limiting any of the representations and warranties contained herein, no representation or warranty of the Company and no statement by the Company or other information contained in the Company Disclosure Schedule, any side letters delivered or entered into by the Company pursuant to this Agreement or any document incorporated therein by reference as of the date of such representation, warranty, statement or document, contains any untrue statement of material fact, or omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were made (but after taking into account (i) all such representations, warranties, statements or documents and (ii) the information included in the Company's reports filed with the SEC on or after July 1, 1996), not misleading.

    SECTION 3.24. OPINION OF FINANCIAL ADVISOR. The Company has received the opinion of Legg Mason Wood, Incorporated to the effect that, as of the date of delivery of such opinion, the Merger Consideration to be received by the holders of the Company Common Stock in the Merger is fair, from a financial point of view, to such holders.

    SECTION 3.25.  [RESERVED]

    SECTION 3.26.  FEDERAL GOVERNMENT CONTRACTS.

    (a) Except as set forth in SCHEDULE 3.26 to the Company Disclosure Schedule,
(i) none of the federal government contracts of the Company or its subsidiaries have been terminated for default or convenience; (ii) no show cause or cure notices, as defined by each contract or applicable federal regulation, have been issued; and (iii) neither the Company nor its subsidiaries have received any notices to cure any defaults of the contracts. In addition, to the Company's knowledge, there are no material delivery or performance problems or issues on the part of the Company or its subsidiaries.

    (b) Except as set forth in SCHEDULE 3.26 to the Company Disclosure Schedule, none of the Company's federal government contracts, to the Company's knowledge, are anticipated to be terminated for convenience or discontinued for any reason including for lack of funding or federal budget constraints.

    (c) All information, data, representations, statements and certificates as submitted or provided to the government (the "Information") relative to federal government contracts of the Company or any of its subsidiaries were current, complete and accurate in all material respects as of the date made (including particularly invoices, claims or other requests for payments and any certificate regarding procurement integrity "or certificates of current cost and pricing data"), in each case to the extent of any open statute of limitations.

    SECTION 3.27. PARENT STOCK OWNERSHIP. Neither the Company nor any of its subsidiaries beneficially owns any shares of Parent Common Stock of other securities convertible into or exchangeable for Parent Common Stock.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF PARENT

    The Parent Companies hereby represent and warrant to the Company that:

    SECTION 4.01. ORGANIZATION AND QUALIFICATION. Each of the Parent Companies is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure to be so duly qualified and in good standing could not be reasonably expected to have a Parent Material Adverse Effect. The term "Parent Material Adverse Effect" as used in this Agreement shall mean any change or effect that, individually or when taken together with all other such changes or effects (but after giving effect to application of insurance proceeds or other rights of indemnification in respect of such change or effect), could reasonably be expected to be materially adverse to the business, operations, assets, financial condition, or results of operations of Parent and its subsidiaries, taken as a whole.

    SECTION 4.02. CHARTER AND BYLAWS. Parent has heretofore furnished or made available to the Company a complete and correct copy of the charter and bylaws, as amended or restated, of each of the Parent Companies. Except as set forth in
SCHEDULE 4.02 of the disclosure schedule delivered to the Company by Parent on the date hereof (the "Parent Disclosure Schedule"), none of the Parent Companies is in violation of any of the provisions of its charter or bylaws.

SECTION 4.03.  CAPITALIZATION.

    (a) The authorized capital stock of Parent consists of (i) 75,000,000 shares of Parent Common Stock, of which as of June 30, 1997, (x) 29,495,497 shares were issued and outstanding, (y) no shares were held in treasury and (z) 2,752,710 shares were reserved for future issuance pursuant to outstanding stock options and 6,405,686 shares were reserved for future issuance upon conversion of shares of Class B common stock, par value $0.01 per share, of Parent (the "Class B Common Stock"); (ii) 6,405,686 shares of Class B Common Stock of which all such shares were issued and outstanding; and (iii) 3,000,000 shares of preferred stock, par value $0.01 per share ("Parent Preferred Stock"), of which no shares are issued and outstanding. Except as described in this SECTION 4.03 or in
SCHEDULE 4.03(A) of the Parent Disclosure Schedule, as of the date of this Agreement, no shares of capital stock of Parent are reserved for any purpose. The outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid and nonassessable, and have not been issued in violation of (nor are any of the authorized shares of capital stock of Parent subject to) any preemptive or similar rights created by statute, the charter or bylaws of Parent, or any agreement to which Parent is a party or bound.

    (b) Except as set forth in SECTION 4.03(A) above or in SCHEDULE 4.03(B)(I) to the Parent Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Parent or any of its subsidiaries is a party relating to the issued or unissued capital stock of the Parent or any of its subsidiaries or obligating the Parent or any of its subsidiaries to grant, issue or sell any shares of the capital stock of the Parent or any of its subsidiaries, by sale, lease, license or otherwise. Except as set forth in SCHEDULE 4.03(B)(II) to the Parent Disclosure Schedule, there are no obligations, contingent or otherwise, of the Parent or any of its subsidiaries to (A) repurchase, redeem or otherwise acquire any shares of the Parent Common Stock or other capital stock of the Parent, or the capital stock or other equity interests of any subsidiary of the Parent; or (B) (other than advances to subsidiaries in the ordinary course of business) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any subsidiary of the Parent or any other person. Except as described in SCHEDULE 4.03(B)(III) to the Parent Disclosure Schedule, neither the Parent nor any of its subsidiaries (x) directly or indirectly owns, (y) has agreed to purchase or otherwise acquire or (z) holds any interest convertible into or exchangeable or exercisable for 5% or more of the capital stock of any corporation, partnership, joint venture or other business association or entity. Except as set forth in SCHEDULE 4.03(B)(IV) of the Parent Disclosure Schedule and except for any agreements, arrangements or commitments between the Parent and its subsidiaries or between such subsidiaries, there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of the Parent or any of its subsidiaries. There are no voting trusts, proxies or other agreements or understandings to which the Parent or any of its subsidiaries is a party or by which the Parent or any of its subsidiaries is bound with respect to the voting of any shares of capital stock of the Parent or any of its subsidiaries.

    (c) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share ("Merger Sub Common Stock"). As of the date of this Agreement, 100 shares of Merger Sub Common Stock were issued and outstanding and held by Parent, all of which are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Merger Sub's charter or bylaws or any agreement to which Merger Sub is a party or is bound.

    (d) The shares of Parent Common Stock to be issued pursuant to the Merger
(i) will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Parent's charter or bylaws or any agreement to which Parent is a party or is bound and (ii) will, when issued, be listed on the NYSE.

    SECTION 4.04. AUTHORITY. Each of the Parent Companies has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (subject to, with respect to the issuance of the Parent Common Stock in the Merger, the approval thereof by the holders of the Parent Common Stock as described in SECTION 4.12). The execution and delivery of this Agreement by each of the Parent Companies and the consummation by each of the Parent Companies of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of any of the Parent Companies are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (subject to, with respect to the issuance of the Parent Common Stock in the Merger, the approval thereof by the holders of the Parent Common Stock as described in SECTION 4.12). This Agreement has been duly executed and delivered by each of the Parent Companies and, assuming the due authorization, execution and delivery thereof by the Company, constitutes the legal, valid and binding obligation of each of the Parent Companies.

SECTION 4.05.  NO CONFLICT; REQUIRED FILINGS AND CONSENT.

    (a) Except as set forth in SCHEDULE 4.05 of the Parent Disclosure Schedule, the execution and delivery of this Agreement by each of the Parent Companies does not, and the consummation of the transactions contemplated hereby will not
(i) conflict with or violate the charter or bylaws, or the equivalent organizational documents, in each case as amended or restated, of Parent or any of Parent's subsidiaries, (ii) conflict with or violate any Laws applicable to Parent or any of Parent's subsidiaries or by which any of their properties is bound or subject, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of Parent's subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of Parent's subsidiaries is a party or by or to which Parent or any of Parent's subsidiaries or any of their respective properties is bound or subject, except in the case of clauses (ii) and (iii) where such conflict, violation, breach, default, right, requirement, lien or encumbrance could not reasonably be expected to have a Parent Material Adverse Effect. The Board of Directors of the Parent has taken all actions necessary under Delaware Law, including approving the transactions contemplated by this Agreement and taking appropriate actions under any stockholder protection laws applicable to the Parent or any of its subsidiaries, to ensure that restrictions on business combinations or the owning or voting of the capital stock of the Parent or any of its subsidiaries do not, and will not apply in respect or as a result of the transactions contemplated by this Agreement.

    (b) The execution and delivery of this Agreement by each of the Parent Companies does not, and the consummation of the transactions contemplated hereby will not, require any of the Parent Companies to obtain any consent, license, permit, approval, waiver, authorization or order of, or to make any filing with or notification to, any Governmental Entities, except for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the HSR Act and those matters referenced in SCHEDULE 4.05(B) of the Parent Disclosure Schedule and the filing and recordation of appropriate merger documents as required by Maryland Law.

    SECTION 4.06. PERMITS; COMPLIANCE. Except as set forth in SCHEDULE 4.06 of the Parent Disclosure Schedule, each of Parent and its subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "Parent Permits"), and there is no action, proceeding or investigation pending or, to the knowledge of Parent, threatened regarding suspension or cancellation of any of the Parent Permits. Except as set forth in SCHEDULE 4.06 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is in material conflict with, or in material default or violation of (a) any Law applicable to Parent or any of its subsidiaries or by or to which any of their respective properties is bound or subject or (b) any of the Parent Permits. Except as set forth in SCHEDULE 4.06 of the Parent Disclosure Schedule, since June 30, 1995, neither Parent nor any of its subsidiaries has received from any Governmental Entity any written notification with respect to possible material conflicts, defaults or violations of Laws.

SECTION 4.07.  SEC REPORTS; FINANCIAL STATEMENTS.

    (a) Since June 30, 1995, Parent and its subsidiaries have filed all forms, reports, statements and other documents required to be filed with the SEC, including, without limitation, (1) all Annual Reports on Form l0-K, (2) all Quarterly Reports on Form 10-Q, (3) all proxy statements relating to meetings of stockholders (whether annual or special), (4) all Current Reports on Form 8-K and (5) all other reports, schedules, registration statements or other documents (collectively, the "Parent SEC Reports"). The Parent SEC Reports, including all Parent SEC Reports filed after the date of this Agreement and prior to the Effective Time (x) were or will be prepared in all material respects in accordance with the requirements of applicable Law and (y) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports filed prior to the Effective Time (i) have been or will be prepared in accordance with the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except
(A) to the extent required by changes in generally accepted accounting principles and (B) with respect to Parent SEC Reports filed prior to the date of this Agreement, as may be indicated in the notes thereto) and (ii) fairly present or will fairly present the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated (including reasonable estimates of normal and recurring year-end adjustments), except that (x) any unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments and (y) any pro forma financial information contained in such consolidated financial statements is not necessarily indicative of the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

    SECTION 4.08. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement or as set forth in SCHEDULE 4.08 to the Parent Disclosure Schedule, since June 30, 1997, each of Parent and its subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice, and there has not been: (i) any material damage, destruction or loss (whether or not covered by insurance) with respect to any material assets of Parent or any of its subsidiaries; (ii) any material change by Parent or its subsidiaries in their accounting methods, principles or practices; (iii) except for dividends by a subsidiary of Parent to Parent or another subsidiary of Parent, any declaration, setting aside or payment of any dividends or distributions in respect of shares of Parent Common Stock or the shares of stock of, or other equity interests in, any majority-owned subsidiary of Parent, or any redemption, purchase or other acquisition by Parent or any of Parent's subsidiaries of any of Parent's securities or any of the securities of any subsidiary of Parent; or (iv) any Parent Material Adverse Effect.

    SECTION 4.09. ABSENCE OF LITIGATION. Except as set forth in SCHEDULE 4.09 to the Parent Disclosure Schedule, there is no claim, action, suit, litigation, proceeding, arbitration or, to the knowledge of Parent, investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the knowledge or Parent, threatened against Parent or any of its subsidiaries or any properties or rights of Parent or any of its subsidiaries (except for claims, actions, suits, litigation, proceedings, arbitrations or investigations which could not reasonably be expected to have a Parent Material Adverse Effect) and neither Parent nor any of its subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease-and-desist or other orders.

SECTION 4.10.  TAX MATTERS; POOLING.

    (a) None of the Parent Companies nor, to the knowledge of Parent, any of their affiliates has taken or agreed to take any action that would prevent the Merger (i) from constituting a reorganization qualifying under the provisions of
Section 368(a) of the Code or (ii) from being treated as a Pooling Transaction for financial accounting purposes.

    (b) There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired, or will be settled at a discount.

    (c) Parent has no present plan or intention to sell or dispose of any of the assets of the Company or any of its subsidiaries after the Effective Time, except for (i) sales, transfers or other distributions made in the ordinary course of business and (ii) transfers described in Section 368(a)(2)(C) of the Code.

    (d) Parent has no present plan or intention to reacquire any of the shares of Parent Common Stock it will issue to stockholders of the Company in the Merger.

    (e) Following the Effective Time, Parent currently intends to continue the historic businesses of the Company and its subsidiaries that are presently conducted.

    SECTION 4.11. VOTE REQUIRED. The only vote of the holders of any class or series of Parent capital stock necessary to approve the issuance of the Parent Common Stock in the Merger is, pursuant to the requirements of the NYSE, the affirmative vote of the holders of a majority of the outstanding shares of the common stock of Parent voted on the proposal to so issue the Parent Common Stock; provided that the total vote cast on such proposal represents over 50% in interest of the outstanding common stock of Parent. No vote of the holders or any class or series of Parent capital stock is required to approve the Merger and adopt this Agreement. Parent, as the sole stockholder of Merger Sub, will promptly vote to approve the Merger and adopt this Agreement.

    SECTION 4.12. BROKERS. Except as set forth on SCHEDULE 4.12 to the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Parent Companies.

    SECTION 4.13. INFORMATION SUPPLIED. Without limiting any of the representations and warranties contained herein, no representation or warranty of Parent and no statement by the Parent or other information contained in the Parent Disclosure Schedule, any side letters delivered or entered into by the Parent pursuant to this Agreement or any document incorporated therein by reference as of the date of such representation, warranty, statement or document, contains any untrue statement of material fact, or omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were made (but after taking into account (i) all such representations, warranties, statements or documents and (ii) the information included in Parent's reports filed with the SEC on or after July 1, 1996), not misleading.

    SECTION 4.14. OPINION OF FINANCIAL ADVISOR. Parent has received the opinion of Smith Barney Inc. to the effect that, as of the date of the Agreement, the Exchange Ratio is fair, from a financial point of view, to Parent.

    SECTION 4.15.  [RESERVED]

    SECTION 4.16.  EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

    (a) The Affiliated Computer Services, Inc. Savings Plan (a) is the only employee pension benefit plan maintained by the Parent or any ERISA Affiliate that is intended to qualify under Code Section 401; and (b) meets the qualification requirements of the Code in form and operation, and such plan, and each trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service as to the qualification under the Code of such plan and the tax-exempt status of such related trust, and nothing has occurred since the date of such determination letter that may adversely affect the qualification of such plan or the tax-exempt status of such related trust. Except as set forth in SCHEDULE 4.16 of the Parent Disclosure Schedule, all Employee Plans purporting to qualify for special tax treatment under any provision of the Code, including, without limitation, Code Sections 79, 105, 106, 125, 127, 129, 132, 421 or 501(c)(9) meet the requirement of such sections in form and in operation. All reports, returns or filings required by any government agency have been filed in accordance with all applicable requirements.

    (b) Except as set forth in SCHEDULE 4.16 of the Company Disclosure Schedule, no condition exists that would subject the Parent, any ERISA Affiliate or Parent to any excise tax, penalty tax or fine related to any Employee Plan, except as could not reasonably be expected to have a Parent Material Adverse Effect.

    (c) There is no Employee Plan that is subject to Part 3 of Title I of ERISA or Title IV of ERISA; each Employee Plan has been operated in all material respects in compliance with ERISA, the Code and all other applicable laws; none of the Employee Plans is a "multiple employer plan" or "multiemployer plan" (as described or defined in ERISA or the Code), nor has the Parent or any ERISA Affiliate ever contributed or been required to contribute to any such plan; there are no material unfunded liabilities existing under any Employee Plans, and each Employee Plan could be terminated as of the Closing Date without any material liability to the Parent, the Parent or any ERISA Affiliate.

    (d) Except as set forth in SCHEDULE 4.16 of the Parent Disclosure Schedule, there are no material actions, suits, claims, audits, or investigations pending or, to the knowledge of the Parent, threatened against, or with respect to, any of the Employee Plans or their assets, other than benefit claims in the normal course of plan operations, and except as set forth in SCHEDULE 4.16 of the Parent Disclosure Schedule and except as could not reasonably be expected to have a Parent Material Adverse Effect, all contributions required to be made to the Employee Plans have been made.

    SECTION 4.17. CERTAIN BUSINESS PRACTICES. None of the Parent, any of its subsidiaries or any directors or officers, or to the knowledge of Parent, any agents or employees, of the Parent or any of its subsidiaries has individually or in the aggregate in any material respect (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

    SECTION 4.18.  ENVIRONMENTAL MATTERS.  Except for matters disclosed in
SCHEDULE 4.18 of the Parent Disclosure Schedule and except for matters that could not reasonably be expected to result, individually or in the aggregate with all other such matters, in liability to the Parent or any of its subsidiaries in excess of $750,000, (i) the properties, operations and activities of the Parent and its subsidiaries are in compliance with all applicable Environmental Laws; (ii) the Parent and its subsidiaries and the properties and operations of the Parent and its subsidiaries are not subject to any existing, pending or, to the knowledge of the Parent, threatened action, suit, claim, investigation, inquiry or proceeding by or before any governmental authority under any Environmental Laws; (iii) all notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed by the Parent or any of its subsidiaries under any Environmental Laws in connection with any aspect of the business of the Parent or its subsidiaries, including without limitation those relating to the treatment, storage, disposal or release of a hazardous or otherwise regulated substance, have been duly obtained or filed and will remain valid and in effect after the Merger, and the Parent and its subsidiaries are in compliance with the terms and conditions of all such notices, permits, licenses and similar authorizations; (iv) the Parent and its subsidiaries have satisfied and are currently in compliance with all financial responsibility requirements applicable to their operations and imposed by any governmental authority under any Environmental Laws, and the Parent and its subsidiaries have not received any notice of noncompliance with any such financial responsibility requirements; (v) to the Parent's knowledge, there are no physical or environmental conditions existing on any property of the Parent or its subsidiaries or resulting from the Parent's or such subsidiaries' operations or activities, past or present, at any location, that would give rise to any on-site or off-site remedial obligations imposed on the Parent or any of its subsidiaries under any Environmental Laws or that would impact the soil, groundwater, or surface water or human health (to the extent of exposure to hazardous substances); (vi) to the Parent's knowledge, since the effective date of the relevant requirements of applicable Environmental Laws and to the extent required by such applicable Environmental Laws, all hazardous or otherwise regulated substances generated by the Parent and its subsidiaries have been transported only by carriers authorized under Environmental Laws to transport such substances and wastes, and disposed of only at treatment, storage, and disposal facilities authorized under Environmental Laws to treat, store or dispose of such substances and wastes; (vii) there has been no exposure of any person or property to hazardous substances or any pollutant or contaminant, nor has there been any release of hazardous substances, or any pollutant or contaminant into the environment by the Parent or its subsidiaries or in connection with their properties or operations that could reasonably be expected to give rise to any claim against the Parent or any of its subsidiaries for damages or compensation; and (viii) subject to restrictions necessary to preserve any attorney client privilege, the Parent and its subsidiaries have made available to Parent all internal and external environmental audits and studies and all correspondence on substantial environmental matters in the possession of the Parent or its subsidiaries relating to any of the current or former properties or operations of the Parent and its subsidiaries.

    For purposes of this Agreement, the term "Environmental Laws" shall mean any and all laws, statutes, ordinances, rules, regulations, or orders of any Governmental Entity pertaining to health (to the extent of exposure to hazardous substances) or the environment currently in effect in any and all jurisdictions in which the Parent and its subsidiaries own property or conduct business, including without limitation, the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990 ("OPA"), any state laws implementing the foregoing federal laws, and all other environmental conservation or protection laws. For purposes of this Agreement, the terms "hazardous substance" and "release" have the meanings specified in CERCLA and RCRA and shall include petroleum and petroleum products, radon and PCB's, and the term "disposal" has the meaning specified in RCRA; PROVIDED, HOWEVER, that to the extent the laws of the state in which the property is located establish a meaning for "hazardous substance," "release," or "disposal" that is broader than that specified in either CERCLA or RCRA, such broader meaning shall apply.

    SECTION 4.19. INSURANCE. Except as set forth on SCHEDULE 4.19 to the Parent Disclosure Schedule, the Parent and each of its subsidiaries are currently insured, and during each of the past five calendar years have been insured, for reasonable amounts against such risks as companies engaged in a similar business and similarly situated would, in accordance with good business practice, customarily be insured.

    SECTION 4.20. INTELLECTUAL PROPERTY RIGHTS. There are no registered patents, trademarks, service marks, trade names or copyrights, or applications for or licenses (to or from the Parent or any of its subsidiaries) with respect to any of the foregoing that are material to the Parent and its subsidiaries taken as a whole, that (a) are owned by the Parent or any of its subsidiaries, or with respect to which the Parent or any of its subsidiaries has any rights, or (b) are used, whether directly or indirectly, by the Parent or any of its subsidiaries, other than as set forth on SCHEDULE 4.20 to the Parent Disclosure Schedule. Except as set forth in SCHEDULE 4.20 of the Parent Disclosure Schedule, the Parent and its subsidiaries have the right to use the trademarks and trade names set forth on such SCHEDULE 4.20 and any other computer software and software licenses, intellectual property, proprietary information, trade secrets, trademarks, trade names, copyrights, material and manufacturing specifications, drawings and designs used by the Parent or any of its subsidiaries and material to the operation of the business of the Parent or any of its subsidiaries (collectively, "Intellectual Property"), without infringing on or otherwise acting adversely to the rights or claimed rights of any person, except to the extent such infringement or actions adverse to another's rights or claimed rights could not reasonably be expected to have a Parent Material Adverse Effect. Except as set forth on SCHEDULE 4.20 to the Parent Disclosure Schedule, neither the Parent nor any of its subsidiaries is obligated to pay any royalty or other consideration material to the Parent and its subsidiaries taken as a whole to any person in connection with the use of any Intellectual Property. Except as set forth in SCHEDULE 4.20 of the Parent Disclosure Schedule and as could not reasonably be expected to have a Parent Material Adverse Effect, to the Parent's knowledge, no other person is infringing on the rights of the Parent and its subsidiaries in any of their Intellectual Property.

    SECTION 4.21. CREDIT FACILITIES. As of the date of this Agreement, Parent has, and as of the Closing Date Parent will have, sufficient cash and available sources of credit to repay any and all amounts outstanding under the Company's principal credit facility with NationsBank, N.A.

    SECTION 4.22. COMPANY COMMON STOCK. Neither Parent nor any of its subsidiaries beneficially owns any shares of Company Common Stock of other securities convertible into or exchangeable for Company Common Stock.

                                   ARTICLE V
                                   COVENANTS

    SECTION 5.01. AFFIRMATIVE COVENANTS OF THE COMPANY. The Company hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by Parent, the Company will and will cause its subsidiaries to:

        (a) operate its business in all material respects in the usual and ordinary course consistent with past practices;

        (b) use all reasonable efforts to preserve substantially intact its business organization, maintain its material rights and franchises, retain the services of its respective officers and key employees and maintain its relationships with its material customers and suppliers;

        (c) maintain and keep its material properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice; and

        (d) use all reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

    SECTION 5.02. NEGATIVE COVENANTS OF THE COMPANY. Except as expressly contemplated by this Agreement, otherwise consented to in writing by Parent or set forth in Schedule 5.02 of the Company Disclosure Schedule, from the date of this Agreement until the Effective Time, the Company will not do, and will not permit any of its subsidiaries to do, any of the foregoing:

        (a) (i) increase the compensation payable to or to become payable to any director or executive officer, unless such increase results from the operation of compensation arrangements in effect prior to the date hereof;
    (ii) grant any severance or termination pay (other than pursuant to the normal severance policy of the Company or its subsidiaries as in effect on the date of this Agreement or any of the agreements or arrangements disclosed in the Company Disclosure Schedule) to, or enter into or amend any employment or severance agreement with, any director, officer or employee;
    (iii) establish, adopt or enter into any employee benefit plan or arrangement; or (iv) except as may be required by applicable law and actions that are not inconsistent with the provisions of Section 6.08 of this Agreement, amend in any material respect, or take any other actions with respect to, any of the Benefit Plans or any of the plans, programs, agreements, policies or other arrangements described in Section 3.10(d) of this Agreement;

        (b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock, except for dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company and except for regular semi-annual dividends with respect to the Company Common Stock in an amount not to exceed $0.11 per share;

        (c) (i) except as described in Schedule 3.03(b)(ii) of the Company Disclosure Schedule, redeem, purchase or otherwise acquire any shares of its or any of its subsidiaries' capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries' capital stock (other than any such acquisition directly from any wholly owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary), or any options, warrants or conversion or other rights to acquire any shares of its or its subsidiaries' capital stock or any such securities or obligations (except in connection with the exercise of outstanding Stock Options in accordance with their terms); (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its or its subsidiaries' capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or its subsidiaries' capital stock;

        (d) (i) except as described in Schedule 3.03(b)(i) of the Company Disclosure Schedule, issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any security interests, liens, claims, pledges, limitations in voting rights, charges or other encumbrances) of, any shares of any class of its or its subsidiaries' capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares (except as permitted pursuant to Section 6.08 of this Agreement or for the issuance of shares upon the exercise of outstanding Stock Options); (ii) amend or otherwise modify the terms of any such rights or options the effect of which shall be to make such terms more favorable to the holders thereof; or (iii) except as contemplated by the terms of existing Stock Options, take any action to accelerate the exercisability of Stock Options;

        (e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business and consistent with past practice);

        (f) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its material assets or any material assets of any of its subsidiaries, except for dispositions of inventories and of assets in the ordinary course of business and consistent with past practice;

        (g) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Competing Transaction (as defined below), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of the Company's subsidiaries to take any such action, and the Company shall promptly notify Parent of all relevant terms of any such inquiries and proposals received by the Company or any of its subsidiaries or by any such officer, director, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or proposal is in writing, the Company shall promptly deliver or cause to be delivered to Parent a copy of such inquiry or proposal; provided, however, that nothing contained in this subsection (g) shall prohibit the Board of Directors of the Company from (i) furnishing information to, or entering into discussions or negotiations with, or following termination of this Agreement in accordance with Section 8.01, entering into an agreement with, any person or entity in connection with an unsolicited bona fide written proposal, by such person or entity to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire a substantial portion of the assets of the Company or any of its subsidiaries, if, and only to the extent that (A) the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law and (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity the Company (x) provides one day's prior written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) enters into with such person or entity a confidentiality agreement in reasonably customary form on terms not more favorable to such person or entity than the terms contained in that certain Confidentiality Agreement dated as of July 20, 1997 between Parent and the Company (the "Confidentiality Agreement");
    (ii) complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with regard to a Competing Transaction; or (iii) failing to make or withdrawing or modifying its recommendation referred to in Section 6.02(a) if there exists a Competing Transaction and the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law. For purposes of this Agreement, "Competing Transaction" shall mean any of the following (other than the transactions contemplated by this Agreement) involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination or similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; (iv) any person having acquired beneficial ownership of, or any group (as such term is used in Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of capital stock of the Company; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing;

        (h) release any third party from its obligations, or grant any consent, under any existing standstill provision relating to a Competing Transaction or otherwise under any confidentiality or other agreement relating thereto, or fail to fully enforce any such agreement;

        (i) adopt or propose to adopt any amendments to its charter or bylaws, which would have an adverse impact on the consummation of the transactions contemplated by this Agreement, except to the extent necessary to implement the Advisory Board contemplated by Section 1.05;

        (j) (A) change any of its methods of accounting in effect at June 30, 1997, or (B) make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending June 30, 1997, except, in each case, as may be required by Law or GAAP;

        (k) incur any obligation for borrowed money or purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument, except in the ordinary course of business consistent with past practice and in no event in excess of $250,000 in the aggregate (unless such borrowings are incurred under the Company's principal credit facility with NationsBank, N.A. and relate to working capital or capital expenditures in the ordinary course of business);

        (l) enter into any arrangement, agreement or contract material to the Company and its subsidiaries taken as a whole with any third party (other than customers in the ordinary course of business) which provides for an exclusive arrangement with that third party or is substantially more restrictive on the Company or substantially less advantageous to the Company than arrangements, agreements or contracts existing on the date hereof;

        (m) agree in writing or otherwise to do any of the foregoing.

SECTION 5.03.  AFFIRMATIVE AND NEGATIVE COVENANTS OF PARENT.

    (a) Parent hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by the Company, Parent will and will cause its material subsidiaries to:

        (i) operate its business in all material respects in the usual and ordinary course consistent with past practices;

        (ii) use all reasonable efforts to preserve substantially intact its business organization, maintain its material rights and franchises, retain the services of its respective officers and key employees and maintain its relationships with its material customers and suppliers;

       (iii) maintain and keep its material properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice;

        (iv) use all reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained; and

        (v) take all actions necessary to cause Merger Sub to approve the Merger, this Agreement and the transactions contemplated thereby and hereby.

    (b) Except as expressly contemplated by this Agreement, otherwise consented to in writing by the Company or set forth in Schedule 5.03 of the Parent Disclosure Schedule, from the date of this Agreement until the Effective Time, Parent will not do, and will not permit any of its subsidiaries to do, any of the following:

        (i) knowingly take any action which would result in a failure to maintain the trading of the Parent Common Stock on the NYSE;

        (ii) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock, except for dividends by a wholly owned subsidiary of Parent to Parent or another wholly owned subsidiary of Parent;

       (iii) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business and consistent with past practice), which, in each case, would prevent the consummation of the transactions contemplated by this Agreement;

        (iv) adopt or propose to adopt any amendments to its charter or bylaws, which would have an adverse impact on the consummation of the transactions contemplated by this Agreement; or

        (v) agree in writing or otherwise to do any of the foregoing.

    With respect to SUBSECTIONS 5.03(B)(IV) and (V) above, the parties hereto acknowledge that, in connection with the Parent's upcoming Annual Meeting of Stockholders, a proposed increase in the amount of the Parent's authorized Class A Common Stock to 500,000,000 shares and a proposed increase in the amount of the Parent's authorized Class B Common Stock to 14,000,000 shares and charter and bylaw amendments to implement for Parent a staggered Board of Directors consistent with the resolutions of the Parent's Board of Directors passed on August 5, 1997 do not violate or breach such subsections.

    (c) Parent hereby expressly consents to the terms and conditions of, and assumes the obligations of the Company under, the split-dollar life insurance agreements between the Company and each of Clifford Kendall, Ted Tinsley and Mary Ann Mayhew as are disclosed on Schedule 3.10 to the Company Disclosure Schedule.

SECTION 5.04.  ACCESS AND INFORMATION.

    (a) Except as may be deemed necessary or appropriate to comply with applicable laws (including, without limitation, any requirements with respect to security clearances) and subject to any applicable privileges (including, without limitation, the attorney-client privilege), the Company shall, and shall cause its subsidiaries to (i) afford to Parent and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the "Parent Representatives") reasonable access at reasonable times, upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its subsidiaries and to the books and records thereof and (ii) furnish promptly to Parent and the Parent Representatives such information concerning the business, properties, contracts, records and personnel of the Company and its subsidiaries (including, without limitation, financial, operating and other data and information) as may be reasonably requested, from time to time, by Parent.

    (b) Parent shall, and shall cause its subsidiaries to (i) afford to the Company and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the " Company Representatives") reasonable access at reasonable times, upon reasonable prior notice, to the officers, employees, accountants, agents, properties, offices and other facilities of Parent and its subsidiaries and to the books and records thereof and (ii) furnish promptly to the Company and the Company Representatives such information concerning the business, properties, contracts, records and personnel of Parent and its subsidiaries (including, without limitation, financial, operating and other data and information) as may be reasonably requested, from time to time, by the Company.

    (c) Notwithstanding the foregoing provisions of this SECTION 5.04, neither party shall be required to grant access or furnish information to the other party to the extent that such access or the furnishing of such information is prohibited by law. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are herein contained and each such representation and warranty shall survive such investigation.

    (d) The information received pursuant to SECTION 5.04(A) and (B) shall be deemed to be "Confidential Information" for purposes of the Confidentiality Agreement.

                                   ARTICLE VI
                             ADDITIONAL AGREEMENTS

SECTION 6.01.  MEETINGS OF STOCKHOLDERS.

    (a) The Company shall, promptly after the date of this Agreement, take all actions necessary in accordance with Maryland Law and its charter and bylaws to convene a meeting of the Company's stockholders to act on this Agreement (the "Company Stockholders Meeting"), and the Company shall consult with Parent in connection therewith. The Company shall use its best efforts to solicit from stockholders of the Company proxies in favor of the approval and adoption of this Agreement and to secure the vote of stockholders required by Maryland Law and its charter and bylaws to approve and adopt this Agreement, unless otherwise necessary due to the applicable fiduciary duties of the directors of the Company, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel.

    (b) Parent shall, promptly after the date of this Agreement, take all actions necessary in accordance with the Delaware General Corporation Law and its charter and bylaws to convene a meeting of Parent's stockholders to approve the issuance of the Parent Common Stock in connection with the Merger pursuant to the requirements of the NYSE (the "Parent Stockholders Meeting"). Parent shall use its best efforts to solicit from stockholders of Parent proxies in favor of the approval of such issuance of Parent Common Stock and to secure the vote of stockholders required by the NYSE.

SECTION 6.02.  REGISTRATION STATEMENT; PROXY STATEMENTS.

    (a) As promptly as practicable after the execution of this Agreement, Parent shall prepare and file with the SEC a registration statement on Form S-4 (such registration statement, together with any amendments thereof or supplements thereto, being the "Registration Statement"), containing a proxy statement/prospectus for stockholders of the Company (the "Company Proxy Statement/Prospectus") and a proxy statement and form of proxy for stockholders of Parent (together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to Parent's stockholders, the "Parent Proxy Statement"), in connection with the registration under the Securities Act of the offer and sale of Parent Common Stock to be issued in the Merger and the other transactions contemplated by this Agreement. As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC a proxy statement that will be the same as the Company Proxy Statement/Prospectus, and a form of proxy, in connection with the vote of the Company's stockholders with respect to the Merger (such proxy statement and form of proxy, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's stockholders, being the "Company Proxy Statement"). Each of Parent and the Company will use its best efforts to cause the Registration Statement to be declared effective as promptly as practicable, and shall take any action required to be taken under any applicable federal or state securities laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of Parent and the Company shall furnish to the other all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions. As promptly as practicable after the Registration Statement shall have been declared effective, the Company shall mail the Company Proxy Statement to its stockholders entitled to notice of and to vote at the Company Stockholders Meeting and Parent shall mail the Parent Proxy Statement to its stockholders entitled to notice of and to vote at the Parent Stockholders Meeting. The Company Proxy Statement shall include the recommendation of the Company's Board of Directors in favor of the Merger and adoption of this Agreement, unless otherwise necessary due to the applicable fiduciary duties of the directors of the Company, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel. The Parent Proxy Statement shall include the recommendation of Parent's Board of Directors in favor of approval of the issuance of the Parent Common Stock in the Merger.

    (b) The information supplied by the Company for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company for inclusion in (i) the Company Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting shall not, at the date the Company Proxy Statement (or any supplement thereto) is first mailed to stockholders, at the time of the Company Stockholders Meeting or at the Effective Time and (ii) the Parent Proxy Statement to be sent to the stockholders of Parent in connection with the Parent Stockholders Meeting shall not, at the date the Parent Proxy Statement (or any supplement thereto) is first mailed to stockholders, at the time of the Parent Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its affiliates, or its or their respective officers or directors, should be discovered by the Company that should be set forth in an amendment to the Registration Statement or a supplement to the Company Proxy Statement or the Parent Proxy Statement, the Company shall promptly inform Parent thereof in writing. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

    (c) The information supplied by Parent for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Parent for inclusion in (i) the Company Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting shall not, at the date the Company Proxy Statement (or any supplement thereto) is first mailed to stockholders, at the time of the Company Stockholders Meeting or at the Effective Time and (ii) the

Parent Proxy Statement to be sent to the stockholders of Parent in connection with the Parent Stockholders Meeting shall not, at the date the Parent Proxy Statement (or any supplement thereto) is first mailed to stockholders, at the time of the Parent Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Parent or any of its affiliates, or to their respective officers or directors, should be discovered by Parent that should be set forth in an amendment to the Registration Statement or a supplement to the Company Proxy Statement or the Parent Proxy Statement, Parent shall promptly inform the Company thereof in writing. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

SECTION 6.03.  APPROPRIATE ACTION; CONSENTS; FILINGS.

    (a) The Company and Parent shall each use, and shall cause each of their respective subsidiaries to use, all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the Merger,
(iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act (in the case of Parent) and the Exchange Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, (B) the HSR Act and (C) any other applicable Law; provided that Parent and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the nonfiling party and its advisors prior to filings and, if requested, shall accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and Parent shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Company Proxy Statement, the Parent Proxy Statement or the Registration Statement) in connection with the transactions contemplated by this Agreement. Parent and the Company shall request early termination of the waiting period with respect to the Merger under the HSR Act.

    (b) Parent and the Company agree to cooperate with respect to, and shall cause each of their respective subsidiaries to cooperate with respect to, and agree to use all reasonable efforts vigorously to contest and resist, any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") of any Governmental Entity that is in effect and that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action.

    (c) (i) Each of the Company and Parent shall give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use all reasonable efforts to obtain any third party consents (A) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (B) otherwise required under any contracts, licenses, leases or other agreements in connection with the consummation of the transactions contemplated hereby or (C) required to prevent a Company Material Adverse Effect or a Parent Material Adverse Effect from occurring prior to the Effective Time.

        (ii) In the event that any party shall fall to obtain any third party consent described in subsection (c)(i) above, such party shall use all reasonable efforts, and shall take any such actions reasonably requested by the other parties, to limit the adverse effect upon the Company and Parent, their respective subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

    (d) Subject to any restrictions imposed by applicable law, each of Parent and the Company shall promptly notify the other of (w) any material change in its business, financial condition or results of operations, (x) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entities with respect to its business or the transactions contemplated hereby, (y) the institution or the threat of material litigation involving it or any of its subsidiaries or (z) any event or condition that might reasonably be expected to cause any of its representations, warranties, covenants or agreements set forth herein not to be true and correct at the Effective Time. As used in the preceding sentence, "material litigation" means any case, arbitration or adversary proceeding or other matter which would have been required to be disclosed on the Company Disclosure Schedule pursuant to Section 3.09 or the Parent Disclosure Schedule pursuant to Section 4.09, as the case may be, if in existence on the date hereof.

SECTION 6.04.  AFFILIATES; POOLING; TAX TREATMENT.

    (a) The Company shall use all reasonable efforts to obtain from any person who may be deemed to have become an affiliate of the Company after the date of this Agreement and on or prior to the Effective Time, a written agreement substantially in the form of EXHIBIT A hereto as soon as practicable after attaining such status.

    (b) Parent shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale by stockholders of the Company who may be affiliates of the Company or Parent pursuant to Rule 145 under the Securities Act.

    (c) Each party hereto shall use all reasonable efforts to cause the Merger to be treated for financial accounting purposes as a Pooling Transaction, and shall not take, and shall use all reasonable efforts to prevent any affiliate of such party from taking, any actions which could prevent the Merger from being treated for financial accounting purposes as a Pooling Transaction,

    (d) Each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not take, and shall use all reasonable efforts to prevent any affiliate of such party from taking, any actions which could prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

    SECTION 6.05. PUBLIC ANNOUNCEMENTS. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation. The press release announcing the execution and delivery of this Agreement may be a joint press release of Parent and the Company.

    SECTION 6.06. NYSE LISTING. Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing (subject to official notice of issuance) on the NYSE prior to the Effective Time.

SECTION 6.07.  COMFORT LETTERS.

    (a) The Company shall use all reasonable efforts to cause Ernst & Young LLP to deliver a letter dated as of the date of the Company Proxy Statement, and addressed to itself and Parent and their respective Boards of Directors, in form and substance reasonably satisfactory to Parent, and customary in scope and substance for agreed-upon procedures letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Registration Statement and the Company Proxy Statement.

    (b) Parent shall use all reasonable efforts to cause Price Waterhouse LLP to deliver a letter dated as of the date of the Parent Proxy Statement, and addressed to itself and the Company and their respective Boards of Directors, in form and substance reasonably satisfactory to the Company, and customary in scope and substance for agreed-upon procedures letters delivered by independent public accounts in connection with registration statements and proxy statements similar to the Registration Statement and the Parent Proxy Statement.

SECTION 6.08.  STOCK OPTION PLANS.

    (a) OPTION PLANS. Parent and the Company shall take such actions not inconsistent with the Merger being accounted for financial accounting purposes as a Pooling Transaction, including (with respect to the Company) the amendment of the Option Plans and Stock Options, to permit Parent to assume, and Parent shall assume, effective at the Effective Time, each Stock Option that remains unexercised in whole or in part as of the Effective Time and substitute shares of Parent Common Stock for the shares of the Company Common Stock purchasable under each such assumed option ("Assumed Option"), which assumption and substitution shall be effected as follows:

        (i) the Assumed Option shall not give the optionee additional benefits which such optionee did not have under the Stock Option before such assumption and shall be assumed on the same terms and conditions as the Stock Option being assumed (including any terms and conditions arising as a result of the transactions contemplated by this Agreement), subject to
    SECTION 6.08(A)(II) and (III) below;

        (ii) the number of shares of Parent Common Stock purchasable under the Assumed Option shall be equal to the number of shares of Parent Common Stock that the holder of the Stock Option being assumed would have received (without regard to any vesting schedule) upon consummation of the Merger had such Stock Option been exercised in full immediately prior to consummation of the Merger; and

       (iii) the per share exercise price of such Assumed Option shall be an amount equal to the per share exercise price of the Stock Option being assumed divided by the Exchange Ratio.

    (b) REGISTRATION. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Assumed Options, and, as soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or other appropriate form) with respect to the shares of Parent Common Stock subject to the Assumed Options, and shall use its best efforts to maintain the effectiveness of such registration statement for so long as any of the Assumed Options remain outstanding.

    SECTION 6.09. MERGER SUB. Prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than a de minimis amount of cash paid to Merger Sub for the issuance of its stock to Parent) or liabilities.

    SECTION 6.10. INDEMNIFICATION; INSURANCE. For a period of six years after the Effective Time, Parent shall not amend or otherwise modify, or cause the Company to amend or otherwise modify, Article NINTH of the charter of the Company or Article VII of the bylaws of the Company (in each case as in effect on the date hereof), or similar provisions of the charter or bylaws of any subsidiaries of the Company, in a manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Effective Time were directors or officers of the Company or any of its subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such amendment or modification is required by law. For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain officers' and directors' liability insurance for all persons currently covered under the Company's officers' and directors' liability insurance policies, in their capacities as officers and directors, on terms no less favorable to the covered persons than such existing insurance; provided, however, that Parent shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of 150% of the current annual premium paid by the Company for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap. This SECTION
6.10 is intended to be for the benefit of, and shall be enforceable by, the persons referred to above, their heirs and personal representatives, and shall be binding on Parent and its successors and assigns.

                                  ARTICLE VII
                               CLOSING CONDITIONS

    SECTION 7.01.  CONDITIONS TO OBLIGATIONS OF EACH PARTY UNDER THIS
AGREEMENT. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by the parties hereto, in whole or in part, to the extent permitted by applicable law:

        (a) EFFECTIVENESS OF THE REGISTRATION STATEMENT; BLUE SKY.The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC. Parent shall have received all Blue Sky permits and other authorizations necessary to consummate the transactions contemplated by this Agreement.

        (b) STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company, and the issuance of the Parent Common Stock in the Merger shall have been approved by the requisite vote of the stockholders of Parent.

        (c) NO ORDER. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and no such Governmental Entity shall have initiated or threatened to initiate any proceeding seeking any of the foregoing that reasonably could be expected to prevent the Merger or otherwise result in a Company Material Adverse Effect or a Parent Material Adverse Effect.

        (d) HSR ACT. The applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

        (e) POOLING OF INTERESTS. Parent and the Company shall have been advised in writing by each of Price Waterhouse LLP and Ernst & Young LLP, respectively, on the Closing Date that the Merger should be treated for financial accounting purposes as a Pooling Transaction.

    SECTION 7.02.  ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE PARENT
COMPANIES. The obligations of the Parent Companies to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Parent, in whole or in part:

        (a) REPRESENTATIONS AND WARRANTIES.Each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) except as, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect. The Parent Companies shall have received a certificate of the President and the Chief Financial Officer of the Company, dated the Closing Date, to such effect.

        (b) AGREEMENTS AND COVENANTS.The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Parent Companies shall have received a certificate of the President and the Chief Financial Officer of the Company, dated the Closing Date, to that effect.

        (c) MATERIAL ADVERSE CHANGE.Since June 30, 1997, there shall have been no change, occurrence or circumstance in the financial condition, results of operations, business, operations or prospects of the Company or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, business, operations or prospects of the Company and its subsidiaries, taken as a whole. The Parent Companies shall have received a certificate of the President and the Chief Financial Officer of the Company, dated the Closing Date, to such effect.

        (d) ABSENCE OF REGULATORY CONDITIONS.There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity in connection with the grant of a regulatory approval necessary, in the reasonable business judgment of Parent, to the continuing operation of the current or future business of the Company, which imposes any condition or restriction upon the Parent Companies or the business or operations of the Company which, in the reasonable business judgment of Parent, would be materially burdensome in the context of the transactions contemplated by this Agreement.

        (e) EARNINGS PER SHARE.The earnings per share of the Company for the quarter ending September 30, 1997 shall be no less than as disclosed elsewhere by the Company to the Parent, as determined in accordance with GAAP applied on a consistent basis with the financial statements referred to in SECTION 3.07.

        (f) TAX OPINION.Hughes & Luce, L.L.P. shall have delivered to Parent its written opinion as of the date that the Parent Proxy Statement is first mailed to Parent stockholders substantially to the effect that (x) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (y) Parent, Merger Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and
    (z) Parent, Merger Sub and the Company will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger, and such opinion shall not have been withdrawn or modified in any material respect.

        (h) VCR SUBMISSION.The Company shall have filed a VCR submission with the Internal Revenue Service in respect of each of the 401(k) Savings Plan for Employees of Computer Data Systems, Inc., the Retirement Plan for Employees of Computer Data Systems, Inc. and the Company's Supplemental Deferred Compensation Plan, as set forth in Schedule 3.10 to the Company Disclosure Schedule.

    SECTION 7.03. ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligations of the Company to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by the Company, in whole or in part:

        (a) REPRESENTATIONS AND WARRANTIES.Each of the representations and warranties of the Parent Companies contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) except as, individually or in the aggregate, could not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate of the President and the Chief Financial Officer of the Parent, dated the Closing Date, to such effect.

        (b) AGREEMENTS AND COVENANTS.The Parent Companies shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date. The Company shall have received a certificate of the President and the Chief Financial Officer of the Parent, dated the Closing Date, to that effect.

        (c) MATERIAL ADVERSE CHANGE.Since June 30, 1997, there shall have been no change, occurrence or circumstance in the financial condition, results of operations, business, operations or prospects of Parent or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, business, operations or prospects of Parent and its subsidiaries, taken as a whole. The Company shall have received a certificate of the President and the Chief Financial Officer of each of the Parent Companies, dated the Closing Date, to such effect.

        (d) ABSENCE OF REGULATORY CONDITIONS.There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity in connection with the grant of a regulatory approval necessary, in the reasonable business judgment of the Company, to the continuing operation of the current or future business of Parent, which imposes any condition or restriction upon Parent or the business or operations of Parent which, in the reasonable business judgment of the Company, would be materially burdensome in the context of the transactions contemplated by this Agreement.

        (e) NEW YORK STOCK EXCHANGE LISTING.The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to official notice of issuance) on the NYSE.

        (f) TAX OPINION.Miles & Stockbridge, a Professional Corporation, shall have delivered to the Company its written opinion as of the date that the Company Proxy Statement is first mailed to the Company stockholders substantially to the effect that (x) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (y) Parent, Merger Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (z) no gain or loss for U.S. federal income tax purposes will be recognized by the holders of the Company Common Stock upon receipt of shares of Parent Common Stock in the Merger, except with respect to any cash received in lieu of a fractional share interest in Parent Common Stock, and such opinion shall not have been withdrawn or modified in any material respect.

                                  ARTICLE VIII
                       TERMINATION, AMENDMENT AND WAIVER

    SECTION 8.01. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of the Company:

        (a) by mutual consent of Parent and the Company;

        (b) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in SECTION 7.02(A) or SECTION 7.02(B) of this Agreement, as the ease may be, would be incapable of being satisfied by February 15, 1998; provided, that in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this SECTION 8.01(B);

        (c) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of the Parent Companies set forth in this Agreement, or if any representation or warranty of the Parent Companies shall have become untrue, in either case such that the conditions set forth in SECTION 7.03(A) or SECTION 7.03(B) of this Agreement, as the case may be, would be incapable of being satisfied by February 15, 1998; provided, that in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this SECTION 8.01(C);

        (d) by either Parent or the Company, if there shall be any Order which is final and nonappealable preventing the consummation of the Merger, except if the party relying on such Order to terminate this Agreement has not complied with its obligations under SECTION 6.03(B) of this Agreement;

        (e) by either Parent or the Company, if the Merger shall not have been consummated before February 15, 1998, except if the party relying on this
    SECTION 8.01(E) shall have failed to comply with its covenants and agreements hereunder and such failure to consummate the Merger shall be a result of the breach or violation of such covenants and agreements;

        (f) by either Parent or the Company, if this Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of the Company at the Company Stockholders Meeting or if the issuance of the Parent Common Stock in connection with the Merger shall fail to receive the requisite vote for approval by the stockholders of Parent at the Parent Stockholders Meeting;

        (g) by Parent, if (i) the Board of Directors of the Company withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do any of the foregoing;
    (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company any Competing Transaction or shall have resolved to do so; (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of the Company recommends that stockholders tender their shares into such tender or exchange offer; or (iv) any person (other than Parent or an affiliate thereof) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is used in Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of the Company; or

        (h) by the Company, if the Board of Directors of the Company (x) fails to make or withdraws its recommendation referred to in SECTION 6.02(A) if there exists at such time a Competing Transaction, or (y) recommends to the Company's stockholders approval or acceptance of a Competing Transaction, in each case only if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law.

    The right of any party hereto to terminate this Agreement pursuant to this
SECTION 8.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

    SECTION 8.02.  EFFECT OF TERMINATION.  Except as provided in SECTION 8.05 or
SECTION 9.01 of this Agreement, in the event of the termination of this Agreement pursuant to SECTION 8.01, this Agreement shall forthwith become void, there shall be no liability on the part of the Parent Companies or the Company to the other and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party of any liability for (i) any breach of such party's covenants or agreements contained in this Agreement, or
(ii) any willful breach of such party's representations or warranties contained in this Agreement.

    SECTION 8.03. AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; PROVIDED, HOWEVER, that, after approval of the Merger by the stockholders of the Company, (i) no amendment, which under applicable law may not be made without the approval of the stockholders of the Company, may be made without such approval, and (ii) no amendment, which under the applicable rules of the NYSE, may not be made without the approval of the stockholders of Parent, may be made without such approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    SECTION 8.04. WAIVER. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. For purposes of this SECTION 8.04, the Parent Companies as a group shall be deemed to be one party.

SECTION 8.05.  FEES, EXPENSES AND OTHER PAYMENTS.

    (a) Except as provided in SECTION 8.05(C) of this Agreement, all Expenses (as defined in paragraph (b) of this SECTION 8.05) incurred by the parties hereto shall be borne solely and entirely by the party which has incurred such Expenses; PROVIDED, HOWEVER, that (i) the allocable share of the Parent Companies as a group and the Company for all Expenses related to printing, filing and mailing the Registration Statement, the Company Proxy Statement and the Parent Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement, the Company Proxy Statement and the Parent Proxy Statement shall be one-half each (ii) any and all filing fees under the HSR Act shall be borne one-half each by Parent and the Company and
(iii) in the event that the Company Stockholders Meeting is held and this Agreement and the transactions contemplated hereby are not approved by the requisite vote of the stockholders of the Company (and at the time of such meeting, there shall not exist a Competing Transaction), then the Company shall pay all of Parent's Expenses up to $1 million if, but only if (x) the conditions set forth in SECTIONS 7.01(A), (B), (C) and (D) and SECTIONS 7.03(A), (B), (C),
(D), and (e) have been satisfied, (y) with respect to SECTION 7.01(E), Price Waterhouse LLP advises Parent that but for the failure of the Company's stockholders to approve the Merger or other actions or inactions by the Company or an affiliate of the Company or within the control of either, the Merger would be treated for financial accounting purposes as a Pooling Transaction, and (z) with respect to SECTION 7.03(F), but for the failure of the Company's stockholders to approve the Merger or other actions or inactions by the Company or an affiliate of the Company or within the control of either, the Merger would constitute a reorganization with the meaning of Section 368(a) of the Code.

    (b) "Expenses" as used in this Agreement shall include all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement, the Company Proxy Statement and the Parent Proxy Statement, the solicitation of stockholder approvals and all other matters related to the consummation of the transactions contemplated hereby.

    (c) The Company agrees that if this Agreement is terminated pursuant to:

        (i) SECTION 8.01(B) and (X) such termination is the result of a willful breach of any representation, warranty, covenant or agreement of the Company contained herein and (y) the Company shall have entered into negotiations relating to a Competing Transaction, in any such case at any time within the period commencing on the date of this Agreement through the date of termination of this Agreement; or

        (ii) SECTION 8.01(F) because this Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of the Company at the Company Stockholders Meeting and, at the time of such meeting there shall exist a Competing Transaction, the conditions to the Company's obligations to close set forth in ARTICLE VIII of this Agreement have been otherwise satisfied and, within nine months of the Company Stockholders Meeting, the Company or its Board of Directors enters into an agreement with the same party, or an affiliate of that party, as is involved in the Competing Transaction, which agreement relates to (x) any merger, consolidation, share exchange, business consolidation or similar transaction, or (y) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole (provided, however, that in addition to the foregoing provisions of this SECTION 8.05(C)(II), (X) the conditions set forth in SECTIONS 7.01(A), (B), (C) and (D) and SECTIONS 7.03(A), (B), (C),
    (D), and (E) have been satisfied, (y) with respect to SECTION 7.01(E), Price Waterhouse LLP advises Parent that but for the failure of the Company's stockholders to approve the Merger or other actions or inactions by the Company or an affiliate of the Company or within the control of either, the Merger would be treated for financial accounting purposes as a Pooling Transaction, and (z) with respect to SECTION 7.03(F), but for the failure of the Company's stockholders to approve the Merger or other actions or inactions by the Company or an affiliate of the Company or within the control of either, the Merger would constitute a reorganization with the meaning of Section 368(a) of the Code); or

       (iii) SECTION 8.01(G)(I) and at the time of the withdrawal, modification or change (or resolution to do so) of its recommendation by the Board of Directors of the Company, there exists a Competing Transaction; or

        (iv) SECTIONS 8.01(G)(II) or (III); or

        (v) SECTION 8.01(H);

then the Company shall pay to Parent an amount equal to $15,000,000, which amount is inclusive of all of Parent's Expenses.

    (d) Any payment required to be made pursuant to SECTION 8.05(C) of this Agreement shall be made as promptly as practicable but not later than three business days after termination of this Agreement, and shall be made by wire transfer of immediately available funds to an account designated by Parent.

                                   ARTICLE IX
                               GENERAL PROVISIONS

SECTION 9.01.  EFFECTIVENESS OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

    (a) Except as set forth in SECTION 9.01(B) of this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

    (b) The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to ARTICLE VIII, except that the agreements set forth in ARTICLES I and II and IX and SECTIONS 6.08 and 6.10 shall survive the Effective Time and those set forth in SECTIONS 5.04(D), 8.02 and 8.05 and ARTICLE IX hereof shall survive termination. Nothing herein shall be construed to cause the Confidentiality Agreement to terminate upon the termination of this Agreement pursuant to
ARTICLE VIII.

    SECTION 9.02. NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or mailed by an overnight delivery service to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

        (a) If to any of the Parent Companies, to:

            Affiliated Computer Services, Inc.
           2828 North Haskell
           Dallas, Texas 75204
           Attention: David Black, Esq.
           Facsimile No.: (214)823-5746

        with a copy to:

           Hughes & Luce, L.L.P.
           1717 Main Street
           Suite 2800
           Dallas, Texas 75201
           Attention: David G. Luther, Jr.
           Facsimile No.: (214) 939-6100

        (b) If to the Company, to:

           Computer Data Systems, Inc.
           One Curie Court
           Rockville, Maryland 20850-4389
           Attention: Peter A. Bracken
           Facsimile No: (301)921-7140

        with a copy to:

           Miles & Stockbridge, a Professional Corporation
           10 Light Street
           Baltimore, Maryland 21202-1487
           Attention: Glenn C. Campbell
           Facsimile No.: (410) 385-3700

    SECTION 9.03. CERTAIN DEFINITIONS. For the purposes of this Agreement, the term:

        (a) "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

        (b) a person shall be deemed a "beneficial owner" of or to have "beneficial ownership" of the Company Common Stock or Parent Common Stock, as the case may be, in accordance with the interpretation of the term "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act, as in effect on the date hereof; provided that a person shall be deemed to be the beneficial owner of, and to have beneficial ownership of, the Company Common Stock or Parent Common Stock, as the case may be, that such person or any affiliate of such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise.

        (c) "business day" means any day other than a day on which banks in the State of New York are authorized or obligated to be closed;

        (d) "control" (including the terms "controlled," "controlled by," and "under common control with") means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise;

        (e) "ERISA Affiliate" means the Company and each corporation, partnership, or other trade or business, whether or not incorporated, which is or has been treated as a single employer or controlled group member with the Company pursuant to Code Section 414 or ERISA Section 4001.

        (f) "knowledge" or "known" means with respect to any matter in question, if an executive officer of the Company or Parent, as the case may be, has actual knowledge of such matter;

        (g) "federal government contract" is to be given its customary use within the industry. It is further defined to include any contractual arrangement (implied or express) with any agency, department, or branch of the United States Government that is subject to the laws and regulations of the United States of America, regardless of whether the Company is in privity of contract with the United States or is operating through a subcontract, partnership, teaming arrangement, affiliate, or other indirect arrangement.

        (g) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as used in Section l3(d) of the Exchange Act);

        (h) "subsidiary" or "subsidiaries" of the Company, Parent, the Surviving Corporation or any other person, means any corporation, partnership, joint venture or other legal entity of which the Company, Parent, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; and

        (i) "Tax" or "Taxes" means any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any federal, state, local or foreign taxing authority or agency, including, without limitation, (x) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes, (y) customs, duties, imposts, charges, levies or other similar assessments of any kind, and (z) interest, penalties and additions to tax imposed with respect thereto.

    SECTION 9.04. HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement Section references herein are, unless the context otherwise requires, references to sections of this Agreement.

    SECTION 9.05. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

    SECTION 9.06. ENTIRE AGREEMENT. This Agreement (together with the Exhibits, the Company Disclosure Schedule, the Parent Disclosure Schedule), the Confidentiality Agreement and any side letter entered into pursuant to this Agreement constitute the entire agreement of the parties, and supersede all prior agreements and undertakings, both written and oral, among the parties or between any of them, with respect to the subject matter hereof. The Company agrees that nothing contained in this Agreement, the proxies granted by certain officers and directors of the Company to Parent on or about the date hereof or the transactions contemplated hereby or thereby shall be deemed to violate the Confidentiality Agreement and that such agreements and proxies have been entered into or granted with the prior written consent of the Company.

    SECTION 9.07. ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise.

    SECTION 9.08. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied (other than as contemplated by SECTION 6.08 and SECTION 6.11), is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

    SECTION 9.09. SPECIFIC PERFORMANCE. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

    SECTION 9.10. FAILURE OR INDULGENCE NOT WAIVER; REMEDIES CUMULATIVE. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

    SECTION 9.11. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. Notwithstanding the foregoing, the effect of the Merger shall be governed by, and construed in accordance with, Maryland Law.

    SECTION 9.12. COUNTERPARTS. This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    SECTION 9.13. DISCLOSURE. Certain information set forth in the Company Disclosure Schedule has been included and disclosed solely for informational purposes and may not be required to be disclosed pursuant to the terms and conditions of this Agreement. The disclosure of any such information shall not be deemed to constitute an acknowledgment or agreement that the information is required to be disclosed in connection with the representations and warranties made in this Agreement or that the information is material, nor shall any information so included and disclosed be deemed to establish a standard of materiality or otherwise used to determine whether any other information is material.

    SECTION 9.14. VOTING. The directors and executive officers of each of Parent and the Company, solely in their capacity as stockholders, have entered into side letters agreeing (a) to not sell their shares of capital stock of Parent and the Company, respectively, prior to the earliest to occur of (i) the closing of the Merger or (ii) the termination of the Agreement pursuant to its terms and (b) to vote their shares of capital stock in Parent and the Company, respectively, in favor of the Merger and the transactions contemplated by this Agreement at the Parent Stockholders Meeting and the Company Stockholders Meeting, respectively.

                                   *  *  *  *

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          AFFILIATED COMPUTER SERVICES, INC.,
                                          a Delaware corporation

                                          By: /s/ DARWIN DEASON

                                          --------------------------------------

                                             Darwin Deason
                                             Chief Executive Officer

                                          ACS ACQUISITION CORP.,
                                          a Maryland corporation

                                          By: /s/ JEFFREY A. RICH

                                          --------------------------------------

                                             Jeffrey A. Rich
                                             President

                                          COMPUTER DATA SYSTEMS, INC.,
                                          a Maryland corporation

                                          By: /s/ PETER A. BRACKEN

                                          --------------------------------------

                                             Peter A. Bracken
                                             President

                                   SCHEDULES

COMPUTER DATA SYSTEMS, INC.
Schedule         --      Organization and Qualification; Subsidiaries
3.01
Schedule         --      Capitalization
3.03
Schedule         --      No Conflict; Required Filings and Consent
3.05
Schedule         --      Permits; Compliance
3.06
Schedule         --      Absence of Certain Changes or Events
3.08
Schedule         --      Litigation
3.09
Schedule         --      Employee Benefit Plans; Labor Matters
3.10
Schedule         --      Taxes
3.11
Schedule         --      Affiliates
3.13
Schedule         --      Environmental Matters
3.15
Schedule         --      Brokers
3.17
Schedule         --      Insurance
3.18
Schedule         --      Properties
3.19
Schedule         --      Certain Material Contracts
3.20
Schedule         --      Principal Customers; Competing Interests
3.21
Schedule         --      Intellectual Property Rights
3.22
Schedule         --      Federal Government Contracts
3.26
Schedule         --      Negative Covenants of Company
5.02

AFFILIATED COMPUTER SERVICES, INC.
Schedule         --      Charter and Bylaws
4.02
Schedule         --      Capitalization
4.03
Schedule         --      No Conflict; Required Filings and Consent
4.05
Schedule         --      Permits; Compliance
4.06
Schedule         --      Absence of Certain Changes or Events
4.08
Schedule         --      Litigation
4.09
Schedule         --      Brokers
4.12
Schedule         --      Conditions Related to Employee Benefit Plans; Labor Matters
4.16
Schedule         --      Environmental Matters
4.18
Schedule         --      Insurance
4.19
Schedule         --      Intellectual Property Rights
4.20
Schedule         --      Affirmative and Negative Covenants of Parent
5.03

    Affiliated Computer Services, Inc. and Computer Data Systems, Inc. agree to furnish supplementary a copy of any omitted schedule to the Securities and Exchange Commission upon request.

                                                                       EXHIBIT A

                         COMPANY AFFILIATE'S AGREEMENT

Affiliated Computer Services, Inc.
2828 N. Haskell
Dallas, Texas 75204

Ladies and Gentlemen:

    I have been advised that as of the date hereof, I may be deemed to be an "affiliate" of Computer Data Systems, Inc., a Maryland corporation (the "Company"), as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act").

    Pursuant to the terms and subject to the conditions of that certain Agreement and Plan of Merger by and among Affiliated Computer Services, Inc., a Delaware corporation ("Parent"), ACS Acquisition Corp., a Maryland corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Company dated as
of September       , 1997 (the "Merger Agreement"), providing for, among other things, the merger of Merger Sub with and into the Company (the "Merger"), I will be entitled to receive shares of Class A common stock, par value $0.01 per share, of Parent ("Parent Common Stock"), in exchange for shares of common stock, $0.10 par value, of the Company ("the Company Common Stock") owned by me at the Effective Time (as defined in the Merger Agreement) of the Merger as determined pursuant to the Merger Agreement.

    I further understand that the Merger will be treated for financial accounting purposes as a "pooling of interests" in accordance with generally accepted accounting principles and that the staff of the SEC has issued certain guidelines that should be followed to ensure the pooling of the entities.

    In consideration of the agreements contained herein, Parent's reliance on this letter in connection with the consummation of the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, I hereby represent, warrant and agree that (i) I will not make any sale, transfer or other disposition of the Company Common Stock owned by me during the period commencing 30 days before the Effective Time and ending at the earlier of the Effective Time and the termination of the Merger Agreement, and
(ii) I will not make any sale, transfer or other disposition of Parent Common Stock owned by me after the Effective Time until such time as financial statements that include at least 30 days of combined operations of the Company and Parent after the Merger shall have been publicly reported, unless I shall have delivered to Parent prior to any such sale, transfer or other disposition, a written opinion from Price Waterhouse LLP, independent public accountants for Parent, or a written no-action letter from the accounting staff of the SEC, in either case in form and substance reasonably satisfactory to Parent, to the effect that such sale, transfer or other disposition will not cause the Merger not to be treated as a "pooling of interests" for financial accounting purposes in accordance with generally accepted accounting principles and the rules, regulations and interpretations of the SEC and (iii) I will not make any sale, transfer or other disposition of any shares of Parent Common Stock received by me pursuant to the Merger in violation of the Securities Act or the Rules and Regulations. I have been advised that the issuance of the shares of Parent Common Stock pursuant to the Merger will have been registered with the SEC under the Securities Act on a Registration Statement on Form S-4. However, I have also been advised, and I agree, that since I may be deemed to be an affiliate of the Company at the time the Merger is submitted for a vote of the stockholders of the Company, the Parent Common Stock received by me pursuant to the Merger can be sold by me only (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the Securities Act, or (iii) in reliance upon an exemption from registration that is available under the Securities Act.

    I also understand and agree that stop transfer instructions will be given to Parent's transfer agent with respect to the Parent Common Stock to be received by me pursuant to the Merger and that there will be placed on the certificates representing such shares of Parent Common Stock, or any substitutions therefor, a legend stating in substance as follows:

    "These shares were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. These shares may only be transferred in accordance with the terms of such Rule and an Affiliate's Agreement between the original holder of such shares and [*], a copy of which agreement is on file at the principal offices of such company."

    It is understood and agreed that the legend set forth above shall be removed upon surrender of certificates bearing such legend by delivery of substitute certificates without such legend if I shall have delivered to Parent an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that the sale or disposition of the shares represented by the surrendered certificates may be effected without registration of the offering, sale and delivery of such shares under the Securities Act.

    By its execution hereof, Parent agrees that it will, as long as I own any Parent Common Stock to be received by me pursuant to the Merger, the resale of which remains subject to Rule 145 under the Securities Act, take all reasonable efforts to make timely filings with the SEC of all reports required to be filed by it pursuant to the Securities Exchange Act of 1934, as amended, and will promptly furnish upon written request of the undersigned a written statement confirming that such reports have been so timely filed.

    If you are in agreement with the foregoing, please so indicate by signing below and returning a copy of this letter to the undersigned, at which time this letter shall become a binding agreement between us.

                                          Very truly yours,
                                          By:
                                          --------------------------------------
                                             Name:
                                             Title:
                                             Date:
                                             Address:

ACCEPTED this       day
of September       , 1997
AFFILIATED COMPUTER SERVICES, INC.
By:
---------------------------------
   Name:
   Title:

                                                                      APPENDIX B

        [LOGO]

September 20, 1997

The Board of Directors
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75204

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Affiliated Computer Services, Inc. ("ACS") of the consideration to be paid by ACS pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of September 20, 1997 (the "Merger Agreement"), by and among ACS, ACS Acquisition Corp., a wholly owned subsidiary of ACS ("Merger Sub"), and Computer Data Systems, Inc. (CDS"). As more fully described in the Merger Agreement, (i) Merger Sub will be merged with and into CDS (the "Merger") and (ii) each outstanding share of the Common Stock, par value $0.10 per share, of CDS (the "CDS Common Stock") will be converted into the right to receive 1.759 (the "Exchange Ratio") shares of the Class A Common Stock, par value $0.01 per share, of ACS (the "ACS Common Stock").

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of ACS and certain senior officers and other representatives and advisors of CDS concerning the businesses, operations and prospects of ACS and CDS. We examined certain publicly available business and financial information relating to ACS and CDS as well as certain financial forecasts and other information and data for ACS and CDS which were provided to or otherwise discussed with us by the respective managements of ACS and CDS, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of ACS Common Stock and CDS Common Stock; the historical and projected earnings and other operating data of ACS and CDS; and the capitalization and financial condition of ACS and CDS. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluation those of ACS and CDS. We also evaluated the potential pro forma financial impact of the Merger on ACS. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of ACS and CDS that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective

The Board of Directors
Affiliated Computer Services, Inc.
September 20, 1997
Page 2

managements of ACS and CDS as to the future financial performance of ACS and CDS and the strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger. We have assumed, with your consent, that the Merger will be treated as a pooling of interests in accordance with generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein relates to the relative values of ACS and CDS. We are not expressing any opinion as to what the value of the ACS Common Stock actually will be when issued to CDS stockholders pursuant to the Merger or the price at which the ACS Common Stock will trade subsequent to the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ACS or CDS nor have we made any physical inspection of the properties or assets of ACS or CDS. We were not requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for ACS or the effect of any other transaction in which ACS might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney has been engaged to render financial advisory services to ACS with respect to this opinion and will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of ACS and CDS for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Travelers Group Inc. and its Affiliates) may maintain relationships with ACS and CDS.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of ACS in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter relating to the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to ACS.

Very truly yours,

/s/ SMITH BARNEY INC.

                                                                      APPENDIX C

                      LEGG MASON WOOD WALKER, INCORPORATED
                            111 SOUTH CALVERT STREET
                           BALTIMORE, MARYLAND 21202

                                October 1, 1997

Board of Directors
Computer Data Systems, Inc.
One Curie Court
Rockville, Maryland 20650-4389

Members of the Board:

    We understand that Affiliated Computer Services, Inc. ("ACS") proposes to acquire all of the outstanding capital stock of Computer Data Systems, Inc. ("CDSI" or the "Company") by means of a merger through a wholly-owned subsidiary of ACS (the "Sub") and the issuance of shares of ACS Class A common stock in exchange for all of the issued and outstanding shares of CDSI common stock (the "Merger Transaction"). Pursuant to the Merger Transaction, each of the outstanding shares of CDSI will be converted into the right to receive 1.759 shares of ACS Class A common stock (the "Merger Consideration"). The terms and conditions of the Merger Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of September 20, 1997 between ACS, the Sub and CDSI (the "Agreement").

    You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Merger Consideration to CDSI's stockholders. This opinion is directed only to the consideration to be received by CDSI's stockholders pursuant to the Merger Transaction.

    In connection with this opinion, we reviewed, among other things: (a) the Merger Agreement; (b) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of CDSI for the five fiscal years ended June 30, 1996; (c) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of ACS for the five years ended June 30, 1996; (d) draft copies of the Annual Reports on Form 10-K for CDSI and ACS for the fiscal years ended June 30, 1997; (e) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of CDSI and ACS; and (f) certain other communications from CDSI and ACS to their respective stockholders. We also had discussions with members of the senior managements of CDSI and ACS regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, we reviewed the reported price and trading activity for the shares of CDSI common stock and the shares of ACS Class A common stock, compared certain financial and stock market information for CDSI and ACS with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the information technology services industry specifically, and in other industries generally, and performed such other studies and analyses as we considered appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for the independent verification of such information and have further relied upon the assurances of the managements of ACS and the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of ACS, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ACS as to the future financial performance of ACS and that ACS will perform substantially in accordance with such projections. With respect to the financial projections for the Company, upon advice of the Company we have assumed that such projections

Board of Directors
October 1, 1997

have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties or facilities of ACS or the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of ACS or the Company. Upon the advice of the Company and its legal and accounting advisors, we have assumed that the Merger Transaction will qualify (i) for pooling-of-interests accounting treatment and
(ii) as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of CDSI. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    We have acted as financial advisor to the Company in connection with the Merger Transaction and will receive a fee for our services, including the delivery of this Opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We have in the past and may in the future provide investment banking and other related services to the Company, for which we expect to receive customary fees or compensation. In the ordinary course of our business, we may actively trade in the equity securities of the Company and ACS for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is directed solely to the Board of Directors of CDSI. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Legg Mason Wood Walker, Incorporated; provided that this opinion may be included in its entirety in any proxy statement or in any disclosure statement of CDSI or any filing made by CDSI with the Securities and Exchange Commission with respect to the Merger Transaction.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be paid to CDSI's stockholders is fair.

                                Very truly yours,

                                LEGG MASON WOOD WALKER, INCORPORATED

                                By:             /s/ SCOTT R. COUSINO
                                     -----------------------------------------
                                                  Scott R. Cousino
                                                 MANAGING DIRECTOR

                                                                      APPENDIX D

                       AFFILIATED COMPUTER SERVICES, INC.
                           1997 STOCK INCENTIVE PLAN

    1. PURPOSES OF THE PLAN. The purposes of this Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Non-Employee Directors and Consultants of the Company and its Subsidiaries and to promote the success of the Company's business. Options granted under the Plan may be incentive stock options (as defined under Section 422 of the Code) or non-statutory stock options, as determined by the Administrator at the time of grant of an option. Stock purchase rights, stock appreciation rights, deferred stock, dividend equivalents and restricted stock may also be granted under the Plan. It is intended that certain Performance Based Grants made to "covered employees" (as defined in Code Section 162(m)(3)) will qualify as performance based compensation under Code Section 162(m)(4)(C), and the pertinent provisions of the Plan shall be interpreted accordingly.

    2.  DEFINITIONS.  As used herein, the following definitions shall apply:

        (a) "ADMINISTRATOR" means the Board or any of its Committees appointed pursuant to Section 4 of the Plan, acting pursuant to Section 4(a) of the Plan at the time in question.

        (b) "BOARD" means the Board of Directors of the Company.

        (c) "CODE" means the Internal Revenue Code of 1986, as amended.

        (d) "COMMITTEE" means a committee or committees appointed by the Board of Directors in accordance with paragraph (a) of Section 4 of the Plan.

        (e) "COMMON STOCK" means the Class A Common Stock of the Company, provided that if the Company's certificate of incorporation is amended after the date hereof to reclassify any shares of the Company's stock, "Common Stock" shall include any shares reclassified as Class A Common Stock or any other class of common stock of the Company.

        (f) "COMPANY" means Affiliated Computer Services, Inc., a Delaware corporation.

        (g) "CONSULTANT" means a member of any advisory board of the Company or any Parent or Subsidiary and any person, including an advisor, who is engaged by the Company or any Parent or Subsidiary to render services and is compensated for such services; provided that the term Consultant shall not include directors who are paid only a director's fee by the Company, except if such director is a member of any advisory board of the Company or any Parent or Subsidiary.

        (h) "CONTINUOUS STATUS AS AN EMPLOYEE" means the absence of any interruption or termination of the employment relationship by the Company or any Subsidiary. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Board, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; or
    (iv) in the case of transfers between locations of the Company or between the Company, its Subsidiaries or its successor.

        (i) "DEFERRED STOCK" means a grant of Shares to be issued at a deferred date pursuant to Section 15(a) below.

        (j) "DIVIDEND EQUIVALENT" means a grant of rights described in Section 15(b) below.

        (k) "EMPLOYEE" means any person, including officers and directors, employed by the Company or any Parent or Subsidiary of the Company. The payment of a director's fee by the Company shall not be sufficient to constitute "employment" by the Company.

        (l) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

       (m) "FAIR MARKET VALUE" means, as of any date, the value of Common Stock determined as follows:

            (i) If the Common Stock is listed on any established stock exchange or a national market system including, without limitation, the New York Stock Exchange ("NYSE") its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported, as quoted on such system or exchange for the last market trading day prior to the time of determination) as reported in the Wall Street Journal or such other source as the Administrator deems reliable;

            (ii) If the Common Stock is quoted on the NASDAQ System (but not on the National Market System thereof) or regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high and low asked prices for the Common Stock; or

           (iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator based upon the book value of the Company (or such other valuation method as is deemed appropriate by the Administrator).

        (n) "INCENTIVE STOCK OPTION" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

        (o) "NON-EMPLOYEE DIRECTOR" means a director of the Company who is not an Employee.

        (p) "NONSTATUTORY STOCK OPTION" means an Option not intended to qualify as an Incentive Stock Option.

        (q) "OPTION" means a stock option granted pursuant to the Plan.

        (r) "OPTIONED STOCK" means the Common Stock subject to an Option.

        (s) "OPTIONEE" means an Employee or Consultant who receives an Option.

        (t) "PARENT" means, for purposes of issuance of Incentive Stock Options under the Plan, a "parent corporation," whether now or hereafter existing, as defined in Section 425(e) of the Code.

        (u) "PERFORMANCE BASED GRANT" means an Option or Stock Appreciation Right granted to a "covered employee" (as defined in Code Section 162(m)(3)) that the Administrator designates as a "Performance Based Grant." Provided, that nothing in the Plan shall be construed to prevent the issuance of Options or other rights to such "covered employees" that are not Performance Based Grants if the Administrator so elects.

        (v) "PLAN" means this 1997 Stock Plan, as amended.

        (w) "RESTRICTED STOCK" means shares of Common Stock acquired pursuant to a grant of Stock Purchase Rights under Section 12 of the Plan or a Restricted Stock Grant pursuant to Section 14 of the Plan.

        (x) "SEVERANCE AGREEMENT" means a severance agreement or arrangement between the Company and any executive officer of the Company.

        (y) "SHARE" means a share of the Common Stock, as adjusted in accordance with Section 17 of the Plan.

        (z) "STOCK APPRECIATION RIGHT" means an award of a right to benefit from the appreciation of Common Stock granted pursuant to Section 13 of the Plan.

       (aa) "SUBSIDIARY" means, for purposes of issuance of Incentive Stock Options under the Plan, a "subsidiary corporation", whether now or hereafter existing, as defined in Section 425(f) of the Code.

    3. STOCK SUBJECT TO THE PLAN. The maximum aggregate number of Shares which may be optioned, sold, granted, or otherwise issued under the Plan shall initially be 3,675,000, which amount may, at the discretion of the Board, be increased from time to time to a number such that the sum of (a) the number of shares of Common Stock covered by then outstanding options granted pursuant to the Company's 1988 Stock Option Plan and held by current employees and consultants, as defined in such plan, (b) the number of shares of Common Stock covered by their outstanding options granted pursuant to this Plan and held by current Employees, Consultants and Non-Employee Directors, and (c) the number of shares of Common Stock available for issuance pursuant to options to be granted pursuant to this Plan equals 12.8% of the total number of Shares of Common Stock of the Company and shares of any other class of common stock of the Company outstanding from time to time; provided however, subject to adjustment under
Section 17 of the Plan, the number of Shares which may be optioned, sold, granted, or otherwise issued under the Plan shall never be less than 3,675,000. The Shares may be authorized, but unissued, or reacquired Common Stock. Notwithstanding the foregoing, subject to adjustment under Section 17 of the Plan, no more than 3,675,000 Shares will be available for the granting of Incentive Stock Options under the Plan.

    If an Option should expire or become unexercisable for any reason without having been exercised in full, or other rights to Shares granted under the Plan should lapse or be forfeited, the unpurchased, unissued or forfeited Shares which were subject thereto shall, unless the Plan shall have been terminated, become available for future grant under the Plan.

    4.  ADMINISTRATION OF THE PLAN.

        (a)  PROCEDURE.

            (i) ADMINISTRATION WITH RESPECT TO DIRECTORS AND OFFICERS. With respect to grants of Options, Stock Purchase Rights and other rights and awards hereunder to Employees who are also officers or directors of the Company, the Plan shall be administered by (A) the Board if the Board may administer the Plan in compliance with Rule 16b-3 promulgated under the Exchange Act or any successor thereto ("Rule 16b-3") with respect to a plan intended to qualify thereunder as a discretionary plan, or (B) a Committee designated by the Board to administer the Plan, which Committee shall be constituted in such a manner as to permit the Plan to comply with Rule 16b-3 with respect to a plan intended to qualify thereunder as a discretionary plan. With respect to grants to Non-Employee Directors under the Plan, the Plan shall be administered by the Board in accordance with Rule 16b-3, provided that no Non-Employee Director shall vote on any decision affecting his individual benefits under the Plan. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. Notwithstanding the foregoing, with respect to Performance Based Grants to any "covered employee" (as defined in Code Section 162(m)), the Plan shall be administered by a Committee of the Board comprised solely of two or more outside directors (as defined in Code Section 162(m)(4)(C)). From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies, however caused, and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by Rule 16b-3 with respect to a plan intended to qualify thereunder as a discretionary plan.

            (ii) MULTIPLE ADMINISTRATIVE BODIES. If permitted by Rule 16b-3, the Plan may be administered by different bodies with respect to directors, non-director officers and Employees who are neither directors nor officers.

           (iii) ADMINISTRATION WITH RESPECT TO CONSULTANTS AND OTHER
       EMPLOYEES. With respect to grants of Options or Stock Purchase Rights to Employees or Consultants who are neither directors nor officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the legal requirements relating to the administration of incentive stock option plans, if any, of Delaware corporate and securities laws and of the Code (the "Applicable Laws"). Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies, however caused, and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by the Applicable Laws.

        (b) POWERS OF THE ADMINISTRATOR. Subject to the provisions of the Plan and in the case of a Committee, the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

            (i) to determine the Fair Market Value of the Common Stock, in accordance with Section 2(m) of the Plan;

            (ii) to select the Consultants, Employees and Non-Employee Directors to whom Options and Stock Purchase Rights may from time to time be granted hereunder;

           (iii) to determine whether and to what extent Options, Stock Purchase Rights and other rights, or any combination thereof, are granted hereunder;

            (iv) to determine the number of Shares of Common Stock to be covered by each such award granted hereunder; provided, however, that no Optionee who is a "covered employee" as defined in Code Section 162(m)(3) shall receive in any one fiscal year of the Company grants of Options and Stock Appreciation Rights with respect to more than the initial number of shares subject to the Plan, as set forth in Section 3;

            (v) to approve forms of agreement for use under the Plan;

            (vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder (including, but not limited to, the share price and any restriction or limitation, or any vesting acceleration or waiver of forfeiture restrictions regarding any Option or other award and/or the Shares of Common Stock relating thereto, based in each case on such factors as the Administrator shall determine, in its sole discretion) which shall be set forth in a written award document or agreement approved by the Administrator;

           (vii) to determine whether and under what circumstances an Option may be settled in cash under subsection 9(f) instead of Common Stock;

          (viii) to determine whether, to what extent and under what circumstances Common Stock and other amounts payable with respect to an award under this Plan shall be deferred either automatically or at the election of the participant (including providing for and determining the amount, if any, of any deemed earnings on any deferred amount during any deferral period) in accordance with Section 15(a) below;

            (ix) to reduce the exercise price of any Option or Stock Appreciation Right to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Option or Stock Appreciation Right shall have declined since the date the Option was granted. Any such reduction in exercise price shall be subject to the requirements of section 8(a) below as if a new option were granted, and shall be treated as the granting of additional options for purposes of the share limitation set forth in section 4(b)(iv) above; and

            (x) to determine the terms and restrictions applicable to Restricted Stock, Deferred Stock, and Dividend Equivalents.

        (c) EFFECT OF COMMITTEE'S DECISION. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees and any other holders of any Options.

    5.  ELIGIBILITY.

        (a) Nonstatutory Stock Options, Stock Purchase Rights, Stock Appreciation Rights, Deferred Stock, Dividend Equivalents and Restricted Stock may be granted to Employees, Consultants and Non-Employee Directors. Incentive Stock Options may be granted only to Employees. An Employee, Consultant or Non-Employee Director who has been granted an Option or other awards may, if he is otherwise eligible, be granted an additional Option or Options or other awards.

        (b) Each Option shall be designated in the written option agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000 (whether due to acceleration of exercisability, miscalculation or error), such excess Options shall be treated as Nonstatutory Stock Options. In the event that only a portion of the options granted at the same time can be applied to the $100,000 limit, the Company shall issue separate share certificate(s) for such number of shares as does not exceed the $100,000 limit, and shall designate such shares as Incentive Stock Options stock in its share transfer records.

        (c) For purposes of Section 5(b), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

        (d) The Plan shall not confer upon any Optionee any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with his right or the Company's right to terminate his employment or consulting relationship at any time, with or without cause.

    6. TERM OF PLAN. Subject to any applicable law, the Plan shall continue in effect until terminated pursuant to Section 19; provided, however, that no grants of Incentive Stock Options shall be made under the Plan following the expiration of ten years from the original effective date of the Plan.

    7. TERM OF OPTION. The term of each Option shall be the term stated in the Option Agreement; provided, however, that in the case of an Incentive Stock Option, the term shall be no more than ten (10) years from the date of grant thereof or such shorter term as may be provided in the Option Agreement. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

    8.  OPTION EXERCISE PRICE AND CONSIDERATION.

        (a) The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Board, but shall be subject to the following:

            (i) In the case of an Incentive Stock Option

               (A) granted to an Employee who, at the time of the grant of such Incentive Stock Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

                (B) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

            (ii) In the case of a Nonstatutory Stock Option granted to any person, the per Share exercise price shall be determined by the Administrator.

        (b) The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant) and may consist entirely of (1) cash,
    (2) check, (3) promissory note, (4) other Shares which (x) in the case of Shares acquired upon exercise of an Option either have been owned by the Optionee for more than six months on the date of surrender or were not acquired, directly or indirectly, from the Company, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, (5) authorization from the Company to retain from the total number of Shares as to which the Option is exercised that number of Shares having a Fair Market Value on the date of exercise equal to the exercise price for the total number of Shares as to which the Option is exercised, (6) delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, (7) delivery of an irrevocable subscription agreement for the Shares which irrevocably obligates the Optionee to take and pay for the Shares not more than twelve months after the date of delivery of the subscription agreement, (8) any combination of the foregoing methods of payment, or (9) such other consideration and method of payment for the issuance of Shares to the extent permitted under Applicable Laws. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

    9.  EXERCISE OF OPTION.

        (a) PROCEDURE FOR EXERCISE: RIGHTS AS A SHAREHOLDER. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, including performance criteria with respect to the Company and/or the Optionee, and as shall be permissible under the terms of the Plan.

        An Option may not be exercised for a fraction of a Share.

        An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment may, as authorized by the Administrator, consist of any consideration and method of payment allowable under Section 8(b) of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 10 of the Plan.

        Exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

        (b) TERMINATION OF EMPLOYMENT. In the event of termination of an Optionee's consulting relationship, Continuous Status as an Employee or status as a Non-Employee Director of the Company, such Optionee may, subject to Section 9(g) below, exercise vested Options that are not Incentive Stock Options to the extent and subject to the provisions set out in Optionee's Notice of Grant and Stock Option Agreement. In the case of an Incentive Stock Option, such Option may be exercised only within sixty (60) days (or such other period of time as is determined by the Administrator, with such determination being made at the time of grant of the Option and not exceeding ninety (90) days) after the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement), and only to the extent that Optionee was entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise an Incentive Stock Option at the date of such termination, or if Optionee does not exercise such Option to the extent so entitled under the Option Agreement within the time specified herein, the Option shall terminate.

        (c) DISABILITY OF OPTIONEE. Notwithstanding the provisions of Section 9(b) above, in the case of an Incentive Stock Option, in the event of termination of an Optionee's Continuous Status as an Employee as a result of his total and permanent disability (as defined in Section 22(e)(3) of the Code), Optionee may, but only within twelve (12) months from the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement), exercise an Incentive Stock Option to the extent otherwise entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise an Incentive Stock Option at the date of termination, or if Optionee does not exercise such Incentive Stock Option to the extent so entitled within the time specified herein, the Incentive Stock Option shall terminate. However, the twelve (12) month limitation set out in this paragraph shall not apply to limit the exercise period set out in the Stock Option Agreement in the case of any Nonstatutory Stock Option.

        (d) DEATH OF OPTIONEE. In the event of the death of an Optionee, the Option may be exercised, according to its terms, by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the Option was vested at the date of death. To the extent the Option was unvested at the date of death, such unvested portion of the Option shall terminate.

        (e) RULE 16B-3. Options granted to persons subject to Section 16(b) of the Exchange Act must comply with Rule 16b-3 and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

        (f) BUYOUT PROVISIONS. The Administrator may at any time offer to buy out for a payment in cash or Shares, an Option previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Optionee at the time that such offer is made.

        (g)  TERMINATION FOR CAUSE.  Notwithstanding subsections (b), (c) and
    (d) of this Section 9, any Optionee whose consulting relationship, Continuous Status as an Employee or status as a Non-Employee Director is terminated by the Company for Cause shall forfeit all Options granted under this Plan, whether or not vested. For purposes of this Plan, an Optionee shall be deemed to have been terminated for Cause if the Optionee commits an act of gross negligence or willful misconduct, including, but not limited to, a dereliction of duty or the committing of and conviction for a crime involving breach of fiduciary duty to an employer, a felony or a crime involving moral turpitude.

        (h) RELOAD OPTIONS. In the event a person who is an employee of the Company or a Subsidiary shall exercise an Option (the "Original Option") by paying all or a portion of the Exercise Price of the shares of Common Stock subject to the Original Option by tendering to the Company shares of Common Stock owned by such person, an Option to purchase the number of shares of Common Stock used for such purpose by the employee (the "Reload Option") shall be granted to the employee as of the exercise date; provided that a Reload Option has been granted to such Optionee with respect to such Option, as evidenced in his written option agreement. The Reload Option may be exercised at any time during the term of the Original Option, under such terms and conditions, and subject to such limitations, if any, as may be placed on such exercisability in the Agreement.

    10.  VESTING OF OPTIONS IN CERTAIN EVENTS.

        (a) If the Company undergoes a Change of Control, then all of the outstanding Options held by any Optionee, whether or not such Options are vested at such time, shall become vested and exercisable, effective the day immediately prior to such Change of Control. For purposes of the preceding sentence, a "Change of Control" shall have occurred if the Company is merged, consolidated, or reorganized into or with another person, entity, or group of entities under common control or if a majority of the outstanding capital stock or all or substantially all of the assets of the Company are sold to any other person, entity, or group of entities under common control and as a result of such merger, consolidation, reorganization, or sale of capital stock or assets, more than 51% of the combined voting power of the then outstanding voting securities of the surviving person or entity immediately after such transaction are held in the aggregate by a person, entity or group of entities under common control who beneficially owned less than 51% of the combined voting power of the Company prior to such transaction.

        (b) The Administrator shall, with respect to any participant under the Plan who has a Severance Agreement with the Company, and in its discretion may, with respect to any other participant under the Plan, include provisions similar to (a) above in the terms of an award of Stock Purchase Rights, Stock Appreciation Rights, Restricted Stock, Deferred Stock, or Dividend Equivalents hereunder.

    11. NON-TRANSFERABILITY OF OPTIONS. The Option may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by Will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

Notwithstanding the foregoing, Nonstatutory Options granted hereunder shall, with respect to any Participant under the Plan who has a Severance Agreement with the Company, and may in the discretion of the Administrator, with respect to any other participant, be granted on terms that permit transfer without consideration of such Nonstatutory Options by Optionee to:

    (i) the spouse, children or grandchildren of the Optionee;

    (ii) a trust or Uniform Gifts to Minors Act custodial account for the exclusive benefit of the child(ren) or grandchild(ren) of the Optionee; or

   (iii) a partnership or other entity in which the Optionee's spouse, children and/or grandchildren are the only partners,

and permit the pledge of such Nonstatutory Stock Options by an Optionee to the Company or a third party, as security for indebtedness, provided that (A) the stock option agreement pursuant to which such Nonstatutory Options are granted must be approved by the Administrator, and must, except with respect to agreements with any Participant under the Plan who has a Severance Agreement with the Company, expressly provide for transferability in a manner consistent with this Section, and (B) subsequent transfers of transferred Options shall be prohibited except by will or the laws of descent and distribution. Following transfer, any such Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of each Agreement and Section 9 hereof the term "Optionee" shall be deemed to refer to the transferee (however, the events of termination of employment specified in Sections 9(b), (c) or (d) hereof shall continue to be applied with respect to the original Optionee). Except as set forth above, Options may not be transferred except by will or the laws of descent and distribution.

    12.  STOCK PURCHASE RIGHTS.

    (a) RIGHTS TO PURCHASE. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing of the terms, conditions and restrictions related to the offer, including the number of Shares that such person shall be entitled to purchase, the price to be paid (which price shall be determined by the Administrator), and the time within which such person must accept such offer, which shall in no event exceed thirty (30) days from the date upon which the Administrator made the determination to grant the Stock Purchase Right. The offer shall be accepted by execution of a Restricted Stock purchase agreement in the form determined by the Administrator. Shares purchased pursuant to the grant of a Stock Purchase Right shall be referred to herein as "Restricted Stock".

    (b) REPURCHASE OPTION. Unless the Administrator determines otherwise, the Restricted Stock purchase agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or Disability). The purchase price for Shares repurchased pursuant to the Restricted Stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at such rate as the Committee may determine.

    (c) OTHER PROVISIONS. The Restricted Stock purchase agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion. In addition, the provisions of Restricted Stock purchase agreements need not be the same with respect to each purchaser.

    (d) RIGHTS AS A SHAREHOLDER. Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 16 of the Plan.

    13.  STOCK APPRECIATION RIGHTS.

    The grant of Stock Appreciation Rights under the Plan shall be subject to the following terms and conditions, and shall contain such additional terms and conditions, not inconsistent with the express terms of the Plan, as the Committee shall deem desirable:

    (a) STOCK APPRECIATION RIGHTS. A Stock Appreciation Right is an Award entitling a Participant to receive an amount equal to (or if the Committee shall determine at the time of grant, less than) the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the date of grant of the Stock Appreciation Right, or, in the case of a grant other than a Performance Based Grant, such other price as may be set by the Committee, multiplied by the number of shares of Common Stock with respect to which the Stock Appreciation Right shall have been exercised.

    (b) GRANT. A Stock Appreciation Right may be granted separately, or in tandem with Options or other rights hereunder, whereby the exercise of one such Award affects the right to exercise the other, subject to limitation under Code
Section 422 with respect to Incentive Stock Options.

    (c) EXERCISE. A Stock Appreciation Right may be exercised by a Participant in accordance with procedures established by the Committee, except that in no event shall a Stock Appreciation Right be exercisable prior to the first Anniversary Date of the date of grant. The Committee shall establish procedures to provide that, with respect to any Participant subject to Section 16(b) of the Exchange Act who would receive cash in whole or in part upon exercise of the Stock Appreciation Right, such exercise may only occur during an exercise period beginning on the third business day following the Company's public release of quarterly or annual summary statements of sales and earnings and ending on the last day of the month following the month in which such public release occurred or during such other period as the Administrator may provide. To the extent it is not inconsistent with the preceding sentence, the Committee, in its discretion, may provide that a Stock Appreciation Right shall be automatically exercised on one or more specified dates, or that a Stock Appreciation Right may be exercised during only limited time periods.

    (d) FORM OF PAYMENT. Payment to the Participant upon exercise of a Stock Appreciation Right may be made (i) in cash, by certified or cashier's check or by money order, (ii) in shares of Common Stock, (iii) in the form of a Deferred Compensation Stock Option, or (iv) any combination of the above, as the Committee shall determine. The Committee may elect to make this determination either at the time the Stock Appreciation Right is granted, or with respect to payments contemplated in clauses (i) and (ii) above, at the time of the exercise.

    14.  RESTRICTED STOCK.

    Restricted Stock Grants may be made to Employees, Non-Employee Directors and Consultants under the Plan. Restricted Stock Grants shall be subject to the following terms and conditions, and may contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Committee shall deem desirable:

    (a) RESTRICTED STOCK GRANTS. A Restricted Stock Grant is an award of shares of Common Stock transferred to a Participant subject to such terms and conditions as the Administrator deems appropriate, including, without limitation, the requirement that the Participant forfeit such units upon termination of employment for specified reasons within a specified period of time, and restrictions on the sale, assignment, transfer or other disposition of the units as set forth in (c) below. Further, as a condition to the grant of Restricted Stock to any Participant who, at the date of grant has not been employed by the Company and has not performed services for the Company, the Administrator shall require such Participant to pay at least an amount equal to the par value of the shares of Common Stock subject to the Restricted Stock Grant within 30 days of the date of the grant, and failure to pay such amount shall result in an automatic termination of the Restricted Stock Grant.

    (b) GRANT OF AWARDS. Restricted Stock Grants shall be granted under the Plan in such form and on such terms and conditions as the Administrator may from time to time approve. Subject to the terms of the Plan, the Administrator shall determine the number of Restricted Stock Grants to be granted to a Participant and the Administrator may impose different terms and conditions on any particular Restricted Award made to any Participant. Each Participant receiving a Restricted Stock Grant shall be issued a stock certificate in respect of the shares of Common Stock. The certificate shall be registered in the name of the Participant, shall be accompanied by a stock power duly executed by the Participant, and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to the Award. The certificate evidencing the shares shall be held in custody by the Company until the restrictions imposed thereon shall have lapsed or been removed.

    (c) RESTRICTION PERIOD. Restricted Awards shall provide that in order for a Participant to vest in the Awards, the Participant must continuously provide services for the Company or its Subsidiaries, subject to relief for specified reasons established by the Administrator in the terms of the grant, such as disability or a Change of Control, for a period commencing on the date of the Award and ending on such later date or dates as the Administrator may designate at the time of the Award, provided that the Administrator determines that such period is adequate to result in a substantial risk of forfeiture under Code
Section 83(a) ("Restriction Period"). During the Restriction Period, a Participant may not sell, assign, transfer, pledge, encumber, or otherwise dispose of shares of Common Stock received under a Restricted Stock Grant. The Administrator, in its sole discretion, may provide for the lapse of restrictions in installments during the Restriction Period. Upon expiration of the applicable Restriction Period (or lapse of restrictions during the Restriction Period where the restrictions lapse in installments), the Participant shall be entitled to receive his or her Restricted Award or the applicable portion thereof, as the case may be.

    (d) RIGHTS AS A SHAREHOLDER. Except as provided above, a Participant shall have, with respect to the shares of Common Stock received under a Restricted Stock Grant, all of the rights of a shareholder of the Company, including the right to vote the shares, and the right to receive any cash dividends. Stock dividends issued with respect to the shares covered by a Restricted Stock Grant shall be treated as additional shares under the Restricted Stock Grant and shall be subject to the same restrictions and other terms and conditions that apply to shares under the Restricted Stock Grant with respect to which the dividends are issued.

    15.  OTHER EQUITY BASED RIGHTS.

    (a) DEFERRED STOCK. The Administrator is authorized to grant Deferred Stock to Participants, subject to the following terms and conditions:

         (i) AWARD AND RESTRICTIONS. Delivery of Shares will occur upon expiration of the deferral period specified for Deferred Stock by the Administrator (or, if permitted by the Administrator, as elected by the Participant). Prior to delivery of the Deferred Stock, the Participant shall not have any of the rights of a Shareholder and shall have the status of an unsecured creditor having the Company's mere contractual obligation to deliver Shares at a later date. In addition, Deferred Stock shall be subject to such restrictions as the Administrator may impose, which restrictions may lapse at the expiration of the deferral period or at earlier specified times, separately or in combination, in installments, or otherwise, as the Administrator shall determine.

         (ii) FORFEITURE. Except as otherwise determined by the Administrator, upon termination of employment (as determined under criteria established by the Administrator) during the applicable deferral period or portion thereof (as provided in the Award Agreement evidencing Deferred Stock), all Deferred Stock that is at that time subject to deferral (other than a deferral at the election of the Participant) shall be forfeited; provided, however, that the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock will be waived in whole or in part in the event of terminations resulting from specified causes.

       (iii) Deferred Stock awards shall be made only if the Administrator determines that any applicable requirements of the Code (pertaining to deferral of taxation), the Employee Retirement Income Security Act of 1974, as amended, Rule 16b-3, and other pertinent statutes, rules and regulations have been complied with, and such awards shall be subject to all additional terms, conditions and restrictions necessary to comply therewith.

    (b) DIVIDEND EQUIVALENTS. The Administrator is authorized to grant Dividend Equivalents to Participants. The Administrator may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares or Awards, or otherwise reinvested.

    16. STOCK WITHHOLDING TO SATISFY WITHHOLDING TAX OBLIGATIONS. At the discretion of the Administrator, Optionees may satisfy withholding obligations as provided in this paragraph. When an Optionee incurs tax liability in connection with an Option or Stock Purchase Right, which tax liability is subject to tax withholding under applicable tax laws, and the Optionee is obligated to pay the Company an amount required to be withheld under applicable tax laws, the Optionee may satisfy the withholding tax obligation by electing to have the Company withhold from the Shares to be issued upon exercise of the Option, or the Shares to be issued in connection with the Stock Purchase Right, if any, that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined (the "Tax Date").

    All elections by an Optionee to have Shares withheld for this purpose shall be made in writing in a form acceptable to the Administrator and shall be subject to the following restrictions:

            (a) the election must be made on or prior to the applicable Tax
       Date;

            (b) once made, the election shall be irrevocable as to the particular Shares of the Option or Right as to which the election is made;

            (c) all elections shall be subject to the consent or disapproval of the Administrator;

            (d) if the Optionee is subject to Rule 16b-3, the election must comply with the applicable provisions of Rule 16b-3 and shall be subject to such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

               In the event the election to have Shares withheld is made by an Optionee and the Tax Date is deferred under Section 83 of the Code because no election is filed under Section 83(b) of the Code, the Optionee shall receive the full number of Shares with respect to which the Option or Stock Purchase Right is exercised but such Optionee shall be unconditionally obligated to tender back to the Company the proper number of Shares on the Tax Date.

    17. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION OR MERGER. Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by each outstanding Option, and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Common Stock covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.

    In the event of the proposed dissolution or liquidation of the Company, the Board shall notify the Optionee at least fifteen (15) days prior to such proposed action. To the extent it has not been previously exercised, the Option will terminate immediately prior to the consummation of such proposed action. In the event of a merger of the Company with or into another corporation, the Option shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation. In the event that such successor corporation does not agree to assume the Option or to substitute an equivalent option, the Board may, in lieu of such assumption or substitution, provide for the Optionee to have the right to exercise the Option as to all of the Optioned Stock, including Shares as to which the Option would not otherwise be exercisable. If the Board makes an Option fully exercisable in lieu of such assumption or substitution in the event of a merger, the Board shall notify the Optionee that the Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Option will terminate upon the expiration of such period.

    18. TIME OF GRANTING OPTIONS. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such other date as is determined by the Administrator. Notice of the determination shall be given to each Employee, Consultant or Non-Employee Director to whom an Option is so granted within a reasonable time after the date of such grant.

    19.  AMENDMENT AND TERMINATION OF THE PLAN.

        (a) AMENDMENT AND TERMINATION. The Board may at any time amend, alter, suspend or discontinue the Plan, but no amendment, alteration, suspension or discontinuation shall be made which would impair the material rights of any Optionee under any grant theretofore made, without his or her consent. In addition, to the extent necessary and desirable to comply [with Rule 16b-3 under the Exchange Act or] with Sections 162(m) or 422 of the Code (or any other applicable law or regulation, including the requirements of the NYSE or other established stock exchange), the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required.

        (b) EFFECT OF AMENDMENT OR TERMINATION. Any such amendment or termination of the Plan shall not affect Options already granted and such Options shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Optionee and the Board, which agreement must be in writing and signed by the Optionee and the Company.

    20. CONDITIONS UPON ISSUANCE OF SHARES. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

    As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law. To the extent required under Code
Section 162(m)(4)(C), Performance Based Grants made hereunder with respect to any "covered employee" are subject to stockholder approval of material provisions of the Plan.

    21. RESERVATION OF SHARES. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

    22. AGREEMENTS. Options, Stock Purchase Rights, Stock Appreciation Rights, Deferred Stock, Restricted Stock and Dividend Equivalents shall be evidenced by written agreements or award documents in such form as the Administrator shall approve from time to time.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Delaware General Corporation Law ("DGCL") authorizes Delaware corporations to limit liability of directors and officers to the corporation or its stockholders for money damages, except for (a) breaches of the directors duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law; (c) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (d) transactions in which the director received an improper personal benefit. The DGCL, unless limited by the corporation's charter, provides that indemnification is mandatory to the extent a director, officer, employee or agent, acting in good faith, and in a manner he or she reasonably believes to be in, or not opposed to, the best interests of the corporation, or with respect to any criminal action or proceeding, there was no reason to believe his or her conduct was unlawful, or has been successful on the merits or otherwise in the defense of any proceeding covered by the indemnification statute. The DGCL generally permits indemnification for expenses incurred in the defense or settlement of derivative or third party actions, provided that there is a determination by a quorum of directors who were not parties to the action, or if such quorum is not obtainable, or if directed by such quorum by independent counsel, or by a majority vote of a quorum of the stockholders, that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, or in a criminal proceeding that the person had no reason to believe his or her conduct to be unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable. The DGCL states that the indemnification provided by statute shall not be deemed exclusive of any other rights under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise. Article NINTH of the Charter of the Registrant, limits the liability of directors and officers to the fullest extent permitted by the DGCL. Article NINTH of the Charter of the Registrant also authorizes the Corporation to enter into contracts, adopt bylaws or resolutions to provide for the indemnification of directors and officers. Section 33 of the Bylaws of the Registrant provides for the indemnification of the corporation's directors and officers to the fullest extent permitted by the DGCL. In addition, the Registrant's officers and directors are covered by certain insurance policies maintained by the Registrant.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

        2.1  --         Agreement and Plan of Merger, dated as of September 20 , 1997, by and among the Registrant, ACS Acquisition Corp., and Computer Data Systems, Inc.
                          (attached as Appendix A to the Joint Proxy Statement/Prospectus included in this registration statement).

       *2.2  --         Form of Proxy for Holders of Affiliated Computer Services Common Stock.

       *2.3  --         Form of Proxy for Holders of Computer Data Systems Common Stock.

        3.1  --         Charter of the Registrant.

        3.2  --         Bylaws of the Registrant.

        4.1  --         See Exhibits 3.1 and 3.2.

       *5.1  --         Opinion of Hughes & Luce, LLC, as to the legality of the securities.

       *8.1  --         Tax opinion of Hughes & Luce, LLC.

       *8.2  --         Tax opinion of Miles & Stockbridge, a Professional Corporation.

      *10.1  --         Amended 1988 Stock Option Plan of the Company.

       10.2  --         1997 Stock Incentive Plan of the Company (attached as Appendix D to the Joint
                          Proxy Statement/Prospectus included in this registration statement).

       21.1  --         Subsidiaries of the Registrant.

      *23.1  --         Consent of Price Waterhouse, LLP.

      *23.2  --         Consent of Ernst & Young LLP.

      *23.3  --         Consent of Hughes & Luce, LLP (included in opinion filed as Exhibit 5.1).

      *23.4  --         Consent of Hughes & Luce, LLP (included in opinion filed as Exhibit 8.1).

      *23.5  --         Consent of Miles & Stockbridge, a Professional Corporation (included in opinion filed as Exhibit 8.2).

       24.1  --         Powers of Attorney.

------------------------

* Filed herewith

    (b) Financial Statement Schedules

   No financial statement schedules are required as all material required information is disclosed in Financial Statements.

ITEM 22.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement, shall be deemed a new registration statement relating to the Securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling a person of the Registrant pursuant to the following provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant, in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant, hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of the receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning the transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dallas, State of Texas, on November 14, 1997.

                                AFFILIATED COMPUTER SERVICES, INC.

                                By:                      *
                                     -----------------------------------------
                                                       (SEAL)
                                                   Darwin Deason
                                              CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on November 14, 1997.

               SIGNATURES                                TITLE
----------------------------------------  ------------------------------------

                   *
----------------------------------------  Chief Executive Officer and Chairman
             Darwin Dawson                  of the Board of Directors

                   *
----------------------------------------  President, Chief Operating Officer
            Jeffrey A. Rich                 and Director

                   *
----------------------------------------  Executive Vice President, Chief
              Mark A. King                  Financial Officer and Director

                   *
----------------------------------------  Executive Vice President and
          Henry G. Hortenstine              Director

*By:          /s/ DAVID W. BLACK           Attorney-in-fact, Executive Vice
      -----------------------------------    President, General Counsel and
                David W. Black               Director

                   *
----------------------------------------  Director
             Frank A. Rossi

                   *
----------------------------------------  Director
           Joseph P. O' Neill

                               INDEX TO EXHIBITS

  EXHIBIT                                                                                                     SEQUENTIALLY
  NUMBER                                                    DESCRIPTION                                       NUMBERED PAGE
-----------             ------------------------------------------------------------------------------------  -------------
       2.1   --         Agreement and Plan of Merger, dated as of September 20 , 1997, by and among the
                          Registrant, ACS Acquisition Corp., and Computer Data Systems, Inc. (attached as
                          Appendix A to the Joint Proxy Statement/ Prospectus included in this registration statement).

      *2.2   --         Form of Proxy for Holders of Affiliated Computer Services Common Stock.

      *2.3   --         Form of Proxy for Holders of Computer Data Systems Common Stock.

       3.1   --         Charter of the Registrant.

       3.2   --         Bylaws of the Registrant.

       4.1   --         See Exhibits 3.1 and 3.2.

      *5.1   --         Opinion of Hughes & Luce, LLC, as to the legality of the securities.

      *8.1   --         Tax opinion of Hughes & Luce, LLC.

      *8.2   --         Tax opinion of Miles & Stockbridge, a Professional Corporation.

     *10.1   --         Amended 1988 Stock Option Plan of the Company.

      10.2   --         1997 Stock Incentive Plan of the Company (attached as Appendix D to the Joint Proxy
                          Statement/Prospectus included in this registration statement).

      21.1   --         Subsidiaries of the Registrant.

     *23.1   --         Consent of Price Waterhouse, LLP.

     *23.2   --         Consent of Ernst & Young LLP.

     *23.3   --         Consent of Hughes & Luce, LLP (included in opinion filed as Exhibit 5.1).

     *23.4   --         Consent of Hughes & Luce, LLP (included in opinion filed as Exhibit 8.1).

     *23.5   --         Consent of Miles & Stockbridge, a Professional Corporation (included in opinion filed as Exhibit 8.2).

      24.1   --         Powers of Attorney.

------------------------

* Filed herewith